ally
do it right.



2023 ANNUAL REPORT

OUR BUSINESS

A leader in digital financial services.

Ally Financial Inc. (NYSE: ALLY) is a financial services company with the nation's largest all-digital bank and an industry-leading auto financing business, driven by a mission to "Do It Right" and be a relentless ally for customers and communities. The company serves approximately 11 million customers through a full range of online banking services (including deposits, mortgage, and credit card products) and securities brokerage and investment advisory services. The company also includes a robust corporate finance business that offers capital for equity sponsors and middle-market companies, as well as auto financing and insurance offerings.



OUR PURPOSE

Be a relentless ally that does right.

As a customer-obsessed company with passionate customer service and innovative financial solutions, we are relentlessly focused on "Doing It Right" and being a trusted financial-services provider to our banking, auto and corporate customers. We are the nation's leading auto lender and the largest online-only bank, who has paved the way for industry transformation by making banking simpler and more straightforward. We are rooted in the belief that we are all better off with an ally.

OUR PROMISE

Do right by our customers.

We're creating a better way to bank. Our teammates are committed to developing award-winning technology, financial services that make your life easier, products that are never status quo and diverse thinking that inspires new ideas.

- We have a fierce commitment to "Do it Right"

- Make banking and investing more accessible with no-to-low fees, lower barriers to entry, and tools and resources to help people make the best decisions for their financial well-being

- Treat every customer equally with honesty and integrity

- Give back to our communities—primarily focused on reducing barriers to economic mobility through financial education, affordable housing, workforce preparedness and digital job training





GAAP & core results: annual.

	FY 2023	FY 2022	FY 2021	FY 2020	FY 2019
GAAP earnings per common share ("EPS") *(diluted, net income attributable to common shareholders)*	$ 2.98	$ 5.03	$ 8.22	$ 2.88	$ 4.34
Adjusted EPS[1]	$ 3.05	$ 6.06	$ 8.61	$ 3.03	$ 3.72
Return (net income) on GAAP common equity	8.3%	13.3%	20.2%	7.7%	12.4%
Core ROTCE[1]	11.5%	20.5%	24.3%	9.1%	12.0%
GAAP common shareholder's equity per share	$ 37.83	$ 35.20	$ 43.58	$ 39.24	$ 38.51
Adjusted tangible book value per share[1]	$ 33.34	$ 29.96	$ 38.73	$ 36.05	$ 35.06
GAAP total net revenue	$ 8,214	$ 8,428	$ 8,206	$ 6,686	$ 6,394
Adjusted total net revenue[1]	$ 8,155	$ 8,685	$ 8,381	$ 6,692	$ 6,334
Pre-provision net revenue[1]	$ 3,051	$ 3,741	$ 4,096	$ 2,853	$ 2,965
Core Pre-provision net revenue[1]	$3,209	$ 4,075	$ 4,271	$ 2,909	$ 2,905

1 The following are non-GAAP financial measures which Ally believes are important to the reader of the Consolidated Financial Statements, but which are supplemental to and not a substitute for GAAP measures: Adjusted earnings per share (Adjusted EPS), Core pre-tax income (loss), Core pre-provision net revenue (Core PPNR), Core net income (loss) attributable to common shareholders, Core return on tangible common equity (Core ROTCE), Adjusted total net revenue, Net financing revenue (excluding Core OID), Adjusted other revenue, Adjusted noninterest expense, Core original issue discount (Core OID) amortization expense, Core outstanding original issue discount balance (Core OID balance), and Adjusted tangible book value per share (Adjusted TBVPS). These measures are used by management, and we believe are useful to investors in assessing the company's operating performance and capital. Refer to the 2023 Financial Tables later in this document for a reconciliation to GAAP.

Unless the context otherwise requires, the following definitions apply. The term "loans" means the following consumer and commercial products associated with our direct and indirect financing activities: loans, retail installment sales contracts, lines of credit, and other financing products excluding operating leases. The term "operating leases" means consumer- and commercial-vehicle lease agreements where Ally is the lessor and the lessee is generally not obligated to acquire ownership of the vehicle at lease-end or compensate Ally for the vehicle's residual value. The terms "lend," "finance," and "originate" mean our direct extension or origination of loans, our purchase or acquisition of loans, or our purchase of operating leases as applicable. The term "consumer" means all consumer products associated with our loan and operating-lease activities and all commercial retail installment sales contracts. The term "commercial" means all commercial products associated with our loan activities, other than commercial retail installment sales contracts. The term "partnerships" means business arrangements rather than partnerships as defined by law.

GAAP Total
Net Revenue
$8.2B

Total Deposits
$154.7B

Core ROTCE[1]
11.5%

GAAP Return
on Equity
8.3%

Customers[2]
11 million

CET1 Capital
Ratio
9.4%

Cumulative
Shareholder
Distributions[3]
$9.0B

Total Assets
$196.4B

1 Represents a non-GAAP financial measure. Refer to the 2023 Financial Tables later in this document for a Reconciliation to GAAP.

2 Customers as of 12/31/23 include on-balance sheet Auto, U.S. and Canadian Insurance, active Depositors, on-balance sheet Ally Home direct-to-consumer Mortgage, Ally Lending, Ally Invest, and Ally Credit Card.

3 Includes Ally's common share repurchase activity and common dividends since 2016.

Table of contents

Annual report 2023

Dear shareholders,



On behalf of the entire Board, thank you for your continued support and investment in Ally.

In 2023, our team navigated unique challenges present across the financial services industry against a rapidly evolving market backdrop. Ally demonstrated the strength of our businesses while keeping our focus on delivering long-term value for our stakeholders.

During 2023, we continued to execute on our long-term strategic priorities, resulting in momentum across our businesses. It was a challenging operating environment, and the current environment remains fluid.

We continue to navigate near-term headwinds, including an evolving interest rate and regulatory environment, and inflationary pressures impacting consumer and commercial customers. That said, as chairman of the board I have witnessed this company restructure and transform into a leader in financial services. Every hurdle we have faced, we have cleared. That speaks volumes, and it demonstrates grit and resiliency.

In 2024, we celebrate 10 years since our Initial Public Offering (IPO). The progress we've made since 2014 is remarkable and evident in our financial and operational metrics. The transformation from a captive automotive finance company, to the largest all-digital bank[4] with two market leading franchises in dealer financial services and deposits demonstrates years of steady execution against our long-term strategic priorities and positions us for continued success.

Since 2014, we've transformed both sides of the balance sheet thoughtfully and intentionally. Retail deposits of $142 billion are 92% FDIC insured[5], and up nearly $100 billion since 2014. Within Dealer Financial Services, consumer auto applications of 13.8 million are up from 9.1 million. In 2023, we decisioned over $400 billion of potential volume, allowing us to be selective in terms of what we put on our balance sheet. Strong operational execution and dynamic balance sheet management continue to drive long-term shareholder value. Adjusted tangible book value per share, excluding the impacts from other comprehensive income[6], of $46 per share has doubled since 2014. Going forward, we remain focused on what we can control and strong execution to deliver sustainable financial results in the years ahead.

Throughout 2023, we continued to weather the impacts from tightening monetary policy with deliberate capital actions and prudent interest rate risk management. Capital optimization remains a top priority and we're focused on generating capital to be redeployed into businesses or grow excess capital levels. In 2023, these actions included an agreement to sell our point-of-sale financing business, Ally Lending, which subsequently closed in March 2024, deconsolidation of retail auto loans through securitization transactions, curtailment actions in certain asset classes and retail auto loans to mitigate risk by eliminating underperforming segments, and a reduction in force that is already generating savings. To manage interest rate risk, we implemented successful hedging strategies that generated over $800 million of net interest income, and mitigated volatility to tangible book value. These actions, and sometimes tough decisions, are a result of thoughtful and strategic planning, followed by solid execution, reflecting our team's ability to adapt to different operating environments.

The culture we've created and nurtured is among our company's proudest achievements. The culture at Ally runs deep and sits at the center of everything we do. Importantly, it is not one person's culture or the CEO's culture, it's a culture that is empowered by every one of our 11 thousand plus teammates and guides our actions to drive value for all stakeholders.

During periods of volatility, it is essential to double down on our competitive advantage and our winning formula – a culture that cares for our employees who care for our customers.

We've consistently prioritized investment in our employees, and our actions in 2023 reflect that commitment. We announced another year of our #Ownit grant program, which provides employees 100 shares of restricted stock units and empowers them to act as owners of the company.

The investments we've made and our deliberate focus on culture has resulted in a highly engaged workforce. Once again, Ally is in the top 10 percent of companies for employee engagement and eight points higher than the financial services benchmark based on third-party survey results. Our employee resource groups, or ERGs, were launched six years ago as we expanded our DE&I initiatives, and I'm proud to say 59% of our workforce are active in at least one ERG.

4 Source: FDIC, FFIEC Call Reports and Company filings of branchless banks including Marcus, Discover, American Express, Synchrony.

5 FDIC insured percentage excludes affiliate and intercompany deposits.

6 Represents a non-GAAP financial measure. Refer to 2023 Financial Tables later in this document for a reconciliation to GAAP.

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While we are never focused on winning awards, it's reassuring to see recognition for our commitment to an inclusive culture. Ally was recognized for our people-first culture and commitment to "Do It Right" for our employees, earning a spot on the Fortune 100 Best Companies to Work For list. Ally was also named on DiversityInc's Top 50 Companies for Diversity list and is up 6 spots this year to No. 31 as we continue to put in the work when it comes to our talent strategy, workplace and supplier diversity practices, as well as giving back efforts. Our focus on celebrating diversity and embracing inclusion makes a real difference in our communities, for our customers and our fellow teammates.

Creating an engaged workforce that embraces our "Do It Right" approach improves every aspect of our business as we serve our growing customer base. Retention levels at Ally Bank remain industry leading along with compelling customer satisfaction rates. We've consistently rallied around initiatives that help us better serve our customers and drive industry change, and our teammates continue to invest in our communities.

Engaged employees inevitably are more likely to make a difference in the communities we live, work and serve. In 2023, our employees volunteered over 60,000 hours, a record for us. We also matched our employees' donations of time and dollars resulting in $1.9 million for our communities. Both of these milestones reflect our culture of giving back.

As we've entered 2024, our strategic priorities are unchanged. We have come a long way since our IPO almost 10 years ago, and we must maintain momentum. We have built a disruptive brand and operations that are aligned with our ever-evolving digital world. We have supported each other through business transformations, shifting economic environments, changing regulations, a global pandemic, and more. We have assembled teammates, a leadership team, and a Board with the strategy, the organizational purpose and the capabilities to take Ally to new heights.

In March, we named Michael Rhodes as CEO to continue Ally's transformation through focused execution on our strategic priorities. Michael brings to Ally over 25 years of experience across retail and consumer banking and has a track record of delivering transformative digital, data and technology strategies. We believe in his versatile consumer banking experience, focus on using data and insights to drive decision-making, and his commitment to creating long-term value for our stockholders. Importantly, Michael understands the power of a motivated workforce. He knows supporting team members and investing in workplace culture is essential to the mission of any organization, and his passion for serving both customers and employees makes him an unquestionable match to lead Ally.

I'm confident that 2024 will keep challenging us to be agile, resilient and responsive, and we're optimistic about what we can deliver as a team.

I would like to conclude by expressing my sincere gratitude.

To our employees, I want to convey my admiration for how this team has handled the change and unpredictability of this year. You have demonstrated grace and adaptability and lived up to our name – Ally – for our customers and each other.

To our customers, you're the reason we're here. We're committed to "Doing It Right" for you each and every day by delivering an industry-leading customer experience. Thank you for the trust you place in us.

To our shareholders, thank you for your confidence in Ally. We believe we've made steady, consistent progress toward proving our strategy is the right one. We are strongly positioned for the future, with an unwavering focus on improving our returns to you.

Sincerely,

Franklin (Fritz) W. Hobbs
Chairman of the Board

Accolades

- Fortune 100 Best Companies to Work For
- Forbes 2023 list of America's Best Employers for Veterans
- Real Simple Smart Money Awards: Winning Financial Apps and Services of 2023
- TIME World's Best Companies of 2023
- Newsweek 2023 America's 100 Most Loved Workplaces
- Newsweek 2023 America's Greatest Workplaces

- People 2023 100 Companies That Care
- Best Online Bank of 2023 by BuySide from The Wall Street Journal
- DiversityInc's 2023 Top 50 Companies for Diversity
- 2023 Most Innovative Company by Fast Company
- Best Bank by NerdWallet
- Best Bank Overall in 2023 Bankrate Awards
- Best Money Market Account by NerdWallet [1]

1 From NerdWallet. © 2017–2024 and TM, NerdWallet, Inc. All rights reserved.

2016
Initiated share
repurchases and
dividends

2017
Established Employee
Resource Groups

2015
Reached 1 million
deposit customers

2018
$100 billion of
total deposits

2014
IPO and exited
Troubled Asset Relief
Program (TARP)



10 years since IPO

2019
Achieved investment grade ratings

2020
Launched Ally Charitable Foundation

2021
Eliminated overdraft fees

2022
Record net revenue and net interest margin

2023
Reached 3 million deposit customers



Leading businesses



Ally's **auto finance business** continues to be a leading full-service independent auto lender, offering a wide range of services to approximately 22 thousand automotive dealerships[7] and approximately four million consumers. Our history dates back to 1919, and we have established ourselves as a full-spectrum franchise with superior scale, technology, and deeply entrenched dealer relationships. The success of our auto finance franchise is driven by our comprehensive product suite, consistent level of service, our experienced sales, servicing, and underwriting teams, and lastly, our continued commitment to "Do it Right" for consumers and dealer customers. Over the past ten years, Ally has transformed its business model from a captive finance company primarily supporting OEM new vehicle sales to a leading dealer-centric market competitor, and we continue to partner with those who are driving the evolution of the auto industry.

We remain focused on leveraging our differentiated, high-tech and high-touch approach, which has generated significant scale and competitive advantage. Our goal is to help our dealers sell as many cars and trucks as possible and we encourage them to send us all of their applications. We generated record application volume of 13.8 million in 2023, supported by our dealer relationships and years-long efforts to enhance our technology and operations. We decisioned over $400 billion of potential loan volume, which allowed us to optimize risk-adjusted returns.

In 2023, the auto business demonstrated its ability to increase pricing beyond the historically observed industry beta relative to Fed Funds rate in rising rate cycles. Since 2022, we've put nearly 500 basis points of price into the market, while simultaneously shifting to a higher credit quality mix. We enhanced our risk-adjusted returns in 2023 through dynamic underwriting, pricing discipline, and by further increasing focus on maximizing profitability.

Our **insurance business** has a substantial and well-established presence in the U.S. and Canada as a leading Finance & Insurance (F&I) provider and market leading provider of commercial insurance products designed to help protect dealership businesses. Insurance remains highly complementary to our auto finance business and drives dealer growth through unmatched products, training, service, and consulting. We strive to provide 'all-in' value to our dealer partners through the unique solutions we can deliver. Insurance has steadily produced more than $1.0 billion in annual written premiums and in 2023, the business posted earned premiums of $1.3 billion, the highest since our IPO. Insurance continues to leverage synergies with our auto finance partners and broad dealer network by providing a growing suite of products allowing Ally to protect and grow our leading position in the marketplace.

7 Active U.S. dealers defined as all dealers who utilize one or more of Ally's products including consumer and commercial lending, SmartAuction, or Commercial Services Group and excludes RV Commercial & Consumer lines of business exited in 2Q 2018.

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Ally Bank built on its reputation as the leading, innovative digital bank. Since inception, our franchise has significantly increased our share of the direct bank deposit market and is the largest pure direct bank in terms of retail deposit balances. We pride ourselves on providing customers a strong value proposition via competitive rates & fees, best-in-class digital experiences, and exceptional service. Our reputation for offering customer-oriented deposit products has been one of our most powerful competitive advantages and a critical enabler for acquiring customers.

The banking sector faced heightened volatility amid the liquidity crisis in 2023, and Ally demonstrated its strength and resiliency. Ally Bank ended 2023 with $142.3 billion of retail deposits (92% FDIC insured)[8], up $4.6 billion year-over-year, including growth in every quarter of 2023. We grew our customer base for the 59th consecutive quarter, and net customer growth of 359 thousand in 2023 is the highest in Ally Bank's history. We now serve more than 3 million customers. We have seen growth in multi-product customers and maintain our industry-leading customer retention rate. Millennial and younger generations continue to be both our largest and fastest growing generational segments, accounting for 72% of new customers in 2023. Since founding Ally Bank, providing comprehensive value to our customers has been foundational to our growth. We continue to witness the evolution of consumer preferences and strive to provide value beyond rates.



Ally Invest remains a key aspect of the overall depositor value proposition, providing customers seamless money movement between brokerage and savings accounts. The customer base is primarily sourced from existing Ally Bank deposits customers through efficient cross-sell, as more than 85% of new customer acquisition at Invest came from deposits customers in 2023. In aggregate, there are now more than 200,000 customers with both deposits and Invest relationships, up 8% from year-end 2022. In total, Invest customers maintain $13.4 billion in traditional deposits with Ally.

8 FDIC insured percentage excludes affiliate and intercompany deposits.

Ally Home generated approximately $1.0 billion of originations in 2023, a 71% year-over-year decrease, reflecting the current environment. We have built a solid foundation to focus on strengthening the customer experience, growing the percentage of originations from existing depositors over the course of the year. Ally Home strives to provide a best-in-class mortgage experience for our customers. Ally's partnership model is core to our originations strategy and enables us to deliver a frictionless, digital end-to-end experience in an innovative way, furthering our role as a financial ally for our customers. Our variable cost structure allows us to be nimble and adapt to changing market environments. Our process features no lender fees, more transparency, and less paper. It further provides our customers with access to a team of experts focused on providing reliable support designed to assist customers through the entire experience end-to-end.

Corporate Finance has a nearly 25-year proven track record and has navigated multiple business and credit cycles. Our team is made up of industry experts with a long history in the business. Over the past five years, return on equity averaged 24%, including 25% in 2023. Corporate Finance's portfolio continues to perform well, reflecting the team's disciplined approach to underwriting and servicing. Non-accrual loans comprise less than 1% of the portfolio while criticized assets make up approximately 10% at year-end 2023. The loan portfolio is diversified across industries, with asset-based loans comprising 65% of the portfolio and a first-lien position in virtually 100% of exposures. In 2023, the held-for-investment portfolio ended at $10.9 billion, up 7% year-over-year, reflecting disciplined growth within a highly competitive market.



Ally Credit Card was established in 2021 following the acquisition of Fair Square Financial, and has since reached over 1.2 million active cardholders and $2.0 billion in outstanding balances. Ally Credit Card completed major integration milestones in 2023, with the incorporation of our credit card servicing website into Ally.com and the Ally mobile app. The digital integration was critical to successfully re-branding more than 1 million card accounts from Ollo to Ally, which included customer migration to our new sign-on experience and card re-issuance throughout 2023. Ally's suite of credit cards includes universal product features like zero fraud liability, around-the-clock fraud monitoring, ability to lock the card, no unnecessary fees, fast and secure online and mobile access, and 24/7 customer service.

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Strategic priorities

Ally's strategic priorities guide everything we do, and will remain essential for Ally's long-term success for years to come

1 Differentiate our company as a relentless ally for financial well-being for consumer and commercial customers

2 Leverage our "Do it Right" culture to drive enhanced value for our customers, communities, employees and shareholders

3 Grow and diversify our leading auto, insurance and digital-bank platforms through increased scale and expanded product solutions to meet customer needs

4 Drive ongoing customer growth and relationship deepening

5 Operate under efficient, disciplined risk management and capital allocation approaches

6 Out-execute our competition and create differentiated advantages through continuous investment and evolution among our leading experiences, products and brand

7 Deliver long-term value through sustainable financial results and shareholder returns

A brand that matters

Marketing continues to build momentum

In 2023, Ally continued its evolution to be one of the strongest brands in our industry, one that remains break-through, creatively disruptive, and a brand that matters. The Ally brand connects with customers by demonstrating how we "Do it Right" for customers and our communities. Brand sponsorships and events, anchored by our 50/50 pledge, increased media coverage and drove preference with consumers.

Our Iconically campaign, a refresh of the Totally campaign launched in late 2021, contributed to the highest levels of brand recall of any Ally campaign ever without any increase to the media budget. Ally experienced historic levels of brand health: highest awareness to date, remarkable brand recall (2x), increased favorability (+64%), rise in purchase intent (+11%), and a surge in searches for 'Ally Bank' (+57%).

We are gaining industry recognition for our work. In 2023, Ally received accolades across a broad spectrum including an Association of National Advisers Genius Award, Reggie Awards for our brand activations, and The Company Brands that Matter list for a second year in a row.

Ally made progress against our goal to meet multicultural audiences with compelling content in places they are already engaging. This year, we launched our first ever Hispanic-focused creative campaign, BiCulturally, sponsored the American Black Film Festival – driving highest performing content on Ally's Instagram ever – and celebrated Pride at six events across the country. Through these efforts we deepened our multicultural media commitment and drove almost 7% of overall media spend to minority-owned partners, increasing awareness and trust amongst multicultural audience to an all-time high.



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"When I look back over the past year, I'm in awe of all that we've been able to accomplish by doing the right thing, being intentional in the way we're investing in women and showing up."

- Andrea Brimmer, Chief Marketing and PR Officer

Last year Ally took the first steps to address the root causes of sports gender inequity and drive change by making an unheard-of pledge to reach equal media spend across men's and women's sports by 2027. In May 2023, Ally celebrated the one-year anniversary of our 50/50 pledge with the introduction of Team Ally – a collective of influential athletes and creators who teamed up with Ally to help make women's sports hard to miss. Ally also joined with the Sports Innovation Lab, a data-driven fan intelligence company behind women's sports initiatives, to create the Women's Sports Club, a cohort of businesses that buy and sell sports media and sponsorships with a shared goal to elevate investments in women's sports. Most importantly, we've made significant progress on our commitment to achieve equal spending on men's and women's sports in the next five years, closing the year at 55%/45% split, far ahead of our five-year goal.

Driving this cultural change isn't just good for the athletes, it's good for Ally's business with 71% higher likeability and 82% higher preference for Ally from women's sports fans based on survey results. Current customers who are fans of the sports we sponsor are also ten times more likely to stay, driving customer loyalty.

More broadly, the banking industry's public perception took a significant hit this year following the volatility caused by a series of bank failures. Ally has weathered this "reputation recession" with our fourth quarter 2023 reputation score up 4% from second quarter. The RepTrak/American Banker study also showed Ally as the 6th most reputable bank in 2023, up two places from 2022. These results demonstrate the strength and resiliency of the Ally brand and how we serve our customers.

In 2024, we intend to continue the tremendous momentum we've built the last several years while protecting the brand at every step. We believe we have a winning strategy that will serve us well into the future by focusing on our customers and building a financial services brand that truly serves.



Scan this QR code to learn more about our "Change the Game" marketing campaign, or visit https://www.ally.com/go/watch-to-change/

Technology

As a leader in digital financial services, every aspect of our customer and employee experience is powered by technology. We build tech to do the heavy lifting so our teammates can bring human touch to the moments that matter most.

In 2023, we continued to advance our technology strategy, building on top of the modern and secure cloud-native platform, software-defined network, and centralized data foundation. With these critical capabilities in place, we quickly adapted to evolving customer needs, market dynamics, and innovations such as generative AI.

One Ally

Our product and engineering teams reached an important milestone in harmonizing our auto and banking experiences. Over 90% of our customers can now see all of their relationships in one convenient app and secure login. We recently achieved our highest app store ranking (#4 in financial services), but the journey is continuous. Our designers have been busy dreaming up the next generation experience that furthers our ongoing effort to shift from 'products' to 'experiences.'

Data & artificial intelligence (AI)

As the original 'digital disrupter', it is no surprise that Ally took a leadership role in the industry with its foray into production use of generative AI for internal use cases. Leveraging the rigorous and responsible approach, considering security, risks, and governance, we are now using AI to allow our customer care associates to spend more time with customers. We're also reducing the administrative burden for our marketing team so they can spend more time being creative. Scaling AI at Ally is made possible by our Ally.ai platform, the Ally technology operating model (ATOM), and an AI Playbook for the entire company. And with over 100 use cases in the queue, we're just getting started.





"The launch of the Ally.ai platform is the next evolution framing how we power deeper and more meaningful digital experiences while also unleashing productivity and new efficiencies. We're being thoughtful about where and when to leverage its capabilities."

— **Sathish Muthukrishnan,** Chief Information, Data and Digital Officer

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Company platforms

Achieving a secure and seamless technology experience doesn't happen by accident. Our architects compose capabilities and experiences by leveraging a platform strategy. In 2023, Ally launched and scaled multiple internal platforms that are leveraged enterprise wide. For example, company platforms handle customer communications, integration, and various business functions. We leverage scalable solutions, while also simplifying and consolidating our footprint of tools. A smaller footprint means less to maintain and secure.


Cyber risk & resiliency

We continue to earn the trust of our customers every day by protecting them, their money, and their information from a variety of threats. Our 'find it first' mindset continues to encourage our front-line employees to prevent issues through proactive risk management. The volume, velocity, and sophistication of cyber threats continue to grow – requiring our teams to continuously strengthen defenses and mitigate risks. We also know that sometimes things break on their own, so we've gotten (even) more proactive in our efforts to build and exercise resiliency.


Engineering excellence

Ally has a thriving engineering community and in 2023 we doubled-down on our commitment to foster its growth. We asked our engineers how we could be better and formulated action plans that will enable their advancement. We created an Engineering Community of Practice, adding to a wide variety of existing communities, as a place to foster a growth mindset on all aspects of engineering. Our engineers were also active in contributing to the community outside the company including open source, blog posts, and speaking events.


Innovation

We are relentless about challenging the status quo and that means innovation is everyone's job. Our annual hackathon reached a record level of employees from across the company, identifying a wide range of innovations using AI. Our Tech Lab continued to inspire the organization through the exploration of emerging technology internally, as well as in partnership with multiple universities.

Ally's culture & social impact

We recognize that our long-term success is underpinned by the strength of our purpose-driven culture — a culture that we believe sets us apart from the competition and gives us an advantage as we recruit and retain talented team members. Our people-first approach enables a winning, customer-centric philosophy focused on resiliency, adaptability, and a growth-mindset-oriented drive to "Be (Even) Better." We strive to uphold our mantra to "Do it Right" through decisions and deeds at all levels of the organization, and we collectively commit to work with integrity and accountability and to uphold our core values in the workplace, the marketplace, and the community. Our culture is driven by our "LEAD" core values.

   

Look externally
We strive to meet and exceed the needs of our customers with agility, speed, and innovation. We lead the marketplace by continually evolving, responding quickly and delivering our customers a superior experience.

Execute with excellence
Good enough is never enough. With a focus on continuous improvement, our actions are driven by sound analysis and an intense focus on excellence.

Act with professionalism
We operate with integrity, hold ourselves and each other accountable, treat others with respect and embrace diversity and inclusion. This is the cornerstone to our long-term success and at the very foundation of what it means to be an Ally.

Deliver results
We are passionate about winning – for our customers, our teams and our company. Success is measured by both the outcome and the path to achieve it.

A component of our culture is our commitment to diversity, equity, and inclusion (DE&I). We believe the best ideas come from a collective mixture of different voices and perspectives. We are an equal opportunity employer, and we strive for an inclusive work environment where all backgrounds, experiences, interests, viewpoints, and skills are respected, appreciated, and encouraged. We are focused on diverse representation and retention in the workforce — including different genders, races, nationalities, sexual orientations, socio-economic status, and other identities — across all levels of the organization. Fostering these diverse perspectives is important and reflects the beliefs and actions that are the backbone of our culture.



Reggie Willis, Chief Diversity Officer



We have a deliberate focus on DE&I with an intentional emphasis on inclusion, which expands beyond traditional definitions of diversity. Notably, our company-wide employee engagement survey score for belonging is five points above the financial services industry benchmark and within the top 10% of all global companies, as measured by our third-party provider. The importance of DE&I starts at the top with our leadership team and Board, who consistently stress the value in leveraging our differences.



Employee Resource Groups (ERGs)

Ally maintains eight ERGs sponsored by members of Ally's Executive Council and chaired by leaders from multiple levels of management across Ally.

A few ways our ERGs have led efforts to Do It Right for our employees include:

- Over the past three years, our **ERG membership has grown more than 22%**, with 59% of all employees being a member of at least one ERG.

- The ERGs have supported mental health, financial literacy, and overall well-being through educational sessions, tools and resources, and empowerment to own your wellness.

- Our ERGs have helped employees develop their skillset through engaging programming around networking and mentoring, career path ownership, and community involvement aimed at enriching life at work and in our communities.










Moguls in the Making

Ally celebrated the fifth anniversary of the Moguls in the Making competition. Five years ago, Ally teamed up with the Thurgood Marshall College Fund to create an entrepreneurial competition to foster opportunities for young leaders from our nation's Historically Black Colleges and Universities (HBCUs). The competition was born from the need to act — to put our beliefs into practice by creating a program to tackle the issue of economic mobility head-on.

Sixty students – 15 teams with four students each – toured Charlotte, one of Ally's hometown markets, to learn about the city's rich heritage and community challenges. Then, they were asked to develop a concept to support economic mobility in Charlotte and create a business plan to put those ideas into action. Each team presented their concept to a panel of judges, who awarded prizes to the top three teams based on the pitch. Members of those top teams each received a scholarship for the 2024 school year, guaranteed offers of a paid internship at Ally for Summer 2024, and other prizes to support their education.

"Ally is committed to building an early talent pipeline with creative, diverse, highly skilled individuals from all backgrounds. **Connecting with motivated, passionate students through our Moguls in the Making program helps us do that.** Creating an inclusive workplace doesn't happen overnight. It's a continuous, intentional effort that requires us to know our teammates well and react to the changes we see in the workplace and in society. The students have taught us so much about the next generation who want to make an impact on our world."

– Reggie Willis, Chief Diversity Officer



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Over the course of a weekend, students are tested and given a glimpse into what being a Mogul is all about – hard work. It's a strenuous 72 hours of rigorous learning and creating where students tap into all types of skill sets to hone the most compelling pitch. Students have mentors and speakers to inspire them as they develop an idea to pitch in front of a panel of judges.

To celebrate its fifth year, Ally held a Moguls in the Making class reunion. More than 100 former Moguls in the Making competitors gathered in Detroit to celebrate entrepreneurship, collaboration, and success. During their time in Detroit, Moguls alumni participated in empowerment panels, financial workshops and celebrated their achievements. Since the launch five years ago, Ally has hired 45 of the participants as interns and 14 as full-time employees, working on teams across the company.

"This is our fifth year celebrating the innovation and entrepreneurship of over 200 HBCU students, whose successes have provided viable business ideas that support economic mobility in our communities. **Moguls in the Making is an ongoing commitment to increase social capital among HBCU students**, while also providing access, exposure, and opportunities to elevate their success."

– Natalie Brown, Senior Director of Corporate Citizenship



"We all deal with a lot, but letting employees know that you support them will go a long way toward building strong relationships and a culture of care.

- Kathie Patterson, Chief Human Resources Officer

Employee highlights for 2023



Fifth straight year of #OwnIt grants awarded to active, regular Ally employees



Introduced Mentally Fit, a new mental health benefit which offers up to 16 free counseling sessions for all employees, dependents and household members each year. Since launch, over 2,600 employees have registered with a provider



Discretionary contribution of 2% to retirement plans for all U.S. and Canadian employees. This being the 14th consecutive year of the discretionary contribution for U.S. employees



Nurtured an environment of inclusiveness & belonging as evidenced by a belonging score of 80 – exceeding top 10% and industry benchmarks as measured by our third-party provider



Began proactively including pay ranges in job postings nationwide, aligning with our belief equal access to earning potential is essential in attracting, retaining, and inspiring top talent

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Customer highlights for 2023

Dealer financial services



Servicing: Improved visibility of customer assistance solutions through multi-year transformation of digital communication and online self-service tools



Sold more than 500,000 vehicles through SmartAuction online wholesale platform, the highest full-year volume since inception



Expanded **application passthrough programs** to **more than 40 states nationwide**, providing lending solutions to a more diverse customer base



Insurance: Delivered best-in-class claims adjudication, achieving a 96% customer satisfaction rate in our call center and fielding over 588 thousand calls

Deposits



Surpassed **3 million total deposits customers** and **1 million Spend customers**



Launched **Spending buckets**, a money management tool allowing customers to get to their bucket lists even faster and track savings progress.



Enhanced the **Direct Deposit Switch experience**, offering automated digital set up in only a few clicks

Communities & employee giving

Our approach to community is inclusive and integrates our employees across the organization. We help our employees develop their own skills while serving our communities with their time and talent. We encourage our employees to utilize eight paid hours per year to volunteer in their communities, and many go above and beyond. Employees can donate to eligible nonprofit organizations by credit, debit, or payroll deductions, and Ally will give a dollar-for-dollar match up to $1,000 per eligible employee, per calendar year. In 2023, our employees volunteered over 60,000 hours, a record for us. We also matched our employees' donations of time and dollars resulting in $1.9 million for our communities.

The Carter Build

Ally introduced a friendly giving back competition in 2023 called Groundbreakers Giving Back. Ally teammates with the most giving back hours logged from April – July in each region of the country came together with members of Ally's Executive Council and senior leadership in Charlotte to participate in the Jimmy & Rosalynn Carter Work Project in collaboration with Habitat for Humanity. The volunteers assisted in building new single-family homes in an affordable housing neighborhood that will provide safe, secure places for families to call home.

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Our philanthropic approach is primarily based on a framework of economic mobility. We support programs that provide opportunities to individuals and families in low- and moderate-income communities with a focus on three areas: affordable housing, financial literacy, and workforce development. The Ally Charitable Foundation (ACF) was founded in 2020 as part of Ally's three-year commitment to invest $30 million across its communities. ACF, a non-consolidated entity, has approximately $82 million in assets as of December 31, 2023, to drive positive and lasting impacts in our communities. The ACF is governed by six senior Ally employees that meet quarterly to approve certain grants, monitor our investments, and provide strategic guidance. In 2023, ACF made a $1.5 million commitment to support three initiatives in Detroit in collaboration with Local

Initiatives Support Corporation (LISC). The efforts included supporting Welcome Home, a program that provides workforce development opportunities for more than 600 people transitioning out of incarceration. Founded in 2017, the program is made up of 13 community partners and has a recidivism rate of just 8 percent—an incredible achievement.

In addition to that program, ACF's investment will enable LISC to hire two digital navigators to support residents in low- and moderate-income communities to learn and use digital navigation skills. LISC has committed to ensuring at least 200 community individuals secure employment through the digital navigators support. Finally, ACF's grant will support diverse suppliers with critical gap financing to grow and be competitive in bids with larger institutions.

Ally Auto & NAMAD drive opportunities for next-gen minority

Building a business can be a way for families to build generational wealth. Yet historically, many minority communities have been excluded from wealth-building opportunities. In 2023, in partnership with the National Association of Minority Automobile Dealers (NAMAD), Ally took steps to close that gap by working with minority dealers to provide services, training and assistance with networking to help the next generation of minority dealers as they transition from learning the business to running the business.



"Our equation for success is unchanged – take care of your employees, they'll care for your customers, that positively impacts our communities, and drives results."

– Doug Timmerman, Interim CEO and President, Dealer Financial Services

Additionally, the ACF increased its financial support of trust-based philanthropy, a philanthropic approach that supports extraordinary, grassroots nonprofits led by Black, Hispanic, and Latino individuals. Beyond its financial support, the organizations were provided professional development, technical assistance, and marketing support.

Our financial education approach is focused on providing content and programs to advance economic mobility for individuals and families. We leverage our team members and community partners to teach critical financial skills to assist those that we serve towards their financial goals.

Our work in the communities is woven throughout our culture. We originated, as defined in our CRA strategic plan approved by the FRB, approximately $1.3 billion and $1.1 billion in loans and investments that primarily benefit low- and moderate-income individuals and communities as part of our CRA program during the years ended December 31, 2023, and 2022, respectively. In 2023, we executed on our ongoing commitment of expanding access to capital for Black, Hispanic, and Latino communities by deploying $71 million in loans and investments specifically to minority- and women-led organizations. These loans and investments are instrumental in providing the financial foundation required to help develop and create more opportunities for the next generation of successful Black, Hispanic, and Latino entrepreneurs, investors, affordable housing developers, and community leaders. We also provided nearly $1.6 million in grants to 65 non-profit organizations, including 18 organizations that are either minority-led or supported initiatives targeting primarily Black, Hispanic, or Latino individuals. Additionally, Ally Bank received consecutive "Outstanding" CRA ratings in our last three reviews.

Ally Charitable Foundation – Housing Impact Fund II

As the Ally Charitable Foundation marked its three-year anniversary, it continued to further our impact in support of its key pillars: affordable housing, financial literacy, and workforce development. This year, the foundation committed $3 million to the Housing Impact Fund (HIF) in its first mission-related investment (MRI), which will help Ascent Housing acquire existing affordable housing properties in Mecklenburg County, North Carolina. With Ally's support, HIF II will be able to keep rents affordable for 20 years.



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Employee spotlight

Groundbreakers Giving Back winners: What does giving back mean to you?



Carlos Bryson
Director, Customer Care

"When I made a decision to join Ally, I was intentional in researching how Ally showed up when it comes to corporate giving and the authenticity around their giving initiatives. Now that I am part of the team, Ally has supported my efforts by providing financially to the charities that I support as well as allowed me the time to be present in community. The recognition and bringing together of like-spirited individuals encourages me to continue and find ways to have even a greater impact."



Kali Watson
Senior Director, Processing

"Giving back gives me a sense of fulfillment. Immigrating to this country at the age of 13 was very challenging, and I was on the receiving end, from organizations like Ally giving back to the community. It's my personal obligation to pour back into our community and take advantage of every opportunity to give back."



Eric Hanson
Manager, Business Systems

"Anyone can 'take', but what makes a difference is when we 'give'. Whether it be financially or through our time to organizations that matter to us, giving back is a way to enable positive ownership in the outcome of our communities in which we live, work, and play."



Mary Mitchell
Sr. Account Executive, West Region

"Corporate Citizenship is essential to our culture here at Ally. It increases awareness of social issues, mobilizes people to take action and encourages us to work towards creating a more just and equitable society for everyone. I love the fact Ally lets me support a diverse array of causes that I am passionate about and affords me the time off and opportunity to experience such lasting and impactful moments in our community. Through Green Teams, Ally helped cultivate a relationship with a Community Garden, in which I now serve on the Board of Directors and get the opportunity to promote responsible and sustainable development while protecting and preserving the environment."

Supplier Diversity

Ally's Supplier Diversity program focuses on diversity and inclusion amongst our supplier base. The Supplier Diversity program includes a proactive business strategy encouraging the use of diverse suppliers defined as those owned by U.S.-based minorities, women, LGBTQ, veterans, service-disabled veterans and those with disabilities, as well as small or disadvantaged businesses defined by local, state, or federal classifications.

2023 highlights

- Achieved approximately $176 million in first-tier diverse spend comprised of certified Minority- and Women-Owned Business Enterprises, Small Business and other classified diverse spend

- Approximately 50% of our largest suppliers in terms of dollars spent participated in second-tier reporting

- Joined the Sustainable Purchasing Leadership Council, a global community of purchasers, suppliers, advocates, and experts dedicated to driving positive impact through the power of procurement

- Initiated a new relationship with an independent sustainability ratings and assessment provider to begin evaluating the sustainability performance of certain third parties within our supply chain

- Hosted more than 50 diverse-owned businesses at our Ally Charlotte Center office for the 3rd annual Supplier Symposium in February 2023 – our first hybrid (in-person and virtual) event focused on best practices, a supplier panel, and discussion with Ally's CEO

- Celebrated Ally's 2nd annual Supplier Diversity & Sustainability focus month in July, with an interactive supplier event engaging more than 50 prospective diverse suppliers

- Recognized by The Greater Women's Business Council as a TOP Corporation for the second year in a row and received the Top Corporation for Disability-Owned Businesses of the Year Award from Disability:IN

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First hybrid Supplier Diversity Symposium

Nearly 50 current and prospective suppliers gathered virtually as well as in-person at Ally's Charlotte Center for Ally's third annual Supplier Diversity & Sustainability Symposium, created to build and expand relationships with diverse-owned businesses, large and small, as part of Ally's Supplier Diversity Program. Suppliers attended sessions to understand what it is like to work with Ally and learn about our business and culture.

During the Symposium, Ally announced its first ever Supplier Diversity Supplier of the Year Award, presented to Landit, a career pathing platform built to increase the success of women and diverse groups in the workplace and enable companies to attract, develop, and retain high-potential diverse talent.

A Supplier Diversity success story: TALA

Ally's work with The Allen Lewis Agency, or TALA, is a highlight from 2023. TALA moved from Tier 2 to Tier 1 in early 2023. The women- and minority-owned PR and marketing agency was tapped when Ally noticed news wasn't being picked up in minority publications and quickly made a big impact, particularly during Ally's 5th annual Moguls in the Making program and Ally's presence during the American Black Film Festival.

Sustainability

Evolving our environmental strategy

Our commitment to being a relentless Ally goes beyond banking. That's why we're focused on finding new and more sustainable ways to operate and reduce our impact on the environment.

Building on an established baseline for our environmental performance and achieving operational carbon neutrality for Scope 1 and 2 emissions for the third consecutive year, in 2023, Ally focused on improving operational sustainability through targeted initiatives:

- Centralized trash and composting to divert waste from landfills
- Completed focused energy study which resulted in the installation of more efficient HVAC system to reduce energy usage and associated emissions
- Installed solar panels at one of our owned locations to generate on-site renewable energy
- Promoting biodiversity through landscape redesign that incorporates native species that attract pollinators and reduce water usage



Sustainability Office
Climate Risk Management
Environmental Stewardship
Transparency and Accountability
Supplier Sustainability
Employee & Partner Engagement
Industry Research & Analysis
Sustainable Operations
Sustainable Business Strategy
Digital Integration & Communications
Data & Analytics
Disclosures
Scenario Analysis
Stakeholder Engagement
Metrics & Targets
Governance & Policies
Risk Training
Risk Processes
Risk Integration

Dynamic regulatory landscape

A key part of our strategy is alignment of our efforts with the recommendations from the Task Force on Climate-related Financial Disclosures (TCFD), now incorporated into the responsibilities of the International Financial Reporting Standards (IFRS) Foundation. This has become a global industry standard and a consistent foundation for regulatory guidance on climate-related risk management and climate disclosures.

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Cultivating community driven experiences focused on biodiversity

Ally collaborated with Envision Charlotte and Bee Downtown to launch a community apiary, comprised of three beehives that facilitate shared lessons from nature through educational events and experiences that emphasize the importance of biodiversity in an era of climate change. The community apiary is located at Envision Charlotte's Innovation Barn – the first innovation center in the U.S. focused on the circular economy – as part of the hands-on learning and unique programming offered to improve sustainability, resilience, economic competitiveness and quality of life. This project underscores how critical biodiversity conservation is to preserve a sustainable future for all.

For the first time, in 2023, Ally achieved third-party verification to a limited level of assurance using ISO 14064-3 for our 2022 greenhouse gas (GHG) emissions. This technical review of calculation and estimation processes, data collection controls, testing of data samples, and review of data management process was an important step in our program maturity and emissions data integrity in preparation for future regulatory disclosure requirements. Additionally, advancements in our supplier sustainability program, specifically our new relationship with a leading sustainability ratings platform, will further our ability to understand supply chain emissions.

Furthermore, we continue to build capacity and expertise in climate risk management to assess and mitigate potential climate-related risks to our business and operations. This remains challenging due to rapidly evolving tools and methodologies, data limitations, and skillset gaps. Based on TCFD guidance, Ally is leveraging climate scenario analysis to consider potential physical and transition climate-related risk impacts. This type of analysis provides valuable insights

into potential climate risk exposure and helps to inform future mitigation strategies.

Finally, throughout 2023, Green Teams, a network of Ally volunteers dedicated to environmental service, continued to celebrate the planet, sustainability and the power of individuals to make a positive impact on the environment by organizing events that provide opportunities to learn, grow and give back to our communities. During 2023, Green Teams served over 3,500 volunteer hours, which is a 52% increase as compared to 2022.

We believe our continued progress in 2023 positions Ally to be prepared for evolving disclosure requirements related to both climate risk management and emissions, but more importantly, for the transition to a lower-carbon economy and a sustainable future for all.

2023 financial results

In 2023, Ally demonstrated strength and resolve as a market leading, diversified financial services company, and delivered solid financial results.

Net income attributable to common shareholders was $910 million in 2023, compared to $1.6 billion in 2022, driven by lower net financing revenue, higher noninterest expense and increased provision expense from credit normalization. Net financing revenue, impacted by historic increases in short-term rates, declined to $6.2 billion, down $649 million from the prior year as higher funding costs outweighed expanding earning asset yields.

Full year NIM was 3.32%, down 53 bps year-over-year. Excluding Core OID[10], NIM was 3.35%, down 53 bps year-over-year. Provision for credit losses increased $569 million over the prior year, driven by higher net charge-off activity.

Other revenue increased $435 million year-over-year, including a $107 million increase in the fair value of equity securities, compared to a $215 million decrease in the fair value of equity securities in 2022. Other revenue, excluding the impact of the change in fair value of equity securities[1], was up $113 million to $1.9 billion, reflecting continued momentum in Insurance and growth in diversified revenue within auto finance through SmartAuction and our application pass-through programs.

Noninterest expense increased $476 million compared to the prior year, driven in part by goodwill impairment associated with the pending sale of Ally Lending and the industry-wide special assessment from the FDIC.

Auto finance

The auto team delivered strong performance in 2023, showcasing strategic progress and the adaptability of our leading auto finance business. The franchise has unprecedented scale capable of originating significant volume, which allows us to continue to optimize originations to maximize return on capital.

Full-year 2023 pre-tax income of $1.6 billion was down $636 million due to higher provision for credit losses and higher noninterest expense, partially offset by higher net financing revenue driven by asset growth. Full-year retail auto charge-offs increased 80 bps year-over-year to 177 bps amid credit normalization.[11]

Within dealer financial services, consumer originations decreased $6.4 billion in 2023 to $40.0 billion, with used volume of $25.8 billion, or 65% of total 2023 originations, $11.3 billion of new retail volume and $2.9 billion of leases. Estimated retail auto originated yield[12] was 10.69% in 2023 compared to 8.24% in 2022 as benchmark rates increased and record application flow enabled strong pricing and selective decisioning.

Auto applications

Leverage a **differentiated** go-to market approach, coupling **high-tech** and **high-touch** to support our dealer relationships and earn their partnership



9.1M	2014
11.1M	2017
12.1M	2020
13.8M	2023

---

10 Calculated using a non-GAAP financial measure. Refer to the 2023 Financial Tables later in this document for a Reconciliation to GAAP.

11 Net charge-off ratios are calculated as annualized net charge-offs divided by average outstanding finance receivables and loans excluding loans measured at fair value and loans held for sale.

12 Estimated retail auto originated yield is a financial measure determined by calculating the estimated average annualized yield for loans originated during that period. At this time, there currently is no comparable GAAP financial measure for Estimated Retail Auto Originated Yield and therefore this forecasted estimate of yield at the time of origination cannot be quantitatively reconciled to comparable GAAP information.

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Insurance

Ally's insurance business offers consumer financial protection products sold primarily through the automotive dealer channel in the United States and Canada and is a leading provider of commercial insurance products sold directly to dealers throughout the United States. We serve approximately 3 million consumer customers and have approximately 4,800 dealer relationships. Our focus remains on leveraging the scale we've established within auto finance and highlighting our full-spectrum product suite to dealers, driving further integration of insurance across our auto dealer base.

The insurance business posted another strong year, with enhanced collaboration across auto finance, strengthening a unified dealer value proposition. Total net written premiums reached $1.3 billion, which represented the sixth consecutive year above $1.0 billion.

Insurance earned premiums

Continued growth tapping into synergies with our robust auto finance dealer network; 2023 boasted **highest earned premiums since IPO**



Corporate finance

Full-year 2023 pretax income of $307 million is the highest since our IPO, up $25 million year-over-year as higher revenues were partially offset by increased provision and noninterest expense, in-line with higher asset balances. The held for investment portfolio reached $10.9 billion, up 7%, reflecting disciplined growth within a highly competitive market.

Corporate finance HFI balances

Diversified portfolio across industries; ~100% of the portfolio is first lien | 65% asset backed with **no Office CRE exposure**



Mortgage finance

Full year 2023 pre-tax income was $92 million, up $37 million from 2022, driven by lower noninterest expense reflecting the benefit of the variable cost direct-to-consumer partnership model. Direct-to-consumer originations totaled approximately $1.0 billion in 2023, down $2.3 billion year-over-year, reflective of the current environment. Customer engagement remained strong in 2023 with over 60% of our originations sourced from existing Ally Bank depositors, further underscoring the benefit of the complementary mortgage product offering.

2023 Financial tables and definitions.

Adjusted Earnings Per Share

($ per share)	FY 2023	FY 2022	FY 2021	FY 2020	FY 2019
GAAP EPS (diluted)	$ 2.98	$ 5.03	$ 8.22	$ 2.88	$ 4.34
Discontinued Operations, Net of Tax	0.01	0.00	0.01	0.00	0.02
Core OID, Net of tax[1]	0.13	0.10	0.08	0.07	0.06
Change in Fair Value of Equity Securities, Net of Tax[1,2]	(0.28)	0.53	0.02	(0.06)	(0.18)
Repositioning Items, Net of Tax[1,3]	0.52	0.19	0.49	0.13	-
Significant Discrete Tax Items[4]	(0.31)	0.19	(0.21)	-	(0.51)
Adjusted EPS	$ 3.05	$ 6.06	$ 8.61	$ 3.03	$3.72

Adjusted Tangible Book Value per Share

($ per share)	FY 2023	FY 2022	FY 2021	FY 2020	FY 2019
GAAP Shareholder's Equity	$ 45.5	$ 43.0	$ 50.5	$ 39.2	$ 38.5
Preferred Equity	(7.7)	(7.8)	(6.9)	-	-
Goodwill & Identifiable Intangibles, Net of DTLs	(2.4)	(3.0)	(2.8)	(1.0)	(1.2)
Tangible Common Equity	35.4	32.2	40.8	38.2	37.3
Tax-effected Core OID Balance[1]	(2.1)	(2.2)	(2.1)	(2.2)	(2.2)
Adjusted Tangible Book Value Per Share	$ 33.3	$ 30.0	$ 38.7	$ 36.1	$ 35.1
OCI Impacts	(12.6)	(13.6)	(0.5)	1.7	0.3
Adjusted Tangible Book Value Per Share Ex. OCI	$46.0	$43.5	$39.2	$34.4	$34.7

Adjusted Non-Interest Expense

($ millions)		FY 2023	FY 2022	FY 2021	FY 2020	FY 2019
GAAP Noninterest Expense	[z]	$ 5,163	$ 4,687	$ 4,110	$ 3,833	$ 3,429
Repositioning[3]		(217)	(77)	-	(50)	-
Adjusted NIE (ex. Repositioning)	[c]	$ 4,946	$ 4,610	$ 4,110	$ 3,783	$ 3,429

Adjusted Total Net Revenue

($ millions)		FY 2023	FY 2022	FY 2021	FY 2020	FY 2019
GAAP Net Financing Revenue	[x]	$ 6,201	$ 6,850	$ 6,167	$ 4,703	$ 4,633
Core OID[6]		48	42	38	36	29
Net Financing Revenue (ex. Core OID)	[a]	$ 6,249	$ 6,892	$6,205	$ 4,739	$ 4,662
GAAP Other Revenue	[y]	$2,013	$ 1,578	$ 2,039	$ 1,983	$ 1,761
Accelerated OID & Repositioning Items[3]		-	-	131	-	-
Change in Fair Value of Equity Securities[2]		(107)	215	7	(29)	(89)
Adjusted Other Revenue	[b]	$ 1,906	$ 1,793	$ 2,177	$ 1,954	$ 1,672
Adjusted Total Net Revenue		$ 8,155	$ 8,685	$ 8,381	$ 6,692	$ 6,334

Core Pre-Provision Net Revenue

($ millions)		FY 2023	FY 2022	FY 2021	FY 2020	FY 2019
Pre-Provision Net Revenue	[x]+[y]	$ 3,051	$ 3,741	$ 4,096	$ 2,853	$ 2,965
Core Pre-Provision Net Revenue	[a]+[b]	$ 3,209	$4,075	$4,271	$ 2,909	$ 2,905

Core Return on Tangible Common Equity (ROTCE)

($ millions)	FY 2023	FY 2022	FY 2021	FY 2020	FY 2019
GAAP Net Income Attributable to Common Shareholders	**$ 910**	**$1,604**	**$ 3,003**	**$1,085**	**$1,715**
Discontinued Operations, Net of Tax	2	1	5	1	6
Core OID	48	42	38	36	29
Repositioning Items[3]	201	77	228	50	-
Change in Fair Value of Equity Securities[2]	(107)	215	7	(29)	(89)
Tax on Core OID, Repositioning Items, and Change in Fair Value of Equity Securities[1]	(30)	(70)	(57)	(1)	13
Significant Discrete Tax Items[4]	(94)	61	(78)	-	(201)
Core Net Income Attributable to Common Shareholders	**$ 930**	**$1,929**	**$ 3,146**	**$1,141**	**$1,472**
GAAP Shareholder's Equity[5]	$ 13,272	$ 14,348	$ 16,239	$ 14,118	$ 13,842
Preferred Equity[5]	(2,324)	(2,324)	(1,394)	-	-
Goodwill & Intangibles, Net of DTLs[5]	(859)	(921)	(489)	(411)	(368)
Tangible Common Equity	$10,089	$11,103	$14,356	$13,707	$13,474
Core OID Balance[5]	(817)	(862)	(956)	(1,046)	(1,078)
Net Deferred Tax Asset[5]	(1,193)	(820)	(451)	(96)	(158)
Normalized Common Equity[5]	**$ 8,079**	**$ 9,421**	**$ 12,949**	**$ 12,566**	**$ 12,239**
Core Return on Tangible Common Equity	**11.5%**	**20.5%**	**24.3%**	**9.1%**	**12.0%**

Original Issue Discount Amortization Expense

($ millions)	FY 2023	FY 2022	FY 2021	FY 2020	FY 2019
Core OID Amortization Expense[6]	**$ 48**	**$ 42**	**$ 38**	**$ 36**	**$ 29**
Other OID	13	11	11	13	13
GAAP OID Amortization Expense	**$ 61**	**$ 53**	**$ 49**	**$ 49**	**$ 42**

Outstanding Original Issue Discount Balance

($ millions)	FY 2023	FY 2022	FY 2021	FY 2020	FY 2019
Core Outstanding OID Balance (Core OID Balance)	**$ (793)**	**$ (841)**	**$ (883)**	**$ (1,027)**	**$ (1,063)**
Other Outstanding OID Balance	(39)	(40)	(40)	(37)	(37)
GAAP Outstanding OID Balance	**$ (831)**	**$ (882)**	**$ (923)**	**$ (1,064)**	**$ (1,100)**

1 Tax rate 21% starting 1Q 2018; 35% starting 1Q 2016; 34% prior.

2 Change in fair value of equity securities impacts the Insurance, Corporate Finance and Corporate and Other segments. The change reflects fair value adjustments to equity securities that are reported at fair value. Management believes the change in fair value of equity securities should be removed from select financial measures because it enables the reader to better understand the business' ongoing ability to generate revenue and income.

3 Repositioning items are primarily related to the extinguishment of high cost legacy debt and strategic activities.

4 Significant discrete tax items do not relate to the operating performance of the core businesses.

5 Calculated using 5-period average starting in 2020. 2-point average calculation used prior.

6 Excludes accelerated OID.

Board of directors



Franklin W. Hobbs - Chair
Former President and CEO,
Ribbon Communications



Melissa Goldman
Current Vice President,
Google, LLC



Kenneth J. Bacon
Former Executive Officer,
Fannie Mae



Marjorie Magner
Former Executive Officer,
Citigroup



William H. Cary
Former Executive Officer
General Electric



David Reilly
Former Executive Officer,
Bank of America
Corporation



Mayree C. Clark
Former Executive Officer,
Morgan Stanley



Brian H. Sharples
Former Chairman and
CEO, HomeAway



Kim S. Fennebresque
Former Chairman and
CEO, Cowen Group



Michael F. Steib
Current CEO, Artsy



Thomas P. Gibbons
Former CEO, Bank of New
York Mellon

Executive management


Douglas Timmerman
Interim CEO and President,
Dealer Financial Services


Diane Morais
President, Consumer &
Commercial Banking


Andrea Brimmer
Chief Marketing and Public
Relations Officer


Sathish Muthukrishnan
Chief Information, Data
and Digital Officer


Bradley J. Brown
Corporate Treasurer


Kathleen L. Patterson
Chief Human Resources Officer


David DeBrunner
Chief Accounting Officer
and Controller


Stephanie Richard
Chief Audit Executive


Daniel Eller
President, Insurance


Jason Schugel
Chief Risk Officer


William Hall, Jr.
Co-President, Corporate
Finance


Dan Soto
Chief Compliance Officer


Russell Hutchinson
Chief Financial Officer


Alison Summerville
Business Administration
Executive


Sean Leary
Head of Investor Relations
and Enterprise FP&A


Isvara Wilson
Acting General Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023, or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 1-3754

ALLY FINANCIAL INC.
(Exact name of registrant as specified in its charter)

Delaware	**38-0572512**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Ally Detroit Center
500 Woodward Ave.
Floor 10, Detroit, Michigan
48226
(Address of principal executive offices)
(Zip Code)

(866) 710-4623
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	ALLY	NYSE

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐
						Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the Registrant's common stock (Common Stock) held on June 30, 2023 by non-affiliated entities was approximately $8.1 billion (based on the June 30, 2023 closing price of Common Stock of $27.01 per share as reported on the New York Stock Exchange). At February 15, 2024, the number of shares outstanding of the Registrant's common stock was 303,959,432 shares.

Documents incorporated by reference: portions of the Registrant's Proxy Statement for the annual meeting of stockholders to be held on May 7, 2024, are incorporated by reference in this Form 10-K in response to Items 10, 11, 12, 13, and 14 of Part III.

INDEX

Ally Financial Inc. • Form 10-K

Index of Defined Terms

Glossary of Abbreviations and Acronyms

The following is a list of abbreviations and acronyms that are used in this Annual Report on Form 10-K.

Term	Definition
AC	Audit Committee of the Ally Board of Directors
ALCO	Asset-Liability Committee
ALM	Asset Liability Management
A.M. Best	A.M. Best Company, Inc.
AMLA	Anti-Money Laundering Act of 2020
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
Basel Committee	Basel Committee on Banking Supervision
BF	Bornhuetter-Ferguson
BHC	Bank holding company
BHC Act	Bank Holding Company Act of 1956, as amended
BHF	Better Home & Finance Holding Company (formerly BMC Holdco)
BMC	Better Mortgage Company
BMC Holdco	Parent of BMC
Board	Ally Board of Directors
BTFP	Bank Term Funding Program
CAMT	Corporate alternative minimum tax
CD	Certificate of deposit
CDP	Carbon Disclosure Project
CECL	Accounting Standards Update 2016-13 (and related Accounting Standards Updates), or current expected credit loss
CEO	Chief executive officer
CFPB	Consumer Financial Protection Bureau
CIDDO	Chief Information, Data and Digital Officer
CISO	Chief Information Security Officer
CODM	Chief operating decision maker
COH	Corporate overhead
COVID-19	Coronavirus disease 2019
CRA	Community Reinvestment Act of 1977, as amended
CSG	Commercial Services Group
CSRP	Cyber Security Response Plan
CVA	Credit valuation adjustment
DE&I	Diversity, equity, and inclusion
DIF	Deposit Insurance Fund
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended
DRR	Designated reserve ratio
DVA	Debit valuation adjustment
EAD	Exposure at default
EGRRCP Act	Economic Growth, Regulatory Relief, and Consumer Protection Act, as amended
ERG	Employee resource group
ERMC	Enterprise Risk Management Committee
ESG	Environmental, social, and governance
ETF	Exchange-traded fund
EV	Electric vehicle
Exchange Act	Securities Exchange Act of 1934, as amended

Index of Defined Terms

Ally Financial Inc. • Form 10-K

Term	Definition
F&I	Finance and insurance
FASB	Financial Accounting Standards Board
FDI Act	Federal Deposit Insurance Act, as amended
FDIC	Federal Deposit Insurance Corporation
FDICIA	Federal Deposit Insurance Corporation Improvement Act of 1991, as amended
FHC	Financial holding company
FHLB	Federal Home Loan Bank
FinCEN	Financial Crimes Enforcement Network
FINRA	Financial Industry Regulatory Authority
Fintech	Financial-technology
FRB	Federal Reserve Bank, or Board of Governors of the Federal Reserve System, as the context requires
FSR	Financial Strength Rating
FTP	Funds-transfer pricing
GAP	Guaranteed asset protection
GDP	Gross domestic product of the United States of America
GLB Act	Gramm-Leach-Bliley Act of 1999, as amended
GM	General Motors Company
HR	Human resources
HVAC	Heating, ventilation, and air conditioning
IB Finance	IB Finance Holding Company, LLC
ICP	Incentive compensation plan
ICR	Issuer Credit Rating
IDI	Insured Depository Institution
IRA	Individual retirement account
ISO	International Organization for Standards
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Interbank Offered Rate
LIBOR Act	Adjustable Interest Rate (LIBOR) Act
LIHTC	Low-income housing tax credit
LMI	Low-to-moderate income
LTV	Loan-to-value
MACRS	Modified Accelerated Cost Recovery System
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MRM	Model risk management
MVG	Model validation group
NYDFS	New York Department of Financial Services
NYSE	New York Stock Exchange
OEM	Automotive original equipment manufacturer
OTC	Over-the-counter
P&C	Property and casualty
PCA	Prompt corrective action
PD	Probability of default
PSU	Performance Stock Unit or Award
RC	Risk Committee of the Ally Board of Directors
ROU	Right-of-use

Index of Defined Terms

Term	Definition
RSU	Restricted Stock Unit or Award
RV	Recreational vehicle
RWA	Risk-weighted asset
SEC	U.S. Securities and Exchange Commission
Signature	Signature Bank
SIPC	Securities Investor Protection Corporation
SOFR	Secured Overnight Financing Rate
SPE	Special-purpose entity
SRO	Self-regulatory organization
Stellantis	Stellantis N.V.
STEM	Science, technology, engineering and mathematics
SVB	Silicon Valley Bank
Tailoring Rules	The rules implementing Title IV of the EGRRCP Act
TC	Technology Committee of the Ally Board of Directors
TCFD	Task Force on Climate-related Financial Disclosures
TDR	Troubled debt restructuring
TLAC	Total loss-absorbing capacity
TPRM	Third party risk management
UDAAP	Unfair, deceptive, or abusive acts or practices
UDFI	Utah Department of Financial Institutions
UPB	Unpaid principal balance
U.S. Basel III	The rules implementing the 2010 Basel III capital framework in the United States as well as related provisions of the Dodd-Frank Act, as amended from time to time
U.S. GAAP	Accounting Principles Generally Accepted in the United States of America
VIE	Variable interest entity
VMC	Vehicle maintenance contract
VSC	Vehicle service contract
WAC	Weighted-average coupon
wSTWF	Weighted short-term wholesale funding

Part I

Item 1. Business

Our Business

Ally Financial Inc. (together with its consolidated subsidiaries unless the context otherwise requires, Ally, the Company, we, us, or our) is a financial-services company with $196.4 billion in assets as of December 31, 2023. The Company comprises the nation's largest all-digital bank and an industry-leading automotive financing and insurance business, driven by a mission to "Do It Right" and be a relentless ally for customers and communities. The Company serves customers through a full range of online banking services (including deposits, mortgage lending, point-of-sale personal lending and credit-card products) and securities brokerage and investment advisory services. The Company also includes a corporate finance business that offers capital for equity sponsors and middle-market companies. On December 31, 2023, we committed to sell our point-of-sale financing business, Ally Lending. Refer to Note 2 to the Consolidated Financial Statements for further information.

Ally is a Delaware corporation and is registered as a BHC under the BHC Act and an FHC under the GLB Act. Our primary business lines are Dealer Financial Services, which is composed of our Automotive Finance and Insurance operations, Mortgage Finance, and Corporate Finance. Corporate and Other primarily consists of centralized corporate treasury activities, the management of our legacy mortgage portfolio, the activity related to Ally Invest, Ally Lending, and Ally Credit Card, and reclassifications and eliminations between the reportable operating segments. Ally Bank's assets and operating results are included within our Automotive Finance, Mortgage Finance, and Corporate Finance segments, as well as Corporate and Other, based on its underlying business activities. As of December 31, 2023, Ally Bank had total assets of $186.1 billion and total nonaffiliate deposits of $154.7 billion.

Our long-term strategic objectives are centered around (1) differentiating our company as a relentless ally for the financial well-being of consumer and commercial customers, (2) leveraging our "Do it Right" culture to drive enhanced value for our customers, communities, employees, and stockholders, (3) growing and diversifying our leading automotive, insurance, and digital-bank platforms through increased scale and expanded product solutions to meet customer needs, (4) driving ongoing customer growth and deepening relationships, (5) operating under efficient, disciplined risk management and capital allocation approaches, (6) out-executing our competition and creating differentiated advantages through continuous investment and evolution among our leading experiences, products and brand, and (7) delivering long-term value through sustainable financial results and stockholder returns. Within our Automotive Finance and Insurance operations, we are focused on strengthening our network of dealer relationships and pursuing digital distribution channels for our products and services, including through our operation of a direct-lending platform and our work with dealers innovating in digital transactions—all while maintaining an appropriate level of risk appetite. Within our other banking operations, including Mortgage Finance and Corporate Finance, we seek to expand our consumer and commercial banking products and services while providing a high level of customer service. We continue to focus on delivering significant growth and retention in deposit customers and balances while optimizing our cost of funds. At Ally Invest, we seek to augment our securities-brokerage and investment-advisory services to more comprehensively assist our customers in managing their savings and growing their wealth. Ally Credit Card is our scalable, digital-first credit card platform that features leading-edge technology, and a proprietary, analytics-based underwriting model. We believe Ally Credit Card enhances our ability to grow and deepen both new and existing customer relationships.

Unless the context otherwise requires, the following definitions apply. The term "loans" means the following consumer and commercial products associated with our direct and indirect financing activities: loans, retail installment sales contracts, lines of credit, and other financing products excluding operating leases. The term "operating leases" means consumer- and commercial-vehicle lease agreements where Ally is the lessor and the lessee is generally not obligated to acquire ownership of the vehicle at lease-end or compensate Ally for the vehicle's residual value. The terms "lend," "finance," and "originate" mean our direct extension or origination of loans, our purchase or acquisition of loans, or our purchase of operating leases, as applicable. The term "consumer" means all consumer products associated with our loan and operating-lease activities and all commercial retail installment sales contracts. The term "commercial" means all commercial products associated with our loan activities, other than commercial retail installment sales contracts. The term "partnerships" means business arrangements rather than partnerships as defined by law.

For further details and information related to our business segments and the products and services they provide, refer to the MD&A in Part II, Item 7 of this report, and Note 26 to the Consolidated Financial Statements.

Industry and Competition

The markets for automotive financing, insurance, banking (including corporate finance, mortgage finance, point-of-sale personal lending, consumer credit cards, and deposits), securities brokerage, and investment-advisory services are highly competitive. We directly compete in the automotive financing market with banks, credit unions, captive automotive finance companies, and independent finance companies. Our insurance business also faces significant competition from automotive manufacturers, captive automotive finance companies, insurance carriers, third-party administrators, brokers, and other insurance-related companies. Some of these competitors in automotive financing and insurance, such as captive automotive finance companies, have certain exclusivity privileges with automotive manufacturers whose customers and dealers make up a significant portion of our customer base. In addition, our banking, securities-brokerage, and investment-advisory businesses face intense competition from banks, savings associations, finance companies, credit unions, mutual funds, investment advisers, asset managers, brokerage firms, hedge funds, insurance companies, mortgage-banking companies, and credit-card companies. Fintech companies also compete with us directly as well as indirectly through partnership with banks and financial-services providers in lending, deposits, securities-brokerage, investment-advisory, and other markets.

Many of our competitors have substantial positions nationally or in the markets in which they operate. Some also have significantly greater scale, financial and operational resources, investment capacity, and brand recognition. Our competitors may be subject to different and, in some cases, less stringent legislative, regulatory, and supervisory regimes than Ally. A range of competitors differ from us in their strategic and tactical priorities and, for example, may be willing to suffer meaningful financial losses in the pursuit of disruptive innovation and customer growth or to accept more aggressive business, compliance, and other risks in the pursuit of higher returns and market valuations. Competition affects every aspect of our business, including product and service offerings and features, rates, pricing and fees, credit limits, and customer service. Successfully competing in our markets also depends on our ability to innovate, to invest in technology and infrastructure, to execute transactions reliably and efficiently, to maintain and enhance our reputation, and to attract, retain, and motivate talented employees, all while effectively managing risks and expenses. We expect that competition will only intensify in the future.

Regulation and Supervision

We are subject to significant regulatory frameworks in the United States—at federal, state, and local levels—that affect the products and services that we may offer and the manner in which we may offer them, the risks that we may take, the ways in which we may operate, and the corporate and financial actions that we may take. We also have limited businesses and operations in Canada and other countries that must comply with expansive legal frameworks there as well.

We are also subject to direct supervision and periodic examinations by various governmental agencies and industry SROs that are charged with overseeing the kinds of business activities in which we engage, including the FRB, the UDFI, the FDIC, the CFPB, the SEC, FINRA, and a number of state regulatory and licensing authorities such as the NYDFS. These agencies and organizations generally have broad authority and discretion in restricting and otherwise affecting our businesses and operations and may take formal or informal supervisory, enforcement, and other actions against us when, in the applicable agency's or organization's judgment, our businesses or operations fail to comply with applicable law, comport with safe and sound practices, or meet its supervisory expectations. We strive to maintain constructive relationships with supervisory authorities.

This system of regulation, supervision, and examination is intended primarily for the protection and benefit of our depositors and other customers, the FDIC's DIF, the banking and financial systems as a whole, and the broader economy—and not for the protection or benefit of our stockholders (except in the case of securities laws) or non-deposit creditors. The scope, intensity, and focus of this system can vary from time to time for reasons that range from the state of the economic and political environments to the performance of our businesses and operations, but for the foreseeable future, we expect to remain subject to extensive regulation, supervision, and examinations.

This section summarizes some relevant provisions of the principal statutes, regulations, and other laws that apply to us. The descriptions, however, are not complete and are qualified in their entirety by the full text and judicial or administrative interpretations of those laws and other laws that affect us.

Bank Holding Company, Financial Holding Company, and Depository Institution Status

Ally and IB Finance, a Delaware limited liability company, are BHCs under the BHC Act, and Ally has elected to be an FHC under the GLB Act. IB Finance is a direct subsidiary of Ally and the direct parent of Ally Bank, which is a commercial bank that is organized under the laws of the State of Utah and whose deposits are insured by the FDIC under the FDI Act. As BHCs, Ally and IB Finance are subject to regulation, supervision, and examination by the FRB. Ally Bank is a member of the Federal Reserve System and is subject to regulation, supervision, and examination by the FRB, the UDFI, the FDIC, and the CFPB.

- *Permitted Activities* — Under the BHC Act, BHCs and their subsidiaries are generally limited to the business of banking and to closely related activities that are incident to banking. BHCs that qualify and elect to be treated as FHCs are generally permitted to engage, directly or indirectly through their nonbank subsidiaries, in a broader range of financial and related activities than those that are permissible for BHCs—for example, (1) underwriting, dealing in, and making a market in securities; (2) providing financial, investment, and economic advisory services; (3) underwriting insurance; and (4) merchant banking activities. The FRB regulates, supervises, and examines FHCs, as it does all BHCs, but insurance and securities activities conducted by an FHC or any of its nonbank subsidiaries are also regulated, supervised, and examined by functional regulators such as state insurance commissioners, the SEC, and FINRA. The expanded powers permitted to FHCs include the ability to provide insurance products and services, to deliver our SmartAuction finder services and a number of related vehicle-remarketing services for third parties, and to offer certain

kinds of brokerage and advisory services. To remain eligible to conduct and expand these broader financial and related activities, Ally must continue to be treated as an FHC. Refer to Note 20 to the Consolidated Financial Statements and the section below titled *Basel Capital Framework* for additional information. In addition, our ability to expand these financial and related activities or to make acquisitions generally requires that we achieve a rating of satisfactory or better under the CRA.

Further, under the BHC Act, we may be subject to approvals, conditions, and other restrictions when seeking to acquire control over another entity or its assets. For this purpose, "control" includes (a) directly or indirectly owning, controlling, or holding the power to vote 25% or more of any class of the entity's voting securities, (b) controlling in any manner the election of a majority of the entity's directors, trustees, or individuals performing similar functions, or (c) directly or indirectly exercising a controlling influence over the management or policies of the entity. Under rules of the FRB, whether Ally is presumed to have a "controlling influence" over an entity is determined by applying a framework of tiered presumptions of control that are based on the percentage of a class of voting securities held by Ally and nine other relationships with the entity. For example, Ally would be presumed to have such a controlling influence with less than 5% of a class of voting securities and any of the following: a management agreement with the entity, one-half or more of the directors on the entity's board, or one-third or more of the total equity in the entity.

- *Enhanced Prudential Standards* — Ally is subject to enhanced prudential standards that have been established by the FRB under the Dodd-Frank Act, as amended by the EGRRCP Act and as applied to Category IV firms under rules of the U.S. banking agencies that tailor how the enhanced prudential standards apply across large banking organizations (the Tailoring Rules). As a Category IV firm, Ally is (1) subject to supervisory stress testing on a two-year cycle, (2) required to submit an annual capital plan to the FRB, (3) exempted from company-run capital stress testing requirements, (4) required to maintain a buffer of unencumbered highly liquid assets to meet projected net stressed cash outflows over a 30-day planning horizon, (5) exempted from the requirements of the LCR and the net stable funding ratio (provided that our average wSTWF continues to remain under $50 billion), (6) exempted from the requirements of the supplementary leverage ratio, the countercyclical capital buffer, and single-counterparty credit limits, and (7) eligible to exclude most elements of accumulated other comprehensive income from regulatory capital. Even so, we are subject to rules enabling the FRB to conduct supervisory stress testing on a more or less frequent basis based on our financial condition, size, complexity, risk profile, scope of operations, or activities or based on risks to the U.S. economy. Further, we are subject to rules requiring the resubmission of our capital plan if we determine that there has been or will be a material change in our risk profile, financial condition, or corporate structure since we last submitted the capital plan or if the FRB determines that (a) our capital plan is incomplete or our capital plan or internal capital adequacy process contains material weaknesses, (b) there has been, or will likely be, a material change in our risk profile (including a material change in our business strategy or any risk exposure), financial condition, or corporate structure, or (c) the BHC stress scenario(s) are not appropriate for our business model and portfolios, or changes in the financial markets or the macroeconomic outlook that could have a material impact on our risk profile and financial condition require the use of updated scenarios. While a resubmission is pending, without prior approval of the FRB, we would generally be prohibited from paying dividends, repurchasing our common stock, or making other capital distributions. In addition, to satisfy the FRB in its review of our capital plan, we may be required to further cease or limit these capital distributions or to issue capital instruments that could be dilutive to stockholders. The FRB also may prevent us from maintaining or expanding lending or other business activities.

- *Capital Adequacy Requirements* — Ally and Ally Bank are subject to various capital adequacy requirements. Refer to Note 20 to the Consolidated Financial Statements and the section below titled *Basel Capital Framework* for additional information.

- *Capital Planning and Stress Tests* — Under the Tailoring Rules, Ally is generally subject to supervisory stress testing on a two-year cycle and exempted from mandated company-run capital stress testing requirements. Ally is also required to submit an annual capital plan to the FRB.

Ally's annual capital plan must include an assessment of its expected uses and sources of capital and a description of all planned capital actions over a nine-quarter planning horizon, including any issuance of a debt or equity capital instrument, any dividend or other capital distribution, and any similar action that the FRB determines could have an impact on our capital. The plan must also include a detailed description of Ally's process for assessing capital adequacy, including a discussion of how Ally, under expected and stressful conditions, will maintain capital commensurate with its risks and above the minimum regulatory capital ratios, will serve as a source of strength to Ally Bank, and will maintain sufficient capital to continue its operations by maintaining ready access to funding, meeting its obligations to creditors and other counterparties, and continuing to serve as a credit intermediary.

The Tailoring Rules align capital planning, supervisory stress testing, and stress capital buffer requirements for large banking organizations, like Ally. As a Category IV firm, Ally is expected to have the ability to elect to participate in the supervisory stress test—and receive a correspondingly updated stress capital buffer requirement—in a year in which Ally would not generally be subject to the supervisory stress test. Refer to the section below titled *Basel Capital Framework* for further discussion about our stress capital buffer requirements. During a year in which Ally does not undergo a supervisory stress test, we would receive an updated stress capital buffer requirement only to reflect our updated planned common-stock dividends. Ally was subject to the 2022 supervisory stress test and did not elect to participate in the 2023 supervisory stress test.

- *Resolution Planning and Resolution-Related Requirements* — Under rules of the FDIC, Ally Bank is required to periodically submit to the FDIC a resolution plan (commonly known as a living will) that would enable the FDIC, as receiver, to resolve Ally Bank in the event of its insolvency under the FDI Act in a manner that ensures that depositors receive access to their insured deposits within one business day of Ally Bank's failure (two business days if the failure occurs on a day other than Friday), maximizes the net present value return from the sale or disposition of its assets, and minimizes the amount of any loss realized by creditors in the resolution. If the FDIC determines that the resolution plan is not credible and the deficiencies are not adequately remediated in a timely manner, the FDIC may take formal or informal supervisory, enforcement, and other actions against us. In June 2021, the FDIC issued a Statement on Resolution Plans for Insured Depository Institutions, which in part establishes a three-year filing cycle for banks with $100 billion or more in total assets, like Ally Bank. In August 2023, the FDIC issued a proposed rule that would require each insured depository institution with $100 billion or more in total assets, like Ally Bank, to submit a full resolution plan with an identified strategy for ensuring timely access to insured deposits, maximizing value from the disposition of assets, minimizing any losses realized by creditors, and addressing potential financial-stability risks. Each resolution plan also would be subject to more stringent standards on its assumptions, content, and reviews. Covered insured depository institutions would need to submit a full resolution plan every two years with interim supplements in non-submission years. Ally Bank submitted its most recent resolution plan on December 1, 2022.

  Under the Tailoring Rules, Ally is no longer required to submit to the FRB and the FDIC a plan for the rapid and orderly resolution of Ally and its significant legal entities under the U.S. Bankruptcy Code and other applicable insolvency laws in the event of future material financial distress or failure.

- *Limitations on Bank and BHC Dividends and Other Capital Distributions* — Federal and Utah law place a number of conditions, limits, and other restrictions on dividends and other capital distributions that may be paid by Ally Bank to IB Finance and thus indirectly to Ally. In addition, even if the FRB does not require us to resubmit our capital plan as described earlier in *Capital Planning and Stress Tests*, Ally and IB Finance may be precluded from or limited in paying dividends or other capital distributions without the FRB's approval under certain circumstances—for example, if Ally or IB Finance were to not meet minimum regulatory capital ratios after giving effect to the distributions. FRB supervisory guidance also directs BHCs like us to consult with the FRB prior to increasing dividends, implementing common stock-repurchase programs, or redeeming or repurchasing capital instruments. Further, the U.S. banking agencies are authorized to prohibit an insured depository institution, like Ally Bank, or a BHC, like Ally, from engaging in unsafe or unsound banking practices and, depending upon the circumstances, could find that paying a dividend or other capital distribution would constitute an unsafe or unsound banking practice. For information about our capital actions, including repurchases of and cash dividends on our common stock, refer to Note 20 to the Consolidated Financial Statements.

  Our ability to make capital distributions, including our ability to pay dividends or repurchase shares of our common stock, will continue to be subject to the FRB's review and our internal governance requirements, including approval by our Board. The amount and size of any future dividends and share repurchases also will be subject to various factors, including Ally's capital and liquidity positions, accounting and regulatory considerations (including any restrictions that may be imposed by the FRB), taxation of share repurchases, financial and operational performance, alternative uses of capital, common-stock price, and general market conditions, and may be extended, modified, or discontinued at any time.

- *Transactions with Affiliates* — Sections 23A and 23B of the Federal Reserve Act and the FRB's Regulation W prevent Ally and its nonbank subsidiaries from taking undue advantage of the benefits afforded to Ally Bank as a depository institution, including its access to federal deposit insurance and the FRB's discount window. Pursuant to these laws, covered transactions—including Ally Bank's extensions of credit to and asset purchases from its affiliates, credit exposures to affiliates arising from derivative transactions, securities lending and borrowing transactions, and acceptance of affiliate-issued debt obligations (other than securities) as collateral—are generally subject to meaningful restrictions. For example, unless otherwise exempted, (1) covered transactions are limited to 10% of Ally Bank's capital stock and surplus in the case of any individual affiliate and 20% of Ally Bank's capital stock and surplus in the case of all affiliates; (2) Ally Bank's credit transactions with an affiliate are generally subject to stringent collateralization requirements; (3) with few exceptions, Ally Bank may not purchase any low quality asset from an affiliate; and (4) covered transactions must be conducted on terms and conditions that are consistent with safe and sound banking practices. In addition, transactions between Ally Bank and an affiliate must be on terms and conditions that are either substantially the same as or more beneficial to Ally Bank than those prevailing at the time for comparable transactions with or involving nonaffiliates.

  These laws include an attribution rule that treats a transaction between Ally Bank and a nonaffiliate as a transaction between Ally Bank and an affiliate to the extent that the proceeds of the transaction are used for the benefit of or transferred to the affiliate.

- *Source of Strength* — Ally is required to serve as a source of financial strength for Ally Bank and to commit resources to support Ally Bank in circumstances when Ally might not otherwise elect to do so. The functional regulator of any nonbank subsidiary of Ally, however, may prevent that subsidiary from directly or indirectly contributing its financial support, and if that were to preclude Ally from serving as an adequate source of financial strength, the FRB may instead require the divestiture of Ally Bank and impose operating restrictions pending such a divestiture.

- *Orderly Liquidation Authority* — Under the Dodd-Frank Act, if a BHC's failure would have serious adverse effects on the financial stability of the United States and other specified conditions were met, the BHC may be subjected to an FDIC-administered resolution regime called the orderly liquidation authority as an alternative to bankruptcy. If Ally were to be placed into receivership

under the orderly liquidation authority, the FDIC as receiver would have considerable rights and powers in liquidating and winding up Ally, including the ability to assign assets and liabilities without the need for creditor consent or prior court review and the ability to differentiate and determine priority among creditors. In doing so, moreover, the FDIC's primary goal would be a liquidation that mitigates risk to the financial stability of the United States and that minimizes moral hazard.

- *Acceptance of Brokered Deposits* — Under FDICIA and the PCA framework described later in *Basel Capital Framework*, insured depository institutions such as Ally Bank must be well capitalized or, with a waiver from the FDIC, adequately capitalized in order to accept brokered deposits, and even adequately capitalized institutions are subject to some restrictions on the rates they may offer for brokered deposits. At December 31, 2023, Ally Bank met the capital ratios necessary to be classified as well capitalized under the PCA framework. Our brokered deposits totaled $11.0 billion at December 31, 2023, which represented 7.1% of total deposit liabilities.

- *Enforcement Authority* — The FRB possesses extensive authorities and powers to regulate and supervise the conduct of Ally's businesses and operations. If the FRB were to take the position that Ally or any of its subsidiaries have violated any law or commitment or engaged in any unsafe or unsound practice, formal or informal enforcement and other supervisory actions could be taken by the FRB against Ally, its subsidiaries, and institution-affiliated parties (such as directors, officers, and agents). The UDFI and the FDIC have similarly expansive authorities and powers over Ally Bank and its subsidiaries. For example, the FRB, the UDFI, or the FDIC could order us to cease and desist from engaging in specified activities or practices or could affirmatively compel us to correct specified violations or practices. Some or all of these governmental authorities also would have the power, as applicable, to issue administrative orders against us that can be judicially enforced, to direct us to increase capital and liquidity, to limit our dividends and other capital distributions, to restrict or redirect the growth of our assets, businesses, and operations, to compel us to change our practices and remediate harm alleged to have been suffered by consumers or others, to assess civil money penalties against us, to remove our officers and directors, to require the divestiture or the retention of assets or entities, to terminate deposit insurance, or to force us into bankruptcy, conservatorship, or receivership. These actions could directly affect not only Ally, its subsidiaries, and institution-affiliated parties but also Ally's counterparties, stockholders, and creditors and its commitments, arrangements, and other dealings with them.

In addition, the CFPB has broad authorities and powers to enforce federal consumer-protection laws involving financial products and services. The CFPB has exercised these authorities and powers through public enforcement actions, lawsuits, and consent orders and through nonpublic enforcement actions.

The SEC, FINRA, the Department of Justice, state attorneys general, and other domestic or foreign governmental authorities also have an array of means at their disposal to regulate and enforce matters within their jurisdiction that could impact Ally's businesses and operations.

Basel Capital Framework

The FRB and other U.S. banking agencies have adopted risk-based and leverage capital rules that establish minimum capital-to-asset ratios for BHCs, like Ally, and depository institutions, like Ally Bank.

The risk-based capital ratios are based on a banking organization's RWAs, which are generally determined under the standardized approach applicable to Ally and Ally Bank by (1) assigning on-balance-sheet exposures to broad risk-weight categories according to the counterparty or, if relevant, the guarantor or collateral (with higher risk weights assigned to categories of exposures perceived as representing greater risk), and (2) multiplying off-balance-sheet exposures by specified credit conversion factors to calculate credit equivalent amounts and assigning those credit equivalent amounts to the relevant risk-weight categories. The leverage ratio, in contrast, is based on an institution's average unweighted on-balance-sheet exposures.

Under U.S. Basel III, Ally and Ally Bank must maintain a minimum Common Equity Tier 1 risk-based capital ratio of 4.5%, a minimum Tier 1 risk-based capital ratio of 6%, and a minimum total risk-based capital ratio of 8%. On top of the minimum risk-based capital ratios, Ally and Ally Bank are subject to a capital conservation buffer requirement, which must be satisfied entirely with capital that qualifies as Common Equity Tier 1 capital. Failure to maintain more than the full amount of the capital conservation buffer requirement would result in automatic restrictions on the ability of Ally and Ally Bank to make capital distributions, including dividend payments and stock repurchases and redemptions, and to pay discretionary bonuses to executive officers. U.S. Basel III also subjects Ally and Ally Bank to a minimum Tier 1 leverage ratio of 4%. While the capital conservation buffer requirement for Ally Bank is fixed at 2.5% of RWAs, the capital conservation buffer requirement for a Category IV firm, like Ally, is equal to its stress capital buffer requirement. The stress capital buffer requirement for Ally, in turn, is the greater of 2.5% and the result of the following calculation: (1) the difference between Ally's starting and minimum projected Common Equity Tier 1 capital ratios under the severely adverse scenario in the supervisory stress test, plus (2) the sum of the dollar amount of Ally's planned common stock dividends for each of the fourth through seventh quarters of its nine-quarter capital planning horizon, as a percentage of RWAs. As of December 31, 2023, the stress capital buffer requirement for Ally was 2.5%.

Ally and Ally Bank are currently subject to the U.S. Basel III standardized approach for counterparty credit risk but not to the U.S. Basel III advanced approaches for credit risk or operational risk. Ally is also not currently subject to the U.S. market-risk capital rule, which applies only to banking organizations with significant trading assets and liabilities. Since Ally and Ally Bank are currently not subject to the advanced approaches risk-based capital rules, we elected to apply a one-time option to exclude most components of accumulated other comprehensive income and loss from regulatory capital. As of December 31, 2023, and December 31, 2022, Ally had $3.8 billion and

$4.1 billion, respectively, of accumulated other comprehensive loss, net of applicable income taxes, that was excluded from Common Equity Tier 1 capital. Refer to the discussion below about rules proposed by the U.S. banking agencies in 2023 that would require us to recognize all components of accumulated other comprehensive income and loss in regulatory capital, except gains and losses on cash-flow hedges where the hedged items are not recognized on our balance sheet at fair value. Refer also to Note 18 to the Consolidated Financial Statements for additional details about our accumulated other comprehensive loss.

The risk-based capital ratios and the Tier 1 leverage ratio play a central role in PCA, which is an enforcement framework used by the U.S. banking agencies to constrain the activities of depository institutions based on their levels of regulatory capital. Five categories have been established using thresholds for the Common Equity Tier 1 risk-based capital ratio, the Tier 1 risk-based capital ratio, the total risk-based capital ratio, and the Tier 1 leverage ratio: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. FDICIA generally prohibits a depository institution from making any capital distribution, including any payment of a cash dividend or a management fee to its BHC, if the depository institution would become undercapitalized after the distribution. An undercapitalized institution is also subject to growth limitations and must submit and fulfill a capital restoration plan. Although BHCs are not subject to the PCA framework, the FRB is empowered to compel a BHC to take measures—such as the execution of financial or performance guarantees—when PCA is required in connection with one of its depository-institution subsidiaries. At December 31, 2023, Ally Bank met the capital ratios required to be well capitalized under the PCA framework.

At December 31, 2023, Ally and Ally Bank were in compliance with their regulatory capital requirements. For an additional discussion of capital adequacy requirements, refer to Note 20 to the Consolidated Financial Statements.

On January 1, 2020, we adopted CECL. Refer to Note 1 to the Consolidated Financial Statements for additional information about our allowance for loan losses accounting policy. Under a rule finalized by the FRB and other U.S. banking agencies in 2020, we delayed recognizing the estimated impact of CECL on regulatory capital until after a two-year deferral period, which for us extended through December 31, 2021. Beginning on January 1, 2022, we were required to phase in 25% of the previously deferred estimated capital impact of CECL, with an additional 25% to be phased in at the beginning of each subsequent year until fully phased in by the first quarter of 2025. The estimated impact of CECL on regulatory capital that we deferred and began phasing in on January 1, 2022, is generally calculated as the entire day-one impact at adoption plus 25% of the subsequent change in allowance during the two-year deferral period. As of December 31, 2023, the total deferred impact on Common Equity Tier 1 capital related to our adoption of CECL was $591 million.

In April 2023, in a statement accompanying the review of the FRB's supervision and regulation of SVB, FRB Vice Chair for Supervision Barr highlighted a plan to revisit the Tailoring Rules and develop stronger capital, liquidity, stress-testing, and other standards for Category IV firms like Ally. In July 2023, the U.S. banking agencies issued a proposed rule to customize and implement revisions to the global Basel III capital framework that were approved by the Basel Committee in December 2017 (commonly known as the Basel III endgame or as Basel IV). For regulatory capital, the proposed rule would eliminate the effect of the Tailoring Rules by requiring the recognition of most elements of accumulated other comprehensive income and loss and the application of deductions, limitations, and criteria for specified capital investments, minority interests, and TLAC holdings. For each of the risk-based capital ratios, a large banking organization, like Ally, would calculate and be bound by the lower of two alternatives: one version of the ratio based on an expanded risk-based approach prescribed in the proposed rule and one version of the ratio based on the standardized approach as modified by the proposed rule. All capital buffer requirements, including the stress capital buffer requirement, would apply regardless of whether the expanded risk-based approach or the standardized approach produces the lower ratio. Under the expanded risk-based approach, total RWAs would equal the sum of the RWAs for credit risk, equity risk, operational risk, market risk, and CVA risk as set forth in the proposed rule minus any amount of the banking organization's adjusted allowance for credit losses that is not included in Tier 2 capital and any amount of allocated transfer risk reserves. Under the standardized approach, total RWAs would be calculated using the existing rules with a revised methodology for determining RWAs for market risk, and a required application of the standardized approach for counterparty credit risk for derivative exposures. Category IV firms would be further required under the proposed rule to project their risk-based capital ratios under baseline conditions in their capital plans and related reports using the RWA-calculation approach that results in their binding risk-based capital ratios as of the start of the projection horizon. The proposed rule also would roll back additional elements of the Tailoring Rules by applying to Category IV firms the supplementary leverage ratio, the countercyclical capital buffer, and enhanced public disclosure and reporting requirements. Under the proposed rule, a three-year transition period from July 1, 2025, to June 30, 2028, would apply to the recognition of accumulated other comprehensive income and loss in regulatory capital and the use of the expanded risk-based approach. The phase-in of accumulated other comprehensive income and loss is expected to significantly affect our levels of regulatory capital. While we believe that this would be manageable, we also anticipate that our levels of regulatory capital would need to be gradually increased in advance of and during the proposed transition period. As for the proposed changes to RWAs, while we continue to evaluate the effects of individual provisions and the interplay among them as well as potential management actions in response, the impact is not currently expected to be significant in the aggregate if the proposed rule were adopted in its existing form. Since the proposed rule was issued, we have been engaged with research and advocacy groups to inform the rulemaking process and better understand the impacts of the proposed rule on banking organizations of various sizes and complexities—as well as the competitive environment more broadly—and likewise encourage the U.S. banking agencies to closely study these impacts and their wider implications.

In August 2023, the U.S. banking agencies issued two proposed rules to improve the resolvability of Category IV firms, like Ally. The first proposed rule would require Category II, III, and IV firms, their consolidated IDI subsidiaries, and other institutions to issue and maintain minimum amounts of eligible long-term debt in an amount that is the greater of (i) 6% of total RWAs, (ii) 3.5% of average total consolidated assets, and (iii) 2.5% of total leverage exposure. Covered IDIs, like Ally Bank, that are consolidated subsidiaries of covered entities, like Ally, would be required to issue eligible long-term debt internally to a company that consolidates the covered IDI, which would

in turn be required to purchase that long-term debt. Only long-term debt instruments that are most readily able to absorb losses in a resolution proceeding would qualify, and the operations of covered entities would be subject to clean-holding-company requirements such as prohibitions and limitations on their liabilities to unaffiliated entities. Under the proposed rule, a transition period would apply with 25%, 50%, and 100% of the long-term-debt requirements coming into effect by the end of the first, second, and third years, respectively, after finalization of the rule. The second proposed rule, which was issued solely by the FDIC, would require each insured depository institution with $100 billion or more in total assets, like Ally Bank, to submit a full resolution plan with an identified strategy for ensuring timely access to insured deposits, maximizing value from the disposition of assets, minimizing any losses realized by creditors, and addressing potential financial stability risks. Each resolution plan also would be subject to more stringent standards on its assumptions, content, and reviews. Covered IDIs would need to submit a full resolution plan every two years with interim supplements in non-submission years. We are still assessing the impact of these two proposed rules, but due to the current structure and amount of debt instruments issued by Ally and Ally Bank, expect the long-term-debt rule in particular to significantly affect us.

Whether and when final rules related to these proposals may be adopted and take effect, as well as what changes to the proposed rules may be reflected in any final rules after the comment periods, remain unclear. Also, beyond these proposed rules, more stringent and less tailored liquidity, stress-testing, and other standards for Category IV firms, like Ally, may be forthcoming, including those that may reinstate the LCR, require more rigorous liquidity stress testing, and return Ally to supervisory stress testing on an annual cycle.

Insured Depository Institution Status

Ally Bank is an IDI and, as such, is required to file periodic reports with the FDIC about its financial condition. Total assets of Ally Bank were $186.1 billion at December 31, 2023, $181.9 billion at December 31, 2022, and $172.8 billion at December 31, 2021.

Ally Bank's deposits are insured by the FDIC in the standard insurance amounts per depositor for each account ownership category as prescribed by the FDI Act. Insured depository institutions with two million or more deposit accounts, including Ally Bank, are required by the FDIC to establish and maintain systems and processes designed to facilitate prompt payment of FDIC-insured deposits in the event of a failure. Deposit insurance is funded through assessments on Ally Bank and other insured depository institutions. The FDIC assesses premiums from each institution based on its average consolidated total assets minus its average tangible equity, while utilizing a scorecard method to determine each institution's risk to the DIF. The FDIC may take action to increase insurance premiums if the DIF is not funded to its regulatory-mandated DRR. Currently, the FDIC is required to maintain a DRR of 1.35% under the FDI Act. In October 2022, the FDIC finalized a rule that increased the initial base deposit insurance assessment rate schedules for all insured depository institutions by two basis points, beginning with the first quarterly assessment period of 2023. The increased assessment rate is intended to improve the likelihood that the DRR will reach the required minimum of 1.35% by the statutory deadline of September 30, 2028. On November 16, 2023, the FDIC finalized a rule that imposes a special assessment to recover the costs to the DIF resulting from the FDIC's use, in March 2023, of the systemic risk exception to the least-cost resolution test under the FDI Act in connection with the receiverships of SVB and Signature. The FDIC estimated in approving the rule that those assessed losses total approximately $16.3 billion. The rule provides that this loss estimate will be periodically adjusted, which will affect the amount of the special assessment. Under the rule, the assessment base is the estimated uninsured deposits that an IDI reported in its Consolidated Reports of Condition and Income ("Call Report") at December 31, 2022, excluding the first $5 billion in estimated uninsured deposits. The special assessments will be collected at an annual rate of approximately 13.4 basis points per year (3.36 basis points per quarter) over eight quarters in 2024 and 2025, with the first assessment period beginning January 1, 2024. Because the estimated loss pursuant to the systemic risk determination will be periodically adjusted, the FDIC retains the ability to cease collection early, extend the special assessment collection period, and impose a final shortfall special assessment on a one-time basis. Ally expects the special assessments to be tax deductible. The total of the assessments for Ally, based on Ally Bank's uninsured deposits as of December 31, 2022, is estimated at $38 million, and such amount was recorded as an expense in the quarter of adoption (the quarter ending December 31, 2023).

If an insured depository institution, like Ally Bank, were to become insolvent or if other specified events were to occur relating to its financial condition or the propriety of its actions, the FDIC may be appointed as conservator or receiver for the institution. In that capacity, the FDIC would have the power to (1) transfer assets and liabilities of the institution to another person or entity without the approval of the institution's creditors; (2) require that its claims process be followed and to enforce statutory or other limits on damages claimed by the institution's creditors; (3) enforce the institution's contracts or leases according to their terms; (4) repudiate or disaffirm the institution's contracts or leases; (5) seek to reclaim, recover, or recharacterize transfers of the institution's assets or to exercise control over assets in which the institution may claim an interest; (6) enforce statutory or other injunctions; and (7) exercise a wide range of other rights, powers, and authorities, including those that could impair the rights and interests of all or some of the institution's creditors. In addition, the administrative expenses of the conservator or receiver could be afforded priority over all or some of the claims of the institution's creditors, and under the FDI Act, the claims of depositors (including the FDIC as subrogee of depositors) would enjoy priority over the claims of the institution's unsecured creditors.

Investments in Ally

Because Ally Bank is an insured depository institution and Ally and IB Finance are BHCs, direct or indirect control of us—whether through the ownership of voting securities, influence over management or policies, or other means—is subject to approvals, conditions, and other restrictions under federal and state laws. Refer to the section above titled *Bank Holding Company, Financial Holding Company, and Depository Institution Status* for additional information. These laws may differ in their purposes, definitions and presumptions of control, and restrictions, which for example is the case as between the BHC Act and the Change in Bank Control Act. Investors are responsible for ensuring that they do not, directly or indirectly, acquire control of us in contravention of these laws.

Insurance Companies

Some of our insurance operations—including in the United States, Canada, and Bermuda—are subject to certain minimum aggregate capital requirements, net asset and dividend restrictions, and rules and regulations promulgated by various U.S. and foreign regulatory agencies. Under state and foreign insurance laws, dividend distributions may be made only from statutory unassigned surplus with approvals required from applicable regulatory authorities for dividends in excess of statutory limitations. Our insurance operations are also subject to applicable state and foreign laws generally governing insurance companies, as well as laws addressing products that are not regulated as insurance, such as VSCs and GAP waivers.

Consumer Finance

Our retail-automotive, consumer-mortgage, personal-lending, and credit-card businesses are subject to extensive federal, state, and local laws. These laws, for example, may impose licensing obligations and financial requirements; limit the interest rates, finance charges, and other fees that can be charged; regulate the use of credit reports and the reporting of credit information; impose underwriting and disclosure requirements; regulate marketing techniques and practices; require the safeguarding of nonpublic information about customers; and regulate servicing practices, including in connection with assessments, collection and foreclosure activities, claims handling, and investment and interest payments on escrow accounts. The laws applicable to consumer finance are complex and subject to change and to changes in interpretation and enforcement. Further, many existing laws were enacted without anticipating technological and related innovations—including those utilized by fintech companies and the banks and financial-services providers that partner with them—and as a result, the application of these legal frameworks is not always clear and can be subject to wide supervisory and enforcement discretion.

Ally Invest Subsidiaries

Ally Invest Securities LLC (Ally Invest Securities) is registered as a securities broker-dealer with the SEC and in all 50 states, the District of Columbia, and Puerto Rico, is registered with the Municipal Securities Rulemaking Board as a municipal securities broker-dealer, and is a member of FINRA and SIPC. As a result, Ally Invest Securities and its personnel are subject to extensive requirements under the Exchange Act, SEC regulations, SRO rules, and state laws, which collectively cover all aspects of the firm's securities activities—including sales and trading practices, capital adequacy, recordkeeping, privacy, anti-money laundering, financial and other reporting, supervision, misuse of material nonpublic information, conduct of its business in accordance with just and equitable principles of trade, and personnel qualifications. The firm operates as an introducing broker and clears all transactions, including all customer transactions, through a third-party clearing broker-dealer on a fully disclosed basis.

Ally Invest Advisors Inc.(Ally Invest Advisors) is registered as an investment adviser with the SEC. As a result, the firm is subject to a host of requirements governing investment advisers and their personnel under the Investment Advisers Act of 1940, as amended, and related rules and regulations, including certain fiduciary and other obligations with respect to its relationships with its investment advisory clients.

Regulators conduct periodic examinations of Ally Invest Securities and Ally Invest Advisors and regularly review reports that the firms are required to submit on an ongoing basis. Violations of relevant regulatory requirements could result in adverse consequences for the firms and their personnel, including censure, penalties and fines, the issuance of cease-and-desist orders, and restriction, suspension or expulsion from the securities or commodity-futures industries.

Other Laws

Ally is subject to numerous federal, state, and local statutes, regulations, and other laws, and the possibility of violating applicable law presents ongoing compliance, operational, reputation, and other risks to Ally. Some of the other more significant laws to which we are subject include:

- *Privacy and Data Security* — The GLB Act and related regulations impose obligations on financial institutions, within specified parameters and circumstances, to safeguard consumer information maintained by them, to provide notice of their privacy practices to consumers, and to allow consumers to opt out of information sharing with unaffiliated parties. Related regulatory guidance also directs financial institutions to notify consumers in specified cases of unauthorized access to sensitive consumer information. Another U.S. banking agency rule requires a BHC, such as Ally, and a state chartered bank that is a member of the Federal Reserve System, such as Ally Bank, to notify applicable U.S. banking agencies within 36 hours of certain incidents that may have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, its ability to deliver services to a material portion of the financial institution's customer base, jeopardize the viability of key operations, or impact the stability of the financial sector. The rule also requires bank service providers to notify us of any computer security incident that has caused, or is reasonably likely to cause, a material service disruption for four or more hours. In addition, in July 2023, the SEC adopted rules requiring public companies, such as Ally, to disclose material cybersecurity incidents within four business days and to disclose on an annual basis material information regarding cybersecurity risk management, strategy, and governance. Most states have also enacted laws requiring notice of specified cases of unauthorized access to information. For example, the NYDFS has imposed significant requirements on regulated entities to establish cybersecurity programs and policies, to designate chief information security officers, to comply with notice and reporting obligations, and to take other actions in connection with the security of their information. In addition, comprehensive privacy laws have been enacted in California that require regulated entities to establish measures to identify, manage, secure, track, produce, and delete personal information.

    On October 19, 2023, the CFPB proposed a new rule that would require a provider of payment accounts or products, such as a bank, to make data available to consumers upon request regarding the products or services they obtain from the provider. Any such data provider would also have to make such data available to third parties, with the consumer's express authorization and through an

interface that satisfies formatting, performance and security standards, for the purpose of such third parties providing the consumer with financial products or services requested by the consumer. Data that would be required to be made available under the rule would include transaction information, account balance, account and routing numbers, terms and conditions, upcoming bill information, and certain account verification data. The proposed rule is intended to give consumers control over their financial data, including with whom it is shared, and encourage competition in the provision of consumer financial products or services. For banks with at least $50 billion and less than $500 billion in total assets, compliance with the proposed rule's requirements would be required approximately one year after adoption of the final rule.

- *Volcker Rule* — Section 13 of the BHC Act and its implementing regulations (commonly referred to as the Volcker Rule) prohibit banking entities, subject to limited exceptions, from engaging in proprietary trading and investing in or sponsoring covered funds. The Volcker Rule contains exemptions for market-making, hedging, underwriting, and trading in U.S. government and agency obligations. The Volcker Rule also permits the retention of ownership interests in certain types of funds and the offering and sponsoring of funds under certain conditions. For firms with limited trading assets and liabilities, like Ally, the regulatory agencies have simplified and streamlined compliance requirements under the Volcker Rule. The regulatory agencies also have clarified that banking entities may engage in activities that do not raise concerns that the Volcker Rule was intended to address, including in connection with specified credit funds, venture-capital funds, family-wealth-management vehicles, and customer-facilitation vehicles.

- *Fair Lending Laws* — The Equal Credit Opportunity Act, the Fair Housing Act, and similar fair-lending laws (collectively, Fair Lending Laws) generally prohibit a creditor from discriminating against an applicant or borrower in any aspect of a credit transaction on the basis of specified characteristics known as prohibited bases, such as race, gender, and religion. Creditors are also required under the Fair Lending Laws to follow a number of highly prescriptive rules, including rules requiring credit decisions to be made promptly, notices of adverse actions to be given, and, in the case of mortgage lenders of a certain size, anonymized data and information about mortgage applicants and credit decisions to be gathered and made publicly available.

- *Fair Credit Reporting Act* — The Fair Credit Reporting Act regulates the dissemination of credit reports by credit reporting agencies, requires users of credit reports to provide specified notices to the subjects of those reports, imposes standards on the furnishing of information to credit reporting agencies, obligates furnishers to maintain reasonable procedures to deal with the risk of identity theft, addresses the sharing of specified kinds of information with affiliates and third parties, and regulates the use of credit reports to make preapproved offers of credit and insurance to consumers.

- *Truth in Lending Act* — The Truth in Lending Act (TILA) and Regulation Z, which implements TILA, require lenders to provide borrowers with uniform, understandable information about the terms and conditions in certain credit transactions. These rules apply to Ally and its subsidiaries when they extend credit to consumers and require, in the case of certain loans, conspicuous disclosure of the finance charge and annual percentage rate, as applicable. In addition, if an advertisement for credit states specific credit terms, Regulation Z requires that the advertisement state only those terms that actually are or will be arranged or offered by the creditor together with specified notices. The CFPB in recent years has issued substantial amendments to the mortgage requirements under Regulation Z, and additional changes are likely in the future. Amendments to Regulation Z and Regulation X, which implements the Real Estate Settlement Procedures Act, require integrated mortgage loan disclosures to be provided for applications received on or after October 3, 2015. Further, TILA imposes a number of restrictions on credit-card practices impacting rates and fees, requires that a consumer's ability to pay be taken into account before issuing credit or increasing credit limits, and imposes certain disclosure requirements related to provision of open-end credit.

- *Bank Secrecy Act/Anti-Money-Laundering Requirements* — The Bank Secrecy Act, as amended by the USA PATRIOT Act, contains provisions designed to detect and prevent the use of the U.S. financial system for money laundering and terrorist financing. The Bank Secrecy Act generally requires banks, certain other financial institutions, and, in certain cases, BHCs to undertake activities such as maintaining an anti-money-laundering program, verifying the identity of clients, monitoring for and reporting on suspicious transactions, reporting on cash transactions exceeding specified thresholds, and responding to certain requests for information by regulatory authorities and law-enforcement agencies.

In January 2021, the Bank Secrecy Act was amended by the AMLA, which comprehensively reforms and modernizes U.S. anti-money-laundering laws. The AMLA codifies a risk-based approach to anti-money-laundering compliance for financial institutions, requires the U.S. Treasury Department to develop standards for evaluating technology and internal processes for Bank Secrecy Act compliance, directs the FinCEN to establish a registration database of beneficial-ownership information that designated companies will be required to report, and expands enforcement- and investigation-related authority and available sanctions for specified Bank Secrecy Act violations. In June 2021, FinCEN issued the priorities for anti-money laundering and countering the financing of terrorism policy, as required under the AMLA. The priorities include corruption, cybercrime, terrorist financing, fraud, transnational crime, drug trafficking, human trafficking, and proliferation financing. Many provisions of the AMLA will require additional rulemakings, reports, and other measures, and the impact of the AMLA will depend at least in part on their development and implementation.

FinCEN issued two of three rulemakings required under the AMLA to implement the requirements of the Corporate Transparency Act (CTA). First, the beneficial ownership information (BOI) reporting rule, effective January 1, 2024, establishes the requirements for reporting companies to submit their beneficial ownership and company applicant information to FinCEN. On

December 22, 2023, FinCEN published the second rule, which establishes the standards for financial institutions and government entities to access BOI reported to FinCEN. The third and final CTA rulemaking, once published, will make amendments to the beneficial ownership requirements of FinCEN's existing Customer Due Diligence (CDD) Rule.

• **Community Reinvestment Act** — Under the CRA, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low- and moderate-income persons and neighborhoods. Although the CRA does not establish specific lending requirements or programs, banks are rated on their performance in meeting the needs of their communities.

  In its most recent performance evaluation in 2023, Ally Bank received an "Outstanding" rating. Ally Bank operated under a three-year CRA strategic plan (2020–2022) that had been approved by the FRB and is currently operating under a four-year CRA strategic plan (2023–2026) that also has been approved by the FRB. Failure by Ally Bank to maintain a "Satisfactory" or better rating under the CRA may adversely affect our ability to expand our financial and related activities as an FHC or make acquisitions. Refer to the section above titled *Bank Holding Company, Financial Holding Company, and Depository Institution Status* for additional information.

  On October 24, 2023, the U.S. banking agencies issued a final rule to modernize their regulations related to the CRA. The final rule amends their CRA regulations by introducing new tests to evaluate the CRA performance of banks, which most significantly impacts banks with over $2 billion in assets and imposes additional requirements on banks with over $10 billion in assets. Major changes to the CRA regulations include modifications related to the delineation of assessment areas, the overall evaluation framework including performance standards and metrics, the definition of community development activities, and data collection and reporting. Most provisions of the final rule will become effective on January 1, 2026, and the data reporting requirements will become effective on January 1, 2027. While we are still evaluating the final rule, it could impact Ally including our CRA program, business strategies, allocation of resources, and technology requirements.

• **LIBOR Act** — In March 2022, the Adjustable Interest Rate Act (the LIBOR Act) was enacted. The LIBOR Act provides a uniform approach for replacing LIBOR as a reference interest rate in tough legacy contracts when LIBOR is no longer published or is no longer representative. Tough legacy contracts are contracts that do not include effective fallback provisions, for example, because they have no provisions for replacement benchmarks or provisions based on prior LIBOR values or dealer polls. Under the LIBOR Act, references to the most common tenors of LIBOR in these contracts will be replaced as a matter of law, without the need to be amended by the parties, to instead reference benchmark interest rates based on SOFR that will be identified by the FRB. The FRB issued a final rule effective February 27, 2023, to implement the LIBOR Act.

• **Executive and Incentive Compensation** — Through guidance adopted in 2010, the U.S. banking agencies conveyed their expectation that banking organizations maintain incentive-compensation practices that are consistent with safety and soundness, even when these practices go beyond those needed to align shareholder and employee interests. To be consistent with safety and soundness, incentive-compensation arrangements at a banking organization should (i) provide employees with incentives that appropriately balance risk and reward, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Enforcement action may be taken against a banking organization if its incentive-compensation arrangements or related risk-management, control, or governance processes pose a risk to the organization's safety and soundness, particularly when the organization is not taking prompt and effective measures to correct the deficiencies.

  In October 2022, the SEC adopted a final rule directing national securities exchanges and associations, including the NYSE, to implement listing standards that require all listed companies to adopt and comply with policies mandating the prompt recovery of erroneously awarded incentive-based compensation received by a current or former executive officer during the three fiscal years preceding a required accounting restatement, including a restatement to correct an error in previously issued financial statements that would result in a material misstatement if the error were corrected or left uncorrected in the current period. The final rule required each listed company, including Ally, to adopt a policy that complies with the NYSE listing standard no later than December 1, 2023. On October 9, 2023, Ally adopted its Requirements for the Recovery of Erroneously Awarded Incentive-Based Compensation under NYSE Listing Standard 303A.14, which is filed with this Form 10-K as Exhibit 97.

• **Climate-Related and other ESG Developments** — In recent years, federal, state, and international lawmakers and regulators have increased their focus on financial institutions and other companies' risk oversight, disclosures and practices in connection with climate change and other environmental, social and governance ("ESG") matters. Throughout 2023, there have been active and significant regulatory developments on these issues in the form of newly proposed, issued or implemented laws, rules, regulations, guidance and frameworks regarding climate change that impose, or will impose if and when effective, new requirements and expectations, including in connection with climate-related governance, risk management, disclosures, stress testing and scenario analysis. For example, in October 2023, the OCC, the FRB, and the FDIC finalized interagency guidance on Principles for Climate-Related Financial Risk Management for Large Financial Institutions ("Principles"), which is applicable to regulated financial institutions with more than $100 billion in total consolidated assets, including Ally. The Principles are intended to support efforts by large financial institutions to focus on key aspects of climate-related financial risk management and cover six areas: (1) governance; (2) policies, procedures, and limits; (3) strategic planning; (4) risk management; (5) data, risk measurement, and reporting; and (6) scenario analysis. In 2022, the SEC issued a proposed rule on the enhancement and standardization of climate-related disclosures

for investors. The proposed rule would require public issuers, including Ally, to significantly expand the scope of climate-related disclosures in their SEC filings. The SEC also announced plans to propose rules to require enhanced disclosure regarding human capital management and board diversity for public issuers. In addition, several states in which Ally operates have adopted or proposed statutes, regulations, and policies addressing climate change and other ESG issues, which impose, or will impose if and when effective, new and potentially divergent requirements and expectations with respect to these issues and are expected to result in additional compliance and reporting costs. In addition to legislation, regulation and guidance, regulators have also increasingly focused their enforcement and examination activities on such issues. For example, the SEC has created a Climate and ESG Task Force in the Division of Enforcement, whose purpose includes proactively identifying ESG-related misconduct such as material gaps or misstatements in the disclosure of climate risks. We continue to actively monitor the regulatory landscape surrounding these issues.

Human Capital

Our team members are integral to the success of our business, and central to our strategy is attracting, developing, and retaining talented individuals with the right skills to drive our business forward. We had approximately 11,100 and 11,600 employees as of December 31, 2023, and 2022, respectively, which consisted primarily of full-time employees in the United States. The decrease in employees for the year ended December 31, 2023, was primarily attributable to selective workforce reductions.

Our people-first human capital approach is guided by a philosophy that emphasizes care for our employees through professional and personal support, and offerings that drive them to better care for our customers and positively impact our communities. These components combine to propel better operational and financial results. We emphasize a working environment and company culture that embrace diverse talents, backgrounds, and perspectives and where colleagues feel valued as both individuals and members of the team. We measure human capital success through regular enterprise-wide engagement surveys and external workplace recognition. In 2023, we placed in the Top 10% of global workplaces for employee engagement for the 4th consecutive year, as measured by a third-party provider. We also were named to Fortune's 100 Best Places to Work.

Culture

We recognize that our long-term success is underpinned by the strength of our purpose-driven culture—a culture that we believe sets us apart from the competition and gives us an advantage as we recruit and retain talented team members. Our people-first approach enables a winning, customer-centric philosophy focused on resiliency, adaptability, and a growth-mindset-oriented drive to "Be (Even) Better." We strive to uphold our mantra to "Do it Right" through decisions and deeds at all levels of the organization, and we collectively commit to work with integrity and accountability and to uphold our core values in the workplace, the marketplace, and the community. Our culture is driven by our "LEAD" core values, where we emphasize that employees:

- [**L**]ook externally – We strive to meet and exceed the needs of our customers with agility, speed, and innovation. We continually evolve, respond quickly, and deliver a superior customer experience by:

  - Finding strategies, processes, and initiatives that do right by our customers and their unique needs.

  - Being adaptable, resourceful, and proactive in problem-solving, incorporating different viewpoints and fresh ideas into their work.

  - Responding quickly to change and escalating issues immediately.

- [**E**]xecute with excellence – Good enough is never enough. With a focus on continuous improvement, our actions are driven by sound analysis and an intense focus on excellence. Executing with excellence means:

  - Not stopping at the obvious answer—staying curious and respectfully challenging the status quo.

  - Being open to new ideas and ways to do better, be better and deliver more meaningful solutions.

  - Calling attention to risks, and challenging that which does not seem right while remaining respectful of established policies.

- [**A**]ct with professionalism – We operate with integrity, hold ourselves and each other accountable, treat others with respect, and embrace diversity and inclusion. This is the cornerstone to our long-term success and at the very foundation of what it means to be an ally. With an emphasis on:

  - Celebrating the unique perspectives, talents, and contributions of others.

  - Leveraging the experience and knowledge that peers, colleagues, and leaders have to offer.

  - Creating strong and collaborative relationships built on mutual respect and accountability.

- [**D**]eliver results – We are passionate about winning – for our customers, our teams, and our company. Success is measured at both the outcome and the path to achieve it. We deliver results by:

◦ Making an impact and bringing an inspired attitude, competitive spirit, and passion for real results.

◦ Being transparent and communicating current and emerging risks.

◦ Leading the charge and supporting the successes of others.

Our annual, CEO-sponsored enterprise-wide recognition program, "LEADing the Way," is designed to recognize employees whose leadership and performance consistently model our core values in one or more of the following areas: innovation, risk culture, corporate citizenship, customer experience, DE&I, process improvement, or other attributes that reflect our overall culture. This award is one of the highest recognitions an employee can receive at Ally. In 2023, 83 team members were recognized with this award. Recipients are nominated based on exceeding their LEAD core value performance objective, which is required for all employees. Additionally, employees can nominate colleagues for the quarterly peer-to-peer "I'm An Ally" award recognition program that provides employees the opportunity to recognize the hard work of individuals across the entire organization. These recognition programs reinforce our continued commitment to our culture.

Engagement

Sustaining high levels of employee engagement is a key measure of our workplace success as we continue to build a company where our employees want to work, have purposeful careers, and feel empowered to make a difference. Throughout the year, a third-party provider administers confidential employee surveys to provide feedback on key strengths and opportunity areas for action-taking to improve our culture.

The following table indicates our company-wide engagement survey results as measured by our third-party provider, based on a 100-point scale, as well as our participation rates for the survey.

	2023	2022
Ally score	84	85
Financial services benchmark	76	76
Ally employee participation % (a)	82	73

(a) The participation rate benchmark from our third-party provider was 75% in both 2023 and 2022.

For 2023 and 2022, our employee engagement scores were within the top 10% of all global companies that participated in the survey and at least eight points higher than the financial services industry benchmark. We believe that high levels of employee engagement reflect a productive and engaged workforce that takes care of our customers and communities, and contributes to our stable employee retention rate, which was approximately 84% and 85% for the years ended December 31, 2023, and December 31, 2022, respectively.

Hiring, Retention, and Learning and Development

We make significant investments in recruitment and employee development to attract and retain top talent, while fostering broader workforce development grounded in career mobility and advancement, and succession planning. Our recruitment process is vast and includes partnerships with universities, nonprofits and professional associations, including virtual and on-campus recruiting events, online platforms, conferences, internship and rotational programs, and referral bonuses to current employees. We offer regular trainings, mentoring, and other programs to invest in the growth and development of our employees. Our employee base receives continuing education courses relevant to our industry through internal learning courses, in addition to on-the-job training related to their function or a regulatory requirement. We offer targeted trainings for management and leadership development. We have organized a mentor-mentee program as an avenue for our employees to share knowledge, experience, and perspective and to foster the personal and professional growth of one another. Certain of our business lines offer rotational and leader development programs with the oversight and guidance of our HR business partners. We also provide financial support for continuing education through a tuition reimbursement program, as well as student loan repayment assistance and contributions to employees' 529 education savings plans.

Our performance management process is designed to promote a culture of meaningful work, ongoing feedback and coaching, and employee-owned careers. Annually, employees partner with managers to create and align performance measurements considering company-wide objectives. We encourage quarterly performance review discussions between employees and managers and require year-end performance evaluations summarizing the ongoing performance, development, and career interest conversations that occurred throughout the year. Additionally, we provide a multi-rater feedback tool to solicit additional perspectives on employee contributions and a more holistic picture of employee performance and leadership.

We empower our employees and encourage internal mobility, contributing to 16% and 22% of our existing eligible workforce that has been with Ally for at least one year receiving promotions or taking on new roles during the years ended December 31, 2023, and December 31, 2022, respectively. Our internal hiring rate was 40% and 28% in 2023 and 2022, respectively, further advancing employee career development and mobility. Our deliberate focus on mobility supports our ongoing retention efforts for top talent across the organization. The retention rate for employees that we determine to be high performers through year-end evaluation ratings were 96% and 94% for the years ended December 31, 2023, and December 31, 2022. On a routine basis, we perform talent and succession planning to develop and retain our top talent, including critical roles throughout the organization.

Total Rewards, Health, and Wellness

Our compensation program offers market-competitive base pay and pay-for-performance incentives based on achieving individual and company goals. In addition, our total rewards include competitive holiday and flexible paid-time-off, a 401(k) retirement savings plan with matching and company contributions that can total up to 10% of an employee's eligible compensation per year, as well as other benefits designed to support the personal and professional lives of our employees. Examples of these benefits include paid parental and caregiver leave, adoption and surrogacy assistance, a backup child and adult/elder care program, no-cost access to certified financial planners, and an employee assistance program. We also match employee donations to registered nonprofits subject to an annual cap and provide our employees with eight hours of volunteer-time-off to give back in the communities where we work.

We empower our employees to act as founders with an owner's mindset across all levels of the organization and all parts of the business which is encouraged through our shared equity program. In August 2021, we announced that all eligible employees may be awarded Ally stock annually through our discretionary #OwnIt Annual Grant Program dependent upon our financial performance and Board approval. In January 2024, for the fifth consecutive year, we awarded all active, regular Ally employees with 100 restricted stock units, up to a maximum grant date value of $5,000, and subject to a 3-year cliff vesting schedule, in recognition of our notable accomplishments and to support a founder's mentality. This benefit provides shared equity to our employees and to further encourage the mindset of an owner, we also maintain an employee stock purchase plan that provides employees with the opportunity to purchase Ally stock at a discount.

Supporting and valuing all our employees is central to our culture. We offer flexible health insurance options including dental and vision for our employees, as well as a pre-tax health savings account with employer contributions. We expanded eligibility to employees with an annual base salary of less than $70,000 to receive additional employer contributions offsetting the cost of health insurance. Additionally, we provide access to virtual care options for certain healthcare needs and reimburse for certain eligible transportation and lodging expenses when in-network covered care is not available within 100 miles of a member's home address. We provide life and disability benefits and manage a wellness program encouraging healthy living with financial rewards. In 2023, we further expanded mental health benefits for our employees, their dependents, and immediate household members. This additional benefit will provide up to 16 free counseling sessions for each individual, regardless of their participation in our medical plans, to help address on-going community concerns over affordability and access to mental health care and build resiliency among our employee population. Since its launch, over 2,600 employees have registered with the provider.

Diversity, Equity, and Inclusion

A component of our culture is our commitment to diversity, equity, and inclusion. We believe the best ideas come from a collective mixture of different voices and perspectives. We are an equal opportunity employer, and we strive for an inclusive work environment where all backgrounds, experiences, interests, viewpoints, and skills are respected, appreciated, and encouraged. We are focused on diverse representation and retention in the workforce—including different genders, races, nationalities, sexual orientations, socio-economic status, and other identities—across all levels of the organization. Fostering these diverse perspectives is important and reflects the beliefs and actions that are the backbone of our culture.

We have a deliberate focus on DE&I with an intentional emphasis on inclusion, which expands beyond traditional definitions of diversity. Notably, our company-wide employee engagement survey score for belonging is five points above the financial services industry benchmark and within the top 10% of all global companies, as measured by our third-party provider. The importance of DE&I starts at the top with our CEO and Board, who consistently stress the value in leveraging our differences.

Our DE&I Council provides executive leadership on DE&I and promotes belonging at Ally and in our communities. A subset of our commitment to DE&I is a Financial and Social Inclusion Framework that is built upon four pillars: Employees, Community, Customers, and Suppliers.

- Employees: We aspire to create a diverse workforce that is truly reflective of the communities in which we live and work.

- Community: We continue to create opportunities for economic mobility in the communities where we work and live, especially for our Black, Hispanic, and Latino neighbors, who often face disproportionate challenges.

- Customers: We help enable financial and social inclusion through our culture of customer obsession, by developing education and solutions to support and strengthen economic mobility for all.

- Suppliers: We are intentional about collaborating and working with a diverse group of minority and women-owned business enterprises.

These four pillars are championed by our employees, which empowers us to advance DE&I efforts in meaningful ways beyond Ally. Additionally, these efforts are further supported by our Chief Diversity Officer, and 16 full-time employees designated to advance DE&I within Ally. While our Financial and Social Inclusion Framework is focused on addressing the wealth gap, specifically in Black, Hispanic, and Latino communities, the four pillars are reflective of our DE&I efforts more broadly as further discussed below.

Employees

We take deliberate steps to weave DE&I through all our human capital efforts: from pipelining candidates, onboarding, all the way through the employee lifecycle. With this approach, we have been able to build on our LEAD culture to celebrate the differences that our

employees bring to the workplace. In 2023, we expanded our implementation of unconscious bias mitigation and awareness training to help leaders and team members across the organization understand the impacts of unconscious bias on our decision-making processes. Every employee has a specific culture-related performance objective, which includes a strong focus on DE&I. Additionally, for all executive leaders, annual performance objectives and reviews include a specific focus on representation and diversity trends within the workforce. The importance of DE&I is consistently reinforced by executive leadership through town hall meetings, employee communications, and active participation in and sponsorship of our ERGs. We believe a diverse and inclusive workforce makes us stronger, as well as more agile, innovative, and adaptable. We believe it benefits our various stakeholders culturally, operationally, and financially.

We maintain eight ERGs sponsored by members of Ally's Executive Council and chaired by leaders from multiple levels of management across Ally. These ERGs consist of: Aliados, Asian/Middle Eastern, Black/African American, Diverse Abilities, Generational, Pride, Veteran, and Women ALLYs. Membership in our ERGs is voluntary and open to all employees, whether they identify with the ERG or view themselves as an ally to the group. As we celebrated the sixth anniversary of ERGs in 2023, employee participation grew to 59% of our workforce belonging to at least one ERG as of December 31, 2023, as compared to more than 50% as of December 31, 2022. Our ERGs may offer employees a sense of belonging, enhanced networking, and opportunities to learn and grow. Through dedicated focus months, each ERG has delivered cultural education and awareness that expands understanding and collaboration throughout the organization. Through volunteerism, fundraising, and supporting nonprofits and community organizations, our ERGs are committed to giving back to the communities where we live and work. Beyond our ERGs, our Technology Organization also launched two diversity-focused groups that explore the obstacles to inclusivity that exist specifically within the technology industry. These two groups were Women in Technology (WiT) and Black, Hispanic and Latino in Technology (BHLiT) and, like our ERGs, are open to all employees. Our objective across all the groups is to foster a workplace environment where all employees have a sense of belonging and know their opinions count.

Our commitment to inclusion emphasizes representation, transparency, accountability, and action for our employees. As of December 31, 2023, our gender representation is approximately 51% men and 49% women. We increased or maintained representation of women and people of color in our manager and above roles, and redesigned programs to create more opportunities for individuals new to their roles in the company.

The following table presents our employee representation of women, and Black or African American, Latino or Hispanic, or Asian individuals as a percentage of all employees.

	2023 (a) (b)				2022 (a) (b)			
December 31,	**Women**	**Black or African American**	**Latino or Hispanic**	**Asian**	Women	Black or African American	Latino or Hispanic	Asian
Associate	**73 %**	**48 %**	**13 %**	**3 %**	73 %	50 %	11 %	3 %
Analyst	**48**	**19**	**9**	**9**	47	19	9	9
Manager/Director	**36**	**8**	**4**	**15**	35	8	4	15
Executive	**28**	**4**	**3**	**4**	26	3	3	3
All employees	**49**	**21**	**8**	**10**	49	22	8	9

(a) Figures in the table are based upon information self-reported by our employees as of December 31, 2023, and 2022.
(b) Includes U.S. and Canadian employees, and classifies our field/sales/customer service employees as either a Manager/Director or Analyst depending on job responsibilities.

We believe equal access to earning potential is essential in attracting, retaining, and inspiring top talent. Our external hiring practices are based on market rates for roles, experience, and performance. To the same end, we do not and have not requested salary history from candidates since 2017, and we regularly benchmark our compensation against other companies, both within and outside our industry. Pay rates for all positions are routinely reviewed, supporting equitable pay across the organization. Our internal minimum hourly wage for our U.S. employees is currently $23. Beginning January 1, 2023, in concurrence with laws in multiple municipalities in which we operate, we began proactively including pay ranges in job postings nationwide.

Since 2022, we have observed Juneteenth as a paid holiday for U.S. employees to commemorate the emancipation of millions of people from slavery and our Canadian employees observed National Day for Truth and Reconciliation as a paid holiday to honor the Native children, survivors, families, and communities affected by residential schools.

Community

Our approach to community is inclusive and integrates our employees across the organization. We help our employees develop their own skills while serving our communities with their time and talent. We offer our employees eight paid hours per year to volunteer in their communities. Employees can donate to eligible nonprofit organizations by credit, debit, or payroll deductions, and Ally provides a dollar-for-dollar match up to $1,000 per eligible employee, per calendar year. In 2023, our employees volunteered over 60,000 hours, a record for us. During 2023, we also matched our employees' donations of time and dollars resulting in approximately $1.9 million for our communities. Both of these milestones reflect our culture of giving back.

Our philanthropic approach is primarily based on a framework of economic mobility. We support programs that provide opportunities to individuals and families in low- and moderate-income communities with a focus on three areas: affordable housing, financial literacy, and

workforce development. We solely funded the Ally Charitable Foundation, a non-consolidated entity, which has approximately $82 million in assets as of December 31, 2023, to drive positive and lasting impacts in our communities. The Ally Charitable Foundation is governed by six senior Ally employees who meet quarterly to approve certain grants, monitor our investments, and provide strategic guidance. In 2023, the Ally Charitable Foundation approved its first Mission Related Investment of $3 million to preserve existing affordable housing in Charlotte, North Carolina. The investment not only addresses housing insecurity, but integrates financial and digital education, STEM learning, health care and more. The Ally Charitable Foundation also approved its first Program Related Investments totaling $4 million to support small businesses and affordable housing in Charlotte, North Carolina. In Detroit, Michigan, the Ally Charitable Foundation granted $1.5 million to address workforce development and supplier diversity, and in coordination with Local Initiatives Support Corporation of Detroit, funding will be delivered over three years to several nonprofit organizations.

One of our largest and most powerful initiatives is Moguls in the Making, an annual competition that fosters opportunities for students from historically black colleges and universities. The annual program was launched in 2019 in collaboration with the Thurgood Marshall College Fund and the Sean Anderson Foundation. In 2023, we sponsored the fifth Moguls in the Making competition, with 60 students, who brought innovative and impactful solutions to economic mobility challenges. Since the program's inception, we have offered internships to 45 students, which have often led to permanent job placements within Ally or the broader financial-services industry.

Our financial education approach is focused on providing content and programs to advance economic mobility for individuals and families. We leverage our team members and community partners to teach critical financial skills to assist those that we serve toward their financial goals.

Our work in the communities is woven throughout our culture. We originated, as defined in our CRA strategic plan approved by the FRB, approximately $1.3 billion and $1.1 billion in loans and investments that primarily benefit low- and moderate-income individuals and communities as part of our CRA program during the years ended December 31, 2023, and 2022, respectively. In 2023, we further executed on our ongoing commitment of expanding access to capital for Black, Hispanic, and Latino communities by deploying $71 million in loans and investments specifically to minority- and women-led organizations. These loans and investments are instrumental in providing the financial foundation required to help develop and create more opportunities for the next generation of successful Black, Hispanic, and Latino entrepreneurs, investors, affordable housing developers, and community leaders. We also provided over $1.6 million in grants to 65 non-profit organizations, including $391,000 to 18 organizations that are either minority-led or supported initiatives targeting primarily Black, Hispanic, or Latino individuals. Additionally, Ally Bank received consecutive "Outstanding" CRA ratings in our last three reviews.

Customers

The diversity of our employees is a key component of our success as an organization as it allows us to have a workforce that is representative of customers we serve. In June 2021, we announced the elimination of all overdraft fees across our retail deposit products for all customers. This change is an example of our "Do It Right" commitment for all customers, including those that may be financially vulnerable. In January 2022, we announced Ally CoverDraft service, which provides a no fee overdraft allowance to our qualifying customers on debit transactions subject to a certain amount.

Suppliers

Our Supplier Diversity program focuses on diversity and inclusion amongst our supplier population. The program includes a proactive business strategy encouraging the use of diverse suppliers defined as those owned by U.S.-based minorities, women, LGBTQ+, veterans and those with disabilities, and small or disadvantaged businesses defined by local, state, or federal classifications. We monitor and report expenditure with diverse suppliers in two tiers: first-tier expenditure is our direct expenditure with diverse suppliers, and second-tier expenditure is indirect expenditure associated with our prime suppliers that are utilizing minority, women, LGBTQ+, veteran, disability-owned, and small or disadvantaged businesses to help support us.

Since the program's inception, we have created operational processes to include diverse suppliers in our bidding and contracting opportunities. This has resulted in an increase in both first-tier and second-tier diverse supplier expenditures. In 2023, we directed approximately $176 million of first-tier diversity expenditures to certified Minority and Women-Owned Business Enterprises and Small Businesses, surpassing first-tier diverse expenditures in 2022 by $41 million. Approximately 50% of our largest suppliers, in terms of dollars spent, participated in second-tier expenditure reporting during the year ended December 31, 2023. As a result, these suppliers have allowed us to capture our second-tier diverse supplier expenditures, which provides a more holistic view of our economic impact within our communities. In all instances, regardless of diversity status, we seek to award procurement contracts to the suppliers who demonstrate they are the optimum partner for such business opportunities based on a combination of decision factors including but not limited to total cost of ownership, compliance with applicable third-party risk, legal and regulatory requirements, ability to meet or exceed our operational and functional requirements and robustness of service quality commitments.

Our dedicated Supplier Diversity team assists our business lines and procurement teams in identifying a mix of certified diverse suppliers with the proper credentials and capabilities to adhere to our third-party risk, operational, commercial, legal and performance standards. As part of our initial supplier due diligence process, our Supplier Diversity and procurement teams partner to research qualified diverse suppliers capable of meeting our standards in Request for Proposal events. This allows us to integrate consideration of diverse business enterprises in third-party purchasing opportunities. Our comprehensive sourcing network pairs our needs with the business strengths of a diverse mix of large and small suppliers, who then may participate in our bidding and selection processes.

In 2023, we joined the Sustainable Purchasing Leadership Council, a global community of purchasers, suppliers, advocates, and experts dedicated to driving positive impact through the power of procurement. This membership has enabled access to key resources, partnerships and capacity building tools as we take steps to advance a Supply Chain Sustainability Program. We also initiated a relationship with an independent sustainability assessment provider to begin evaluating the sustainability performance of certain third parties within our supply chain.

In February 2023, we hosted more than 50 diverse-owned businesses at our Ally Charlotte Center office for the 3rd annual Supplier Diversity Symposium. The day featured interactive sessions and a fireside chat with our CEO to increase access, create connections, and explore opportunities to expand relationships with diverse suppliers. In addition to our annual Supplier Symposium, we also hosted quarterly diverse supplier spotlight events as part of our ongoing commitment to supplier diversity. These events engaged diverse suppliers through interactive mock sales pitches and provided immediate coaching and feedback. As a result of this access, many of the participating diverse suppliers went on to connect with our supply chain department and business line executives to explore potential opportunities to work with us. Additionally, in July 2023 we celebrated Ally's Supplier Diversity Month. Established in July 2022, the month-long celebration features events for diverse businesses and highlights the accomplishments of employees, companies and industry professionals who have contributed to advancing inclusion for all suppliers.

Recognition

As a reflection of our collective efforts across each of these pillars to build an inclusive culture, we were recognized by several organizations in 2023. In 2023, Ally was named to Fortune's 100 Best Places to Work for, and we improved on Forbes America's Best Large Employers which ranked us 13th out of 500 large employers. Additionally, we were recognized as a Seramount 100 Best Company for our parent-friendly culture, with noted acknowledgment for our mental health support, and were again included in People's 2023 Companies That Care list. We were named No. 12 on Newsweek's Most Loved Workplace list and ranked second in financial services.

In 2023, we made the Forbes' lists as a best place to work for diversity, new grads, women and veterans. We also were named to Diversity Inc.'s Top 50 companies for diversity list for a third consecutive year, and as a best place to work for disability inclusion by the following organizations: American Association of People with Disabilities, and Disability:IN. Finally, Newsweek named us one of America's Greatest Workplaces 2023 for Diversity.

In 2023, Ally's Supplier Diversity Program was recognized as a "Top Corporation" by the Greater Women's Business Council for the second consecutive year and received Disability:IN's Top Corporation for Disability-Owned Business Award. Our Senior Director for Supplier Diversity & Sustainability was also honored as the 2023 Advocate of the Year by the Greater Women's Business Council.

Oversight and Governance

Our collective human capital approach is further strengthened through the identification, prioritization, mitigation, and monitoring of human-capital risks in alignment with our enterprise risk management framework, which allows us to maintain a well-controlled operational environment aligned with our risk culture. Enterprise policies, standards and processes are reviewed at least once per year and are subject to routine control assessment and effectiveness testing. Transparency in risk reporting—through issue management, quarterly business reviews, risk committees, and audits—supports appropriate governance and oversight for human capital measures and processes. Our priority is to maintain the safety and soundness of Ally, our culture, and our workforce.

The Compensation, Nominating, and Governance Committee of the Board is responsible for the oversight of our human capital management. This Committee and Ally's Executive Council biannually review organizational health metrics and progress toward cultural priorities including our DE&I efforts and engagement efforts. Annually, the Board reviews and approves Ally's Code of Conduct and Ethics, which is the framework for our culture including how employees must conduct themselves. This is required to be attested to by all employees on an annual basis. Additionally, at least quarterly, our Chief Diversity Officer conducts a diversity council session with senior leaders.

The management of our human capital resources is a core responsibility of our leaders across the organization. Leaders recognize the importance of attracting, engaging, and retaining talented employees at all levels. Human capital risk appetite limits, comprising voluntary turnover and succession planning, are tracked and communicated as appropriate. Other human capital risk mitigation activities include:

- Active monitoring of evolving employee legislation, market competition, industry trends and wages, overall benefits structure, engagement surveys, and exit surveys.

- Strategic talent assessment and planning routines focused on promoting internal mobility, diverse representation, and professional growth.

- Succession planning processes to facilitate business continuity.

The HR leadership team reports to Ally's Chief HR Officer and includes our Chief Diversity Officer, Chief Ethics Officer, and other direct reports that work with our leaders to identify human capital metrics designed to promote and sustain the health of our organization.

Other Developments

In October 2023, our CEO announced his intent to retire in January 2024 after nine years in the role and nearly 15 years of service with Ally. Our Board immediately initiated a search with an executive recruitment firm. In January 2024, we announced an interim CEO, Doug Timmerman, who has been with Ally for over 30 years.

Additional Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K (and amendments to these reports) are available on our internet website, free of charge, as soon as reasonably practicable after the reports are electronically filed with or furnished to the SEC. These reports are available at www.ally.com/about/investor/sec-filings/. These reports can also be found on the SEC website at www.sec.gov.

Item 1A.   Risk Factors

We face many risks and uncertainties, any one or more of which could have a material adverse effect on our business, results of operations, financial condition (including capital and liquidity), or prospects or the value of or return on an investment in Ally. We describe certain of these risks and uncertainties in this section, although we may be adversely affected by other risks or uncertainties that are not presently known to us, that we have failed to appreciate, or that we currently consider immaterial. These risk factors should be read in conjunction with the *Regulation and Supervision* section in Part I, Item 1 of this report, the MD&A in Part II, Item 7 of this report, and the Consolidated Financial Statements and notes thereto. This Annual Report on Form 10-K is qualified in its entirety by these risk factors.

Risks Related to Regulation and Supervision

The regulatory and supervisory environment in which we operate could have an adverse effect on our business, financial condition, results of operations, and prospects.

We are subject to extensive regulatory frameworks and to direct supervision and periodic examinations by various governmental agencies and industry SROs that are charged with overseeing the kinds of business activities in which we engage. This regulatory and supervisory oversight is designed to protect public and private interests—such as macroeconomic policy objectives, financial-market stability and liquidity, and the confidence and security of depositors generally—that may not always be aligned with those of our stockholders or non-deposit creditors. At any given time, we are involved in a number of legal and regulatory proceedings and governmental and regulatory examinations, investigations, and other inquiries. Refer to the risk factor below titled *We are or may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect our business or financial results.*

While the scope, intensity, and focus of governmental oversight can vary from time to time, we expect a highly demanding environment for the foreseeable future. In recent years, regulatory and other governmental agencies have taken a host of actions that create more challenging and volatile financial and operating conditions for financial-services companies, including through formal rulemakings that change the law or interpretations of the law, supervisory expectations and public statements that are designed to informally compel changes in industry practices, and more aggressive approaches to enforcement that are accompanied by increasingly severe penalties. These actions are comprehensive in their coverage, such as rulemakings on climate-related disclosures, cybersecurity risk governance (including incident disclosure), CRA reform, credit-card fees (such as the CFPB's proposed rule to cap late fees), and personal-financial-data rights as well as guidance and statements on mergers and acquisitions, regulatory capital, resolution planning, automotive financing and insurance, fees for financial services, and UDAAP. Further, following the failures of three large banks in 2023, banking regulators have proposed changes, or indicated the potential for changes, regarding the regulation and supervision of banking organizations, in particular those, such as Ally, with $100 billion or more in assets. The introduction of new or more stringent regulatory requirements, as well as heightened supervisory expectations, could require Ally to maintain additional capital or liquidity or incur significant expenses. Governmental oversight of this kind may increase our operating costs or reduce our revenues, limit the types of financial services and products we may offer, alter the investments we may make, affect the manner in which we conduct our business and operations, increase our litigation and regulatory costs, and enhance the ability of others to offer more competitive financial services and products. We continue to devote substantial time and resources to risk management, compliance, regulatory-change management, and cybersecurity and other technology initiatives, each of which—whether successful or not—also may adversely affect our ability to operate profitably or to pursue advantageous business opportunities.

Ally has elected to be treated as an FHC, which permits us to engage in a number of financial and related activities—including securities, advisory, insurance, and merchant-banking activities—beyond the business of banking. Ally and Ally Bank are subject to ongoing requirements for Ally to qualify as an FHC. If a BHC or any of its insured depository institutions is found not to be well capitalized or well managed, as defined under applicable law, the BHC can be restricted from engaging in the broader range of financial and related activities permitted for FHCs, including the ability to acquire companies engaged in those activities, and can be required to discontinue these activities or even divest any of its insured depository institutions. In addition, if an insured-depository-institution subsidiary of a BHC fails to achieve a satisfactory or better rating under the CRA, the ability of the BHC to expand its financial and related activities or make acquisitions could be restricted.

In connection with their continuous supervision and examinations of us, the FRB, the UDFI, the CFPB, the SEC, FINRA, the NYDFS, or other regulatory agencies may explicitly or implicitly require changes in our business or operations. Such a requirement may be judicially enforceable or impractical for us to contest, and if we are unable to comply with the requirement in a timely and effective manner, we could become subject to formal or informal enforcement and other supervisory actions, including memoranda of understanding, written agreements, cease-and-desist orders, and prompt-corrective-action or safety-and-soundness directives. The financial-services industry continues to face scrutiny from supervisory authorities in the examination process, including through an increasing use of horizontal reviews from a broader industry perspective as well as strict enforcement of laws at federal, state, and local levels—particularly in connection with business and other practices that may harm or appear to harm consumers and compliance with anti-money-laundering, sanctions, and related laws. Because of the regulatory and supervisory framework, financial institutions often are less inclined to litigate with governmental authorities. In general, the amounts paid by financial institutions in settling proceedings or investigations and the severity of other terms of regulatory settlements are likely to remain elevated. In some cases, governmental authorities have required criminal pleas or other extraordinary terms, including admissions of wrongdoing and the imposition of monitors, as part of settlements. Supervisory actions could entail significant restrictions on our existing business, our ability to develop new business or make acquisitions, our flexibility in conducting operations, and our ability to pay dividends or utilize capital. Enforcement and other supervisory actions also can result in the imposition of civil monetary penalties or injunctions, related litigation by private plaintiffs, damage to our reputation, and a loss of customer or investor confidence, and a prior enforcement action may also increase the risk that regulators and governmental authorities pursue formal enforcement actions in connection

with the resolution of an inquiry or investigation, even if unrelated to the prior enforcement action. We could be required as well to dispose of specified assets and liabilities within a prescribed period of time. As a result, any enforcement or other supervisory action could have an adverse effect on our business, financial condition, results of operations, and prospects.

Our regulatory and supervisory environments—whether at federal, state, or local levels—are not static. No assurance can be given that applicable statutes, regulations, and other laws will not be amended or construed differently, that new laws will not be adopted, that any of these laws will not be enforced more aggressively, or that applicable laws, or the interpretation or enforcement thereof, may overlap, diverge or conflict across jurisdictions. Changes in the regulatory and supervisory environments could adversely affect us in substantial and unpredictable ways, including by limiting the types of financial services and products we may offer, enhancing the ability of others to offer more competitive financial services and products, and restricting our ability to make acquisitions or pursue other profitable opportunities. Further, our noncompliance with applicable laws—whether as a result of changes in interpretation or enforcement, system or human errors, or otherwise and, in some cases, regardless of whether noncompliance was inadvertent—could result in the suspension or revocation of licenses or registrations that we need to operate and in the initiation of enforcement and other supervisory actions or private litigation.

Our ability to execute our business strategy for Ally Bank may be adversely affected by regulatory constraints.

Much of our business and operations is conducted by Ally Bank, which is a direct bank with no branch network, and a primary component of our business strategy is its continued growth. This growth includes expanding our consumer and commercial lending and increasing our deposit customers and balances while optimizing our cost of funds. If regulatory agencies raise concerns about any aspect of our business strategy for Ally Bank or the way in which we implement it, we may be obliged to limit or even reverse the growth of Ally Bank or otherwise alter our strategy, which could have an adverse effect on our business, financial condition, results of operations, or prospects. In addition, if we are compelled to retain or shift any of our business activities in or to nonbank affiliates, our funding costs for those activities—such as unsecured funding in the capital markets—could be more expensive than our cost of funds at Ally Bank.

We are subject to stress tests, capital and liquidity planning, and other enhanced prudential standards, which impose significant restrictions and costly requirements on our business and operations.

We are currently subject to enhanced prudential standards that have been established by the FRB. Under the Tailoring Rules, Ally is a Category IV firm and, as such, is generally subject to supervisory stress testing on a two-year cycle and is required to submit an annual capital plan to the FRB.

The FRB may require us to revise and resubmit our capital plan in specified circumstances, including if the FRB determines that our capital plan is incomplete, our capital plan or internal capital adequacy process contains material weaknesses, or there has been, or will likely be, a material change in our risk profile (including a material change in our business strategy or any risk exposure), financial condition, or corporate structure. While a resubmission is pending, without prior approval of the FRB, we would generally be prohibited from paying dividends, repurchasing our common stock, or making other capital distributions.

Depending on the circumstances, to satisfy the FRB in its review of our capital plan, we may be required to further cease or limit capital distributions or to issue capital instruments that could be dilutive to stockholders. The FRB also may prevent us from maintaining or expanding lending or other business activities. Any of these developments, including the mere fact of being required by the FRB to revise or resubmit our capital plan and especially if unique to us or a group of firms like us, may damage our reputation and result in a loss of customer or investor confidence.

Further, we may be required to raise capital if we are at risk of failing to satisfy our minimum regulatory capital ratios or related supervisory requirements, whether due to inadequate operating results that erode capital, future growth that outpaces the accumulation of capital through earnings, changes in regulatory capital standards, changes in accounting standards that affect capital (such as CECL), or otherwise. In addition, we may elect to raise capital for strategic reasons even when we are not required to do so. Our ability to raise capital on favorable terms or at all will depend on general economic and market conditions, which are outside of our control, and on our operating and financial performance. Accordingly, we cannot be assured of being able to raise capital when needed or on favorable terms. An inability to raise capital when needed and on favorable terms could damage the performance and value of our business, prompt supervisory actions and private litigation, harm our reputation, and cause a loss of customer or investor confidence, and if the condition were to persist for any appreciable period of time, our viability as a going concern could be threatened. Even if we are able to raise capital but do so by issuing common stock or convertible securities, the ownership interest of our existing stockholders could be diluted, and the market price of our common stock could decline.

The enhanced prudential standards also require Ally, as a Category IV firm, to conduct quarterly liquidity stress tests, to maintain a buffer of unencumbered highly liquid assets to meet projected net stressed cash outflows over a 30-day planning horizon, to adopt a contingency funding plan that would address liquidity needs during various stress events, and to implement specified liquidity risk management and corporate governance measures. These enhanced liquidity standards could constrain our ability to originate or invest in longer-term or less liquid assets or to take advantage of other profitable opportunities and, therefore, may adversely affect our business, results of operations, and prospects.

Our ability to rely on deposits as a part of our funding strategy may be limited.

Ally Bank is a key part of our funding strategy, and we place great reliance on deposits at Ally Bank as a source of funding. Competition for deposits and deposit customers, however, is intense. Further, recent increases in short-term interest rates have resulted in, and are expected to continue to result in, more intense competition in deposit pricing and with respect to non-deposit financial products. Ally Bank does not have a branch network but, instead, obtains its deposits through online and other digital channels, from other business lines including customers of Ally Invest, and through deposit brokers. Brokered deposits may be more price sensitive than other types of deposits and may become less available if alternative investments offer higher returns. Our brokered deposits totaled $11.0 billion at December 31, 2023, which represented 7.1% of total deposit liabilities. In addition, our ability to maintain, grow, or favorably price deposits may be constrained by our focus on online and mobile banking, gaps in our product and service offerings, changes in consumer trends, our smaller scale relative to other financial institutions, competition from fintech companies and emerging financial-services providers, any failures or deterioration in our customer service, or any loss of confidence in our brand or our business. Our level and cost of deposits also could be adversely affected by regulatory or supervisory restrictions, including any applicable prior approval requirements or limits on our offered rates or brokered deposit growth, and by changes in monetary or fiscal policies that influence deposit or other interest rates. Perceptions of our existing and future financial strength or the financial strength of the financial-services industry generally, rates or returns offered by other financial institutions or third parties, and other competitive factors beyond our control, including returns on alternative investments, will also impact the size and cost of our deposit base. For example, Ally Bank could be subject to sudden withdrawals of deposits, including as a result of negative media coverage, which may be spread through social media, regarding us or the financial services industry generally. Online and mobile banking have made it easier for customers to withdraw their deposits or transfer funds to other accounts with short notice. This may make retaining deposits during periods of stress more difficult. In addition, depositors of certain types of deposits, such as uninsured or uncollateralized deposits, may be more likely to withdraw their deposits or do so more quickly. Any such withdrawals could result in higher funding costs for us as we lose a lower cost source of funding, and significant unanticipated withdrawals could materially and adversely affect our liquidity, financial condition, and results of operations. Approximately 93% of total deposits at Ally Bank, excluding affiliate and intercompany deposits, were FDIC-insured as of December 31, 2023.

Requirements under U.S. Basel III that increased the quality and quantity of regulatory capital and future revisions to the Basel III framework or requirements related to long-term debt may adversely affect our business and financial results.

Ally and Ally Bank are subject to U.S. Basel III. U.S. Basel III subjects Ally and Ally Bank to minimum risk-based capital ratios (including the dynamic stress capital buffer requirement applicable to Ally and the static capital conservation buffer requirement applicable to Ally Bank). Failure to satisfy these regulatory capital requirements would result in restrictions on our ability to make capital distributions, including dividend payments and stock repurchases and redemptions, and to pay discretionary bonuses to executive officers.

If Ally or Ally Bank were to fail to satisfy its regulatory capital requirements, significant regulatory sanctions could result, such as a bar on capital distributions, limitations on acquisitions and new activities, restrictions on our acceptance of brokered deposits, a loss of our status as an FHC, or informal or formal enforcement and other supervisory actions. Such a failure also could irrevocably damage our reputation, prompt a loss of customer and investor confidence, prompt private litigation, and even lead to our resolution or receivership. Any of these consequences could have an adverse effect on our business, results of operations, financial condition, or prospects.

In December 2017, the Basel Committee approved revisions to the global Basel III capital framework (commonly known as the Basel III endgame or as Basel IV), and on July 27, 2023, the FRB and FDIC issued a proposed rule to implement the Basel Committee's 2017 standards and make other changes to regulatory capital rules for banking organizations with total consolidated assets of $100 billion or more. Further, on August 29, 2023, the FRB and the FDIC issued a proposed rule that would require Category II through Category IV BHCs and IDIs with $100 billion or more in consolidated assets (as well as their IDI affiliates) to maintain minimum amounts of eligible long-term debt (generally, debt that is unsecured, has a maturity greater than one year from issuance and satisfies additional criteria). The long-term debt proposal, if adopted, would require Ally to maintain more long-term debt than it does currently, which would adversely affect interest expense, net interest income, and net interest margin.

Our business and financial results could be adversely affected by the political environment and governmental fiscal and monetary policies.

A fractious or volatile political environment in the United States, including any related social unrest, could negatively impact business and market conditions, economic growth, financial stability, and business, consumer, investor, and regulatory sentiments, any one or more of which in turn could cause our business and financial results to suffer. In addition, disruptions in the foreign relations of the United States could adversely affect the automotive and other industries on which our business depends and our tax positions and other dealings in foreign countries. We also could be negatively impacted by political scrutiny of the financial-services industry in general or our business or operations in particular, whether or not warranted, and by an environment where criticizing financial-services providers or their activities is politically advantageous.

Our business and financial results are also significantly affected by the fiscal and monetary policies of the U.S. government and its agencies. We are particularly affected by the monetary policies of the FRB, which regulates the supply of money and credit in the United States in pursuit of maximum employment, stable prices, and moderate long-term interest rates. The FRB and its policies influence the availability and demand for loans and deposits, the rates and other terms for loans and deposits, the conditions in equity, fixed-income, currency, and other markets, and the value of securities and other financial instruments. Refer to the risk factor below, titled *The levels of or*

changes in interest rates could affect our results of operations and financial condition, for more information on how the FRB affects interest rates. These policies and related governmental actions could adversely affect every facet of our business and operations—for example, the new and used vehicle financing market, the creditworthiness of our customers, the cost of our deposits and other interest-bearing liabilities, and the yield on our earning assets.

Additionally, changes to tax policies could have a significant impact on our results of operations and financial condition. For example, in August 2022, the Inflation Reduction Act was signed into law in the United States and, in part, imposes a 15% corporate alternative minimum tax on certain large corporations, such as Ally, and a surcharge on stock repurchases. Tax and other fiscal policies, moreover, impact not only general economic and market conditions but also give rise to incentives or disincentives that affect how we and our customers prioritize objectives, deploy resources, and run households or operate businesses. Both the timing and the nature of any changes in monetary or fiscal policies, as well as their consequences for the economy and the markets in which we operate, are beyond our control and difficult to predict but could adversely affect us.

If our ability to receive distributions from subsidiaries is restricted, we may not be able to satisfy our obligations to counterparties or creditors, make dividend payments to stockholders, or repurchase our common stock.

Ally is a legal entity separate and distinct from its bank and nonbank subsidiaries and, in significant part, depends on dividend payments and other distributions from those subsidiaries to fund its obligations to counterparties and creditors, its dividend payments to stockholders, and its repurchases of common stock. Regulatory or other legal restrictions, deterioration in a subsidiary's performance, or investments in a subsidiary's own growth may limit the ability of the subsidiary to transfer funds freely to Ally. In particular, many of Ally's subsidiaries are subject to laws that authorize their supervisory agencies to block or reduce the flow of funds to Ally in certain situations. In addition, if any subsidiary were unable to remain viable as a going concern, Ally's right to participate in a distribution of assets would be subject to the prior claims of the subsidiary's creditors (including, in the case of Ally Bank, its depositors and the FDIC).

Legislative or regulatory initiatives on cybersecurity and data privacy could adversely impact our business and financial results.

Cybersecurity and data-privacy risks have received heightened legislative and regulatory attention. For example, in 2021 the U.S. banking agencies adopted a final rule requiring us to notify the FRB within 36 hours of any significant computer security incident and have proposed enhanced cyber risk management standards applicable to us and our service providers that would address cyber risk governance and management, management of internal and external dependencies, and incident response, cyber resilience, and situational awareness. In addition, rulemakings by the SEC and the CFPB have commenced to further regulate cybersecurity risk governance (including incident disclosure) and personal-financial-data rights, respectively. Several states and their governmental agencies, such as the NYDFS, also have adopted or proposed cybersecurity and data-privacy laws. Privacy laws in the State of California, for example, require regulated entities to establish measures to identify, manage, secure, track, produce, and delete personal information.

Legislation and regulations on cybersecurity and data privacy may compel us to enhance or modify our systems and infrastructure, invest in new systems and infrastructure, change our service providers, augment our scenario and vulnerability testing, or alter our business practices or our policies on security, data governance, and privacy. If any of these outcomes were to occur, the complexity and costs of our operations could increase significantly. In addition, if governmental authorities were to conclude that we or our service providers had not adequately implemented laws on cybersecurity and data privacy or had not otherwise met related supervisory expectations, we could be subject to enforcement and other supervisory actions, related litigation by private plaintiffs, reputational damage, or a loss of customer or investor confidence.

Our business and financial results may be negatively affected by governmental responses to climate change and related environmental issues.

Governments and policymakers at the federal, state and international levels are increasingly focused on climate change and related environmental, social and governance issues, and the potential for climate-related risks to impact the safety and soundness of large financial institutions. For example, in 2021, President Biden issued an Executive Order on Climate-Related Financial Risks, which in part directed the U.S. Treasury Secretary to work with other members of the Financial Stability Oversight Council to consider a number of actions. More recently, in 2023, the FRB conducted a pilot climate scenario analysis exercise involving six of the nation's largest banks designed to enhance the ability of supervisors and firms to measure and manage climate-related financial risks. The results of this exercise may result in future changes to the FRB's supervisory activities and expectations with respect to Ally. Further, several states in which Ally operates, such as California, have enacted or proposed statutes or regulations addressing climate change and other ESG issues. As a result of these and similar future developments at the federal, state and international levels, we may become subject to different and potentially conflicting requirements and expectations in the various jurisdictions in which we operate. Further, it is possible that government responses to actual or perceived changes in climate and related environmental risks, including expectations regarding the purpose of climate scenario analysis, may occur more rapidly than we (or third parties on whom we rely for certain climate- or other sustainability-related information or services) are able to adapt. Our ability to comply with these requirements and expectations, including responses to any inquiry or investigation from a regulatory agency, could have a material adverse effect on our operations, reputation and our financial results.

How governments act to address climate and related environmental risks, as well as associated changes in the behavior and preferences of businesses and consumers, could have an adverse effect on our business and financial results. For example, physical and transition risks associated with climate change could affect households, communities, businesses, and governments, which could impede business activity, affect household incomes, and alter the value of assets and liabilities. These risks may be propagated through the economy and financial

system, and as a result, the financial sector may experience credit and market risks associated with loss of income, defaults and changes in the values of assets, liquidity risks associated with changing demand for liquidity, operational risks associated with disruptions to infrastructure or other channels, or legal risks. For example, we may change or cease some of our business or operational practices or incur additional capital, compliance, and other costs because of climate- or environmental-driven changes in applicable law or supervisory expectations or due to related political, social, market, or similar pressure.

Risks Related to Our Business

Weak or deteriorating economic conditions, failures in underwriting, changes in underwriting standards, financial or systemic shocks, or continued growth in our nonprime or used vehicle financing business could increase our credit risk, which could adversely affect our business and financial results.

Our business is centered around lending and banking with an emphasis on our digital platform, and a significant percentage of our assets are composed of loans, operating leases, and securities. As a result, in the ordinary course of business, credit risk is one of our most significant risks.

Our business and financial results depend significantly on household, business, economic, and market conditions. When those conditions are weak or deteriorating, we could simultaneously experience reduced demand for credit and increased delinquencies or defaults, including in the loans that we have securitized and in which we retain a residual interest. These kinds of conditions also could dampen the demand for products and services in our insurance, banking, brokerage, advisory, and other businesses. Increased delinquencies or defaults could also result from our failing to appropriately underwrite loans and operating leases that we originate or purchase or from our adopting—for strategic, competitive, or other reasons—more liberal underwriting standards. If delinquencies or defaults on our loans and operating leases increase, their value and the income derived from them could be adversely affected, and we could incur increased administrative and other costs in seeking a recovery on claims and any collateral. If unfavorable conditions are negatively affecting used vehicle or other collateral values at the same time, the amount and timing of recoveries could suffer as well. Weak or deteriorating economic conditions also may negatively impact the market value and liquidity of our investment securities, and we may be required to record additional impairment charges that adversely affect earnings if debt securities suffer a decline in value that is considered other-than-temporary. There can be no assurance that our forecasts of economic conditions, our assessments and monitoring of credit risk, and our efforts to mitigate credit risk through risk-based pricing, appropriate underwriting and investment policies, loss-mitigation strategies, and diversification are, or will be, sufficient to prevent an adverse impact to our business and financial results. For example, early loss performance in our consumer automotive lending portfolio is trending higher compared to expectations at the time of origination for loans originated in 2022, and more specifically the second half of 2022. In addition, because of CECL, our financial results may be negatively affected as soon as weak or deteriorating economic conditions are forecasted and alter our expectations for credit losses. A financial or systemic shock and a failure of a significant counterparty or a significant group of counterparties could negatively impact us as well, possibly to a severe degree, due to our role as a financial intermediary and the interconnectedness of the financial system.

We continue to have exposure to nonprime consumer automotive financing and used vehicle financing. We define nonprime consumer automotive loans primarily as those loans with a FICO® Score (or an equivalent score) at origination of less than 620. Customers that finance used vehicles tend to have lower FICO® Scores as compared to new vehicle customers, and defaults resulting from vehicle breakdowns are more likely to occur with used vehicles as compared to new vehicles that are financed. The carrying value of our nonprime consumer automotive loans before allowance for loan losses was $8.7 billion, or approximately 10.3% of our total consumer automotive loans at December 31, 2023, as compared to $8.8 billion, or approximately 10.6% of our total consumer automotive loans at December 31, 2022. At December 31, 2023, and 2022, $258 million and $302 million, respectively, of nonprime consumer automotive loans were considered nonperforming as they had been placed on nonaccrual status in accordance with our accounting policies. Refer to the Nonaccrual Loans section of Note 1 to the Consolidated Financial Statements for additional information. Additionally, the carrying value of our consumer automotive used vehicle loans before allowance for loan losses was $57.6 billion, or approximately 68.3% of our total consumer automotive loans at December 31, 2023, as compared to $55.7 billion, or approximately 67.0% of our total consumer automotive loans at December 31, 2022. If our exposure to nonprime consumer automotive loans or used vehicle financing continue to increase over time, our credit risk will increase to a possibly significant degree.

As part of the underwriting process, we rely heavily upon information supplied by applicants and other third parties, such as credit reporting agencies, automotive dealers and retailers (in the case of automotive consumer and commercial loans), and service providers (in the case of unsecured personal loans). If any of this information is intentionally or negligently misrepresented and the misrepresentation is not detected before completing the transaction, we may experience increased credit risk.

Our allowance for loan losses may not be adequate to cover actual losses, and we may be required to significantly increase our allowance, which may adversely affect our financial condition and results of operations.

On January 1, 2020, we adopted CECL to measure credit losses for financial assets measured at amortized cost, which includes the vast majority of our finance receivables and loan portfolio. Under CECL, the allowance is established to reserve for management's best estimate of expected lifetime losses inherent in our finance receivables and loan portfolio. CECL substantially increased our allowance for loan losses with a resulting negative day-one adjustment to equity on January 1, 2020.

Regulatory agencies periodically review our allowance for loan losses, as well as our methodology and models used for calculating our allowance for loan losses, and from time to time may insist on an increase in the allowance for loan losses or the recognition of additional

loan charge-offs based on judgments different than those of management. If these differences in judgment are considerable, our allowance could meaningfully increase and result in a sizable decrease in our net income and capital.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current and future credit risks using existing quantitative and qualitative information, all of which may change substantially over time. Changes in economic conditions affecting borrowers, revisions to accounting rules and related guidance, new qualitative or quantitative information about existing loans, identification of additional problem loans, changes in the size or composition of our finance receivables and loan portfolio, changes to our models or loss estimation techniques including consideration of forecasted economic assumptions, and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. For example, increases in factors such as unemployment, or inflation, or decreases in GDP, real personal income, used vehicle values, or home values, beyond what is reflected in our models, could result in an increased inability for consumers to pay their loans, and may result in an increase in the allowance for loan losses. Additionally, our shift to a full credit spectrum consumer automotive finance portfolio over the past several years has resulted in additional increases in our allowance for loan losses, and could result in additional increases in the future. Any increase in the allowance in future periods may adversely affect our financial condition or results of operations. Refer to the risk factor below, titled *Our business and operations make extensive use of models, and we could be adversely affected if our design, implementation, or use of models is flawed*, for more information on how risks associated with our use of models could affect our allowance for loan losses.

We have dealer-centric automotive finance and insurance businesses, and a change in the key role of dealers within the automotive industry or our ability to maintain or build relationships with them could have an adverse effect on our business, results of operations, financial condition, or prospects.

Our Dealer Financial Services business, which includes our Automotive Finance and Insurance segments, depends on the continuation of the key role of dealers within the automotive industry, the maintenance of our existing relationships with dealers, and our creation of new relationships with dealers. Refer to the section titled *Our Business* in the MD&A that follows.

A number of trends are affecting the automotive industry and the role of dealers within it. These include challenges to the dealer's role as intermediary between manufacturers and purchasers, shifting financial and other pressures exerted by manufacturers on dealers, the rise of vehicle sharing and ride hailing, the development of autonomous and alternative-energy vehicles, the impact of demographic shifts on attitudes and behaviors toward vehicle ownership and use, changing consumer and regulatory expectations around the vehicle buying experience, adjustments in the geographic distribution of new and used vehicle sales, and advancements in communications technology. While it is not currently clear how and how quickly these trends may develop, any one or more of them could adversely affect the key role of dealers and their business models, profitability, and viability, and if this were to occur, our dealer-centric automotive finance and insurance businesses could suffer as well.

Our share of commercial wholesale financing remains at risk of decreasing in the future as a result of intense competition and other factors. The number of dealers with whom we have wholesale relationships decreased approximately 5% as of December 31, 2023, compared to December 31, 2022. If we are not able to maintain existing relationships with significant automotive dealers or if we are not able to develop new relationships for any reason—including if we are not able to provide services on a timely basis, offer products and services that meet the needs of the dealers, compete successfully with the products and services of our competitors, or effectively counter the influence that captive automotive finance companies have in the marketplace or the exclusivity privileges that some competitors have with automotive manufacturers—our wholesale funding volumes, and the number of dealers with whom we have retail funding relationships, could decline in the future. If this were to occur, our business, results of operations, financial condition, or prospects could be adversely affected.

GM and Stellantis dealers and their retail customers continue to constitute a significant portion of our customer base, which creates concentration risk for us.

While we continue to diversify our automotive finance and insurance businesses and to expand into other financial services, GM and Stellantis dealers and their retail customers still constitute a significant portion of our customer base. In 2023, 28% of our new vehicle dealer inventory financing and 23% of our consumer automotive financing volume were transacted for GM dealers and customers, and 53% of our new vehicle dealer inventory financing and 20% of our consumer automotive financing volume were transacted for Stellantis dealers and customers. In 2022, 31% of our new vehicle dealer inventory financing and 22% of our consumer automotive financing volume were transacted for GM-franchised dealers and customers, and 55% of our new vehicle dealer inventory financing and 22% of our consumer automotive financing volume were transacted for Stellantis dealers and customers. A significant adverse change in GM's or Stellantis' business—including, for example, in the production or sale of GM or Stellantis vehicles, the quality or resale value of GM or Stellantis vehicles, GM's or Stellantis' relationships with its key suppliers, or the rate or volume of recalls of GM or Stellantis vehicles—could negatively impact our GM and Stellantis dealer and retail customer bases and the value of collateral securing our extensions of credit to them. Any future reductions in GM and Stellantis business that we are not able to offset could adversely affect our business and financial results. Refer to Note 29 to the Consolidated Financial Statements for additional information.

Our business and financial results are dependent upon overall U.S. automotive industry sales volume.

Our automotive finance and insurance businesses can be impacted by the sales volume for new and used vehicles. Vehicle sales are impacted, in turn, by several economic and market conditions, including employment levels, household income and savings, interest rates, credit availability, inventory levels, customer preferences, and fuel costs. For example, new vehicle sales decreased dramatically during the economic crisis that began in 2007–2008 and did not rebound significantly until 2012 and 2013. A meaningful rise in inflation during 2021

and through 2022 prompted the FRB to sharply increase the federal funds rate during 2022 and 2023. The current level and trajectory of borrowing costs has adversely affect demand for new and used vehicles and could continue to do so in the future. Any future declines in new or used vehicle sales could have an adverse effect on our business and financial results.

Vehicle loans and operating leases make up a significant part of our earning assets, and our business and financial results could suffer if used vehicle prices are low or volatile or decrease in the future beyond our expectation.

During the year ended December 31, 2023, approximately 58% of our average earning assets were composed of vehicle loans or operating leases and related residual securitization interests. If we experience higher losses on the sale of repossessed vehicles or lower or more volatile residual values for off-lease vehicles, our business or financial results could be adversely affected.

General economic conditions, the supply of off-lease and other vehicles to be sold, the levels of demand for vehicle ownership and use, relative market prices for new and used vehicles, perceived vehicle quality, the shift from gasoline to electric vehicles, overall vehicle prices, the vehicle disposition channel, volatility in gasoline or diesel fuel prices, levels of household income and savings, interest rates, and other factors outside of our control heavily influence used vehicle prices. Consumer confidence levels and the strength of automotive manufacturers, dealers, and retailers can also influence the used vehicle market. For example, during the economic crisis that began in 2007–2008, sharp declines in used vehicle demand and sale prices adversely affected our remarketing proceeds and financial results.

Our expectation of the residual value of a vehicle subject to an automotive operating lease contract is a critical element used to determine the amount of the operating lease payments under the contract at the time the customer enters into it. As a result, to the extent that the actual residual value of the vehicle—as reflected in the sale proceeds received upon remarketing at lease termination—is less than the expected residual value for the vehicle at lease inception, we will incur additional depreciation expense and lower profit on the operating lease transaction than our priced expectations. Our expectation of used vehicle values is also a factor in determining our pricing of new loan and operating lease originations. In stressed economic environments, residual-value risk may be even more volatile than credit risk. To the extent that used vehicle prices are significantly lower than our expectations, our profit on vehicle loans and operating leases could be substantially less than our expectations, even more so if our estimate of loss frequency is underestimated as well. In addition, we could be adversely affected if we fail to efficiently process and effectively market off-lease vehicles and repossessed vehicles and, as a consequence, incur higher-than-expected disposal costs or lower-than-expected proceeds from the vehicle sales.

The levels of or changes in interest rates could affect our results of operations and financial condition.

We are highly dependent on net interest income, which is the difference between interest income on earning assets (such as loans and investments) and interest expense on deposits and borrowings. Net interest income is significantly affected by market rates of interest, which in turn are influenced by monetary and fiscal policies, general economic and market conditions (including high or increasing levels of inflation), the political and regulatory environments, business and consumer sentiment, competitive pressures, and expectations about the future (including future changes in interest rates). We may be adversely affected by policies, laws, and events that have the effect of flattening or inverting the yield curve (that is, the difference between long-term and short-term interest rates), depressing the interest rates associated with our earning assets to levels near the rates associated with our interest expense, increasing the volatility of market rates of interest (including the rate of change), or changing the spreads among different interest rate indices. As of December 31, 2023, we view the balance sheet as being modestly asset-sensitive in the near-term to changes in interest rates, as we expect the assumed repricing of our floating-rate assets and pay-fixed swaps to modestly outpace the assumed repricing of our liabilities, primarily retail deposits. Within a 12-month horizon, we expect the balance sheet to revert to liability sensitive.

The levels of or changes in interest rates could adversely affect us beyond our net interest income, including by increasing the cost or decreasing the availability of deposits or other variable-rate funding instruments, reducing the return on or demand for loans or increasing the prepayment speed of loans, increasing customer or counterparty delinquencies or defaults, negatively impacting our ability to remarket off-lease and repossessed vehicles, and reducing the value of our loans, retained interests in securitizations, and fixed-income securities in our investment portfolio and the efficacy of our hedging strategies. For example, recent increases in interest rates have resulted in, and could in the future further result in, unrealized losses in our investment securities portfolio, which are recognized in accumulated other comprehensive loss within the Consolidated Balance Sheet. We recognize the accumulated change in estimated fair value of these fixed-income securities in net income when we realize a gain or loss upon the sale of the security.

The level of and changes in market rates of interest—and, as a result, these risks and uncertainties—are beyond our control. The dynamics among these risks and uncertainties are also challenging to assess and manage. For example, while an accommodative monetary policy may benefit us to some degree by spurring economic activity among our customers, such a policy may ultimately cause us more harm by inhibiting our ability to grow or sustain net interest income. A rising interest rate environment can pose different challenges, such as potentially slowing the demand for credit, increasing delinquencies and defaults, and reducing the values of our loans and fixed-income securities. Market volatility in interest rates, including the rate of change, can create particularly difficult conditions. Following a prolonged period in which the federal funds rate was stable or decreasing, the FRB increased this benchmark rate on a number of occasions during 2017 and 2018 and began to end its quantitative-easing program and reduce the size of its balance sheet. During 2019, however, the FRB reversed course and reduced the federal funds rate several times and, in March 2020, reduced the target range for the federal funds rate to zero to 0.25 percent. A meaningful rise in inflation during 2021 and through 2022 prompted the FRB to sharply increase the federal funds rate more than expected. The federal funds target range reached 5.25–5.50% in 2023. However, FRB officials have signaled that decreases are likely for

2024 and the markets expect a decrease of more than one percentage point by the end of 2024, based on the implied forward curve. Refer to the section titled *Market Risk* in the MD&A that follows and Note 21 to the Consolidated Financial Statements.

We rely extensively on third-party service providers in delivering products and services to our customers and otherwise conducting our business and operations, and their failure to perform to our standards or other issues of concern with them could adversely affect our reputation, business, and financial results.

We seek to distinguish ourselves as a customer-centric company that delivers passionate customer service and innovative financial solutions and that is relentlessly focused on "Doing it Right." Third-party service providers, however, are key to much of our business and operations, including online and mobile banking, mortgage finance, credit cards, brokerage, customer service, and operating systems and infrastructure. While we have implemented a supplier-risk-management program and can exert varying degrees of influence over our service providers, we do not control them, their actions, or their businesses. Our contracts with service providers, moreover, may not require or sufficiently incent them to perform at levels and in ways that we would choose to act on our own. Despite our supplier-risk-management program, service providers have not always met our requirements and expectations, and no assurance can be provided that in the future they will perform to our standards, adequately represent our brand, comply with applicable law, appropriately manage their own risks (including cybersecurity), remain financially or operationally viable, abide by their contractual obligations, or continue to provide us with the services that we require. In such a circumstance, our ability to deliver products and services to customers, to satisfy customer expectations, and to otherwise successfully conduct our business and operations have been and, in the future, could be adversely affected. In addition, we may need to incur substantial expenses to address issues of concern with a service provider, and if the issues cannot be acceptably resolved, we may not be able to timely or effectively replace the service provider due to contractual restrictions, the unavailability of acceptable alternative providers, or other reasons. Further, regardless of how much we can influence our service providers, issues of concern with them could result in supervisory actions and private litigation against us and could harm our reputation, business, and financial results.

We are or may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect our business or financial results.

As a financial-services company, we are regularly involved in pending or threatened legal proceedings and other matters and are or may be subject to potential liability in connection with them. These legal matters may be formal or informal and include litigation and arbitration with one or more identified claimants, certified or purported class actions with yet-to-be-identified claimants, and regulatory or other governmental information-gathering requests, examinations, investigations, and enforcement proceedings. Our legal matters exist in varying stages of adjudication, arbitration, negotiation, or investigation and span our business lines and operations. Claims may be based in law or equity—such as those arising under contracts or in tort and those involving banking, consumer-protection, securities, tax, employment, and other laws—and some can present novel legal theories and allege substantial or indeterminate damages. In addition, our income tax positions have been and could continue to be challenged by taxing authorities, and any adverse results could materially impact our business, results of operations, and financial condition.

The course and outcome of legal matters are inherently unpredictable. This is especially so when a matter is still in its early stages, the damages sought are indeterminate or unsupported, significant facts are unclear or disputed, novel questions of law or other meaningful legal uncertainties exist, a request to certify a proceeding as a class action is outstanding or granted, multiple parties are named, or regulatory or other governmental entities are involved. Other contingent exposures and their ultimate resolution are similarly unpredictable for reasons that can vary based on the circumstances. As a result, we often are unable to determine how or when threatened or pending legal matters and other contingent exposures will be resolved and what losses may be incrementally and ultimately incurred. Actual losses may be higher or lower than any amounts accrued or estimated for those matters and other exposures, possibly to a significant degree. Refer to Note 29 to the Consolidated Financial Statements. In addition, while we maintain insurance policies to mitigate the cost of litigation and other proceedings, these policies have deductibles, limits, and exclusions that may diminish their value or efficacy. Substantial legal claims, even if not meritorious, could have a detrimental impact on our business, results of operations, and financial condition and could cause us reputational harm.

Our inability to attract, retain, or motivate qualified employees could adversely affect our business or financial results.

Skilled employees are our most important resource, and competition for talented people is intense. Even though compensation and benefits expense is among our highest costs, we may not be able to locate and hire the best people, keep them with us, or properly motivate them to perform at a high level. This risk may be exacerbated due to some of our competitors having significantly greater scale, financial and operational resources, and brand recognition. While we strive to mitigate human-capital risks, our senior executives and other key leaders have deep and broad industry experience and would be difficult to replace without some degree of disruption. For example, in October 2023 our former CEO provided notice of his intent to retire, and the search for a permanent replacement remains ongoing. In addition, our former General Counsel provided his notice of resignation and left the company in December 2023 and our current President of Consumer and Commercial Banking has provided notice of her intent to retire effective July 1, 2024. As a result of these departures, we may face disruption in our business as we seek to identify and transition permanent successors into these roles. In addition, we may experience competition in retaining employees based on remote or other flexible work arrangements, and our ability to attract or retain qualified employees may be adversely affected if our work arrangements are perceived as less favorable than those of our competitors. Continued scrutiny of compensation practices, especially in the financial services industry, has made this competition for talent only more difficult. In addition, many parts of our business are particularly dependent on key personnel, and retaining talented people in certain areas, has been challenging. Further, growth in our businesses, through acquisitions or otherwise, will further increase our need for skilled employees. If we were to lose

and find ourselves unable to replace these personnel or other skilled employees or if the competition for talent were to drive our compensation costs to unsustainable levels, our management of operational and other risks could suffer, and our business and financial results could be negatively impacted.

Our ability to successfully make acquisitions or complete divestitures is subject to significant risks, including the risk that governmental authorities will not provide the requisite approvals, the risk that integrating acquisitions may be more difficult, costly, or time consuming than expected, and the risk that the value of acquisitions may be less than anticipated.

We may from time to time seek to acquire other financial-services companies or businesses or divest an existing business. These acquisitions or divestitures may be subject to regulatory approval, and no assurance can be provided that we will be able to obtain that approval in a timely manner or at all or that approval may not be subject to burdensome conditions. This risk has become more pronounced in recent years as several governmental officials have expressed skepticism about the value of further consolidation in the financial-services industry. Even when we are able to obtain regulatory approval, the failure of other closing conditions to be satisfied or waived could delay the completion of an acquisition or divestiture for a significant period of time or prevent it from occurring altogether. Any failure or delay in closing an acquisition or divestiture could adversely affect our reputation, business, and performance. In addition, divestitures can negatively impact our financial results and we may not be able to complete a divestiture on terms favorable to us.

Acquisitions involve numerous risks and uncertainties, including inaccurate financial and operational assumptions, incomplete or failed due diligence, lower-than-expected performance, higher-than-expected costs, difficulties related to integration, diversion of management's attention from other business activities, adverse market or other reactions, changes in relationships with customers or counterparties, the potential loss of key personnel, and the possibility of litigation and other disputes. An acquisition also could be dilutive to our existing stockholders if we were to issue common stock to fully or partially pay or fund the purchase price. We, moreover, may not be successful in identifying appropriate acquisition candidates, integrating acquired companies or businesses, or realizing expected value from acquisitions. There is significant competition for valuable acquisition targets, and we may not be able to acquire other companies or businesses on attractive terms. No assurance can be given that we will pursue future acquisitions, and our ability to grow and successfully compete may be impaired if we choose not to pursue or are unable to successfully make acquisitions.

Our business requires substantial capital and liquidity, and a disruption in our funding sources or access to the capital markets may have an adverse effect on our liquidity, capital positions, and financial condition.

Liquidity is the ability to fund increases in assets and meet obligations as they come due, all without incurring unacceptable losses. Banks are especially vulnerable to liquidity risk because of their role in the maturity transformation of demand or short-term deposits into longer-term loans or other extensions of credit. We, like other financial services companies, rely to a significant extent on external sources of funding (such as deposits and borrowings) for the liquidity needed to conduct our business and operations. A number of factors beyond our control, however, could have a detrimental impact on the availability or cost of that funding and thus on our liquidity. These include market disruptions, changes in our credit ratings or the sentiment of our investors, the state of the regulatory environment and monetary and fiscal policies, competitive dynamics, reputational damage, the confidence of depositors in us or the financial-services industry generally, financial or systemic shocks, and significant counterparty failures. For example, in August 2023, the U.S. banking agencies issued a proposed rule that would require Category II, III, and IV firms, their large consolidated banks, and other institutions to issue and maintain minimum amounts of long-term debt that is most readily able to absorb losses in a resolution proceeding. Due to the current structure and amount of debt instruments issued by Ally and Ally Bank, this proposal would significantly affect us. Refer to Note 20 to the Consolidated Financial Statements for further discussion. Weak business or operational performance, unexpected declines or limits on dividends or other distributions from our subsidiaries, and other failures to execute our strategic plan also could adversely affect Ally's liquidity position.

We have significant maturities of unsecured debt each year. While we have reduced our reliance on unsecured funding as our deposits have grown to 88% of our total funding profile as of December 31, 2023, it remains an important component of our capital structure and financing plans. At December 31, 2023, approximately $1.5 billion in principal amount of total outstanding consolidated unsecured debt is scheduled to mature in 2024, and approximately $2.5 billion and $149 million is scheduled to mature in 2025 and 2026, respectively. We also utilize secured funding. At December 31, 2023, approximately $2.9 billion in principal amount of total outstanding consolidated secured long-term debt is scheduled to mature in 2024, approximately $1.9 billion is scheduled to mature in 2025, and approximately $1.7 billion is scheduled to mature in 2026. Furthermore, at December 31, 2023, approximately $43.5 billion in certificates of deposit at Ally Bank are scheduled to mature in 2024, which is not included in the amounts provided above. Additional funding, whether through deposits or borrowings, will be required to fund a substantial portion of the debt maturities over these periods, and we may not be able to obtain such additional funding at interest rates or on other terms as favorable as the interest rates and other terms on the maturing debt.

At times we may rely on our ability to borrow from other financial institutions, and bank facilities are generally up for renewal on a yearly basis. Any weakness in market conditions, tightening of credit availability, or other events referenced earlier in this risk factor could have a negative effect on our ability to refinance any existing facilities and could increase the costs of bank funding. Ally and Ally Bank also continue to access the securitization markets. While those markets have stabilized following the liquidity crisis that commenced in 2007–2008, there can be no assurances that these sources of liquidity will remain available to us.

Our policies and controls are designed to enable us to maintain adequate liquidity to conduct our business in the ordinary course even in a stressed environment. There is no guarantee, however, that our liquidity position will never become compromised or that our policies and controls will be effective in managing our liquidity risk. In such an event, we may be required to sell assets at a loss or reduce loan and

operating lease originations in order to continue operations. This could damage the performance and value of our business, prompt regulatory intervention and private litigation, harm our reputation, and cause a loss of customer and investor confidence, and if the condition were to persist for any appreciable period of time, our viability as a going concern could be threatened. Refer to the section titled *Liquidity Management, Funding, and Regulatory Capital* in the MD&A that follows and Note 20 to the Consolidated Financial Statements.

Our indebtedness and other obligations are significant and could adversely affect our business and financial results.

We have a significant amount of indebtedness apart from deposit liabilities. At December 31, 2023, we had approximately $18.3 billion in principal amount of indebtedness outstanding (including $7.1 billion in secured indebtedness). Interest expense on our indebtedness was equal to approximately 8% of our total financing revenue and other interest income for the year ended December 31, 2023. We also have the ability to create additional indebtedness.

If our debt service obligations increase, whether due to the increased cost of existing indebtedness or the incurrence of additional indebtedness, more of our cash flow from operations would need to be allocated to the payment of principal of, and interest on, our indebtedness, which would reduce the funds available for other purposes. Our indebtedness also could limit our ability to execute our strategic plan and withstand competitive pressures and could reduce our flexibility in responding to changing business and economic conditions. In addition, if we are unable to satisfy our indebtedness and other obligations in full and on time, our business, reputation, and value as a going concern could be profoundly and perhaps inexorably damaged.

Our non-deposit borrowing costs and access to the banking and capital markets could be negatively impacted if our credit ratings are downgraded or otherwise fail to meet investor expectations.

The cost and availability of our funding are meaningfully affected by our short- and long-term credit ratings. Each of Standard & Poor's Rating Services, Moody's Investors Service, Inc., Fitch, Inc., and Dominion Bond Rating Service rates some or all of our debt, and these ratings reflect the rating agency's opinion of our financial strength, operating performance, strategic position, and ability to meet our obligations. Agency ratings are not a recommendation to buy, sell, or hold any security and may be revised or withdrawn at any time. Each agency's rating should be evaluated independently of any other agency's rating.

In August 2023, citing macroeconomic trends impacting the banking industry, such as increased costs of funding and rapid tightening in monetary policy, Moody's downgraded the credit ratings of a number of banks. Additionally, Moody's downgraded the outlook of a number of banks, including Ally, where the outlook was lowered from Stable to Negative. Any future downgrades to our credit ratings or their failure to meet investor expectations may result in higher non-deposit borrowing costs, reduced access to the banking and capital markets, more restrictive terms and conditions being added to any new or replacement financing arrangements.

The markets for automotive financing, insurance, banking (including corporate finance, mortgage finance, and credit-card products), brokerage, and investment-advisory services are extremely competitive, and competitive pressures could adversely affect our business and financial results.

The markets for automotive financing, insurance, banking (including corporate finance, mortgage finance, and credit-card products), brokerage, and investment-advisory services are highly competitive, and we expect competitive pressures only to intensify in the future, especially in light of the regulatory and supervisory environments in which we operate, innovations that alter the barriers to entry, current and evolving economic and market conditions, changing customer preferences and consumer and business sentiment, and monetary and fiscal policies. In addition, the emergence, adoption, and evolution of new technologies that affect intermediation, including distributed ledgers such as digital assets and blockchain, as well as advances in robotic process automation or artificial intelligence could significantly affect the competition for financial services. Refer to the section above titled *Industry and Competition* in Part I, Item 1 of this report. Competitive pressures may drive us to take actions that we might otherwise eschew, such as lowering the interest rates or fees on loans, raising the interest rates on deposits, or adopting more liberal underwriting standards. These pressures also may accelerate actions that we might otherwise elect to defer, such as substantial investment in systems or infrastructure. Whatever the reason, actions that we take in response to competition may adversely affect our results of operations and financial condition. These consequences could be exacerbated if we are not successful in introducing new products and services, achieving market acceptance of our products and services, developing and maintaining a strong customer base, continuing to enhance our reputation, or prudently managing risks and expenses.

Challenging business, economic, or market conditions may adversely affect our business, results of operations, and financial condition.

Our businesses are driven by robust economic and market activity, monetary and fiscal stability, and positive investor, business, and consumer sentiment. A downturn in economic conditions, disruptions in the equity or debt markets, high unemployment or underemployment, depressed vehicle or housing prices, unsustainable debt levels, high inflation, high interest rates, unfavorable changes in interest rates, declines in household incomes or savings, deteriorating consumer or business sentiment, consumer or commercial bankruptcy filings, or declines in the strength of national or local economies could decrease demand for our products and services, increase the amount and rate of delinquencies and losses, raise our operating and other expenses, and negatively impact the returns on and the value of our loans, investment portfolio, and other assets. Further, if a significant and sustained increase in fuel prices or other adverse conditions were to lead to diminished new and used vehicle purchases or prices, our automotive finance and insurance businesses could suffer considerably. In addition, concerns about the pace of economic growth and uncertainty about fiscal and monetary policies can result in significant volatility in the financial markets and could impact our ability to obtain cost-effective funding. If any of these events were to occur or worsen, our business, results of operation, and financial condition could be adversely affected.

Geopolitical conditions, government shutdowns, military conflicts, acts or threats of terrorism, natural disasters, pandemics, and other conditions or events beyond our control could adversely affect us.

Geopolitical conditions, government shutdowns, military conflicts (including Russia's invasion of Ukraine and the conflicts in the Middle East), acts or threats of terrorism, natural disasters, pandemics (including the COVID-19 pandemic), and other conditions or events beyond our control may adversely affect our business, results of operations, financial condition, or prospects. For example, military conflicts, acts or threats of terrorism, and political, financial, or military actions taken in response could adversely affect general economic, business, or market conditions and, in turn, us, especially as an intermediary within the financial system. In addition, nation states engaged in warfare or other hostile actions may directly or indirectly use cyberattacks against financial systems and financial-services companies like us to exert pressure on one another or other countries with influence or interests at stake. We also could be negatively impacted if our key personnel, a significant number of our employees, or our systems or infrastructure were to become unavailable or damaged due to a pandemic, natural disaster, war, act of terrorism, accident, or similar cause. Furthermore, a shutdown of the United States government could adversely affect the economy and increase the risk of economic instability and market volatility, which could have an adverse impact on our business, financial condition, liquidity, and results of operations. These same risks and uncertainties arise too for the service providers and counterparties on whom we depend as well as their own third-party service providers and counterparties.

For example, the most notable impact of COVID-19 on our results of operations was a significant increase in our provision expense for credit losses during the year ended December 31, 2020. This was primarily driven by incremental reserves associated with a deterioration in macroeconomic conditions, such as unemployment, following the onset of the pandemic. In the case of Russia's invasion of Ukraine and the current conflicts in the Middle East, security risks as well as increases in fuel and other commodity costs, supply-chain disruptions, and associated inflationary pressures have impacted our business the most. These conditions and events and others like them are highly complex and inherently uncertain, and their effect on our business, results of operations, financial condition, and prospects in the future cannot be reliably predicted.

Our hedging strategies may not be successful in mitigating our interest rate, foreign exchange, and market risks, which could adversely affect our financial results.

We employ various hedging strategies to mitigate the interest rate, foreign exchange, and market risks inherent in many of our assets and liabilities. Our hedging strategies rely considerably on assumptions and projections regarding our assets and liabilities as well as general market factors. If any of these assumptions or projections prove to be incorrect or our hedges do not adequately mitigate the impact of changes in interest rates, foreign exchange rates, and other market factors, we may experience volatility in our earnings that could adversely affect our profitability and financial condition. In addition, we may not be able to find market participants that are willing to act as our hedging counterparties on acceptable terms or at all, which could have an adverse effect on the success of our hedging strategies. Our hedging strategies are not designed to eliminate all interest rate, foreign exchange, and market risks, and we were adversely impacted from rising interest rates in 2022 and 2023. Refer to the risk factors titled *The levels of or changes in interest rates could affect our results of operations and financial condition* and *Significant fluctuations in the valuation of investment securities or market prices could negatively affect our financial results*.

We use estimates and assumptions in determining the value or amount of many of our assets and liabilities. If our estimates or assumptions prove to be incorrect, our cash flow, profitability, financial condition, and prospects could be adversely affected.

We use estimates and assumptions in determining the fair value of many of our assets, including retained interests from securitizations, loans held for sale, and other investments that do not have an established market value or are not publicly traded. We also use estimates and assumptions in determining the residual values of our operating lease assets. In addition, we use estimates and assumptions in determining our allowance for loan losses, reserves for legal matters, insurance losses, and loss adjustment expenses (which represent the accumulation of estimates for both reported losses and those incurred, but not reported, including claims adjustment expenses relating to direct insurance and assumed reinsurance agreements). Refer to the section titled *Critical Accounting Estimates* in the MD&A that follows. Our assumptions and estimates may be inaccurate for many reasons. For example, they often involve matters that are inherently difficult to predict and that are beyond our control (such as macroeconomic conditions and their impact on automotive dealers and retailers, and consumers) and often involve complex interactions between a number of dependent and independent variables, factors, and other assumptions. Assumptions and estimates are also far more difficult during periods when markets are dislocated or illiquid and when comparable historical data is lacking, such as during the COVID-19 pandemic and the subsequent recovery. As a result, our actual experience may differ substantially from these estimates and assumptions. A meaningful difference between our estimates and assumptions and our actual experience may adversely affect our cash flow, profitability, financial condition, and prospects and may increase the volatility of our financial results. In addition, several different judgments associated with assumptions or estimates could be reasonable under the circumstances and yet result in significantly different results being reported.

Significant fluctuations in the valuation of investment securities or market prices could negatively affect our financial results.

Market prices for investment securities, nonmarketable equity investments, and other financial assets are subject to considerable fluctuation. Fluctuations may result, for example, from perceived changes in the value of the asset, the relative price of alternative investments, the usual volume of trading in the asset, shifts in investor sentiment, geopolitical events, actual or expected changes in monetary or fiscal policies, and general market conditions, such as inflation. Due to these kinds of fluctuations, the amount that we realize in the subsequent sale of an investment may significantly differ from the last reported value and could negatively affect our financial results. For

example, because nonmarketable equity investments are not readily salable in capital markets, their values are particularly susceptible to extreme volatility. For example, in 2022 we recorded a net loss on nonmarketable equity investments of $132 million primarily related to downward adjustments, driven by an impairment in our investment in the parent of BMC (BMC Holdco). Additionally, negative fluctuations in the value of available-for-sale investment securities could result in unrealized losses recorded in equity. For example, in 2022 we recorded $4.0 billion of net unrealized losses on our available-for-sale securities within accumulated other comprehensive loss. During 2023, we transferred securities from available-for-sale to held-to-maturity, which reduced our exposure to fluctuations in accumulated other comprehensive loss. As of December 31, 2023, the unrealized losses on our available-for-sale and held-to-maturity investment securities within other comprehensive loss was $3.1 billion and $682 million, respectively. Refer to Note 8 to the Consolidated Financial Statements for additional information on the transfer of available-for-sale securities to held-to-maturity. Refer to the risk factor above, titled *The levels of or changes in interest rates could affect our results of operations and financial condition* for more information on risks associated with increases in interest rates.

Changes in accounting standards could adversely affect our reported revenues, expenses, profitability, and financial condition.

Our financial statements are subject to the application of U.S. GAAP, which are periodically revised or expanded. The application of U.S. GAAP is also subject to varying interpretations over time. Accordingly, we are required to adopt new or revised accounting standards or comply with revised interpretations that are issued from time to time by various parties, including accounting standard setters and those who interpret the standards, such as the FASB, the SEC, banking agencies, and our independent registered public accounting firm. Those changes are beyond our control but could adversely affect our revenues, expenses, profitability, or financial condition. For example, the adoption of CECL effective January 1, 2020, resulted in a significant increase to our allowance for loan losses in 2020. Refer to Note 1 to the Consolidated Financial Statements for financial accounting standards issued by the FASB, but not yet adopted by the Company.

The financial system is highly interrelated, and the failure of even a single financial institution or other participant in the financial system could adversely affect us.

The financial system is highly interrelated, including as a result of lending, trading, clearing, counterparty, and other relationships. We have exposure to and routinely execute transactions with a wide variety of financial institutions, including brokers, dealers, commercial banks, and investment banks. The financial system includes other substantial participants as well, including exchanges, central counterparties, government-sponsored enterprises, insurance companies, private-equity funds, hedge funds, family offices, mutual funds, and money-market funds. If any of these institutions or participants were to become or perceived to be unstable, were to fail in meeting its obligations in full and on time, or were to enter bankruptcy, conservatorship, or receivership, the consequences could ripple throughout the financial system and may adversely affect our business, results of operations, financial condition, or prospects. For example, on November 16, 2023, the FDIC finalized a rule that imposes a special assessment to recover the costs to the DIF resulting from the FDIC's use, in March 2023, of the systemic risk exception to the least-cost resolution test under the FDI Act in connection with the receiverships of SVB and Signature. Because of interrelationships within the financial system, this could occur even if the institution or participant itself were not systemically important or perceived to play a meaningful role in the stable functioning of the financial markets.

Adverse economic conditions or changes in laws in the states where we have loan or operating lease concentrations may negatively affect our business and financial results.

We are exposed to portfolio concentrations in some states, including California, Texas, and Florida. Factors adversely affecting the economies and applicable laws in these states, including public policies that have the effect of drawing financial-services companies into contentious political or social issues, could have an adverse effect on our business, results of operations, and financial condition.

Negative publicity outside of our control, or our failure to successfully manage issues arising from our conduct or in connection with the financial services industry generally, could damage our reputation and adversely affect our business or financial results.

The performance and value of our business could be negatively impacted by any reputational harm that we may suffer, especially as an intermediary within the financial system. This harm could arise from negative publicity outside of our control or our failure to adequately address issues arising from our conduct or in connection with the financial services industry generally. Risks to our reputation could arise in any number of contexts—for example, stricter regulatory or supervisory environments, cyber incidents and other security breaches, inabilities to meet customer expectations, political controversies and social trends involving financial-services, mergers and acquisitions, lending or banking practices, actual or perceived conflicts of interest, failures to prevent money laundering, inappropriate conduct by employees, inadequate corporate governance, and any similar issues affecting our service providers.

Our failure to maintain appropriate ESG practices, oversight, and disclosures could result in reputational harm, a loss of customer and investor confidence, and adverse business and financial results.

Governments, investors, customers, and the general public are increasingly focused on ESG practices, oversight, and disclosures. For us and others in the financial-services industry, this focus extends to the practices and disclosures of the customers, counterparties, and service providers with whom we choose to do business. For example, while we have a smaller carbon footprint as a digital financial services company, the majority of our business and operations are connected to the automotive industry. Views about ESG are diverse, dynamic, and rapidly changing, with a number of competing constituencies. If our ESG practices, oversight, and disclosures were perceived to be inadequate or inappropriate by governmental officials, supervisory authorities, investors, customers, or other constituencies with the ability to affect our business and financial results, we could suffer reputational damage, a loss of customer and investor confidence, and adverse effects on our results of operations and prospects.

Climate change could adversely affect our business, operations, and reputation.

Climate change and the management of climate and related environmental risks is inherently complex. The dynamic nature of climate-related and environmental issues, as well as related science, standards, technology and methodologies, create challenges in evaluating and measuring potential impacts of climate-related physical and transition risks, particularly those that occur over long time horizons. Climate change and the transition to a less carbon-dependent economy may adversely affect our business, results of operations, financial condition, or prospects due to our concentration in automotive finance and insurance or for entirely different reasons that we cannot yet foresee. For example, we could experience a decline in the demand for and value of used gasoline-powered vehicles that secure our loans to dealers, retailers, and consumers or that we remarket. These physical and transition risks also may have a negative impact on the business, operations, or financial condition of customers, counterparties, and service providers on whom we rely. In addition, climate change may impact the broader economy, including through changes to the production, allocation, and use of energy and disruptions to supply chains. If our strategic or tactical responses to these physical and transition risks are or are perceived to be ineffective or insufficient, we could be subject to enforcement and other supervisory actions, reputational damage, a loss of customer or investor confidence, difficulty retaining or attracting talented employees, or other harm. Refer to the risk factor above, titled *Our business and financial results may be negatively affected by governmental responses to climate change and related environmental issues* for more information on risks associated with governmental responses to climate change. If our actual or perceived action or inaction in response to these physical and transition risks are, or are perceived to be, ineffective or insufficient, or if we participate in, or decide not to participate in, certain industries or activities perceived to be associated with causing or exacerbating climate change, we could be subject to enforcement and other supervisory or government actions, reputational damage, a loss of customer or investor confidence, difficulty retaining or attracting talented employees, or other harm.

Risks Related to Our Operations

We face a wide array of security risks that could result in business, reputational, financial, regulatory, and other harm to us.

Our operating systems and infrastructure, as well as those of our service providers or others on whom we rely, are subject to security risks that are rapidly evolving and increasing in scope, complexity, and frequency. This is due, in part, to the introduction of new technologies, the continued expansion of the use of internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions, and the increased sophistication and activities of hostile state-sponsored actors, organized crime, perpetrators of fraud, hackers, terrorists, and others. We, along with other financial institutions, our service providers, and others on whom we rely, have been and are expected to continue to be the target of cyberattacks, which could include computer viruses, malware, malicious or destructive code, social engineering (including phishing or spear phishing attacks), denial-of-service or denial-of-information attacks, ransomware, identity theft, access violations by employees or vendors, attacks on the personal email of employees, and ransom demands accompanied by threats to expose security vulnerabilities. Risks relating to cyberattacks on our service providers and other third parties, including supply-chain attacks affecting our software and information-technology providers, have been rising as such attacks become increasingly frequent and severe. The development of new technologies, as well as the utilization of decentralized technology infrastructures (such as our increased utilization of cloud computing) and software-defined networks, could expose us to additional cybersecurity risks. Further, the use of artificial intelligence by cybercriminals may increase the frequency and severity of cybersecurity attacks against us or our service providers and others on whom we rely. We, our service providers, and others on whom we rely are also exposed to more traditional security threats to physical facilities and personnel.

These security risks could result in business, reputational, financial, regulatory, and other harm to us, which could be particularly pronounced due to our being a digital financial-services company with a meaningful dependence on service providers. For example, if sensitive, confidential, or proprietary data or other information about us or our customers, employees, or third parties were improperly disclosed, accessed, or destroyed because of a security breach, we could experience severe business or operational disruptions, reputational damage, contractual claims, supervisory actions, or litigation by private plaintiffs. As a digital financial-services company and a direct bank with no branch network, we may face heightened pressure to resolve security breaches more expeditiously to prevent or mitigate a loss of depositor or customer confidence, and if we were to fail to do so, our viability as a going concern could be threatened. As threats inevitably evolve, we expect to continue experiencing increased scrutiny of our security frameworks and protocols by supervisory authorities and others and to continue expending significant resources to enhance our defenses, to educate our employees, to monitor and support the defenses established by our service providers and others on whom we rely, and to investigate and remediate incidents and vulnerabilities as they arise or are identified. Even so, we may not be able to anticipate or implement effective preventive measures against all security breaches, especially because techniques change frequently, attacks can be launched with no warning from a wide variety of sources around the globe, and attackers often need few resources to extensively probe and exploit vulnerabilities over lengthy periods of time. A sophisticated breach, moreover, may not be identified until well after the attack has occurred and the damage has been caused.

We also could be adversely affected by security risks faced by others. For example, a cyberattack or other security breach affecting a service provider or another entity on whom we rely could negatively impact us and our ability to conduct business and operations just as much as a breach affecting us directly. Further, in such a circumstance, we may not receive timely notice of or sufficient information about the breach or be able to exert any meaningful control or influence over how and when the breach is addressed. In addition, a security threat affecting the business community, the markets, or parts of them may cycle or cascade through the financial system and harm us. The mere perception of a security breach involving us or any part of the financial services industry, whether or not true, also could damage our business, operations, or reputation.

Many if not all of these risks and uncertainties are some of our most significant and yet beyond our control. Refer to the section titled *Risk Management* in the MD&A that follows.

Our operating systems or infrastructure, as well as those of our service providers or others on whom we rely, could fail or be interrupted, which could disrupt our business and adversely affect our results of operations, financial condition, and prospects.

We rely heavily upon communications, data management, and other operating systems and infrastructure—including cloud-based services—to conduct our business and operations, which creates meaningful operational risk for us. For example, during 2021, there were a number of widely publicized cases of outages in connection with access to cloud service providers. Any failure of or interruption in these systems or infrastructure or those of our service providers or others on whom we rely—including as a result of inadequate or failed technology or processes, unplanned or unsuccessful updates to technology, sudden increases in transaction volume, human errors, fraud or other misconduct, deficiencies in the integration of acquisitions or the commencement of new businesses, energy or similar infrastructure outages, disruptions in communications networks or systems, natural disasters, catastrophic events, pandemics, acts of terrorism, political or social unrest, external or internal security breaches, acts of vandalism, cyberattacks such as computer viruses and malware, misplaced or lost data, or breakdowns in business continuity plans—could cause failures or delays in receiving applications for loans and operating leases, underwriting or processing loan or operating-lease applications, servicing loans and operating leases, accessing online accounts, processing transactions, executing brokerage orders, communicating with our customers, managing our investment portfolio, or otherwise conducting our business and operations. These adverse effects could be exacerbated if systems or infrastructure need to be taken offline or meaningfully repaired, if backup systems or infrastructure are not adequately redundant and effective for the conduct of our business and operations, or if technological or other solutions do not exist or are slow to be developed. Further, to the extent that the systems or infrastructure of service providers or others are involved, we may have little or no knowledge, control, or influence over how and when failures or delays are addressed. As a digital financial-services company with a meaningful dependence on service providers, we are susceptible to business, reputational, financial, regulatory, and other harm as a result of these risks.

In the ordinary course of our business, we collect, store, process, and transmit sensitive, confidential, or proprietary data and other information, including business information, intellectual property, and the personally identifiable information of customers and employees. The secure collection, storage, processing, and transmission of this information are critical to our business and reputation, and if any of this information were mishandled, misused, improperly accessed, altered, lost, or stolen or if related operations were disabled or otherwise disrupted, we could suffer significant business, reputational, financial, regulatory, and other damage.

Even when a failure of or interruption in operating systems or infrastructure is timely resolved, we may need to expend substantial resources in doing so, may be required to take actions that could adversely affect customer satisfaction or behavior, and may be exposed to reputational damage. We also could be exposed to contractual claims, supervisory actions, or litigation by private plaintiffs.

We are heavily reliant on technology, and a failure in effectively implementing technology initiatives, anticipating future technology needs or demands, or maintaining rights or interests in associated intellectual property could adversely affect our business or financial results.

As a digital financial-services company and a direct bank with no branch network, we significantly depend on technology to deliver our products and services and to otherwise conduct our business and operations. To remain technologically competitive and operationally efficient, we invest in system upgrades, new solutions, cloud-based services, and other technology initiatives. Many of these initiatives take a significant amount of time to develop and implement, are tied to critical systems, and require substantial financial, human, and other resources, and our utilization of artificial intelligence technologies could result in content or analyses that are inaccurate or deficient. Although we take steps to mitigate the risks and uncertainties associated with these initiatives, they are not always implemented on time, within budget, or without negative financial, operational, or customer impact and do not always perform as we or our customers expect, and no assurance can be provided that initiatives in the future will be or will do so. We also may not succeed in anticipating or keeping pace with future technology needs, the technology demands of customers, or the competitive landscape for technology. If we were to misstep in any of these areas, our business, financial results, or reputation could be negatively impacted. Our use of systems and other technologies also depends on rights or interests in the underlying intellectual property, which we or our service providers may own or license. If we or a service provider were alleged or found to be infringing on the intellectual-property rights of another person or entity, we could be liable for significant damages for past infringement, substantial fees for continued use, and deprivation of access for limited or extended periods of time without the practical availability of an alternative.

Our enterprise risk-management framework or independent risk-management function may not be effective in mitigating risk and loss.

We maintain an enterprise risk-management framework that is designed to identify, measure, assess, monitor, test, control, report, escalate, and mitigate the risks that we face. These include credit, insurance/underwriting, market, liquidity, business/strategic, reputation, operational, information-technology/cyber-security, compliance, and conduct risks. The framework incorporates risk culture and incentives, risk governance and organization, strategy and risk appetite, a material-risk taxonomy, key risk-management processes, and risk capabilities. Our chief risk officer, chief compliance officer, and other personnel who make up our independent risk-management function are responsible for overseeing and implementing the framework. Refer to the section titled *Risk Management* in the MD&A that follows. We continuously improve the risk-management framework in response to internal reviews and assessments, evolving industry practices, and changes in business and regulatory expectations. Even with these improvements, however, the framework cannot guarantee that we will effectively mitigate risk and limit losses in our business and operations. If conditions or circumstances arise that expose flaws or gaps in the framework or its design or implementation, the performance and value of our business and operations could be adversely affected. An ineffective risk-management framework or function also could give rise to enforcement and other supervisory actions, damage our reputation, and result in private litigation.

Our business and operations make extensive use of models, and we could be adversely affected if our design, implementation, or use of models is flawed.

We use quantitative models to price products and services, measure risk, calculate the quantitative portion of our allowance for loan losses, estimate asset and liability values, assess capital and liquidity, manage our balance sheet, create financial forecasts, and otherwise conduct our business and operations. If the design, implementation, or use of any of these models is flawed, we could make strategic or tactical decisions based on incorrect, misleading, or incomplete information. In addition, to the extent that any flawed models or inaccurate model outputs are used in reports to banking agencies or the public, we could be subjected to supervisory actions, private litigation, and other proceedings that may adversely affect our business and financial results. Refer to the section titled *Risk Management* in the MD&A that follows.

Risks Related to Ownership of Our Common Stock

Our ability to pay dividends on our common stock or repurchase shares in the future may be limited.

Any future dividends on our common stock or establishment of a stock-repurchase program will be determined by our Board in its sole discretion and will depend on our business, financial condition, earnings, capital, liquidity, and other factors at the time. In addition, any plans to continue dividends or establish a stock-repurchase program in the future will be subject to our stress capital buffer requirement and the FRB's review of our annual capital plan, which are unpredictable. There is no assurance that our Board will approve, or the FRB will permit, future dividends or share repurchases.

It is possible that any indentures or other financing arrangements that we execute in the future could limit our ability to pay dividends on our capital stock, including our common stock. In the event that any of our indentures or other financing arrangements in the future restrict that ability, we may be unable to pay dividends unless and until we can refinance the amounts outstanding under those arrangements. In addition, under Delaware law, our Board may declare dividends on our capital stock only to the extent of our statutory surplus (which is defined as the amount equal to total assets minus total liabilities, in each case at fair market value, minus statutory capital) or, if no surplus exists, out of our net profits for the then-current or immediately preceding fiscal year. Further, even if we are permitted under our contractual obligations and Delaware law to pay dividends on our common stock, we may not have sufficient cash or regulatory approvals to do so. For example, if any share of Series B Preferred Stock or Series C Preferred Stock remains outstanding, unless the dividends for the most recently completed dividend period have been paid in full, or set aside for payment, we will be prohibited, subject to certain specified exceptions, from paying any dividends on or repurchasing our common stock.

The market price of our common stock could be adversely impacted by anti-takeover provisions in our organizational documents and Delaware law that could delay or prevent a takeover attempt or change in control of Ally or by other banking, antitrust, or corporate laws that have or are perceived as having an anti-takeover effect.

Our certificate of incorporation, our bylaws, and Delaware law contain provisions that could have the effect of discouraging, hindering, or preventing an acquisition that the Board does not find to be in the best interests of us and our stockholders. For example, our organizational documents include provisions that limit the liability of our directors, provide indemnification to our directors and officers, and limit the ability of our stockholders to call and bring business before special meetings of stockholders by requiring any requesting stockholders to hold at least 25% of our common stock in the aggregate.

These provisions, alone or together, could delay hostile takeovers and changes in control of Ally or changes in management.

In addition, we are subject to Section 203 of the General Corporation Law of the State of Delaware, which generally prohibits a corporation from engaging in various business combination transactions with any interested stockholder (generally defined as a stockholder who owns 15% or more of a corporation's voting stock) for a period of three years following the time that the stockholder became an interested stockholder, except under specified circumstances such as the receipt of prior board approval.

Banking and antitrust laws, including associated regulatory-approval requirements, also impose significant restrictions on the acquisition of direct or indirect control over any BHC, like Ally, or any insured depository institution, like Ally Bank. Any provision of our organizational documents or applicable law that deters, hinders, or prevents a non-negotiated takeover or change in control of Ally could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Refer to the section titled *Information Technology/Cybersecurity Risk* in the MD&A for a discussion related to cybersecurity.

Item 2.   Properties

Our principal corporate offices are located in Detroit, Michigan, and Charlotte, North Carolina. In Detroit, we lease approximately 403,000 square feet of office space under a lease that expires in December 2028. In Charlotte, we occupy approximately 662,000 square feet of office space in a corporate facility that we own.

The primary offices for both our Automotive Finance and Insurance operations are located in Detroit, and are included in the totals referenced above. The primary office for our Mortgage Finance operations is located in Charlotte, and is included in the totals referenced above. The primary office for our Corporate Finance operations is located in New York, New York, where we lease approximately 55,000 square feet of office space under a lease that expires in August 2025.

In addition to the properties described above, we lease additional space to conduct our operations. We believe our facilities are adequate for us to conduct our present business activities.

Item 3.   Legal Proceedings

Refer to Note 29 to the Consolidated Financial Statements for a discussion related to our legal proceedings.

Item 4.   Mine Safety Disclosures

Not applicable.

Part II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the NYSE under the symbol "ALLY." At December 31, 2023, we had 302,459,258 shares of common stock outstanding, compared to 299,324,357 shares at December 31, 2022. As of February 15, 2024, we had approximately 36 holders of record of our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

For information regarding securities authorized for issuance under our equity compensation plans, see Part III, Item 12.

Stock Performance Graph

The following graph compares the cumulative total return to stockholders on our common stock relative to the cumulative total returns of the S&P 500 index and the S&P Financials index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each index on December 31, 2018, and its relative performance is tracked through December 31, 2023. The returns shown are based on historical results and are not intended to suggest future performance.

This performance graph is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, or incorporated by reference into any filing of Ally under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Comparison of Cumulative Total Return



Recent Sales of Unregistered Securities

Ally did not have any sales of unregistered securities in the last three fiscal years.

Ally Financial Inc. • Form 10-K

Purchases of Equity Securities by the Issuer

The following table presents repurchases of our common stock, by month, for the three months ended December 31, 2023.

Three months ended December 31, 2023	Total number of shares repurchased (a) *(in thousands)*	Weighted-average price paid per share (a) *(in dollars)*
October 2023	—	$ —
November 2023	5	27.69
December 2023	140	31.22
Total	145	31.09

(a)   Consists of common stock withheld to cover income taxes owed by participants in our share-based incentive plans.

Item 6.   [Reserved]

Management's Discussion and Analysis

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Notice about Forward-Looking Statements and Other Terms

From time to time we have made, and in the future will make, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often use words such as "believe," "expect," "anticipate," "intend," "pursue," "seek," "continue," "estimate," "project," "outlook," "forecast," "potential," "target," "objective," "trend," "plan," "goal," "initiative," "priorities," or other words of comparable meaning or future-tense or conditional verbs such as "may," "will," "should," "would," or "could." Forward-looking statements convey our expectations, intentions, or forecasts about future events, circumstances, or results.

This report, including any information incorporated by reference in this report, contains forward-looking statements. We also may make forward-looking statements in other documents that are filed or furnished with the SEC. In addition, we may make forward-looking statements orally or in writing to investors, analysts, members of the media, or others.

All forward-looking statements, by their nature, are subject to assumptions, risks, and uncertainties, which may change over time and many of which are beyond our control. You should not rely on any forward-looking statement as a prediction or guarantee about the future. Actual future objectives, strategies, plans, prospects, performance, conditions, or results may differ materially from those set forth in any forward-looking statement. While no list of assumptions, risks, or uncertainties could be complete, some of the factors that may cause actual results or other future events or circumstances to differ from those in forward-looking statements include:

- evolving local, regional, national, or international business, economic, or political conditions;

- changes in laws or the regulatory or supervisory environment, including as a result of financial-services legislation, regulation, or policies or changes in government officials or other personnel;

- changes in monetary, fiscal, or trade laws or policies, including as a result of actions by governmental agencies, central banks, or supranational authorities;

- changes in accounting standards or policies;

- changes in the automotive industry or the markets for new or used vehicles, including the rise of vehicle sharing and ride hailing, the development of autonomous and alternative-energy vehicles, and the impact of demographic shifts on attitudes and behaviors toward vehicle type, ownership, and use;

- any instability or breakdown in the financial system, including as a result of the failure of a financial institution or other participants in it (such as the banking failures during 2023);

- disruptions or shifts in investor sentiment or behavior in the securities, capital, or other financial markets, including financial or systemic shocks and volatility or changes in market liquidity, interest or currency rates, or valuations;

- changes in business or consumer sentiment, preferences, or behavior, including spending, borrowing, or saving by businesses or households;

- changes in our corporate or business strategies, the composition of our assets, or the way in which we fund those assets;

- our ability to execute our business strategy for Ally Bank, including its digital focus;

- our ability to optimize our automotive finance and insurance businesses and to continue diversifying into and growing other consumer and commercial business lines, including mortgage lending, credit cards, corporate finance, brokerage, and personal advice;

- our ability to develop capital plans acceptable to the FRB and our ability to implement them, including any payment of dividends or share repurchases;

- our ability to conduct appropriate stress tests and effectively plan for and manage capital or liquidity consistent with evolving business or operational needs, risk-management standards, and regulatory or supervisory requirements or expectations;

- our ability to cost-effectively fund our business and operations, including through deposits (which could be subject to sudden withdrawals) and the capital markets;

- changes in any credit rating assigned to Ally, including Ally Bank, or the ratings for our insurance business;

- adverse publicity or other reputational harm to us, our service providers, or our senior officers;

- our ability to develop, maintain, or market our products or services or to absorb unanticipated costs or liabilities associated with those products or services;

Management's Discussion and Analysis

- our ability to innovate, to anticipate the needs of current or future customers, to successfully compete, to increase or hold market share in changing competitive environments, or to deal with pricing or other competitive pressures;

- the continuing profitability and viability of our dealer-centric automotive finance and insurance businesses, especially in the face of competition from captive finance companies and their automotive manufacturing sponsors and challenges to the dealer's role as intermediary between manufacturers and purchasers;

- our ability to appropriately underwrite loans that we originate or purchase and to otherwise manage credit risk;

- changes in the credit, liquidity, or other financial condition of our customers, counterparties, service providers, or competitors;

- our ability to effectively deal with economic, business, or market slowdowns or disruptions;

- our ability to address heightened scrutiny and expectations from supervisory or other governmental authorities and to timely and credibly remediate related concerns or deficiencies;

- judicial, regulatory, or administrative inquiries, examinations, investigations, proceedings, disputes, or rulings that create uncertainty for, or are adverse to, us or the financial services industry;

- the potential outcomes of judicial, regulatory, or administrative inquiries, examinations, investigations, proceedings, or disputes to which we are or may be subject, and our ability to absorb and address any damages or other remedies that are sought or awarded, and any collateral consequences;

- the performance and availability of third-party service providers on whom we rely in delivering products and services to our customers and otherwise conducting our business and operations;

- our ability to manage and mitigate security risks, including our capacity to withstand cyberattacks;

- our ability to maintain secure and functional financial, accounting, technology, data processing, or other operating systems or infrastructure;

- the adequacy of our corporate governance, risk-management framework, compliance programs, or internal controls over financial reporting, including our ability to control lapses or deficiencies in financial reporting or to effectively mitigate or manage operational risk;

- the efficacy of our methods or models in assessing business strategies or opportunities or in valuing, measuring, estimating, monitoring, or managing positions or risk;

- our ability to keep pace with changes in technology, such as artificial intelligence, that affect us or our customers, counterparties, service providers, or competitors or to maintain rights or interests in associated intellectual property;

- our ability to successfully make acquisitions or divestitures or to integrate acquired businesses;

- the adequacy of our succession planning for key executives or other personnel and our ability to attract or retain qualified employees;

- natural or man-made disasters, calamities, or conflicts, including terrorist events, cyber-warfare, and pandemics;

- our ability to maintain appropriate ESG practices, oversight, and disclosures;

- policies and other actions of governments to manage and mitigate climate and related environmental risks, and the effects of climate change or the transition to a lower-carbon economy on our business, operations, and reputation; or

- other assumptions, risks, or uncertainties described in the Risk Factors (Item 1A), Management's Discussion and Analysis of Financial Condition and Results of Operations (Item 7), or the Notes to the Consolidated Financial Statements (Item 8) in this Annual Report on Form 10-K or described in any of the Company's annual, quarterly or current reports.

Any forward-looking statement made by us or on our behalf speaks only as of the date that it was made. We do not undertake to update any forward-looking statement to reflect the impact of events, circumstances, or results that arise after the date that the statement was made, except as required by applicable securities laws. You, however, should consult further disclosures (including disclosures of a forward-looking nature) that we may make in any subsequent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, or Current Report on Form 8-K.

Unless the context otherwise requires, the following definitions apply. The term "loans" means the following consumer and commercial products associated with our direct and indirect financing activities: loans, retail installment sales contracts, lines of credit, and other financing products excluding operating leases. The term "operating leases" means consumer- and commercial-vehicle lease agreements where Ally is the lessor and the lessee is generally not obligated to acquire ownership of the vehicle at lease-end or compensate Ally for the vehicle's residual value. The terms "lend," "finance," and "originate" mean our direct extension or origination of loans, our purchase or acquisition of loans, or our purchase of operating leases, as applicable. The term "consumer" means all consumer products associated with our

Management's Discussion and Analysis

loan and operating-lease activities and all commercial retail installment sales contracts. The term "commercial" means all commercial products associated with our loan activities, other than commercial retail installment sales contracts. The term "partnerships" means business arrangements rather than partnerships as defined by law.

Management's Discussion and Analysis

Overview

Ally Financial Inc. (together with its consolidated subsidiaries unless the context otherwise requires, Ally, the Company, we, us, or our) is a financial-services company with the nation's largest all-digital bank and an industry-leading automotive financing and insurance business, driven by a mission to "Do It Right" and be a relentless ally for customers and communities. The Company serves customers through a full range of online banking services (including deposits, mortgage lending, point-of-sale personal lending and credit-card products) and securities brokerage and investment advisory services. The Company also includes a corporate finance business that offers capital for equity sponsors and middle-market companies. On December 31, 2023, we committed to sell our point-of-sale financing business, Ally Lending. Refer to Note 2 to the Consolidated Financial Statements for further information. Ally is a Delaware corporation and is registered as a BHC under the BHC Act, and an FHC under the GLB Act.

Our Business

Dealer Financial Services

Dealer Financial Services is composed of our Automotive Finance and Insurance segments. Our primary customers are automotive dealers, which includes OEM-franchised dealers, non-OEM-franchised dealers with a national presence, and automotive retailers, such as Carvana, CarMax, and EchoPark. A dealer may sell or lease a vehicle for cash but, more typically, enters into a retail installment sales contract or operating lease with the customer and then sells the retail installment sales contract or the operating lease and the leased vehicle, as applicable, to Ally or another automotive-finance provider. The purchase by Ally or another provider is commonly described as indirect automotive lending to the customer.

Our Dealer Financial Services business is one of the largest full-service automotive finance operations in the country and offers a wide range of financial services and insurance products to automotive dealerships and their customers. We have deep dealer relationships that have been built throughout our over 100-year history, and we are leveraging competitive strengths to expand our dealer footprint. Our business model encourages dealers to use our broad range of products through incentive programs like our Ally Dealer Rewards program. Our automotive finance services include purchasing retail installment sales contracts and operating leases from dealers and automotive retailers, extending automotive loans directly to consumers, offering term loans to dealers, financing dealer floorplans and providing other lines of credit to dealers, supplying warehouse lines to automotive retailers, offering automotive-fleet financing, providing financing to companies and municipalities for the purchase or lease of vehicles, and supplying vehicle-remarketing services. We also offer retail VSCs and commercial insurance primarily covering dealers' vehicle inventories. We are a leading provider of VSCs, GAP, and VMCs. Our dealer-centric business model, value-added products and services, full-spectrum financing, and business expertise proven over many credit cycles, make us a premier automotive finance and insurance company ready to support and strengthen our approximately 22,000 active dealer relationships. A dealer is considered to have an active relationship with us if we provided automotive financing, remarketing, or insurance services during the three months ended December 31, 2023.

Automotive Finance

Our Automotive Finance operations provide U.S.-based automotive financing services to consumers, automotive dealers and retailers, other businesses, and municipalities. Our business model, value-added products and services, full-spectrum financing, and business expertise proven over many credit cycles make us a premier automotive finance company. At December 31, 2023, our Automotive Finance operations had $115.4 billion of assets and generated $5.7 billion of total net revenue in 2023. For consumers, we provide financing for new and used vehicles. In addition, our CSG provides automotive financing for small businesses and municipalities. At December 31, 2023, our CSG had $10.2 billion of loans outstanding. Through our commercial automotive financing operations, we fund purchases of new and used vehicles through wholesale floorplan financing. We manage commercial account servicing on approximately 2,700 dealers that utilize our floorplan inventory lending or other commercial loans. We serviced $86.0 billion consumer loan and operating leases at December 31, 2023, and our commercial automotive loan portfolio was approximately $23.3 billion at December 31, 2023. The extensive infrastructure, technology, and analytics of our servicing operations, as well as the experience of our servicing personnel, enhance our ability to manage our loan losses and enable us to deliver a favorable customer experience to both our dealers and retail customers. During 2023, we continued to reposition our origination profile to focus on capital optimization and risk-adjusted returns. In 2023, total consumer automotive originations were $40.0 billion, a decrease of $6.4 billion compared to 2022. The shorter-term duration consumer automotive loan and variable-rate commercial loan portfolios offer attractive asset classes where we continue to optimize risk-adjusted returns through origination mix management and pricing and underwriting discipline.

Our success as an automotive finance provider is driven by the consistent and broad range of products and services we offer to dealers and automotive retailers. The automotive marketplace is dynamic and evolving, including substantial investments in electrification by automotive manufacturers and suppliers. We continue to identify and cultivate relationships with automotive retailers, including those with leading e-commerce platforms. We also operate an online direct-lending platform for consumers seeking direct financing. We believe these actions will enable us to respond to the growing trends for a more streamlined and digital automotive financing process to serve both dealers and consumers. Furthermore, our strong and expansive dealer relationships, comprehensive suite of products and services, full-spectrum financing, and depth of experience position us to evolve with future shifts in automobile technologies, including electrification. We have provided and continue to provide automobile financing for battery-electric and plug-in hybrid vehicles, including brands such as Jeep, Tesla, Ford, and BMW. This positions us to remain a leader in automotive financing as we believe the majority of these vehicles will be sold through dealerships and automotive retailers with whom we have an established relationship. Additionally, we continue to partner and build relationships with automotive manufacturers who use a direct-to-consumer model. During the year ended December 31, 2023, $935 million of our consumer automotive retail loan originations and purchases, and $712 million of our operating lease originations and purchases, were for

Management's Discussion and Analysis

battery-electric and plug-in hybrid vehicles. As of December 31, 2023, $1.3 billion of our consumer automotive finance receivables and loans had battery-electric or plug-in hybrid vehicles as the underlying collateral, and $969 million of our investment in operating leases were battery-electric or plug-in hybrid vehicles.

We have focused on developing dealer relationships beyond those relationships that primarily were developed through our previous role as a captive finance company for GM and Stellantis. We have established relationships with thousands of automotive dealers through our customer-centric approach and specialized incentive programs designed to drive loyalty amongst dealers to our products and services. Outside of GM and Stellantis, our other OEM-franchised dealers include brands such as Ford, Toyota, Hyundai, Kia, Nissan, Honda, and others, while our non-OEM-franchised dealers and automotive retailers include used-vehicle-only retailers with a national presence, as well as online-only automotive retailers, such as Carvana, CarMax, and EchoPark.

Over the past several years, we have continued to focus on the consumer used-vehicle segment, primarily through franchised dealers and automotive retailers. This has resulted in used-vehicle financing volume growth, and has positioned us as an industry leader in used-vehicle financing. The highly fragmented used-vehicle financing market, with a total financing opportunity represented by approximately 289 million vehicles in operation, provides an attractive opportunity that we believe will further expand and support our dealer relationships and increase our risk-adjusted return on retail loan originations. As of December 31, 2023, approximately 71% of our dealer relationships were with franchised dealers.

During 2023, we continued our focus on meeting the needs of both dealers and consumer customers through expansion of our pass through programs. The pass through program creates financing opportunities for customers in the retail automotive channel, whereby we are able to acquire retail installment sales contracts through an originate-to-sell platform and execute whole-loan sales with third-party investors. At December 31, 2023, and December 31, 2022, the consumer automotive whole-loan serviced portfolio related to our pass through program was $956 million and $227 million, respectively.

For consumers, we provide automotive loan financing and leasing for approximately 4.1 million new and used vehicle contracts. Retail financing for the purchase of vehicles by individual consumers generally takes the form of installment sales financing. We originated a total of approximately 1.2 million and 1.3 million automotive loans and operating leases during the years ended December 31, 2023, and 2022, respectively, totaling $40.0 billion and $46.4 billion.

Our consumer automotive financing operations generate revenue primarily through finance charges on retail installment sales contracts and rental payments on operating lease contracts. For operating leases, when the contract is originated, we estimate the residual value of the leased vehicle at lease termination. Periodically thereafter we revise the projected residual value of the leased vehicle at lease termination and adjust depreciation expense over the remaining life of the lease, if appropriate. Given the fluctuations in used vehicle values, our actual sales proceeds from remarketing the vehicle may be higher or lower than the projected residual value, which results in gains or losses on lease termination. While all operating leases are exposed to potential reductions in used vehicle values, only loans where we take possession of the vehicle are affected by potential reductions in used vehicle values. Refer to the *Operating Lease Residual Risk Management* and *Critical Accounting Estimates* sections of this MD&A for further discussion of credit risk and lease residual risk.

We continue to maintain a diverse mix of product offerings across a broad risk spectrum, subject to underwriting policies that reflect our risk appetite. Our current operating results increasingly reflect our ongoing strategy to grow used vehicle financing and expand risk-adjusted returns. While we predominately focus on prime-lending markets, we seek to be a meaningful source of financing to a wide spectrum of customers and continue to carefully measure risk versus return. We place great emphasis on our risk management and risk-based pricing policies and practices and employ robust credit decisioning processes coupled with granular pricing that is differentiated across our proprietary credit tiers.

Our commercial automotive financing operations primarily fund inventory purchases of new and used vehicles by dealers, commonly referred to as wholesale floorplan financing. This represents the largest portion of our commercial automotive financing business. Wholesale floorplan loans are secured by vehicles financed (and all other vehicle inventory), which provide strong collateral protection in the event of dealership default. Additional collateral or other credit enhancements (for example, personal guarantees from dealership owners) are typically obtained to further mitigate credit risk. The amount we advance to dealers is equal to 100% of the wholesale invoice price of new vehicles, subject to payment curtailment schedules. Interest on wholesale automotive financing is generally payable monthly and is indexed to a floating-rate benchmark. The rate for a particular dealer is based on, among other considerations, competitive factors and the dealer's creditworthiness. During 2023, we financed an average of $14.2 billion of dealer vehicle inventory through wholesale floorplan financings. Other commercial automotive lending products, which averaged $6.0 billion during 2023, consist of automotive dealer revolving lines of credit, term loans, including those to finance dealership land and buildings, and dealer fleet financing. We also provide comprehensive automotive remarketing services, including the use of SmartAuction, our online auction platform, which efficiently supports dealer-to-dealer and other commercial wholesale vehicle transactions. SmartAuction provides diversified fee-based revenue and serves as a means of deepening relationships with our dealership customers. In 2023, Ally and other parties, including dealers, fleet rental companies, and financial institutions, utilized SmartAuction to sell approximately 505,000 vehicles to dealers and other commercial customers. SmartAuction served as the remarketing channel for 18% of our off-lease vehicles.

Insurance

Our Insurance operations offer both consumer finance protection and insurance products sold primarily through the automotive dealer channel, and commercial insurance products sold directly to dealers. We serve approximately 2.5 million consumers nationwide across F&I

Management's Discussion and Analysis

and P&C products. In addition, we offer F&I products in Canada, where we serve more than 400 thousand consumers and are the preferred VSC and other protection plan provider for GM Canada and VSC provider for Subaru Canada. Additionally, during the third quarter of 2022, we entered into a long-term commitment to continue as the preferred VSC and other protection plan provider for GM Canada. Our Insurance operations had $9.1 billion of assets at December 31, 2023, and generated $1.5 billion of total net revenue during 2023. As part of our focus on offering dealers a broad range of consumer F&I products, we offer VSCs, VMCs, and GAP products. Ally Premier Protection is our flagship VSC offering, which provides coverage for new and used vehicles of virtually all makes and models. We also underwrite ClearGuard on the SmartAuction platform, which is a protection product designed to minimize the risk to dealers from arbitration claims for eligible vehicles sold at auction. Additionally, we underwrite selected commercial insurance coverages, which primarily insure dealers' wholesale vehicle inventory, and offer additional products to protect a dealer's business, including property and liability coverage that is underwritten by a third-party carrier with a portion of the insurance risk assumed through a quota share agreement. On a smaller scale, we also periodically assume other insurance risks through quota share arrangements and perform services as an underwriting carrier for an insurance program managed by a third-party where we cede the majority of such business to external reinsurance markets.

From a dealer perspective, Ally provides significant value and expertise, which creates high retention rates and strong relationships. In addition to our product offerings, we provide consultative services and training to assist dealers in optimizing F&I results while achieving high levels of customer satisfaction and regulatory compliance. We also advise dealers regarding necessary liability and physical damage coverages.

Our F&I products are primarily distributed indirectly through the automotive dealer network. We have established approximately 1,700 F&I dealer relationships nationwide and 600 dealer relationships in Canada, with a focus on growing dealer relationships in the future. Our VSCs for retail customers offer owners and lessees mechanical repair protection and roadside assistance for new and used vehicles beyond the manufacturer's new vehicle warranty. We also offer GAP products, which cover certain amounts owed by a customer beyond their covered vehicle's value in the event the vehicle is damaged or stolen and declared a total loss. We continue to evolve our product suite and digital capabilities to position our business for future opportunities through growing third-party relationships and sales through our online direct-lending platform.

We have approximately 3,100 dealer relationships within our P&C business to whom we offer a variety of commercial products and levels of coverage. Vehicle inventory insurance for dealers provides physical damage protection for dealers' floorplan vehicles. Dealers who receive wholesale financing from us are eligible for insurance incentives such as automatic eligibility for our preferred insurance programs.

A significant aspect of our Insurance operations is the investment of proceeds from premiums and other revenue sources. We use these investments to satisfy our obligations related to future claims at the time these claims are settled. Our Insurance operations have an Investment Committee, which develops guidelines and strategies for these investments. The guidelines established by this committee reflect our risk appetite, liquidity requirements, regulatory requirements, and rating agency considerations, among other factors.

Mortgage Finance

Our Mortgage Finance operations consist of the management of held-for-investment and held-for-sale consumer mortgage loan portfolios. Our held-for-investment portfolio includes our direct-to-consumer Ally Home mortgage offering, and bulk purchases of high-quality jumbo and LMI mortgage loans originated by third parties. Our Mortgage Finance operations had $18.5 billion of assets at December 31, 2023, and generated $227 million of total net revenue in 2023.

Through our direct-to-consumer channel, we offer a variety of competitively priced jumbo and conforming fixed- and adjustable-rate mortgage products through a third-party. Under our current arrangement, our direct-to-consumer conforming mortgages are originated as held-for-sale and sold, while jumbo and LMI mortgages are originated as held-for-investment and subserviced by a third party. Loans originated in the direct-to-consumer channel are sourced by existing Ally customer marketing, prospect marketing on third-party websites, and email or direct mail campaigns. In April 2019, we announced a strategic partnership with BMC, which delivers an enhanced end-to-end digital mortgage experience for our customers through our direct-to-consumer channel. Through this partnership, BMC conducts the sales, processing, underwriting, and closing for Ally's digital mortgage offerings in a highly innovative, scalable, and cost-efficient manner, while Ally retains control of all the marketing and advertising strategies and loan pricing. This partnership with BMC limits operational volatility as the mortgage industry continues to evolve in the current interest rate environment. During the year ended December 31, 2023, we originated $1.0 billion of mortgage loans through our direct-to-consumer channel. During 2018, we made a strategic equity investment in the parent of BMC (BMC Holdco) that was subsequently increased in 2019 and 2020. This investment was transferred from nonmarketable equity investments to equity securities on the Consolidated Balance Sheet during 2023, as our investment converted into publicly traded common stock in BHF. The carrying value of this investment was $16 million as of December 31, 2023, and is included in Corporate and Other. Refer to the *Market Risk* section of this MD&A and Note 13 to the Consolidated Financial Statements for more information.

Through the bulk loan channel, we purchase loans from several qualified sellers, including direct originators and large aggregators who have the financial capacity to support strong representations and warranties, and the industry knowledge and experience to originate high-quality assets. Bulk purchases are made on a servicing-released basis, allowing us to directly oversee servicing activities and manage refinancing through our direct-to-consumer channel. During the year ended December 31, 2023, we purchased $21 million of mortgage loans that were originated by third parties, primarily to fulfill our CRA objectives. Our mortgage loan purchases are held-for-investment.

Management's Discussion and Analysis

The combination of our direct-to-consumer strategy and bulk portfolio purchase program provides the capacity to expand revenue sources and further grow and diversify our finance receivable portfolio with an attractive asset class while also deepening relationships with existing Ally customers.

Corporate Finance

Our Corporate Finance operations primarily offer senior-secured loans to private equity sponsor-owned U.S.-based middle-market companies and to facilities managed by well-established asset managers that mostly provide leveraged loans. The portfolio is composed of floating-rate leveraged asset-based and cash flow/enterprise value loans. Our Corporate Finance operations had $11.2 billion of assets at December 31, 2023, and generated $501 million of total net revenue during 2023, and continues to offer attractive returns and diversification benefits to our broader lending portfolio. We believe our growing deposit-based funding model coupled with our expanded product offerings and deep industry relationships provide an advantage over our competition, which includes other banks as well as publicly and privately held finance companies. We have continued to prudently grow our lending portfolio with a focus on a disciplined and selective approach to credit quality, including a greater focus on asset-based loans. As of December 31, 2023, 65% of our loans and 62% of our lending commitments were asset based, with 99.9% in a first-lien position. We seek markets and opportunities where our clients require customized, highly structured, and time-sensitive financing solutions.

Our Sponsor Finance business focuses on companies owned by private-equity sponsors with loans typically used for leveraged buyouts, refinancing and recapitalizations, mergers and acquisitions, growth, turnarounds, and debtor-in-possession financings. Additionally, our Lender Finance business provides asset managers with facilities to partially fund their direct-lending activities. We also provide a commercial real estate product, currently focused on lending to skilled nursing facilities, senior housing, and medical office buildings. Sponsor Finance loan facilities typically include both a revolver and term loan component. Our target commitment hold level for these individual exposures ranges from $15 million to $150 million, depending on product type. Additionally, hold sizes in our Lender Finance business range from $50 million to $750 million. We also selectively arrange larger transactions that we may retain on-balance sheet or syndicate to other lenders. By syndicating loans to other lenders, we are able to provide financing commitments in excess of our target hold levels to our customers and generate loan syndication fee income while reducing our risk exposure to individual borrowers. All our loans are floating-rate facilities with maturities typically ranging from two to seven years. In certain instances, we may be offered the opportunity to make small equity investments in our borrowers, which provides an additional revenue opportunity for our business. The portfolio is well diversified across multiple industries including financials, services, manufacturing distribution, and other specialty sectors. These specialty sectors include technology/venture finance, and defense and aerospace. Other smaller complementary product offerings that help strengthen our reputation as a full-spectrum provider of financing solutions for borrowers include issuing letters of credit through Ally Bank and selectively offering second-out loans on certain transactions. For additional information regarding industry concentration of our Corporate Finance operations, refer to the *Corporate Finance* section of this MD&A.

Corporate and Other

Overview

Corporate and Other primarily consists of centralized corporate treasury activities such as management of the cash and corporate investment securities and loan portfolios, short- and long-term debt, retail and brokered deposit liabilities, derivative instruments, original issue discount, and the residual impacts of our corporate FTP and treasury ALM activities. Corporate and Other also includes activity related to certain equity investments, which primarily consist of FHLB and FRB stock, as well as other equity investments through Ally Ventures, our strategic investment business. Additionally, Corporate and Other includes the management of our legacy mortgage portfolio, which primarily consists of loans originated prior to January 1, 2009, CRA loans and investments, and reclassifications and eliminations between the reportable operating segments. Costs that are not allocated to our reportable operating segments as part of our COH methodology, which involves management judgment, are also included in Corporate and Other.

Ally Invest

Corporate and Other includes the results of Ally Invest, our digital brokerage and advisory offering, which enables us to complement our competitive deposit products with low-cost investing. The digital advisory business aligns with our strategy to create a premier digital financial services company and provides additional sources of fee income through asset management and certain other fees, with minimal balance sheet utilization. This business also provides an additional source of low-cost deposits through arrangements with Ally Invest's clearing broker.

Ally Invest offers a broad array of products through a fully integrated digital consumer platform centered around self-directed products and advisory services. Ally Invest's suite of commission-free and low-cost investing options serve both active and passive investors with diverse and evolving financial objectives through a transparent online process. Our digital platform and broad product offerings are enhanced by outstanding client-focused and user-friendly customer service that is generally accessible twenty-four hours a day, seven days a week, via the phone, web or email—consistent with the Ally brand.

Ally Invest provides clients with self-directed trading services for a variety of securities including stocks, options, ETFs, mutual funds, and fixed-income products through Ally Invest Securities. Ally Invest Securities also offers margin lending, which allows customers to borrow money by using securities and cash currently held in their accounts as collateral.

Ally Invest also provides advisory services to clients through web-based solutions, informational resources, and virtual interaction through Ally Invest Advisors, an SEC-registered investment advisor. Ally Invest Advisors provides clients the opportunity to obtain

professional portfolio management services in return for a fee based upon the client's assets under management. In addition to customized advice from personal advisors, we offer cash enhanced portfolios that incur no management fee, and a number of core robo portfolios, which hold ETFs diversified across asset class, industry sector, and geography and which are customized for clients based on risk tolerance, investment time horizon, and wealth ratio.

Ally Lending

Ally Lending is also included within Corporate and Other and primarily serves home improvement and medical service providers by enabling promotional and fixed rate installment-loan products through a digital application process at point-of-sale. The home improvement vertical had originations of $1.1 billion during the year ended December 31, 2023, which represented approximately 71% of originations. On December 31, 2023, we committed to sell our point-of-sale financing business, Ally Lending. Refer to Note 2 to the Consolidated Financial Statements for further information.

Ally Credit Card

Financial information related to our credit card business, Ally Credit Card, is included within Corporate and Other. Ally Credit Card is our scalable, digital-first credit card platform that features leading-edge technology, and a proprietary, analytics-based underwriting model. We believe Ally Credit Card enhances our ability to grow and deepen both new and existing customer relationships. As of December 31, 2023, our credit card business had $2.0 billion of finance receivables and loans and approximately 1.2 million customers.

Corporate Treasury and ALM Activities

The net financing revenue and other interest income of our Automotive Finance, Mortgage Finance, and Corporate Finance operations include the results of an FTP process that insulates these operations from interest rate volatility by matching assets and liabilities with similar interest rate sensitivity. The FTP process assigns charge rates to the assets and credit rates to the liabilities within our Automotive Finance, Mortgage Finance, and Corporate Finance operations, based on anticipated maturity and a benchmark rate curve plus an assumed credit spread. The assumed credit spread is calculated based on a composite investment grade unsecured bond yield curve or based on advance rates published by the FHLB for any asset that is eligible to be pledged as collateral to the FHLB. While the baseline FTP components at Ally assume 100% debt funding, the framework also incorporates a credit on the allocated capital for each business line. For business lines not subject to an FTP funding allocation, the FTP methodology applies a capital charge to the amount of excess liquidity that the business line holds, relative to its regulatory capital. In addition, capital is managed with the goal of enhancing risk-adjusted returns on shareholders' equity, while maintaining a strong capital position that is consistent with our risk profile. We allocate capital to business growth opportunities, within an established risk appetite, to support our customers and communities. We seek to pay a competitive dividend and may also distribute excess capital to shareholders through common share repurchases.

Deposits

We are focused on growing and retaining a stable deposit base and deepening relationships with our 3.0 million primary deposit customers by leveraging our compelling brand and strong value proposition. Ally Bank is a digital direct bank with no branch network that obtains retail deposits directly from customers. We have grown our deposits with a strong brand that is based on a promise of being straightforward with our customers, and offering high-quality customer service and competitive interest rates. Ally Bank is the largest online only bank as measured by retail deposit balances. Our strong customer acquisition and retention rates reflect the strength of our brand and, together with our overall value proposition, continue to drive growth in retail deposits. At December 31, 2023, Ally Bank had $154.7 billion of total deposits—including $142.3 billion of retail deposits, which grew $4.6 billion, or 3%, during 2023. Over the past several years, the continued growth of our retail-deposit base has contributed to a more favorable mix of lower cost funding and we continue to focus on efficient deposit growth by continuing to expand the deposit value proposition beyond competitive deposit rates. Our segment results include cost of funds associated with these deposit-product offerings.

Our deposit products and services are designed to develop long-term customer relationships and capitalize on the shift in consumer preference for direct banking. Our deposits franchise is key to growing and building momentum across our suite of digital offerings at Ally Home, Ally Invest, and Ally Credit Card, consistent with our strategic objective to grow multi-product customers. These products and services appeal to a broad group of customers, many of whom appreciate a streamlined digital experience coupled with our strong value proposition. Ally Bank offers a full spectrum of retail deposit products, including savings accounts, money-market demand accounts, CDs, interest-bearing spending accounts, trust accounts, and IRAs. Our deposit services include Zelle® person-to-person payment services, eCheck remote deposit capture, and mobile banking. Our Smart Savings Tools further demonstrates the ability to deliver innovative digital tools on top of traditional financial products to add incremental value to customers, while also driving increased engagement and loyalty. Nearly 800,000 customers have adopted our Smart Savings Tools.

We believe we are well-positioned to continue to benefit from the consumer-driven shift from branch banking to direct banking as demonstrated by the growth we have experienced since 2010. We had 3.0 million deposit customers and 6.0 million retail bank accounts as of December 31, 2023, compared to 2.7 million and 5.0 million, respectively, as of December 31, 2022. Our customer base spans across diverse demographic segmentations and socioeconomic bands. Our direct bank business model resonates particularly well with the millennial generation, which consistently makes up the largest percentage of our new customers. According to a 2023 American Bankers Association survey, 86% of customers prefer to do their banking most often via digital and other direct channels (internet, mobile, telephone, and mail). Furthermore, over the past five years, estimated direct banking deposits as a percentage of the broader retail deposits market increased by approximately 2 percentage points, from 9.5% in 2018 to 11.5% in 2023. We have received a positive response to innovative savings and other deposit products. In April 2023, Forbes again named Ally to its "World's Best Banks" list followed by The Wall Street Journal's

Management's Discussion and Analysis

BuySide recognition of Ally Bank as the "Best Online Bank of 2023." In October 2023, MONEY® Magazine named Ally to its "Best Online Bank" list for the sixth consecutive year, as well as the eleventh time in the past thirteen years. In January 2023, Bankrate named Ally Bank the "Best Bank Overall." Ally Bank's competitive direct banking offerings include online and mobile banking features such as electronic bill pay, remote deposit, and electronic funds transfer nationwide, and no minimum balance requirements.

We intend to continue to grow and invest in our digital direct bank and further capitalize on the shift in consumer preference for direct banking with expanded digital capabilities and customer-centric products that utilize advanced analytics for personalized interactions and other technologies that improve efficiency, security, and the customer's connection to the brand. We are focused on growing, deepening, and further leveraging the customer relationships and brand loyalty that exist with Ally Bank as a catalyst for future loan and deposit growth, as well as revenue opportunities that arise from introducing Ally Bank deposit customers to our other suite of product offerings, including Ally Invest.

Funding and Liquidity

Our funding strategy targets a stable retail deposit base, supplemented by brokered deposits, public and private secured debt, and public unsecured debt. These diversified funding sources are managed across products, markets, and investors to enhance funding flexibility and stability, resulting in a more cost-effective long-term funding strategy.

Prudent expansion of asset originations at Ally Bank and continued growth of a stable deposit base continue to be the cornerstone of our long-term liquidity strategy. Our primary funding source is retail deposits, which we believe, at scale, are the most efficient and stable source of funding for us when compared to other funding sources. At December 31, 2023, deposit liabilities totaled $154.7 billion, which reflects an increase of $2.4 billion as compared to December 31, 2022. Deposits as a percentage of total liability-based funding was 88% at both December 31, 2023, and December 31, 2022. Approximately 92% of retail deposits at Ally Bank, excluding affiliate and intercompany deposits, were FDIC-insured as of December 31, 2023.

At both December 31, 2023, and December 31, 2022, 95% of Ally's total assets were within Ally Bank. Longer-term unsecured debt is the primary funding source utilized at the parent company. At December 31, 2023, we had $1.5 billion and $2.5 billion of unsecured long-term debt principal maturing in 2024 and 2025, respectively. We have substantially reduced our reliance on market-based funding by continuing to focus on retail deposit funding.

The strategies outlined above have allowed us to build and maintain a conservative liquidity position. Total available liquidity at December 31, 2023, was $63.5 billion. Absolute levels of liquidity increased during 2023, primarily as a result of increased FRB Discount Window funding capacity. Refer to the section below titled *Liquidity Management, Funding, and Regulatory Capital* for a further discussion about liquidity risk management.

Credit Strategy

Our strategy and approach to extending credit, as well as our management of credit risk, are critical elements of our business. Credit performance is influenced by several factors including our risk appetite, our credit and underwriting processes, our monitoring and collection efforts, the financial condition of our borrowers, the performance of loan collateral, fiscal and monetary stimulus, and various macroeconomic considerations, including inflation. Our credit strategies are dynamic and are adjusted in response to asset performance, as well as changing macroeconomic conditions and outlook. Most of our businesses offer credit products and services, which drive overall business performance. Consistent with our risk appetite, our business lines operate under prudent credit standards that consider the borrower's ability and willingness to repay loans. The failure to effectively manage credit risk can have a direct and significant impact on our earnings, capital position, and reputation. Refer to the *Risk Management* section of this MD&A for a further discussion of credit risk and performance of our consumer and commercial credit portfolios.

Within our consumer automotive loan portfolio, we serve a mix of consumers across the credit spectrum to achieve portfolio diversification and to optimize the risk and return of our consumer automotive portfolio. This is achieved through the utilization of robust credit decisioning processes coupled with granular pricing that is differentiated across our proprietary credit tiers. While we are a full-spectrum automotive finance lender, the significant majority of our consumer automotive loans are underwritten within the prime-lending segment. We define prime consumer automotive loans primarily as those loans with a FICO® Score at origination of 620 or greater. The carrying value of our held-for-investment, nonprime consumer automotive loans before allowance for loan losses was approximately 10.3% of our total consumer automotive loans at December 31, 2023.

Our Mortgage Finance operations focus on applicants with credit profiles and income streams to support repayments of the loan and operates under credit standards that consider and assess the value of the underlying real estate in accordance with prudent credit practices and regulatory requirements. Refer to the *Mortgage Finance* section of the MD&A that follows for credit quality information about purchases and originations of consumer mortgages held-for-investment. We generally rely on appraisals conducted by licensed appraisers in conformance with the expectations and requirements of Fannie Mae and federal regulators. When appropriate, we require credit enhancements such as private mortgage insurance. We price each mortgage loan that we originate based on several factors, including the customer's FICO® Score, the LTV ratio, and the size of the loan. For bulk purchases, we only purchase loans from sellers with the experience to originate high-quality loans and the financial wherewithal to support their representations and warranties.

Management's Discussion and Analysis

Within Ally Lending, our digital provider that offers point-of-sale financing to consumers, we serve a mix of consumers to achieve portfolio diversification and to optimize the risk-adjusted returns of our personal lending portfolio. On December 31, 2023, we committed to sell our point-of-sale financing business, Ally Lending. For further information, refer to Note 2 to the Consolidated Financial Statements.

Additionally, Ally Credit Card, our scalable, digital-first credit card platform broadens our consumer finance product portfolio. Through Ally Credit Card, we have grown and deepened new and existing customer relationships, and have over 1.2 million active credit cardholders as of December 31, 2023. The majority of our credit card portfolio strategy is targeted towards nonprime borrowers while gradually expanding to a broader credit spectrum. As of December 31, 2023, the amortized cost of our finance receivables related to Ally Credit Card was $2.0 billion, as compared to $1.6 billion at December 31, 2022.

Within our commercial lending portfolios, our Corporate Finance operations offer senior-secured loans to private equity sponsor-owned U.S.-based middle-market companies and to facilities managed by well-established asset managers that mostly provide leveraged loans. The portfolio is composed of floating-rate leveraged asset-based and cash flow/enterprise value loans. Throughout 2023, we continued to prudently grow this portfolio with a disciplined and selective approach to credit quality, which included a greater focus on asset-based loans. This focus includes significant growth of our lender finance business, which provides senior secured revolving credit to facilities managed by asset managers, collateralized by a portfolio of loans. Within our commercial automotive business, we continue to offer a variety of dealer-centric lending products, including automotive dealer revolving lines of credit, term loans, including those to finance dealership land and buildings, acquisitions, and dealer fleet financing. These commercial automotive products are an important aspect of our dealer relationships and offer a secured lending arrangement with strong collateral protections in the event of dealer default. The performance of our commercial credit portfolios continues to remain strong. Commercial nonperforming finance receivables and loans decreased $43 million from December 31, 2022, to $119 million at December 31, 2023. Our total net charge-offs within our commercial lending portfolio increased to $124 million for the year ended December 31, 2023, compared to $55 million for the year ended December 31, 2022. Refer to the *Risk Management* section of the MD&A for further details.

Discontinued Operations

During 2013 and 2012, certain disposal groups met the criteria to be presented as discontinued operations. The remaining activity relates to previous discontinued operations for which we continue to record income taxes, net of valuation allowances, as well as wind-down, legal, and minimal operational costs. For all periods presented, the operating results for these operations have been removed from continuing operations. The MD&A has been adjusted to exclude discontinued operations unless otherwise noted.

Management's Discussion and Analysis

Ally Financial Inc. • Form 10-K

Primary Business Lines

Dealer Financial Services, which includes our Automotive Finance and Insurance operations, Mortgage Finance, and Corporate Finance are our primary business lines. The remaining activity is reported in Corporate and Other, which primarily consists of centralized treasury activities as well as Ally Invest, our digital brokerage and personal advice offering, Ally Lending, our point-of-sale financing business, Ally Credit Card, CRA loans and investments, and certain strategic investments. On December 31, 2023, we committed to sell our point-of-sale financing business, Ally Lending. For further information, refer to Note 2 to the Consolidated Financial Statements. The following table summarizes the operating results excluding discontinued operations of each business line. Operating results for each of the business lines are more fully described in the MD&A sections that follow.

Year ended December 31, ($ in millions)	2023		2022		2021	Favorable/ (unfavorable) 2023–2022 % change	Favorable/ (unfavorable) 2022–2021 % change
Total net revenue							
Dealer Financial Services							
Automotive Finance	$	5,682	$	5,530	$ 5,460	3	1
Insurance		1,545		1,112	1,404	39	(21)
Mortgage Finance		227		248	218	(8)	14
Corporate Finance		501		456	436	10	5
Corporate and Other		259		1,082	688	(76)	57
Total	$	8,214	$	8,428	$ 8,206	(3)	3
Income (loss) from continuing operations before income tax expense							
Dealer Financial Services							
Automotive Finance	$	1,614	$	2,250	$ 3,384	(28)	(34)
Insurance		213		(38)	343	n/m	(111)
Mortgage Finance		92		55	32	67	72
Corporate Finance		307		282	282	9	—
Corporate and Other		(1,143)		(207)	(186)	n/m	(11)
Total	$	1,083	$	2,342	$ 3,855	(54)	(39)

n/m = not meaningful

Management's Discussion and Analysis

Consolidated Results of Operations

The following table summarizes our consolidated operating results for the periods shown. Refer to the reportable operating segment sections of the MD&A that follows for a more complete discussion of operating results by business line. For a discussion of our fiscal 2022 results compared to fiscal 2021, refer to Part II, Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations in our 2022 Annual Report on Form 10-K.

Year ended December 31, ($ in millions)	2023	2022	2021	Favorable/ (unfavorable) 2023-2022 % change	Favorable/ (unfavorable) 2022–2021 % change
Net financing revenue and other interest income					
Total financing revenue and other interest income	$ 13,958	$ 10,621	$ 8,651	**31**	23
Total interest expense	6,897	2,857	1,914	**(141)**	(49)
Net depreciation expense on operating lease assets	860	914	570	**6**	(60)
Net financing revenue and other interest income	6,201	6,850	6,167	**(9)**	11
Other revenue					
Insurance premiums and service revenue earned	1,271	1,151	1,117	**10**	3
Gain on mortgage and automotive loans, net	16	52	87	**(69)**	(40)
Loss on extinguishment of debt	—	—	(136)	**—**	100
Other gain (loss) on investments, net	144	(120)	285	**n/m**	(142)
Other income, net of losses	582	495	686	**18**	(28)
Total other revenue	2,013	1,578	2,039	**28**	(23)
Total net revenue	8,214	8,428	8,206	**(3)**	3
Provision for credit losses	1,968	1,399	241	**(41)**	n/m
Noninterest expense					
Compensation and benefits expense	1,901	1,900	1,643	**—**	(16)
Insurance losses and loss adjustment expenses	422	280	261	**(51)**	(7)
Goodwill impairment	149	—	—	**n/m**	—
Other operating expenses	2,691	2,507	2,206	**(7)**	(14)
Total noninterest expense	5,163	4,687	4,110	**(10)**	(14)
Income from continuing operations before income tax expense	1,083	2,342	3,855	**(54)**	(39)
Income tax expense from continuing operations	61	627	790	**90**	21
Net income from continuing operations	$ 1,022	$ 1,715	$ 3,065	**(40)**	(44)
Financial ratios:					
Return on average assets (a)	**0.53 %**	0.93 %	1.70 %	**n/m**	n/m
Return on average equity (a)	**7.52 %**	11.91 %	18.31 %	**n/m**	n/m
Equity to assets (a)	**6.98 %**	7.77 %	9.26 %	**n/m**	n/m
Common dividend payout ratio (b)	**40.00 %**	23.72 %	10.63 %	**n/m**	n/m

n/m = not meaningful
(a)   The ratios were based on average assets and average total equity using an average daily balance methodology.
(b)   The common dividend payout ratio was calculated using basic earnings per common share.

2023 Compared to 2022

We earned net income from continuing operations of $1.0 billion for the year ended December 31, 2023, compared to $1.7 billion for the year ended December 31, 2022. During the year ended December 31, 2023, results were favorably impacted by higher total financing revenue and other interest income, a decrease in income tax expense from continuing operations, and an increase in other gain on investments, net. These items were more than offset by higher interest expense, provision for credit losses, and noninterest expense for the year ended December 31, 2023.

Net financing revenue and other interest income decreased $649 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. Consumer automotive revenue increased as higher portfolio yields resulting from pricing actions taken in response to rising benchmark interest rates contributed to the increase in revenue. The increase was also impacted by higher average consumer assets resulting from growth in the used-vehicle portfolio, primarily through franchised dealers and national retailers. Commercial automotive

Management's Discussion and Analysis

revenue increased due to higher yields from higher benchmark interest rates, as our commercial automotive loans are generally variable-rate. The increase was also impacted by higher asset balances resulting from improvements in new vehicle supply. Additionally, revenue increased due to the impacts of a higher interest rate environment on the investment securities portfolio and hedging activities, and higher interest associated with cash and cash equivalents and growth within unsecured lending. The increase was more than offset by higher interest expense. We experienced higher interest expense for the year ended December 31, 2023, as compared to 2022, in response to higher benchmark interest rates, which increased our cost of funds associated with our deposit liabilities.

Insurance premiums and service revenue earned was $1.3 billion for the year ended December 31, 2023, compared to $1.2 billion for the year ended December 31, 2022. The increase for the year ended December 31, 2023, was primarily driven by higher P&C earned premium from higher dealer inventory levels, growth in other dealer-related protection products, and higher other premium and service revenue written from non-automotive assumed reinsurance business.

Other gain on investments, net, was $144 million for the year ended December 31, 2023, compared to other loss on investments, net of $120 million for the year ended December 31, 2022. The increase for the year ended December 31, 2023, compared to 2022, was primarily attributable to the performance of equity securities, consistent with broader stock market performance. The increase was partially offset by realized gains from the sale of available-for-sale securities and equity securities during the year ended December 31, 2022, that did not reoccur.

Other income, net of losses increased $87 million for the year ended December 31, 2023, compared to 2022. The increase was primarily driven by net downward adjustments of $9 million related to equity securities without a readily determinable fair value for the year ended December 31, 2023, compared to net downward adjustments (including impairment) of $137 million during the year ended December 31, 2022. Additionally, the increase for the year ended December 31, 2023, was driven by increased late charges and other administrative fees, as delinquencies have increased amid deterioration in macroeconomic conditions, driven by persistent inflation. During the year ended December 31, 2023, we observed a slowing rate of increase in delinquency trends within our consumer automotive loan portfolio, as compared to 2022, as we continue to make adjustments to our underwriting strategies. The increase was partially offset by a decrease in income from equity-method investments.

The provision for credit losses increased $569 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in provision for credit losses for the year ended December 31, 2023, was primarily driven by higher net charge-offs across our consumer portfolios. Refer to the *Risk Management* section of this MD&A for further discussion on our provision for credit losses.

Noninterest expense was $5.2 billion for the year ended December 31, 2023, compared to $4.7 billion for the year ended December 31, 2022. The increase for the year ended December 31, 2023, was driven by increased expenses to support the growth of our consumer product suite and expand our digital capabilities and portfolio of products, and we incurred higher collection and repossession costs. Additionally, insurance losses and loss adjustment expenses increased for the year ended December 31, 2023, as compared to 2022, primarily due to increased losses from our vehicle inventory insurance program attributable to higher weather frequency and severity, growing dealer inventory levels, and higher insured values for non-weather losses. The increase was also driven by a goodwill impairment charge related to the commitment to sell Ally Lending during the year ended December 31, 2023. Refer to Note 2 to the Consolidated Financial Statements for further discussion.

We recognized total income tax expense from continuing operations of $61 million for the year ended December 31, 2023, compared to income tax expense of $627 million for the year ended December 31, 2022. The decrease in income tax expense for the year ended December 31, 2023, compared to 2022, was primarily due to the tax effects of a decrease in pretax earnings, adjustments to the valuation allowance on foreign tax credit carryforwards, and an increase in qualified clean vehicle tax credits for purchased plug-in electric vehicles or fuel cell vehicles. Refer to Note 22 to the Consolidated Financial Statements for further discussion.

Management's Discussion and Analysis

Dealer Financial Services

Results for Dealer Financial Services are presented by reportable operating segment, which includes our Automotive Finance and Insurance operations.

Automotive Finance

Results of Operations

The following table summarizes the operating results of our Automotive Finance operations. The amounts presented are before the elimination of balances and transactions with our other reportable operating segments.

Year ended December 31, ($ in millions)		2023		2022		2021	Favorable/ (unfavorable) 2023-2022 % change	Favorable/ (unfavorable) 2022–2021 % change
Net financing revenue and other interest income								
Consumer	$	6,772	$	5,680	$	5,198	**19**	9
Commercial		1,392		712		514	**96**	39
Loans held-for-sale		7		2		—	**n/m**	n/m
Operating leases		1,550		1,596		1,550	**(3)**	3
Total financing revenue and other interest income		9,721		7,990		7,262	**22**	10
Interest expense		3,500		1,852		1,483	**(89)**	(25)
Net depreciation expense on operating lease assets (a)		860		914		570	**6**	(60)
Net financing revenue and other interest income		5,361		5,224		5,209	**3**	—
Other revenue								
Gain on automotive loans, net		—		26		—	**(100)**	n/m
Other income, net of losses		321		280		251	**15**	12
Total other revenue		321		306		251	**5**	22
Total net revenue		5,682		5,530		5,460	**3**	1
Provision for credit losses		1,618		1,036		53	**(56)**	n/m
Noninterest expense								
Compensation and benefits expense		668		629		571	**(6)**	(10)
Other operating expenses		1,782		1,615		1,452	**(10)**	(11)
Total noninterest expense		2,450		2,244		2,023	**(9)**	(11)
Income from continuing operations before income tax expense	$	1,614	$	2,250	$	3,384	**(28)**	(34)
Total assets	$	115,387	$	111,463	$	103,653	**4**	8

n/m = not meaningful

(a) Includes net remarketing gains of $211 million, $170 million, and $344 million for the years ended December 31, 2023, 2022, and 2021, respectively.

2023 Compared to 2022

Our Automotive Finance operations earned income from continuing operations before income tax expense of $1.6 billion for the year ended December 31, 2023, compared to $2.3 billion for the year ended December 31, 2022. For the year ended December 31, 2023, the decrease was primarily due to higher interest expense and higher provision for credit losses, partially offset by higher financing revenue and other interest income.

Consumer automotive loan financing revenue and other interest income increased $1.1 billion for the year ended December 31, 2023, compared to 2022. Higher portfolio yields resulting from pricing actions taken in response to rising benchmark interest rates contributed to the increase in revenue. The increase was also impacted by higher average consumer assets resulting from growth in the used-vehicle portfolio, primarily through franchised dealers and national retailers.

Commercial loan financing revenue and other interest income increased $680 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily due to higher yields from higher benchmark interest rates, as our commercial automotive loans are generally variable-rate. The increase was also impacted by higher asset balances resulting from improvements in new vehicle supply.

Management's Discussion and Analysis

Interest expense was $3.5 billion for the year ended December 31, 2023, compared to $1.9 billion for the year ended December 31, 2022. The increase for the year ended December 31, 2023, was primarily driven by a higher interest rate environment, resulting in higher funding costs.

Total net operating lease revenue increased $8 million for the year ended December 31, 2023, compared to 2022. The increase in net operating lease revenue was driven by higher remarketing gains on off-lease vehicles, primarily due to normalizing volume trends in the contractually priced buyout channels. Refer to the *Operating Lease Residual Risk Management* section of this MD&A for further discussion.

Total other revenue increased $15 million for the year ended December 31, 2023, compared to 2022. The increase was primarily due to an increase in servicing fees, late charges, and remarketing fee income. The increase in servicing fees was due to the growth in financial assets transferred to a nonconsolidated SPE for which we retain the ongoing right to service the assets. The increase in late charges was due to higher delinquencies amid deterioration in macroeconomic conditions, driven by persistent inflation. During the year ended December 31, 2023, we observed a slowing rate of increase in delinquency trends within our consumer automotive loan portfolio, as compared to 2022, as we continue to make adjustments to our underwriting strategies. The increase in remarketing fee income was primarily due to an increase in remarketing transaction volume through our SmartAuction platform. Refer to Note 11 to the Consolidated Financial Statements for additional information regarding assets sold to nonconsolidated SPEs.

The provision for credit losses increased $582 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in provision for credit losses was primarily driven by higher net charge-offs during the year ended December 31, 2023. Refer to the *Risk Management* section of this MD&A for further discussion on our provision for credit losses.

Total noninterest expense increased $206 million for the year ended December 31, 2023, compared to 2022. The increase was primarily due to expenses to support the growth of our consumer product suite and expand our digital capabilities and portfolio of products. Additionally, we incurred higher collection and repossession costs during the year ended December 31, 2023, as compared to 2022.

The following table presents the average balance and yield of the loan and operating lease portfolios of our Automotive Financing operations.

	2023		2022		2021	
Year ended December 31, ($ in millions)	**Average balance (a)**	**Yield**	Average balance (a)	Yield	Average balance (a)	Yield
Finance receivables and loans, net (b)						
Consumer automotive (c)	$ **84,769**	**7.99 %**	$ 81,499	6.97 %	$ 75,569	6.88 %
Commercial						
Wholesale floorplan (d)	**14,223**	**7.60**	11,418	4.30	11,183	2.61
Other commercial automotive (e)	**5,961**	**5.20**	5,044	4.38	5,273	4.21
Investment in operating leases, net (f)	**9,941**	**6.93**	10,656	6.41	10,518	9.32

(a) Average balances are calculated using an average daily balance methodology.

(b) Nonperforming finance receivables and loans are included in the average balances. For information on our accounting policies regarding nonperforming status, refer to Note 1 to the Consolidated Financial Statements.

(c) Excludes the effects of derivative financial instruments designated as hedges, which is included within Corporate and Other. Including the impact of hedging activities, the yield was 8.79%, 7.19%, and 6.65% for the years ended December 31, 2023, 2022, and 2021, respectively.

(d) Excludes the effects of derivative financial instruments designated as hedges, which is included within Corporate and Other. Including the impact of hedging activities, the yield was 7.70%, 4.49%, and 3.17% for the years ended December 31, 2023, 2022, and 2021, respectively.

(e) Consists primarily of automotive dealer term loans, including those to finance dealership land and buildings, and dealer fleet financing.

(f) Yield includes net gains on the sale of off-lease vehicles of $211 million, $170 million, and $344 million for the years ended December 31, 2023, 2022, and 2021, respectively. Excluding these gains on sale, the yield was 4.81% for both the years ended December 31, 2023, and 2022, and 6.05% for the year ended December 31, 2021.

During the year ended December 31, 2023, our portfolio yield for consumer automotive loans, excluding the impact of hedging activities, increased 102 basis points, as compared to 2022. The increase for the year ended December 31, 2023, was primarily driven by higher portfolio yields resulting from pricing actions. We continued to opportunistically adjust pricing in response to rising benchmark interest rates during 2023. Our portfolio yield for consumer automotive loans, including the effects of derivative financial instruments designated as hedges, was 80 basis points higher than our portfolio yield for consumer automotive loans excluding the effects of derivative financial instruments designated as hedges for the year ended December 31, 2023. This is attributable to the execution of hedging strategies that are used to mitigate interest rate risks. The effects of derivative financial instruments designated as hedges are included within Corporate and Other. Refer to Note 21 to the Consolidated Financial Statements for further discussion.

Our portfolio yield for investment in operating leases, net, including net gains on the sale of off-lease vehicles, was 6.93% for the year ended December 31, 2023, compared to 6.41% for the year ended December 31, 2022. The increase was due to higher remarketing gains on off-lease vehicles. Refer to the section titled *Operating Lease Residual Risk Management* within this MD&A for additional information.

Management's Discussion and Analysis

Automotive Financing Volume

Our Automotive Finance operations provide automotive financing services to consumers and automotive dealers and retailers. For consumers, we provide retail financing and leasing for new and used vehicles, and through our commercial automotive financing operations, we fund dealer purchases of new and used vehicles through wholesale floorplan financing and provide dealer term and revolving loans and automotive fleet financing.

Acquisition and Underwriting

Our consumer underwriting process is focused on multidimensional risk factors and data driven risk-adjusted probabilities that are continuously monitored and routinely updated. Each application is placed into an analytical category based on specific aspects of the applicant's credit profile and loan structure. We then evaluate the application by applying a proprietary credit scoring algorithm tailored to its applicable category. Inputs into this algorithm include, but are not limited to, proprietary scores and deal structure variables such as LTV, new or used vehicle collateral, and term of financing. The output of the algorithm is used to sort applications into various credit tiers (S, A, B, C, D, and E). Credit tiers help determine our primary indication of credit quality and pricing, and are also communicated to the dealer that submitted the application. This process is built on long established credit risk fundamentals to determine both the applicant's ability and willingness to repay. While advances in excess of 100% of the vehicle collateral value at loan origination—notwithstanding cash down and vehicle trade in value—are typical in the industry (primarily due to additional costs such as mechanical warranty contracts, taxes, license, and title fees), our pricing, risk, and underwriting processes are rooted in statistical analysis to manage this risk.

Our underwriting process uses a combination of automated strategies and manual evaluation by an experienced team of dedicated underwriters. Continued advancements in our data-driven risk assessment process have allowed us to methodically increase our use of automated credit decisioning in recent years. This increase in automated decisioning has enhanced the buying experience for our dealer and consumer customers through improved response times, and more consistent credit decisions. Underwriting is also governed by our credit policies, which set forth guidelines such as acceptable transaction parameters and verification requirements. For higher-risk approved transactions, these guidelines require verification of details such as applicant income and employment through documentation provided by the applicant or other data sources. We continue to monitor loss performance across the risk spectrum, which enables us to implement risk mitigation strategies, including pricing increments and curtailment actions on underperforming microsegments.

Underwriters have a limited ability to approve exceptions to the guidelines in our credit policies. For example, an exception may be approved to allow a term or a ratio of payment-to-income, debt-to-income, or LTV greater than that in the guidelines. Exceptions must be approved by underwriters with appropriate approval authority and generally are based on compensating factors. We monitor exceptions with the goal of limiting them to a small portion of approved applications and originated loans, and rarely permit more than a single exception to avoid layered risk.

Consumer Automotive Financing

New- and used-vehicle consumer financing through dealerships takes one of two forms: retail installment sales contracts (retail contracts) and operating lease contracts. We purchase retail contracts for new and used vehicles and operating lease contracts from dealers after those contracts are executed by the dealers and the consumers. Our consumer automotive financing operations generate revenue primarily through finance charges on retail contracts and rental payments on operating lease contracts. In connection with operating lease contracts, we recognize depreciation expense on the vehicle over the operating lease contract period and we may also recognize a gain or loss on the remarketing of the vehicle at the end of the lease.

The amount we pay a dealer for a retail contract is based on the rate of finance charge agreed by the dealer and customer, the negotiated purchase price of the vehicle, any other products such as service contracts, less any vehicle trade-in value, any down payment from the consumer, and any available automotive manufacturer incentives. Under the retail contract, the consumer is obligated to make payments in an amount equal to the purchase price of the vehicle (less any trade-in or down payment) plus finance charges at a rate negotiated between the consumer and the dealer. In addition, the consumer is responsible for charges related to past-due payments. Consistent with industry practice, when we purchase the retail contract, we pay the dealer at a rate discounted below the rate agreed by the dealer and the consumer (generally described in the industry as the "buy rate"). Our agreements with dealers limit the amount of the discount that we will accept. Although we do not own the vehicles that we finance through retail contracts, our agreements require that we hold a perfected security interest in those vehicles.

We set our buy rates using a granular, risk-based methodology factoring in several variables including interest costs, projected net average annualized loss rates at the time of origination, anticipated operating costs, and targeted return on equity. Our underwriting capabilities allow us to manage our risk tolerance levels to quickly react to major changes in the economy. Over the past several years, we have continued to focus on optimizing pricing relative to market interest rates as well as portfolio diversification and the used-vehicle segment, primarily through franchised dealers and automotive retailers, which has contributed to higher yields on our consumer automotive loan portfolio. Commensurate with this shift in origination mix, we continue to maintain disciplined underwriting within our new- and used-consumer automotive loan originations.

Management's Discussion and Analysis

With respect to consumer leasing, we purchase operating lease contracts and the associated vehicles from dealerships after those contracts are executed by the dealers and the consumers. The amount we pay a dealer for an operating lease contract is based on the negotiated price for the vehicle, less any vehicle trade-in, any down payment from the consumer, and any available automotive manufacturer incentives. Under an operating lease, the consumer is obligated to make payments in amounts equal to the amount by which the negotiated purchase price of the vehicle (less any trade-in value, down payment, or any available manufacturer incentives) exceeds the contract residual value (including residual support) of the vehicle at lease termination, plus operating lease rental charges. The consumer is also generally responsible for charges related to past-due payments, excess mileage, excessive wear and tear, and certain disposal fees where applicable. At contract inception, we determine pricing based on the projected residual value of the leased vehicle. This evaluation is primarily based on a proprietary model, which includes variables such as vehicle age, expected mileage, seasonality, segment factors, vehicle type, economic indicators, production cycle, automotive manufacturer incentives, and shifts in used vehicle supply. This internally generated data is compared against third-party, independent data for reasonableness.

Periodically, we revise the projected value of the leased vehicle at termination based on then-current market conditions and adjust depreciation expense, if appropriate, over the remaining life of the contract. Upon termination of the lease, lessees generally have the ability to exercise a purchase option at the stated contractual amount. If the lessee declines to exercise the purchase option, the dealer then has the ability to buy out the vehicle. If neither the lessee or dealer completes the buyout, the vehicle is returned to us and we remarket the vehicle. At termination, our actual sales proceeds from remarketing the vehicle may be higher or lower than the estimated residual value resulting in a gain or loss on remarketing recorded through depreciation expense.

Our standard consumer operating lease contract, SmartLease, requires a monthly payment by the consumer. We also offer an alternative leasing plan, SmartLease Plus, which requires one up-front payment of all operating lease amounts at the time the consumer takes possession of the vehicle.

Our standard consumer lease contracts are operating leases; therefore, credit losses on the operating lease portfolio are not as significant as losses on retail contracts because lease credit losses are primarily limited to past-due payments and assessed fees. Since some of these fees are not assessed until the vehicle is returned, these losses on the operating lease portfolio are correlated with lease termination volume. Operating lease accounts over 30 days past due represented 1.4% and 1.1% of the portfolio at December 31, 2023, and 2022, respectively.

With respect to all financed vehicles, whether subject to a retail contract or an operating lease contract, we require that property damage insurance be obtained by the consumer. In addition, for operating lease contracts, we require that bodily injury, collision, and comprehensive insurance be obtained by the consumer.

Management's Discussion and Analysis

The following table presents retail loan originations and purchases by credit tier and product type.

	Used retail			New retail		
Credit Tier (a)	Volume ($ in billions)	% Share of volume	Average FICO®	Volume ($ in billions)	% Share of volume	Average FICO®
Year ended December 31, 2023						
S	$ 9.1	35	754	$ 5.3	47	751
A	11.1	43	688	4.9	43	687
B	3.8	15	644	1.0	9	654
C	1.1	4	599	0.1	1	623
D	0.5	2	560	—	—	571
E	0.2	1	548	—	—	552
Total retail loan originations	$ 25.8	100	697	$ 11.3	100	710
Year ended December 31, 2022						
S	$ 6.7	22	743	$ 4.4	35	746
A	15.0	50	686	6.7	53	686
B	6.2	21	648	1.4	11	654
C	1.5	4	611	0.1	1	629
D	0.5	2	569	—	—	604
E	0.2	1	553	—	—	541
Total retail loan originations	$ 30.1	100	684	$ 12.6	100	700
Year ended December 31, 2021						
S	$ 5.4	19	736	$ 4.4	34	740
A	13.8	50	682	6.7	50	681
B	6.8	25	648	1.9	15	650
C	1.3	5	610	0.1	1	616
D	0.3	1	563	—	—	585
E	0.1	—	545	—	—	564
Total retail loan originations	$ 27.7	100	679	$ 13.1	100	693

(a) Represents Ally's internal credit score, incorporating numerous borrower and structure attributes including: severity and aging of delinquency; number of credit inquiries; LTV ratio; term; payment-to-income ratio; and debt-to-income ratio. We periodically update our underwriting scorecard, which can have an impact on our credit tier scoring.

The following table presents the percentage of total retail loan originations and purchases, in dollars, by the loan term in months.

Year ended December 31,	**2023**	2022	2021
0–71	**14 %**	14 %	15 %
72–75	**63**	64	66
76 +	**23**	22	19
Total retail loan originations	**100 %**	100 %	100 %

Retail loan originations with a term of 76 months or more represented 23% of total retail loan originations for the year ended December 31, 2023, compared to 22% for the year ended December 31, 2022. Substantially all the loans originated with a term of 76 months or more during both the years ended December 31, 2023, and 2022, were considered to be prime and in credit tiers S, A, or B. Our underwriting processes are designed to consider various deal structure variables—such as payment-to-income, LTV, debt-to-income, and FICO® score—that compensate for longer loan terms and mitigate underwriting risk.

During the year ended December 31, 2023, approximately 83% of our used retail loan originations were for vehicles with a model year of 2017 or newer. According to the Bureau of Transportation Statistics, the average age of light vehicles in operation in the United States during 2022 was approximately 12 years. Substantially all used retail loan originations with a term of 76 months or more during the year ended December 31, 2023, were for vehicles with a model year of 2017 or newer.

Management's Discussion and Analysis

The following table presents the percentage of total outstanding retail loans by origination year.

December 31,	2023	2022	2021
Pre-2019	3 %	7 %	17 %
2019	4	8	15
2020	8	13	22
2021	18	28	46
2022	29	44	—
2023	38	—	—
Total retail	100 %	100 %	100 %

The following tables present the total retail loan and operating lease origination and purchase dollars and percentage mix by product type and by channel.

Year ended December 31, *($ in millions)*	Consumer automotive financing originations			% Share of Ally originations		
	2023	2022	2021	2023	2022	2021
Used retail	$ 25,813	$ 30,107	$ 27,743	65	65	60
New retail	11,310	12,579	13,141	28	27	28
Lease	2,858	3,665	5,369	7	8	12
Total consumer automotive financing originations (a)	$ 39,981	$ 46,351	$ 46,253	100	100	100

(a)   Includes CSG originations of $5.0 billion, $5.7 billion, and $4.7 billion for the years ended December 31, 2023, 2022, and 2021, respectively.

Year ended December 31, *($ in millions)*	Consumer automotive financing originations			% Share of Ally originations		
	2023	2022	2021	2023	2022	2021
GM dealers	$ 9,017	$ 10,025	$ 9,584	23	22	21
Stellantis dealers	8,281	10,396	11,989	20	22	26
Other dealers and automotive retailers						
OEM-franchised dealers	13,177	15,864	16,258	33	34	35
Non-OEM-franchised dealers and automotive retailers	9,506	10,066	8,422	24	22	18
Total other dealers and automotive retailers	22,683	25,930	24,680	57	56	53
Total consumer automotive financing originations	$ 39,981	$ 46,351	$ 46,253	100	100	100

Total consumer automotive loan and operating lease originations decreased $6.4 billion for the year ended December 31, 2023, compared to 2022. The decrease was primarily driven by our dynamic underwriting strategies, including strategic pricing and curtailment actions to optimize our risk appetite and returns.

We have included origination metrics by loan term and FICO® Score within this MD&A. In addition, we employ our own risk evaluation, including proprietary risk models, in evaluating credit risk, as described in the section above titled *Automotive Financing Volume —Acquisition and Underwriting*.

Management's Discussion and Analysis

Ally Financial Inc. • Form 10-K

The following table presents the percentage of retail loan and operating lease originations and purchases, in dollars, by FICO® Score and product type. We define prime consumer automotive loans primarily as those loans with a FICO® Score at origination of 620 or greater.

Year ended December 31, 2023	Used retail	New retail	Lease
760 +	21 %	20 %	48 %
720–759	14	13	17
660–719	30	29	22
620–659	19	18	9
540–619	9	3	2
< 540	3	—	—
Unscored (a)	4	17	2
Total consumer automotive financing originations	100 %	100 %	100 %
Year ended December 31, 2022			
760 +	14 %	15 %	47 %
720–759	12	12	18
660–719	33	33	23
620–659	24	21	8
540–619	10	3	2
< 540	2	—	—
Unscored (a)	5	16	2
Total consumer automotive financing originations	100 %	100 %	100 %
Year ended December 31, 2021			
760 +	11 %	14 %	43 %
720–759	12	11	20
660–719	34	33	24
620–659	27	24	10
540–619	11	5	2
< 540	2	—	—
Unscored (a)	3	13	1
Total consumer automotive financing originations	100 %	100 %	100 %

(a)   Unscored are primarily CSG contracts with business entities that have no FICO® Score.

Originations with a FICO® Score of less than 620 (considered nonprime) represented 9% of total consumer loan and operating lease originations for each of the years ended December 31, 2023, 2022, and 2021. Consumer loans and operating leases with FICO® Scores of less than 540 represented 2% of total originations for the year ended December 31, 2023, and 1% of total originations for both the years ended December 31, 2022, and 2021. Nonprime applications are subject to more stringent underwriting criteria (for example, minimum payment-to-income ratio, maximum debt-to-income ratio, and maximum amount financed), and our nonprime loan portfolio generally does not include any loans with a term of 76 months or more. The carrying value of our held-for-investment, nonprime consumer automotive loans before allowance for loan losses was $8.7 billion and $8.8 billion at December 31, 2023, and December 31, 2022, respectively, or approximately 10.3% and 10.6% of our total consumer automotive loans at December 31, 2023, and December 31, 2022. For discussion of our credit-risk-management practices and performance, refer to the section titled *Risk Management*.

During the first quarter of 2024, we amended our relationship with Carvana, a leading e-commerce platform for buying and selling used vehicles. Specifically, we maintained our committed facility at a maximum of $4.0 billion to support our continued efforts to optimize risk-adjusted returns. This commitment is effective for 364 days. As part of the agreement, we continue to purchase finance receivables on a periodic basis within prescribed eligibility requirements and risk appetite, consistent with purchase practices in prior years. All the finance receivables purchased through this channel are used vehicles, and are included in non-OEM-franchised dealers and automotive retailers in our consumer origination metrics. While different vintages exhibit varying performance, collectively to date, finance receivables purchased from Carvana have exhibited consistent delinquency and loss performance compared to loans with similar credit characteristics acquired through our indirect dealer channel. Consumer finance receivables and loans sourced from Carvana represented 8.2% of our total consumer automotive finance receivables and loans as of December 31, 2023. During the year ended December 31, 2023, loan purchases from Carvana were 9% of our total consumer automotive financing originations.

Management's Discussion and Analysis

Manufacturer Marketing Incentives

Automotive manufacturers may elect to sponsor incentive programs on retail contracts and operating leases by subsidizing finance rates below market rates. These marketing incentives are also referred to as rate support or subvention. When an automotive manufacturer subsidizes the finance rate, we are compensated at contract inception for the present value of the difference between the manufacturer-supported customer rate and our standard rate. For a retail contract, we defer and recognize this amount as a yield adjustment over the life of the contract. For an operating lease contract, this payment reduces our cost basis in the underlying operating lease asset.

Automotive manufacturers may also elect to sponsor incentives, referred to as residual support, on operating leases. When an automotive manufacturer provides residual support, we receive payment at contract inception that increases the contractual operating lease residual value resulting in a lower operating lease payment from the customer. The payment received from the automotive manufacturer reduces our cost basis in the underlying operating lease asset. Other operating lease incentive programs sponsored by automotive manufacturers may be made at contract inception indirectly through dealers, which also reduces our cost basis in the underlying operating lease asset.

Under what the automotive finance industry refers to as "pull-ahead programs," consumers may be encouraged by the manufacturer to terminate operating leases early in conjunction with the acquisition of a new vehicle. As part of these programs, we may waive all or a portion of the customer's remaining payment obligation. Under most programs, the automotive manufacturer compensates us for a portion of the foregone revenue from the waived payments. This compensation may be partially offset to the extent that our remarketing sales proceeds are higher than otherwise would be realized if the vehicle had been remarketed upon contract maturity.

Servicing

We have historically serviced all retail contracts and operating leases we originated, including a small amount of retail contracts originated as held-for-sale. On occasion, we have sold a portion of the retail contracts we originated through whole-loan sales and securitizations, but generally retained the right to service and earn a servicing fee for our servicing functions. As of December 31, 2023, we serviced 91% of our consumer automotive loan portfolio.

Servicing activities consist largely of collecting and processing customer payments, responding to customer concerns and inquiries, processing customer requests (including those for payoff quotes, total-loss handling, and payment modifications), maintaining a perfected security interest in the financed vehicle, engaging in collections activity, and disposing of off-lease and repossessed vehicles. Servicing activities are generally consistent across our Automotive Finance operations; however, certain practices may be influenced by state laws.

Our customers have the option to receive monthly billing statements and remit payment by mail or through electronic fund transfers, or to establish online web-based account administration through Ally Auto Online Services. Customer payments are processed by regional third-party processing centers that electronically transfer payment information to customers' accounts.

Collections activity includes initiating contact with customers who fail to comply with the terms of the retail contract or operating lease agreement by sending reminder notices or contacting customers via various channels when an account becomes 3 to 7 days past due. The type of collection treatment and level of intensity increases as the account becomes more delinquent. The nature and timing of these activities depend on the repayment risk of the account.

During the collections process, we may offer a payment extension to a customer experiencing temporary financial difficulty. A payment extension enables the customer to delay monthly payments for 30, 60, or 90 days. Extensions granted to a customer typically do not exceed 90 days in the aggregate during any 12-month period or 180 days in aggregate over the life of the contract. During the extension period, finance charges continue to accrue. If the customer's financial difficulty is not temporary but we believe the customer is willing and able to repay their loan at a lower payment amount, we may offer to modify the remaining obligation through a rewrite, extending the term and lowering the interest rate. In the event of a rewrite, the outstanding balance generally remains unchanged. The use of extensions and other modifications help us mitigate financial loss. Extensions may assist in cases where we believe the customer will recover from short-term financial difficulty and resume regularly scheduled payments. Modifications may also be utilized in cases where we believe customers can fulfill the obligation with lower payments over a longer period. Before offering an extension or modification, we evaluate and take into account the capacity of the customer to meet the revised payment terms. We generally do not consider extensions that fall within our policy guidelines to represent more than an insignificant delay in payment, and therefore, they are not considered loan modifications for reporting purposes. Although the granting of an extension could delay the eventual charge-off of an account, typically we are able to repossess and sell the related collateral, thereby mitigating the loss. At both December 31, 2023, and December 31, 2022, 14.8% of the total amount outstanding in the servicing portfolio had been granted an extension or was rewritten.

Subject to legal considerations, we generally begin repossession activity once an account is at least 90 days past due. Repossession may occur earlier if we determine the customer is unwilling to pay, the vehicle is in danger of being damaged or hidden, or the customer voluntarily surrenders the vehicle. We assign accounts to approved third-party repossession vendors, who handle the repossession activity on our behalf. Any disruptions in the repossession process could impact our ability to timely or successfully repossess the vehicle. Generally, after repossession, the customer is given a period of time to redeem the vehicle or reinstate the contract by paying off the account or bringing the account current, respectively. If the vehicle is not redeemed or the contract is not reinstated, the vehicle is sold at auction. Generally, the proceeds do not cover the unpaid balance, including unpaid earned finance charges and allowable expenses, and the resulting deficiency is charged-off. Asset recovery centers pursue collections on accounts that have been charged-off, including those accounts where the vehicle was repossessed, and skip accounts where the vehicle cannot be located.

Management's Discussion and Analysis

Our total consumer automotive loan and lease serviced portfolio was $88.5 billion and $87.6 billion at December 31, 2023, and 2022, respectively, compared to our on-balance sheet consumer automotive loan and lease serviced portfolio of $86.0 billion and $87.4 billion.

Remarketing and Sales of Leased Vehicles

When we acquire an operating lease, we assume ownership of the vehicle from the dealer. Neither the consumer nor the dealer is responsible for the value of the vehicle at the time of lease termination. When vehicles are not purchased by customers or the receiving dealer at scheduled lease termination, the vehicle is returned to us for remarketing. We generally bear the risk of loss to the extent the value of a leased vehicle upon remarketing is below the expected residual value. Conversely, we may recognize a remarketing gain when the proceeds from a returned vehicle are greater than the expected residual value. Our ability to efficiently process and effectively market off-lease vehicles affects the disposal costs and the proceeds realized from vehicle sales. Our methods of vehicle sales at lease termination primarily include the following:

- *Sale to lessee* — The lessee has the first opportunity to purchase the off-lease vehicle at the end of the lease term for the price stated in the lease agreement, which equals the contract residual value determined at origination.

- *Sale to dealer* — After the lessee declines an option to purchase the off-lease vehicle, the dealer who accepts it has the opportunity to purchase it directly from us at a price we define.

- *Internet auctions* — Once the lessee and the dealer decline to purchase the off-lease vehicle, we offer it to dealers and other third parties through our proprietary internet site (SmartAuction). Through SmartAuction, we seek to maximize the net sales proceeds from an off-lease vehicle by reducing the time between vehicle return and ultimate disposition, reducing holding costs, and broadening the number of prospective buyers. We use SmartAuction for our own vehicles and make it available for third-party use. We earn a service fee for every third-party vehicle sold through SmartAuction, which includes the cost of ClearGuard coverage, our protection product designed to assist in minimizing the risk to dealers of arbitration claims for eligible vehicles. In 2023, approximately 505,000 vehicles were sold through SmartAuction, as compared to approximately 336,000 in 2022.

- *Physical auctions* — We dispose of an off-lease vehicle not purchased at termination by the lessee or dealer or sold on SmartAuction through traditional third-party, physical auctions. We are responsible for handling decisions at the auction including arranging for inspections, authorizing repairs and reconditioning, and determining whether bids received at auction should be accepted.

We employ an internal team, including statisticians, to manage our analysis of projected used vehicle values and residual risk. This team aids in the pricing of new operating leases, managing the disposal process including vehicle concentration risk, geographic optimization of vehicles to maximize gains, disposal platform (internet vs. physical), and evaluating our residual risk on a real-time basis. This team tracks market movements of used vehicles using data down to the VIN level including trim and options, vehicle age, mileage, and seasonality factors that we feel are more relevant than other published indices (for example, Manheim, NADA). This analysis includes vehicles sold on our SmartAuction platform, as well as vehicles sold through Manheim, ADESA, and over 200 independent physical auction sites. We believe this analysis gives us a competitive advantage over our peers.

Commercial Automotive Financing

Automotive Wholesale Dealer Financing

One of the most important aspects of our dealer relationships is providing wholesale floorplan financing for new- and used-vehicle inventories at dealerships. Wholesale floorplan financing, including syndicated loan arrangements, represents the largest portion of our commercial automotive financing business and is the primary source of funding for dealers' purchases of new and used vehicles.

Wholesale floorplan financing is generally extended in the form of lines of credit to individual dealers. These lines of credit are secured by the vehicles financed and all other vehicle inventory, which provide strong collateral protection in the event of dealership default. Additional collateral (for example, blanket lien over all dealership assets) or other credit enhancements (for example, personal guarantees from dealership owners) are generally obtained to further mitigate credit risk. Furthermore, in some cases, we may benefit from situations where an automotive manufacturer repurchases vehicles. These repurchases may serve as an additional layer of protection in the event of repossession of dealership new-vehicle inventory or dealership franchise termination. The amount we advance to dealers for a new vehicle is equal to 100% of the manufacturer's wholesale invoice price, subject to payment curtailment schedules. The amount we advance to dealers for a used vehicle is typically 90–100% of the dealer's cost of acquiring it. Interest on wholesale floorplan financing is generally payable monthly. The majority of wholesale floorplan financing is structured to yield interest at a floating rate indexed to the Prime Rate. The rate for a particular dealer is based on, among other things, competitive factors, the size of the account, and the dealer's creditworthiness. Additionally, under our Ally Dealer Rewards Program, dealers benefit in certain circumstances from wholesale-floorplan-financing incentives, which we pay and account for as a reduction to interest income in the period they are earned.

Under our wholesale-floorplan-financing agreement, a dealership is generally required to pay the principal amount financed for a vehicle within a specified number of days following the dealership's sale or lease of the vehicle. The agreement also affords us the right to demand payment of all amounts owed under the wholesale credit line at any time. We, however, generally make this demand only if we terminate the credit line, the dealer defaults, or a risk-based reason exists to do so.

Management's Discussion and Analysis

Commercial Wholesale Financing Volume

The following table presents the percentage of average balance of our commercial wholesale floorplan finance receivables, in dollars, by product type and by channel.

	Average balance		
Year ended December 31, ($ in millions)	**2023**	2022	2021
Stellantis new vehicles	**40 %**	31 %	32 %
Used vehicles	**24**	44	34 %
GM new vehicles	**22**	17	20
Other new vehicles	**14**	8	14
Total	**100 %**	100 %	100 %
Total commercial wholesale finance receivables	**$ 14,223**	$ 11,418	$ 11,183

Average commercial wholesale financing receivables outstanding increased $2.8 billion during the year ended December 31, 2023, as compared to 2022. The increase for the year ended December 31, 2023, as compared to 2022, was primarily due to increased industry-wide new vehicle inventory levels. This was partially offset by reduced used vehicle inventory levels across the automotive industry.

As of December 31, 2023, Carvana's commercial line of credits totaled $1.5 billion, with a scheduled maturity in the third quarter of 2025. The line of credit represents a commitment to fund Carvana's wholesale floorplan financing of used vehicles and is consistent in form and structure with our other wholesale floorplan financing arrangements. This includes the line of credit being fully collateralized to mitigate counterparty credit risk in the event of a default. On August 31, 2023, Carvana announced the following final results of its previously announced debt exchange offers: reduction in total debt by over $1.3 billion, extension of maturities, and lowering of near-term cash interest expense by more than $455 million each year for the next two years. Prior to that announcement, Carvana had asked us to consent to Carvana offering a second-priority lien on much of our collateral in connection with the debt exchange offers described in the August 31, 2023, announcement and other debt exchange offers contemplated in prior Carvana announcements. On September 1, 2023, we consented to this request in the context of our long-standing business relationship with Carvana and on terms that maintain our collateral position. At December 31, 2023, Carvana's gross wholesale floorplan assets outstanding balance was $113 million.

Other Commercial Automotive Financing

We also provide other forms of commercial financing for the automotive industry including automotive dealer term and revolving loans and automotive fleet financing. Automotive dealer term and revolving loans are loans that we make to dealers to finance other aspects of the dealership business, including acquisitions. These loans are usually secured by real estate or other dealership assets and are typically personally guaranteed by the individual owners of the dealership. Additionally, these loans generally include cross-collateral and cross-default provisions. Automotive fleet financing credit lines may be obtained by dealers, their affiliates, and other independent companies that are used to purchase vehicles, which they lease or rent to others. The average balances of other commercial automotive loans increased $917 million for the year ended December 31, 2023, compared to 2022, to an average of $6.0 billion for the year ended December 31, 2023.

Servicing and Monitoring

We service all of the wholesale credit lines in our portfolio and the associated wholesale automotive finance receivables. A statement setting forth billing and account information is distributed on a monthly basis to each dealer. Interest and other nonprincipal charges are billed in arrears and are required to be paid immediately upon receipt of the monthly billing statement. Generally, dealers remit payments to us through ACH transactions initiated by the dealer through a secure web application.

We manage risk related to wholesale floorplan financing by assessing dealership borrowers using a proprietary model based on various factors, including their capital sufficiency, operating performance, and credit and payment history. This model assigns dealership borrowers a risk rating that affects the amount of the line of credit and the ongoing risk management of the account. We monitor the level of borrowing under each dealer's credit line daily. We may adjust the dealer's credit line if warranted, based on the dealership's vehicle sales rate, and temporarily suspend the granting of additional credit, or take other actions following evaluation and analysis of the dealer's financial condition.

We periodically inspect and verify the existence of dealer vehicle inventories. The timing of these collateral audits varies, and no advance notice is given to the dealer. Among other things, audits are intended to assess dealer compliance with the financing agreement and confirm the status of our collateral.

Insurance

Results of Operations

The following table summarizes the operating results of our Insurance operations. The amounts presented are before the elimination of balances and transactions with our other reportable segments.

Year ended December 31, *($ in millions)*	2023	2022	2021	Favorable/ (unfavorable) 2023-2022 % change	Favorable/ (unfavorable) 2022–2021 % change
Insurance premiums and other income					
Insurance premiums and service revenue earned	$ 1,271	$ 1,151	$ 1,117	10	3
Interest and dividends on investment securities, cash and cash equivalents, and other earning assets, net (a)	117	89	59	31	51
Other gain (loss) on investments, net (b)	144	(143)	216	n/m	(166)
Other income	13	15	12	(13)	25
Total insurance premiums and other income	1,545	1,112	1,404	39	(21)
Expense					
Insurance losses and loss adjustment expenses	422	280	261	(51)	(7)
Acquisition and underwriting expense					
Compensation and benefits expense	108	101	92	(7)	(10)
Insurance commissions expense	636	610	562	(4)	(9)
Other expenses	166	159	146	(4)	(9)
Total acquisition and underwriting expense	910	870	800	(5)	(9)
Total expense	1,332	1,150	1,061	(16)	(8)
Income (loss) from continuing operations before income tax expense	$ 213	$ (38)	$ 343	n/m	(111)
Total assets	$ 9,081	$ 8,659	$ 9,381	5	(8)
Insurance premiums and service revenue written	$ 1,275	$ 1,103	$ 1,197	16	(8)
Combined ratio (c)	103.7 %	98.6 %	93.9 %		

n/m = not meaningful

(a) Includes interest expense of $32 million, $37 million, and $58 million for the years ended December 31, 2023, 2022, and 2021, respectively.
(b) Includes net unrealized gains on equity securities of $110 million for the year ended December 31, 2023, and net unrealized losses on equity securities of $210 million and $10 million for the years ended December 31, 2022, and 2021, respectively.
(c) Management uses a combined ratio as a primary measure of underwriting profitability. Underwriting profitability is indicated by a combined ratio under 100% and is calculated as the sum of all incurred losses and expenses (excluding interest and income tax expense) divided by the total of premiums and service revenue earned and other income (excluding interest, dividends, and other investment activity).

2023 Compared to 2022

Our Insurance operations generated income from continuing operations before income tax expense of $213 million for the year ended December 31, 2023, compared to a loss of $38 million for the year ended December 31, 2022. The increase for the year ended December 31, 2023, was primarily driven by higher net investment gains and increases in insurance premiums and service revenue earned, which were partially offset by increases in insurance losses and loss adjustment expenses.

Insurance premiums and service revenue earned was $1.3 billion for the year ended December 31, 2023, compared to $1.2 billion for the same period in 2022. The increase for the year ended December 31, 2023, was primarily driven by higher P&C earned premium from higher dealer inventory levels, growth in other dealer-related protection products, and higher other premium and service revenue written from non-automotive assumed reinsurance business.

Other gain on investments, net was $144 million for the year ended December 31, 2023, compared to other loss on investments, net of $143 million for the same period in 2022. The increase for the year ended December 31, 2023, was primarily attributable to the performance of equity securities, consistent with broader stock market performance.

Insurance losses and loss adjustment expenses totaled $422 million for the year ended December 31, 2023, compared to $280 million for the same period in 2022. Loss and loss adjustment expenses for the year ended December 31, 2023, increased primarily due to increased losses from our vehicle inventory insurance program attributable to higher weather frequency and severity, growing dealer inventory levels, and higher insured values for non-weather losses. During the year ended December 31, 2023, weather-related loss and loss adjustment expenses from our vehicle inventory insurance program was $90 million, compared to $34 million during the same period in 2022. We utilized our excess of loss reinsurance and ceded weather-related losses on our vehicle inventory insurance program for the first and third quarters of 2023 as losses exceeded the retention limits of $14 million and $21 million, respectively. In April 2023, we renewed our annual

Management's Discussion and Analysis

excess of loss reinsurance agreement and continue to utilize this coverage for our vehicle inventory insurance to manage our risk of weather-related losses under which retention limits vary for each quarter. Additionally, higher GAP losses for the year ended December 31, 2023, were primarily driven by higher loss frequency and severity following vehicle value normalization. Losses also increased commensurate with portfolio growth from other dealer-related protection products in our P&C business and growth in non-automotive assumed reinsurance business.

Our combined ratio was 103.7% for the year ended December 31, 2023, compared to 98.6% for the same period in 2022. The increase was primarily driven by an increase in insurance losses and loss adjustment expense during the year ended December 31, 2023, partially offset by higher earned premiums. In particular, the increase was primarily driven by increased weather frequency and severity in our P&C business, higher GAP losses that were primarily driven by higher loss frequency and severity following used vehicle normalization and higher loss severity from VSCs as a result of higher vehicle part and labor costs.

Premium and Service Revenue Written

The following table summarizes premium and service revenue written by product, net of premiums ceded to reinsurers, and premiums and service revenue assumed from third-parties. VSC and GAP revenue are earned over the life of the service contract on a basis proportionate to the anticipated loss pattern. Refer to Note 3 to the Consolidated Financial Statements for further discussion of this revenue stream.

Year ended December 31, ($ in millions)	2023	2022	2021
Finance and insurance products			
Vehicle service contracts	$ 713	$ 702	$ 838
Guaranteed asset protection and other finance and insurance products (a)	233	175	162
Total finance and insurance products	946	877	1,000
Property and casualty insurance (b)	287	215	197
Other premium and service revenue written (c)	42	11	—
Total	$ 1,275	$ 1,103	$ 1,197

(a) Other financial and insurance products include VMCs, ClearGuard, and other ancillary products.
(b) P&C insurance includes vehicle inventory insurance and dealer ancillary products including property and liability coverage underwritten by a third-party carrier earned on a straight-line basis.
(c) Primarily includes non-automotive assumed reinsurance and revenue associated with performing services as an underwriting carrier.

Insurance premiums and service revenue written was $1.3 billion for the year ended December 31, 2023, compared to $1.1 billion for the same period in 2022. The increase was primarily due to higher written premiums from our P&C business from rising dealer inventory levels and growth in other dealer property and liability products. The increase was also impacted by higher F&I premiums for other ancillary products in the U.S. and higher volume in Canada, partially offset by a continued shift in VSC product mix toward dealer reinsurance structures, where we earn a fee to administer the contract and cede premium and losses from the contract to the dealer's reinsurance company. Additionally, the increase was also driven by growth in other premium and service revenue written from non-automotive assumed reinsurance business.

Cash and Investments

A significant aspect of our Insurance operations is the investment of proceeds from premiums and other revenue sources. We use these investments to satisfy our obligations related to future claims at the time these claims are settled. Our Insurance operations have an Investment Committee, which develops guidelines and strategies for these investments. The guidelines established by this committee reflect our risk appetite, liquidity requirements, regulatory requirements, and rating agency considerations, among other factors.

Management's Discussion and Analysis

The following table summarizes the composition of our Insurance operations cash and investment portfolio at fair value.

December 31, ($ in millions)	2023	2022
Cash and cash equivalents		
Noninterest-bearing cash	$ 74	$ 91
Interest-bearing cash	418	401
Total cash and cash equivalents	492	492
Equity securities	788	675
Available-for-sale securities		
Debt securities		
U.S. Treasury and federal agencies	494	485
U.S. States and political subdivisions	390	474
Foreign government	183	146
Agency mortgage-backed residential	961	1,026
Mortgage-backed residential	225	235
Corporate debt	1,800	1,719
Total available-for-sale securities (amortized cost of $4,484 and $4,636)	4,053	4,085
Total cash, cash equivalents, and securities	$ 5,333	$ 5,252

In addition to these cash and investment securities, the Insurance segment has interest-bearing intercompany arrangements with Corporate and Other, callable on demand. The intercompany loan balance due to Insurance was $619 million and $417 million at December 31, 2023, and December 31, 2022, respectively, and related interest income of $10 million and $9 million was recognized for the years ended December 31, 2023, and 2022.

Management's Discussion and Analysis

Mortgage Finance

Results of Operations

The following table summarizes the activities of our Mortgage Finance operations. The amounts presented are before the elimination of balances and transactions with our reportable segments.

Year ended December 31, *($ in millions)*	2023		2022		2021		Favorable/ (unfavorable) 2023-2022 % change	Favorable/ (unfavorable) 2022-2021 % change
Net financing revenue and other interest income								
Total financing revenue and other interest income	$	**600**	$	575	$	407	**4**	41
Interest expense		**389**		354		283	**(10)**	(25)
Net financing revenue and other interest income		**211**		221		124	**(5)**	78
Gain on mortgage loans, net		**16**		26		87	**(38)**	(70)
Other income, net of losses		**—**		1		7	**(100)**	(86)
Total other revenue		**16**		27		94	**(41)**	(71)
Total net revenue		**227**		248		218	**(8)**	14
Provision for credit losses		**(3)**		3		(1)	**n/m**	n/m
Noninterest expense								
Compensation and benefits expense		**20**		23		22	**13**	(5)
Other operating expenses		**118**		167		165	**29**	(1)
Total noninterest expense		**138**		190		187	**27**	(2)
Income from continuing operations before income tax expense	$	**92**	$	55	$	32	**67**	72
Total assets	$	**18,512**	$	19,529	$	17,847	**(5)**	9

n/m = not meaningful

2023 Compared to 2022

Our Mortgage Finance operations earned income from continuing operations before income tax expense of $92 million for the year ended December 31, 2023, compared to $55 million for the year ended December 31, 2022. The increase for the year ended December 31, 2023, was primarily driven by lower noninterest expense, partially offset by lower net financing revenue and other interest income and gain on mortgage loans, net.

Net financing revenue and other interest income was $211 million for the year ended December 31, 2023, compared to $221 million for the year ended December 31, 2022. The decrease in net financing revenue and other interest income for the year ended December 31, 2023, was primarily driven by a higher interest rate environment, which resulted in a decrease in asset balances due to lower origination volume and an increase in the cost of funds. This was partially offset by lower prepayment activity, which resulted in lower premium amortization. Premium amortization was $3 million for the year ended December 31, 2023, compared to $18 million for the year ended December 31, 2022. During the year ended December 31, 2023, we purchased $21 million of mortgage loans that were originated by third parties, compared to $2.8 billion during the year ended December 31, 2022. We originated $143 million of mortgage loans held-for-investment during the year ended December 31, 2023, compared to $1.1 billion during the year ended December 31, 2022.

Gain on sale of mortgage loans, net, was $16 million for the year ended December 31, 2023, compared to $26 million for the year ended December 31, 2022. The decrease for the year ended December 31, 2023, was attributable to lower volume on direct-to-consumer mortgage originations and the subsequent sale of these loans to BMC. We originated $812 million of loans held-for-sale during the year ended December 31, 2023, compared to $2.1 billion during the year ended December 31, 2022.

The provision for credit losses decreased $6 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease in provision for credit losses for the year ended December 31, 2023, was primarily driven by a decrease in the portfolio size. Refer to the *Risk Management* section of this MD&A for further discussion on our provision for credit losses.

Total noninterest expense was $138 million for the year ended December 31, 2023, compared to $190 million for the year ended December 31, 2022. The decrease for the year ended December 31, 2023, was primarily driven by lower operating expenses due to lower origination volumes. These costs are generally scalable with our origination volume as a result of our strategic partnership with BMC.

The following table presents the total UPB of purchases and originations of consumer mortgages held-for-investment, by FICO® Score at the time of acquisition.

FICO® Score		Volume ($ in millions)	% Share of volume
Year ended December 31, 2023			
740 +	$	145	89
720–739		9	6
700–719		5	3
680–699		4	2
660–679		1	—
Total consumer mortgage financing volume	$	164	100
Year ended December 31, 2022			
740 +	$	3,217	83
720–739		388	10
700–719		235	6
680–699		51	1
660–679		2	—
Total consumer mortgage financing volume	$	3,893	100
Year ended December 31, 2021			
740 +	$	9,830	90
720–739		783	7
700–719		268	3
680–699		12	—
Total consumer mortgage financing volume	$	10,893	100

During the year ended December 31, 2023, we purchased and originated fewer consumer mortgage held-for-investment loans, as compared to the same period in 2022. The decrease was primarily driven by the elevated interest rate environment. Our origination levels were also impacted as we look to strategically deploy capital efficiently across our multiple business lines. When interest rates rise, the likelihood of refinancing decreases and origination volumes tend to decrease.

The following table presents the net UPB, net UPB as a percentage of total, WAC, premium net of discounts, LTV, and FICO® Scores for the products in our Mortgage Finance held-for-investment loan portfolio.

Product		Net UPB (a) ($ in millions)	% of total net UPB	WAC		Net premium (discount) ($ in millions)	Average refreshed LTV (b)	Average refreshed FICO® (c)
December 31, 2023								
Adjustable-rate	$	419	2	3.77 %	$	1	52.95 %	775
Fixed-rate		18,028	98	3.19		(6)	52.22	782
Total	$	18,447	100	3.20	$	(5)	52.24	782
December 31, 2022								
Adjustable-rate	$	408	2	3.18 %	$	2	52.64 %	771
Fixed-rate		19,039	98	3.18		(4)	54.69	782
Total	$	19,447	100	3.18	$	(2)	54.65	781

(a) Represents UPB, net of charge-offs.
(b) Updated home values were derived using a combination of appraisals, broker price opinions, automated valuation models, and metropolitan statistical area level house price indices.
(c) Updated to reflect changes in credit score since loan origination.

Management's Discussion and Analysis

Corporate Finance

Results of Operations

The following table summarizes the activities of our Corporate Finance operations. The amounts presented are before the elimination of balances and transactions with our reportable segments.

Year ended December 31, ($ in millions)	2023	2022	2021	Favorable/ (unfavorable) 2023-2022 % change	Favorable/ (unfavorable) 2022-2021 % change
Net financing revenue and other interest income					
Interest and fees on finance receivables and loans	$ 967	$ 527	$ 334	**83**	58
Interest on loans held-for-sale	**13**	19	11	**(32)**	73
Interest expense	**583**	212	37	**(175)**	n/m
Net financing revenue and other interest income	**397**	334	308	**19**	8
Total other revenue	**104**	122	128	**(15)**	(5)
Total net revenue	**501**	456	436	**10**	5
Provision for credit losses	**52**	43	38	**(21)**	(13)
Noninterest expense					
Compensation and benefits expense	**78**	75	70	**(4)**	(7)
Other operating expenses	**64**	56	46	**(14)**	(22)
Total noninterest expense	**142**	131	116	**(8)**	(13)
Income from continuing operations before income tax expense	$ 307	$ 282	$ 282	**9**	—
Total assets	$ 11,212	$ 10,544	$ 7,950	6	33

n/m = not meaningful

2023 Compared to 2022

Our Corporate Finance operations earned income from continuing operations before income tax expense of $307 million for the year ended December 31, 2023, compared to $282 million for the year ended December 31, 2022. The increase for the year ended December 31, 2023, was primarily due to higher net financing revenue and other interest income, partially offset by lower total other revenue and higher noninterest expense, as compared to the year ended December 31, 2022.

Net financing revenue and other interest income was $397 million for the year ended December 31, 2023, compared to $334 million for the year ended December 31, 2022. The increase for the year ended December 31, 2023, was primarily due to higher average assets from continued growth in the portfolio, as well as higher interest income resulting from higher rates as all loans in the portfolio are variable rate. This was partially offset by an increase in interest expense as benchmark interest rates continued to rise.

Other revenue decreased $18 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease was primarily due to lower net investment gains, driven by a gain from the sale of a previously restructured exposure recognized during the year ended December 31, 2022. The decrease was partially offset by higher fee income for the year ended December 31, 2023, as compared to the same period in 2022.

The provision for credit losses increased $9 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was driven by reserve reductions in the year ended December 31, 2022, related to reserves established at the onset of the COVID-19 pandemic, partially offset by lower specific reserve activity during the year ended December 31, 2023, and lower portfolio loan growth as compared to the same period in 2022. Refer to the *Risk Management* section of this MD&A for further discussion on our provision for credit losses.

Total noninterest expense increased $11 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily due to higher direct and allocated expenses related to the growth of the business.

Management's Discussion and Analysis

Credit Portfolio

The following table presents loans held-for-sale, the amortized cost of finance receivables and loans outstanding, unfunded commitments to lend, and total serviced loans of our Corporate Finance operations. As of December 31, 2023, 65% of our loans and 62% of our lending commitments were asset based, with 99.9% in a first-lien position. Additionally, as of December 31, 2023, total criticized exposures were 10.6% and 14.2% of total Corporate Finance finance receivables and loans at December 31, 2023, and December 31, 2022, respectively.

December 31, ($ in millions)	2023		2022	
Loans held-for-sale, net	$	253	$	445
Finance receivables and loans (a)	$	10,905	$	10,147
Unfunded lending commitments (b)	$	8,256	$	6,390
Total serviced loans	$	15,367	$	14,823

(a) Includes $9.6 billion and $9.0 billion of commercial and industrial loans at December 31, 2023, and December 31, 2022, respectively, and $1.3 billion and $1.1 billion of commercial real estate loans at December 31, 2023, and December 31, 2022. Our commercial real estate loans are currently focused on lending to skilled nursing facilities, senior housing, and medical office buildings. There are no exposures related to commercial office buildings.
(b) Includes unused revolving credit line commitments for loans held-for-sale and finance receivables and loans, signed commitment letters, and standby letter of credit facilities, which are issued on behalf of clients and may contingently require us to make payments to a third-party beneficiary in the event of a draw by the beneficiary thereunder. As many of these commitments are subject to borrowing base agreements and other restrictive covenants or may expire without being fully drawn, the stated amounts of these unfunded commitments are not necessarily indicative of future cash requirements.

The following table presents the percentage of total finance receivables and loans of our Corporate Finance operations by industry concentration. The finance receivables and loans are reported at amortized cost.

December 31,	2023	2022
Industry		
Financial services	46.6 %	40.9 %
Services	14.1	13.4
Health services	12.8	14.5
Machinery, equipment, and electronics	7.0	7.3
Chemicals and metals	6.7	7.0
Automotive and transportation	6.4	8.7
Wholesale	1.9	2.6
Retail trade	1.3	1.7
Construction	1.3	0.9
Other manufactured products	1.0	2.1
Other	0.9	0.9
Total finance receivables and loans	100.0 %	100.0 %

Corporate and Other

The following table summarizes the activities of Corporate and Other, which primarily consist of centralized corporate treasury activities such as management of the cash and corporate investment securities and loan portfolios, short- and long-term debt, retail and brokered deposit liabilities, derivative instruments, original issue discount, and the residual impacts of our corporate FTP and treasury ALM activities. Corporate and Other also includes certain equity investments, which primarily consist of FHLB and FRB stock as well as other strategic investments through Ally Ventures, the management of our legacy mortgage portfolio, which primarily consists of loans originated prior to January 1, 2009, the activity related to Ally Invest, Ally Lending, Ally Credit Card, CRA loans and investments, and reclassifications and eliminations between the reportable operating segments. Additionally, Corporate and Other includes costs that are not allocated to our reportable operating segments as part of our COH methodology, which involves management judgment. Refer to Note 26 to the Consolidated Financial Statements for more information.

Year ended December 31, ($ in millions)	2023	2022	2021	Favorable/ (unfavorable) 2023-2022 % change	Favorable/ (unfavorable) 2022–2021 % change
Net financing revenue and other interest income					
Interest and fees on finance receivables and loans (a)	$ 1,280	$ 599	$ 5	**114**	n/m
Interest on loans held-for-sale	13	7	3	**86**	133
Interest and dividends on investment securities and other earning assets (b)	896	726	498	**23**	46
Interest on cash and cash equivalents	319	52	14	**n/m**	n/m
Total financing revenue and other interest income	2,508	1,384	520	**81**	166
Interest expense					
Original issue discount amortization (c)	61	53	49	**(15)**	(8)
Other interest expense (d)	2,332	349	4	**n/m**	n/m
Total interest expense	2,393	402	53	**n/m**	n/m
Net financing revenue and other interest income	115	982	467	**(88)**	110
Other revenue					
Loss on extinguishment of debt	—	—	(136)	—	100
Other gain on investments, net	—	22	64	**(100)**	(66)
Other income, net of losses	144	78	293	**85**	(73)
Total other revenue	144	100	221	**44**	(55)
Total net revenue	259	1,082	688	**(76)**	57
Provision for credit losses	301	317	151	**5**	(110)
Total noninterest expense (e) (f)	1,101	972	723	**(13)**	(34)
Loss from continuing operations before income tax expense	$ (1,143)	$ (207)	$ (186)	**n/m**	(11)
Total assets	$ 42,200	$ 41,631	$ 43,283	**1**	(4)

n/m = not meaningful

(a) Includes impacts associated with hedging activities within our automotive loan portfolio, consumer other lending activity, and financing revenue from our legacy mortgage portfolio.

(b) Includes impacts associated with hedging activities of our available-for-sale securities.

(c) Amortization is included as interest on long-term debt in the Consolidated Statement of Income.

(d) Includes the residual impacts of our FTP methodology and impacts of hedging activities of certain debt obligations.

(e) Includes reductions of $1.4 billion, $1.3 billion, and $1.1 billion for the years ended December 31, 2023, 2022, and 2021, respectively, related to the allocation of COH expenses to other segments. The receiving segments record their allocation of COH expense within other operating expense.

(f) Includes a $149 million impairment of goodwill related to the transfer of our Ally Lending business to held-for-sale for the year ended December 31, 2023. Refer to Note 2 to the Consolidated Financial Statements for additional information.

Management's Discussion and Analysis

The following table presents the scheduled remaining amortization of the original issue discount at December 31, 2023.

Year ended December 31, *($ in millions)*	2024		2025		2026		2027		2028		2029 and thereafter (a)		Total
Original issue discount													
Outstanding balance at year end	$	763	$	689	$	607	$	513	$	406	$	—		
Total amortization (b)		68		74		82		94		107		406	$	831

(a)   The maximum annual scheduled amortization for any individual year is $143 million in 2030.
(b)   The amortization is included as interest on long-term debt in the Consolidated Statement of Income.

2023 Compared to 2022

Corporate and Other incurred a loss from continuing operations before income tax expense of $1.1 billion for the year ended December 31, 2023, compared to a loss of $207 million for the year ended December 31, 2022. The increase in loss for the year ended December 31, 2023, was primarily driven by an increase in interest expense due to a higher interest rate environment, partially offset by an increase in total financing revenue and other interest income and total other revenue.

Total financing revenue and other interest income was $2.5 billion for the year ended December 31, 2023, compared to $1.4 billion for the year ended December 31, 2022. The increase was primarily driven by the impacts of a higher interest rate environment on the investment securities portfolio and hedging activities, in addition to higher interest associated with cash and cash equivalents and growth within unsecured lending.

Total interest expense increased $2.0 billion for the year ended December 31, 2023, compared to the year ended December 31, 2022. Interest expense in our Corporate and Other segment includes our external borrowing costs less the amount charged to our operating segments, which is based on our FTP methodology. The increase in interest expense was primarily driven by higher deposit costs during the year reflecting a higher overall interest rate environment.

Total other revenue increased $44 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily driven by net downward adjustments (including impairment) related to equity investments without a readily determinable fair value during the year ended December 31, 2022, that did not reoccur during the current periods. The increase was partially offset by a decrease in income from equity method investments and a decrease in other gains on investments.

The provision for credit losses decreased $16 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. For the year ended December 31, 2023, the decrease in provision for credit losses was primarily driven by lower portfolio loan growth as compared to the same period in 2022 for Ally Lending and Ally Credit Card in addition to a provision benefit from the transfer of Ally Lending to held-for-sale, partially offset by higher net charge-offs within Ally Credit Card and Ally Lending. Refer to the *Risk Management* section of this MD&A for further discussion on our provision for credit losses.

Noninterest expense increased $129 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily driven by increased compensation and benefits expense, inclusive of the restructuring charges associated with a workforce reduction and goodwill impairment from the transfer of our Ally Lending operations to held-for-sale, partially offset by lower other operating expenses.

Total assets were $42.2 billion as of December 31, 2023, compared to $41.6 billion as of December 31, 2022. Total assets include the amortized cost of the legacy mortgage portfolio of $225 million as of December 31, 2023, compared to $290 million at December 31, 2022.

Management's Discussion and Analysis

Cash and Securities

The following table summarizes the composition of the cash and securities portfolio at fair value for Corporate and Other.

December 31, ($ in millions)	2023		2022	
Cash and cash equivalents				
Noninterest-bearing cash	$	564	$	451
Interest-bearing cash		5,889		4,628
Total cash and cash equivalents		6,453		5,079
Equity securities (a)		16		—
Available-for-sale securities				
Debt securities				
U.S. Treasury and federal agencies		1,581		1,531
U.S. States and political subdivisions		268		286
Agency mortgage-backed residential		14,423		15,607
Mortgage-backed residential		—		4,064
Agency mortgage-backed commercial		3,758		3,535
Asset-backed		332		433
Total available-for-sale securities (amortized cost of $23,932 and $30,227)		20,362		25,456
Held-to-maturity securities				
Debt securities				
Agency mortgage-backed residential		826		884
Mortgage-backed residential (b)		3,824		—
Asset-backed retained notes		79		—
Total held-to-maturity securities (amortized cost of $4,680 and $1,062)		4,729		884
Total cash, cash equivalents, and securities	$	31,560	$	31,419

(a) Includes a $16 million investment in BHF as of December 31, 2023, which was recorded as a nonmarketable equity investment as of December 31, 2022, on the Consolidated Balance Sheet.
(b) Includes transfers of available-for-sale securities to held-to-maturity securities. Refer to Note 8 to the Consolidated Financial Statements for further information.

Other Investments

The following table summarizes other investments at carrying value for Corporate and Other. Refer to Note 1 to the Consolidated Financial Statements for further information on these investments.

December 31, ($ in millions)	2023		2022	
Other assets				
Investment in qualified affordable housing projects	$	1,866	$	1,596
Nonmarketable equity investments (a)		828		794
Equity-method investments (b)		602		563
Total other investments	$	3,296	$	2,953

(a) Includes a $19 million investment in BMC Holdco as of December 31, 2022, which was transferred to equity securities on the Consolidated Balance Sheet as of December 31, 2023.
(b) Primarily comprises 62 and 55 investments made in connection with our CRA program at December 31, 2023, and December 31, 2022, respectively. The carrying value of these investments was $595 million and $557 million at December 31, 2023, and December 31, 2022, respectively.

Nonmarketable equity investments and equity-method investments include strategic investments made through Ally Ventures. Ally Ventures identifies, invests in, and builds relationships with key startups. At December 31, 2023, the carrying value of investments made through Ally Ventures was $49 million, comprising 18 investments, as compared to $81 million comprising 18 investments at December 31, 2022. Refer to Note 13 to the Consolidated Financial Statements for additional information.

Management's Discussion and Analysis

Ally Invest

Ally Invest is our digital brokerage and advisory offering, which enables us to complement our competitive deposit products with low-cost and commission-free investing. The following table presents trading days and average customer trades per day, the number of funded accounts, total net customer assets, and total customer cash balances as of the end of each of the last five quarters.

	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Trading days (a)	62.5	62.5	62.0	62.0	62.5
Average customer trades per day, *(in thousands)*	23.4	24.9	26.2	29.1	27.1
Funded accounts (b) *(in thousands)*	523	524	521	523	518
Total net customer assets (b) *($ in millions)*	$ 15,164	$ 13,981	$ 14,945	$ 14,060	$ 12,834
Total customer cash balances (b) *($ in millions)*	$ 1,454	$ 1,363	$ 1,578	$ 1,622	$ 1,757

(a)   Represents the number of days the New York Stock Exchange and other U.S. stock exchange markets are open for trading. A half day represents a day when the U.S. markets close early.

(b)   Represents activity across the brokerage, robo and advisory portfolios.

During the year ended December 31, 2023, total funded accounts increased 1% from the fourth quarter of 2022. Average customer trades per day decreased 14% from the fourth quarter of 2022, driven by continued lower customer engagement. Additionally, net customer assets increased 18% from the fourth quarter of 2022, as a result of changes in equity market valuations and total accounts.

Ally Lending

Ally Lending is our unsecured personal lending offering, which primarily serves home improvement and medical service providers by enabling promotional and fixed rate installment-loan products through a digital application process at point-of-sale. On December 31, 2023, we committed to sell our point-of-sale financing business, Ally Lending. For further information, refer to Note 2 to the Consolidated Financial Statements. Active merchants totaled approximately 2,400 as of December 31, 2023. Active borrowers totaled approximately 460,000 as of December 31, 2023.

The following table presents personal lending originations and average FICO® Score.

	2023		2022	
Year ended December 31, *($ in millions)*	Volume	Average FICO®	Volume (a)	Average FICO®
Total Personal Lending originations	$ 1,538	755	$ 2,131	736

(a)   Includes loans for which we have elected the fair value option measurement during the year ended December 31, 2022.

During the year ended December 31, 2023, personal lending originations decreased $593 million to $1.5 billion, as compared to the year ended December 31, 2022.

We transferred our personal lending portfolio balance to assets of operations held-for-sale as of December 31, 2023. For further information, refer to Note 2 to the Consolidated Financial Statements. The associated yield was 9.9% for the year ended December 31, 2023, as compared to 11.3% for the year ended December 31, 2022. The decrease in yield for the year ended December 31, 2023, as compared to the same period in 2022, was primarily due to increased originations in the home improvement vertical, as well as a shift in origination mix to customers with higher average FICO® scores.

Ally Credit Card

Ally Credit Card is our scalable, digital-first credit card platform that features leading-edge technology, and proprietary, analytics-based underwriting and portfolio-management models. The following table presents total active cardholders and finance receivables and loans.

December 31,	2023	2022
Total active cardholders *(in thousands)*	1,222	1,042
Finance receivables and loans *($ in millions)*	$ 1,990	$ 1,599

Management's Discussion and Analysis

Risk Management

Managing the risk/reward trade-off is a fundamental component of operating our businesses, and all employees are responsible for managing risk. We use multiple layers of defense to identify, monitor, and manage current and emerging risks.

- **Business lines** — Responsible for owning and managing all the risks that emanate from their risk-taking activities, including business units and support functions.

- **Independent risk management** — Operates independent of the business lines and is responsible for establishing and maintaining our risk-management framework and promulgating it enterprise-wide. Independent risk management also provides an objective, critical assessment of risks and—through oversight, effective challenge, and other means—evaluates whether Ally remains aligned with its risk appetite.

- **Internal audit** — Provides its own independent assessments regarding the quality of our loan portfolios as well as the effectiveness of our risk management, internal controls, and governance. Internal audit includes Audit Services and the Loan Review Group.

Our risk-management framework is overseen by the RC. The RC sets the risk appetite across our company while risk-oriented management committees, the executive leadership team, and our associates identify and monitor current and emerging risks and manage those risks within our risk appetite. Our primary types of risks include the following:

- **Credit risk** — The risk of loss arising from an obligor not meeting its contractual obligations to us.

- **Insurance/underwriting risk** — The risk of loss or of adverse change in the value of insurance liabilities, due to inadequate pricing and provisioning assumptions.

- **Liquidity risk** — The risk that our financial condition or overall safety and soundness is adversely affected by the actual or perceived inability to liquidate assets or obtain adequate funding or to easily unwind or offset specific exposures without significantly lowering market prices because of inadequate market depth or market disruptions. Refer to discussion in the section titled *Liquidity Management, Funding, and Regulatory Capital* within this MD&A.

- **Market risk** — The risk that movements in market variables such as benchmark interest rates, investors' required risk premium, foreign-exchange rates, equity prices, and used car prices may adversely affect our earnings, capital, or economic value. Market risk includes interest rate risk, investment risk, and lease residual risk.

- **Business/strategic risk** — The risk resulting from the pursuit of business plans that turn out to be unsuccessful due to a variety of factors.

- **Reputation risk** — The risk arising from negative public opinion on our business practices, whether true or not, that could cause a decline in the customer base, litigation, or revenue reductions.

- **Operational risk** — Operational risk is the risk of loss or harm arising from inadequate or failed processes or systems, human factors, or external events and is inherent in all of our risk-generating activities.

- **Model risk** — The potential for adverse consequences from decisions based on incorrect or misused model assumptions, inputs, outputs, and reports. This risk may include fundamental errors within the model that produce inaccurate outputs or that the model is used incorrectly or inappropriately.

- **Information technology/cybersecurity risk** — The risk resulting from the failure of, or insufficiency in, information technology (for example, a system outage) or intentional or accidental unauthorized access, sharing, removal, tampering, or disposal of company and customer data or records (for example, cybersecurity).

- **Compliance risk** — The risk of legal or regulatory sanctions, financial loss, or damage to reputation resulting from failure to comply with laws, regulations, rules, other regulatory requirements, or codes of conduct and other standards of self-regulatory organizations applicable to the banking organization (applicable rules and standards).

- **Conduct risk** — The risk of customer harm, employee harm, reputational damage, regulatory sanction, or financial loss resulting from the behavior of our employees and contractors toward customers, counterparties, other employees and contractors, or the markets in which we operate.

Our risk-governance structure starts within each business line, including committees established to oversee risk in their respective areas. The business lines are responsible for their risk-based performance and compliance with risk-management policies and applicable law. The independent risk-management function is accountable for independently identifying, monitoring, measuring, and reporting on our various risks and for designing an effective risk-management framework and structure. The independent risk-management function is also responsible for developing, maintaining, and implementing enterprise risk-management. In addition, the ERMC is responsible for supporting the Chief Risk Officer's oversight of senior management's responsibility to execute on our strategy within our risk appetite set by the RC, and the Chief Risk Officer's implementation of our independent risk-management program. The Chief Risk Officer reports to the RC, as well as administratively to the CEO.

Management's Discussion and Analysis

All business lines and corporate functions are subject to full and unrestricted audits by Audit Services. The Chief Audit Executive reports to the AC, as well as administratively to the CEO, and is primarily responsible for assisting the AC in fulfilling its governance and oversight responsibilities. Audit Services is granted free and unrestricted access to any and all of our records, physical properties, technologies, management, and employees.

In addition, our Loan Review Group provides an independent assessment of the quality of our extensions of credit and credit-risk-management practices, and all business lines that create or influence credit risk are subject to full and unrestricted reviews by the Loan Review Group. This group is also granted free and unrestricted access to any and all of our records, physical properties, technologies, management and employees, and reports directly to the RC.

In addition to the primary risks that we manage, climate-related risk has been identified as an emerging risk. Climate-related risk refers to the risk of loss or change in business activities arising from climate change and represents a transverse risk that could impact other risks within Ally's risk-management framework, such as credit risk from negatively impacted borrowers, reputation risk from increased stakeholder concerns, and operational risk from physical climate risks. Refer to section titled *Climate-Related Risk* within this section for more information.

Loan and Operating Lease Exposure

The following table summarizes the exposures from our loan and operating-lease activities based on our reportable operating segments.

December 31, ($ in millions)	2023	2022
Finance receivables and loans		
Automotive Finance (a)	$ 107,655	$ 102,070
Mortgage Finance	18,442	19,445
Corporate Finance	10,905	10,147
Corporate and Other (b)	2,437	4,086
Total finance receivables and loans	139,439	135,748
Loans held-for-sale		
Automotive Finance	13	6
Mortgage Finance (c)	25	13
Corporate Finance	253	445
Corporate and Other (d)	2,049	190
Total loans held-for-sale	2,340	654
Total on-balance-sheet loans	141,779	136,402
Off-balance-sheet securitized loans		
Automotive Finance	1,558	—
Whole-loan sales		
Automotive Finance	956	227
Corporate and Other	125	103
Total off-balance-sheet loans (e)	2,639	330
Operating lease assets		
Automotive Finance	9,171	10,444
Total operating lease assets	9,171	10,444
Total loan and operating lease exposure	$ 153,589	$ 147,176

(a) Includes a liability of $93 million and $617 million associated with fair value hedging adjustments at December 31, 2023, and December 31, 2022, respectively. Refer to Note 21 to the Consolidated Financial Statements for additional information.
(b) Includes $225 million and $290 million of consumer mortgage loans in our legacy mortgage portfolio at December 31, 2023, and December 31, 2022, respectively.
(c) Represents the current balance of conforming mortgages originated directly to the held-for-sale portfolio.
(d) Includes $1.9 billion of assets of operations held-for-sale as of December 31, 2023. Refer to Note 2 to the Consolidated Financial Statements for additional information.
(e) Represents the current unpaid principal balance of outstanding loans based on our customary representation and warranty provisions.

The risks inherent in our loan and operating lease exposures are largely driven by changes in the overall economy (including GDP trends and inflationary pressures), used vehicle and housing prices, unemployment levels, real personal income, household savings, and their impact on our borrowers. The potential financial statement impact of these exposures varies depending on the accounting classification and future expected disposition strategy. We retain most of our consumer automotive and credit card loans as they complement our core business model, but we do sell loans from time to time on an opportunistic basis. We ultimately manage the associated risks based on the underlying

Management's Discussion and Analysis

economics of the exposure. Our operating lease residual risk may be more volatile than credit risk in stressed macroeconomic scenarios. While all operating leases are exposed to potential reductions in used vehicle values, only loans where we take possession of the vehicle are affected by potential reductions in used vehicle values.

- *Finance receivables and loans* — Loans that we have the intent and ability to hold for the foreseeable future or until maturity, or loans associated with an on-balance-sheet securitization classified as a secured borrowing. Finance receivables and loans are reported at their amortized cost basis, which includes the principal amount outstanding, net of unamortized deferred fees and costs on originated loans, unamortized premiums and discounts on purchased loans, unamortized basis adjustments arising from the designation of finance receivables and loans as the hedged item in qualifying fair value hedge relationships, and cumulative principal net charge-offs. We refer to the amortized cost basis less the allowance for loan losses as the net carrying value in finance receivables and loans. We manage the economic risks of these exposures, including credit risk, by adjusting underwriting standards and risk limits, augmenting our servicing and collection activities (including loan modifications and restructurings), and optimizing our product and geographic concentrations. Additionally, we may elect to account for certain loans at fair value. Changes in the fair value of these loans are recognized in a valuation allowance separate from the allowance for loan losses and are reflected in current period earnings. We may use market-based instruments, such as derivatives, to hedge changes in the fair value of these loans.

- *Loans held-for-sale* — Loans that we do not have the intent and ability to hold for the foreseeable future or until maturity. These loans are recorded on our balance sheet at the lower of their net carrying value or fair market value and are evaluated by portfolio and product type. We manage the economic risks of these exposures, including market and credit risks, in various ways including the use of market-based instruments, such as derivatives.

- *Off-balance sheet securitized loans* — Loans that we transfer off-balance sheet to nonconsolidated variable interest entities. Our exposure is primarily limited to customary representation and warranty provisions. Similar to finance receivables and loans, we manage the economic risks of these exposures through activities including servicing and collections.

- *Whole-loan sales* — Loans that we transfer off-balance sheet to third-party investors. Our exposure is primarily limited to customary representation, warranty and covenant provisions. Similar to finance receivables and loans, we manage the economic risks of these exposures through activities including servicing and collections.

- *Operating lease assets* — The net book value of the automotive assets we lease includes the expected residual values upon remarketing the vehicles at the end of the lease and is reported net of accumulated depreciation. We are exposed to fluctuations in the expected residual value upon remarketing the vehicle at the end of the lease, and accordingly at contract inception, we determine pricing based on the projected residual value of the leased vehicle. This evaluation is primarily based on a proprietary model, which includes variables such as age, expected mileage, seasonality, segment factors, vehicle type, economic indicators, production cycle, automotive manufacturer incentives, and shifts in used vehicle supply. This internally generated data is compared against third-party, independent data for reasonableness. Periodically, we revise the projected value of the leased vehicle at termination based on current market conditions and adjust depreciation expense appropriately over the remaining life of the contract. At termination, our actual sales proceeds from remarketing the vehicle may be higher or lower than the estimated residual value resulting in a gain or loss on remarketing recorded through depreciation expense. The balance sheet reflects both the operating lease asset as well as any associated rent receivables. The operating lease rent receivable is accrued when collection is reasonably assured and presented as a component of other assets. The operating lease asset is reviewed for impairment in accordance with applicable accounting standards.

Refer to the section titled *Critical Accounting Estima*tes within this MD&A and Note 1 to the Consolidated Financial Statements for further information.

Credit Risk

Credit risk is defined as the risk of loss arising from an obligor not meeting its contractual obligations to us. Credit risk includes consumer credit risk, commercial credit risk, and counterparty credit risk.

Credit risk is a major source of potential economic loss to us. Credit risk is monitored by the executive leadership team and our associates, and is regularly reported to and reviewed with the RC. Management oversees credit decisioning, account servicing activities, and credit-risk-management processes, and manages credit risk exposures within our risk appetite. In addition, our Loan Review Group provides an independent assessment of the quality of our credit portfolios and credit-risk-management practices and reports its findings to the RC on a regular basis.

To mitigate risk, we have implemented specific policies and practices across business lines, utilizing both qualitative and quantitative analyses. This reflects our commitment to maintaining an independent and ongoing assessment of credit risk and credit quality. Our policies require an objective and timely assessment of the overall quality of the consumer and commercial loan and operating lease portfolios. This includes the identification of relevant trends that affect the collectability of the portfolios, microsegments of the portfolios that are potential problem areas, loans and operating leases with potential credit weaknesses, and the assessment of the adequacy of internal credit risk policies and procedures. Our consumer and commercial loan and operating lease portfolios are subject to periodic stress tests, which include economic scenarios whose severity mirrors those developed and distributed by the FRB to assess how the portfolios may perform in a severe economic

Management's Discussion and Analysis

downturn. In addition, we establish and maintain underwriting policies and limits across our portfolios and higher risk segments (for example, nonprime) based on our risk appetite.

Another important aspect to managing credit risk involves the need to carefully monitor and manage the performance and pricing of our loan products with the aim of generating appropriate risk-adjusted returns. When considering pricing, various granular risk-based factors are considered such as expected loss rates, loss volatility, anticipated operating costs, and targeted returns on equity. We carefully monitor credit losses and trends in credit losses relative to expected credit losses at contract inception. We closely monitor our loan performance and profitability in light of forecasted economic conditions and manage credit risk and expectations of losses in the portfolio.

We manage credit risk based on the risk profile of the borrower, the source of repayment, the underlying collateral, and current market and economic conditions. We monitor the credit risk profile of individual borrowers, various segmentations (for example, geographic region, product type, industry segment), as well as the aggregate portfolio. We perform quarterly analyses of the consumer automotive, consumer mortgage, consumer other, and commercial portfolios to assess the adequacy of the allowance for loan losses based on historical, current, and anticipated trends. Refer to Note 9 to the Consolidated Financial Statements for additional information.

Additionally, we utilize numerous collection strategies to mitigate loss and provide ongoing support to customers in financial distress. We have enhanced our collection strategies to include customized messaging, digital communication, and proactive monitoring of vendor performance. We may offer several types of assistance to aid our customers based on their willingness and ability to repay their loan. As part of certain programs, we offer loan modifications to qualified borrowers, including payment extensions, interest rate concessions, and principal forgiveness.

Furthermore, we manage our credit exposure to financial counterparties based on the risk profile of the counterparty. Within our policies we have established standards and requirements for managing counterparty risk exposures in a safe and sound manner. Counterparty credit risk is derived from multiple exposure types including derivatives, securities trading, securities financing transactions, lending arrangements, and certain cash balances. For more information on derivative counterparty credit risk, refer to Note 21 to the Consolidated Financial Statements.

We employ an internal team of economists to enhance our planning and forecasting capabilities. This team conducts industry and market research, monitors economic risks, and helps support various forms of scenario planning. This group closely monitors macroeconomic trends given the nature of our business and the potential impacts on our exposure to credit risk. The unemployment rate remained low at 3.7% as of December 31, 2023. Sales of new light vehicles were higher than 2022, but slowed sequentially to an average annual rate of 15.5 million during the fourth quarter of 2023. Sales of new light motor vehicles remain below the pre-pandemic annual pace of 17.0 million in 2019, driving an increase in used vehicle values, as further described in the section below titled *Operating Lease Vehicle Terminations and Remarketing*. Additionally, used vehicle values may also be impacted by availability, the price of new vehicles, or changes in customer preferences. However, macroeconomic risks remain elevated.

Consumer Credit Portfolio

Our consumer loan portfolio primarily consists of automotive loans, first-lien mortgages, home equity loans, personal loans, and credit card loans. Loan losses in our consumer loan portfolio are influenced by changes in the overall economy (including GDP trends and inflationary pressures), used vehicle and housing prices, unemployment levels, real personal income, household savings, and their impact on our borrowers. Additionally, our consumer credit exposure is significantly concentrated in automotive lending.

Credit risk management for the consumer loan portfolio begins with the initial underwriting and continues throughout a borrower's credit life cycle. We manage consumer credit risk through our loan origination and underwriting policies and the credit approval process. We use proprietary credit-scoring models to differentiate the expected default rates of credit applicants enabling us to better evaluate credit applications for approval and to tailor the pricing and financing structure according to this assessment of credit risk. We continue to monitor loss performance across the risk spectrum, which enables us to implement risk mitigation strategies, including pricing increments and curtailment actions on underperforming microsegments. We continuously monitor and routinely update the inputs of the credit scoring models. These and other actions mitigate but do not eliminate credit risk. Ineffective evaluations of a borrower's creditworthiness, fraud, or changes in the applicant's financial condition after approval could negatively affect the quality of our portfolio, resulting in loan losses.

Our servicing activities are another important factor in managing consumer credit risk. Servicing activities consist of collecting and processing customer payments, responding to customer concerns and inquiries, processing customer requests (including those for payoff quotes, total-loss handling, and payment modifications), maintaining a perfected security interest in the financed vehicle, engaging in collections activity, and disposing of off-lease and repossessed vehicles. Servicing activities are generally consistent across our Automotive Finance operations; however, certain practices may be influenced by state laws.

During the year ended December 31, 2023, the credit performance of the consumer loan portfolio reflected our underwriting strategy to originate a diversified portfolio of consumer automotive loan assets, including new, used, prime and nonprime finance receivables and loans, high-quality jumbo and LMI mortgage loans that are obtained through bulk loan purchases and direct-to-consumer mortgage originations, as well as point-of-sale personal lending through Ally Lending. We also offer revolving, unsecured loans through Ally Credit Card. The carrying value of our nonprime held-for-investment consumer automotive loans before allowance for loan losses represented approximately 10.3% and 10.6% of our total consumer automotive loans at December 31, 2023, and December 31, 2022, respectively. For information on our consumer

credit risk practices and policies regarding delinquencies, nonperforming status, and charge-offs, refer to Note 1 to the Consolidated Financial Statements.

The following table includes consumer finance receivables and loans recorded at amortized cost.

December 31, ($ in millions)	Outstanding		Nonperforming (a)		Accruing past due 90 days or more (b)	
	2023	2022	2023	2022	2023	2022
Consumer automotive (c) (d)	$ 84,320	$ 83,286	$ 1,129	$ 1,187	$ —	$ —
Consumer mortgage						
Mortgage Finance	18,442	19,445	41	34	—	—
Mortgage — Legacy	225	290	13	15	—	—
Total consumer mortgage	18,667	19,735	54	49	—	—
Consumer other						
Personal Lending (e) (f)	—	1,987	—	13	—	—
Credit Card	1,990	1,599	92	43	—	—
Total consumer other	1,990	3,586	92	56	—	—
Total consumer finance receivables and loans	$ 104,977	$ 106,607	$ 1,275	$ 1,292	$ —	$ —

(a) Includes nonaccrual TDR loans of $684 million at December 31, 2022.
(b) Loans are generally in nonaccrual status when principal or interest has been delinquent for 90 days or more, or when full collection is not expected. Refer to Note 1 to the Consolidated Financial Statements for additional information on our accounting policy for finance receivables and loans on nonaccrual status.
(c) Certain finance receivables and loans are included in fair value hedging relationships. Refer to Note 21 to the Consolidated Financial Statements for additional information.
(d) Includes outstanding CSG loans of $10.2 billion and $10.0 billion at December 31, 2023, and December 31, 2022, respectively, and RV loans of $459 million and $578 million at December 31, 2023, and December 31, 2022.
(e) Personal Lending finance receivables and loans, net were transferred to loans held-for-sale, and are included in assets of operations held-for-sale on our Consolidated Balance Sheet at December 31, 2023. Refer to Note 2 to the Consolidated Financial Statements for additional information.
(f) Excludes finance receivables of $3 million at December 31, 2022, for which we have elected the fair value option.

Total consumer finance receivables and loans decreased $1.6 billion at December 31, 2023, compared with December 31, 2022. The decrease for 2023 was primarily due to the transfer of personal lending finance receivables and loans to assets of operations held-for-sale as a result of our commitment to sell our Ally Lending business. Additionally, our consumer mortgage finance receivables and loans decreased $1.1 billion due to portfolio runoff outpacing originations and purchases. When interest rates rise, the likelihood of refinancing decreases and origination volumes tend to decrease. The decrease was partially offset by a $1.0 billion increase in consumer automotive finance receivables and loans, primarily due to loan originations outpacing portfolio runoff.

Total consumer nonperforming finance receivables and loans at December 31, 2023, decreased $17 million to $1.3 billion from December 31, 2022. Refer to Note 9 to the Consolidated Financial Statements for additional information. Nonperforming consumer finance receivables and loans as a percentage of total outstanding consumer finance receivables and loans was 1.2% at both December 31, 2023, and December 31, 2022.

Consumer automotive loans accruing and past due 30 days or more increased $768 million to $3.7 billion at December 31, 2023, compared with December 31, 2022, as delinquencies have increased amid deterioration in macroeconomic conditions, driven by persistent inflation. During the year ended December 31, 2023, we observed a slowing rate of increase in delinquency trends within our consumer automotive loan portfolio, as compared to 2022, as we continue to make adjustments to our underwriting strategies.

The following tables include consumer net charge-offs and write-downs from transfers to loans held-for-sale from finance receivables and loans at amortized cost and related ratios.

Year ended December 31, 2023 ($ in millions)	Net charge-offs (recoveries)	Write-downs from transfers to held-for-sale (a) (b)	Total	Net charge-off ratios (c)	Combined ratios (d)
Consumer automotive	$ 1,491	$ 41	$ 1,532	1.8 %	1.8 %
Consumer mortgage					
Mortgage — Legacy	(6)	—	(6)	(2.3)	(2.3)
Total consumer mortgage	(6)	—	(6)	—	—
Consumer other			—		
Personal Lending	122	174	296	5.7	13.9
Credit Card	156	—	156	8.8	8.8
Total consumer other	278	174	452	7.1	11.6
Total consumer finance receivables and loans	$ 1,763	$ 215	$ 1,978	1.6	1.8

(a) Consumer automotive includes a $41 million reduction of allowance from the sales of retained interests related to securitizations during 2023, resulting in the deconsolidation of the assets and liabilities from our Consolidated Balance Sheet. Refer to Note 11 to the Consolidated Financial Statements for further information.
(b) Consumer other includes a $174 million reduction of allowance from transfers to held-for-sale related to Personal Lending. Refer to Note 2 to the Consolidated Financial Statements for additional information.
(c) Net charge-off ratios are calculated as net charge-offs divided by average outstanding finance receivables and loans excluding loans measured at fair value and loans held-for-sale during the period for each loan category.
(d) Net charge-off and write-downs from transfers to held-for-sale ratios are calculated as net charge-offs and write-downs from transfers to held-for-sale divided by average outstanding finance receivables and loans excluding loans measured at fair value and loans held-for-sale during the period for each loan category.

Year ended December 31, 2022 ($ in millions)	Net charge-offs (recoveries)	Write-downs from transfers to held-for-sale	Total	Net charge-off ratios (a)	Combined Ratios (b)
Consumer automotive	$ 785	$ —	$ 785	1.0 %	1.0 %
Consumer mortgage					
Mortgage — Legacy	(9)	—	(9)	(2.7)	(2.7)
Total consumer mortgage	(9)	—	(9)	—	—
Consumer other			—		
Personal Lending	70	—	70	4.6	4.6
Credit Card	51	—	51	4.1	4.1
Total consumer other	121	—	121	4.4	4.4
Total consumer finance receivables and loans	$ 897	$ —	$ 897	0.9	0.9

(a) Net charge-off ratios are calculated as net charge-offs divided by average outstanding finance receivables and loans excluding loans measured at fair value and loans held-for-sale during the period for each loan category.
(b) Net charge-off and write-downs from transfers to held-for-sale ratios are calculated as net charge-offs and write-downs from transfers to held-for-sale divided by average outstanding finance receivables and loans excluding loans measured at fair value and loans held-for-sale during the period for each loan category.

Our net charge-offs from total consumer finance receivables and loans were $1.8 billion for the year ended December 31, 2023, compared to net charge-offs of $897 million for the year ended December 31, 2022. Net charge-offs for our consumer automotive portfolio increased by $706 million for the year ended December 31, 2023, compared to 2022, as delinquencies have increased amid deterioration in macroeconomic conditions, driven by persistent inflation. During the year ended December 31, 2023, we observed a slowing rate of increase in delinquency trends within our consumer automotive loan portfolio, as compared to 2022, as we continue to make adjustments to our underwriting strategies.

Management's Discussion and Analysis

The following table summarizes total consumer loan originations for the periods shown. Total consumer loan originations include loans classified as finance receivables and loans held-for-sale during the period.

Year ended December 31, ($ in millions)	2023	2022
Consumer automotive (a)	$ 37,994	$ 42,923
Consumer other (b) (c) (d)	1,538	2,131
Consumer mortgage (e)	955	3,255
Total consumer loan originations	$ 40,487	$ 48,309

(a) Includes loans purchased under forward flow agreements with automotive retailers, as well as $871 million of loans originated as held-for-sale for the year ended December 31, 2023, and $237 million for the year ended December 31, 2022.
(b) Includes loans related to our Personal Lending portfolio for which we have elected the fair value option measurement during the year ended December 31, 2022.
(c) Includes originations related to our Personal Lending portfolio, which were transferred to loans held-for-sale, and are included in assets of operations held-for-sale on our Consolidated Balance Sheet at December 31, 2023. Refer to Note 2 to the Consolidated Financial Statements for additional information.
(d) Excludes credit card loans, which are revolving in nature.
(e) Excludes bulk loan purchases associated with our Mortgage Finance operations, and includes $812 million of loans originated as held-for-sale for the year ended December 31, 2023, and $2.1 billion for the year ended December 31, 2022.

Total consumer loan originations decreased $7.8 billion for the year ended December 31, 2023, as compared to 2022. The decrease was primarily due to decreased loan originations within the consumer automotive portfolio, as a result of our dynamic underwriting strategies, including strategic pricing and curtailment actions to optimize our risk appetite and returns. The decrease was also impacted by decreased loan originations within the consumer mortgage portfolio, due to a higher interest rate environment.

The following table shows the percentage of consumer finance receivables and loans by state concentration based on amortized cost.

	December 31, 2023 (a)			December 31, 2022		
	Consumer automotive	Consumer mortgage	Consumer other (b)	Consumer automotive	Consumer mortgage	Consumer other (c)
California	8.5 %	39.2 %	9.4 %	8.7 %	38.8 %	8.4 %
Texas	13.7	7.3	7.6	13.6	7.3	7.7
Florida	9.5	6.5	9.0	9.5	6.6	7.8
Pennsylvania	4.5	2.1	4.2	4.5	2.1	4.6
Georgia	4.1	2.9	3.7	4.1	2.9	3.5
North Carolina	4.3	1.9	2.9	4.1	1.9	4.6
New York	3.7	1.9	5.4	3.6	1.9	4.8
Illinois	3.3	2.8	4.6	3.5	2.8	4.3
New Jersey	3.2	2.4	3.7	3.2	2.4	3.6
Ohio	3.4	0.4	4.5	3.4	0.4	3.6
Other United States	41.8	32.6	45.0	41.8	32.9	47.1
Total consumer loans	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %

(a) Presentation is in descending order as a percentage of total consumer finance receivables and loans at December 31, 2023.
(b) Excludes Personal Lending finance receivables and loans, which were transferred to loans held-for-sale, and are included in assets of operations held-for-sale on our Consolidated Balance Sheet at December 31, 2023. Refer to Note 2 to the Consolidated Financial Statements for additional information.
(c) Excludes $3 million of finance receivables at December 31, 2022, for which we have elected the fair value option.

We monitor our consumer loan portfolio for concentration risk across the states in which we lend. The highest concentrations of consumer loans are in California and Texas, which represented an aggregate of 26.4% and 26.5% of our total outstanding consumer finance receivables and loans at December 31, 2023, and December 31, 2022, respectively. Our consumer mortgage loan portfolio concentration within California, which is primarily composed of high-quality jumbo mortgage loans, generally aligns to the California share of jumbo mortgages nationally.

Repossessed and Foreclosed Assets

We classify a repossessed or foreclosed asset as held-for-sale, which is included in other assets on our Consolidated Balance Sheet, when physical possession of the collateral is taken. We dispose of the acquired collateral in a timely fashion in accordance with regulatory requirements. For more information on repossessed and foreclosed assets, refer to Note 1 to the Consolidated Financial Statements.

Repossessed automotive loan assets in our Automotive Finance operations were $235 million and $183 million at December 31, 2023, and December 31, 2022, respectively, and foreclosed mortgage assets were $1 million and $2 million at December 31, 2023, and December 31, 2022.

Management's Discussion and Analysis

Commercial Credit Portfolio

Our commercial portfolio consists primarily of automotive loans through the extension of wholesale floorplan financing, automotive dealer term real estate loans, and automotive fleet financing, as well as other commercial loans from our Corporate Finance operations. Wholesale floorplan loans are secured by the vehicles financed (and all other vehicle inventory), which provides strong collateral protection in the event of dealership default. Additional collateral (for example, a blanket lien over all dealership assets) or other credit enhancements (for example, personal guarantees from dealership owners) are typically obtained to further mitigate credit risk. Furthermore, in some cases, we may benefit from situations where an automotive manufacturer repurchases vehicles. These repurchases may serve as an additional layer of protection in the event of repossession of new-vehicle dealership inventory or dealership franchise termination.

Within our commercial portfolio, we utilize proprietary risk rating models that are fundamental to managing credit risk exposure consistently across various types of commercial borrowers and captures critical risk factors for each borrower. The ratings are used for many areas of credit risk management, including loan origination, portfolio risk monitoring, management reporting, and loan loss reserves analyses. Therefore, the rating systems are critical to an effective and consistent credit-risk-management framework.

For information on our commercial credit risk practices and policies regarding delinquencies, nonperforming status, and charge-offs, refer to Note 1 to the Consolidated Financial Statements.

The following table includes total commercial finance receivables and loans reported at amortized cost.

December 31, ($ in millions)	Outstanding 2023	Outstanding 2022	Nonperforming (a) 2023	Nonperforming (a) 2022	Accruing past due 90 days or more (b) 2023	Accruing past due 90 days or more (b) 2022
Commercial						
Commercial and industrial						
Automotive	$ 18,700	$ 14,595	$ 18	$ 5	$ —	$ —
Other (c)	9,712	9,154	98	157	—	—
Commercial real estate	6,050	5,389	3	—	—	—
Total commercial finance receivables and loans	$ 34,462	$ 29,138	$ 119	$ 162	$ —	$ —

(a) Includes nonaccrual TDR loans of $157 million at December 31, 2022.
(b) Loans are generally in nonaccrual status when principal or interest has been delinquent for 90 days or more, or when full collection is not expected. Refer to Note 1 to the Consolidated Financial Statements for additional information on our accounting policy for finance receivables and loans on nonaccrual status.
(c) Other commercial and industrial primarily includes senior secured commercial lending largely associated with our Corporate Finance operations.

Total commercial finance receivables and loans outstanding increased $5.3 billion from December 31, 2022, to $34.5 billion at December 31, 2023. Results were primarily driven by a $4.6 billion increase in our Automotive Finance segment, primarily within the commercial and industrial receivables class.

Total commercial nonperforming finance receivables and loans were $119 million at December 31, 2023, reflecting an decrease of $43 million compared to December 31, 2022. The decrease was primarily due to the charge-off of certain specific exposures within our Corporate Finance segment during the year ended December 31, 2023. Nonperforming commercial finance receivables and loans as a percentage of outstanding commercial finance receivables and loans was 0.3% and 0.6% at December 31, 2023, and December 31, 2022, respectively.

The following table includes total commercial net charge-offs from finance receivables and loans at amortized cost and related ratios.

Year ended December 31, ($ in millions)	Net charge-offs (recoveries) 2023	Net charge-offs (recoveries) 2022	Net charge-off ratios (a) 2023	Net charge-off ratios (a) 2022
Commercial				
Commercial and industrial				
Automotive	$ 23	$ (1)	0.1 %	— %
Other	101	57	1.1	0.7
Commercial real estate	—	(1)	—	—
Total commercial finance receivables and loans	$ 124	$ 55	0.4	0.2

(a) Net charge-off ratios are calculated as net charge-offs divided by average outstanding finance receivables and loans excluding loans measured at fair value and loans held-for-sale during the period for each loan category.

Our net charge-offs from total commercial finance receivables and loans were $124 million for the year ended December 31, 2023, compared to net charge-offs of $55 million for the year ended December 31, 2022. The increase for the year ended December 31, 2023, was primarily driven by the charge-off of specific exposures within our Corporate Finance and Automotive Finance operations, respectively.

Management's Discussion and Analysis

Commercial Real Estate

The commercial real estate portfolio consists of finance receivables and loans issued primarily to automotive dealers. Commercial real estate finance receivables and loans was $6.1 billion and $5.4 billion at December 31, 2023, and December 31, 2022, respectively, which represented 4.3% and 4.0% of total outstanding finance receivables and loans at December 31, 2023, and December 31, 2022. There was $4.6 billion and $4.2 billion of commercial real estate loans included in the Automotive Finance segment at December 31, 2023, and December 31, 2022, respectively, and $1.3 billion and $1.1 billion of commercial real estate loans included in the Corporate Finance segment at December 31, 2023, and December 31, 2022.

The following table presents the percentage of total commercial real estate finance receivables and loans by state concentration based on amortized cost.

December 31,	2023	2022
Florida	17.6 %	17.9 %
Texas	13.6	14.9
California	7.9	8.4
Ohio	5.9	4.2
Michigan	5.4	4.2
North Carolina	5.0	5.3
New York	4.5	6.3
Tennessee	3.7	1.2
Georgia	3.0	3.1
Missouri	2.8	2.6
Other United States	30.6	31.9
Total commercial real estate finance receivables and loans	100.0 %	100.0 %

Commercial Criticized Exposure

Finance receivables and loans classified as special mention, substandard, or doubtful are reported as criticized. These classifications are based on regulatory definitions and generally represent finance receivables and loans within our portfolio that have a higher default risk or have already defaulted. These finance receivables and loans require additional monitoring and review including specific actions to mitigate our potential loss.

Total criticized exposures decreased $516 million from December 31, 2022, to $2.1 billion at December 31, 2023. The decrease in total criticized exposures was primarily driven by a decrease in Special Mention loans within the commercial and industrial portfolio class of our Automotive Finance and Corporate Finance operations. Total criticized exposures were 6.2% and 9.1% of total commercial finance receivables and loans at December 31, 2023, and December 31, 2022, respectively, representing strong overall credit performance as the commercial loan portfolio continues to grow.

The following table presents the percentage of total commercial criticized finance receivables and loans by industry concentration based on amortized cost.

December 31,	2023	2022
Industry		
Automotive	54.0 %	53.4 %
Electronics	13.4	11.9
Services	12.8	6.5
Other	19.8	28.2
Total commercial criticized finance receivables and loans	100.0 %	100.0 %

Allowance for Loan Losses

Our quantitatively determined allowance under CECL is impacted by certain forecasted economic factors as further described in Note 1 to the Consolidated Financial Statements. For example, our consumer automotive allowance for loan losses is most sensitive to state-level unemployment rates. Our process for determining the allowance for loan losses considers a borrower's willingness and ability to pay and considers other factors, including loan modification programs. In addition to our quantitative allowance for loan losses, we also incorporate qualitative adjustments that may relate to idiosyncratic risks, weather-related events, changes in current economic conditions that may not be reflected in quantitatively derived results, and other macroeconomic uncertainty. We also monitor model performance, using model error and related assessments, and we may incorporate qualitative reserves to adjust our quantitatively determined allowance if we observe deterioration

in model performance. Additionally, we perform a sensitivity analysis of our allowance utilizing varying macroeconomic scenarios, as described further within *Critical Accounting Estimates — Allowance for Credit Losses* within the MD&A.

Through December 31, 2023, forecasted economic variables incorporated into our quantitative allowance processes were updated to include the current macroeconomic environment and our future expectations reflecting slow GDP growth in the near term. This included (but was not limited to) the following: the unemployment rate rising to approximately 4.5% in the fourth quarter of 2024, before reverting to the historical mean of approximately 6.0% by the fourth quarter of 2026, GDP growth slowing as measured on a quarter-over-quarter seasonally adjusted annualized rate basis through the second quarter of 2024, before reverting to the historical mean of approximately 2.0% by the fourth quarter of 2026, and increases in new light vehicle sales on a seasonally adjusted annualized rate basis of approximately 16 million units through the fourth quarter of 2024, before reverting to the historical mean of 15 million units by the fourth quarter of 2026. Additionally, we maintain a qualitative allowance framework to account for ongoing uncertainty and volatility in the macroeconomic environment (including the impact of inflationary pressures) that could adversely impact frequency of loss and LGD. Our overall allowance for loan losses decreased $124 million from the prior year to $3.6 billion at December 31, 2023, representing 2.6% and 2.7% as a percentage of total finance receivables at December 31, 2023, and December 31, 2022, respectively.

Management's Discussion and Analysis

The following tables present an analysis of the activity in the allowance for loan losses on finance receivables and loans for the years ended December 31, 2023, and December 31, 2022, respectively.

($ in millions)	Consumer automotive	Consumer mortgage	Consumer other (a)	Total consumer	Commercial	Total
Allowance at January 1, 2023	$ 3,020	$ 27	$ 426	$ 3,473	$ 238	$ 3,711
Charge-offs (b)	(2,284)	(3)	(303)	(2,590)	(130)	(2,720)
Recoveries	793	9	25	827	6	833
Net charge-offs	(1,491)	6	(278)	(1,763)	(124)	(1,887)
Write-downs from transfers to held-for-sale (c) (d)	(41)	—	(174)	(215)	—	(215)
Provision for credit losses						
Provision due to change in portfolio size	80	(1)	57	136	16	152
Provision due to incremental charge-offs	1,491	(6)	278	1,763	124	1,887
Provision due to all other factors	24	(4)	(16)	4	(64)	(60)
Total provision for credit losses (e)	1,595	(11)	319	1,903	76	1,979
Other	—	(1)	—	(1)	—	(1)
Allowance at December 31, 2023	$ 3,083	$ 21	$ 293	$ 3,397	$ 190	$ 3,587
Net charge-offs to average finance receivables and loans outstanding for the year ended December 31, 2023	1.8 %	— %	7.1 %	1.6 %	0.4 %	1.4 %
Net charge-offs and write-downs from transfers to held-for-sale to average finance receivables and loans outstanding for the year ended December 31, 2023	1.8 %	— %	11.6 %	1.8 %	0.4 %	1.5 %
Allowance for loan losses to total nonperforming finance receivables and loans at December 31, 2023 (f)	273.0 %	39.6 %	317.8 %	266.5 %	160.2 %	257.4 %
Nonaccrual loans to finance receivables and loans outstanding at December 31, 2023	1.3 %	0.3 %	4.6 %	1.2 %	0.3 %	1.0 %
Ratio of allowance for loan losses to annualized net charge-offs at December 31, 2023	2.1	(3.7)	1.1	1.9	1.5	1.9
Ratio of allowance for loan losses to annualized net charge-offs and write-downs from transfers to held-for-sale at December 31, 2023	2.0	(3.7)	0.6	1.7	1.5	1.7

(a) Includes Credit Card and Personal Lending.
(b) Refer to Note 1 to the Consolidated Financial Statements for information regarding our charge-off policies.
(c) Consumer automotive includes a $41 million reduction of allowance from the sales of retained interests related to securitizations during 2023, resulting in the deconsolidation of the assets and liabilities from our Consolidated Balance Sheet. Refer to Note 11 to the Consolidated Financial Statements for further information.
(d) Consumer other includes a $174 million reduction of allowance from transfers to held-for-sale related to Personal Lending. Refer to Note 2 to the Consolidated Financial Statements for additional information.
(e) Excludes $11 million of benefit for credit losses related to our reserve for unfunded commitments. The liability related to the reserve for unfunded commitments is included in accrued expenses and other liabilities on our Consolidated Balance Sheet, excluding $5 million related to Personal Lending, which was transferred to liabilities of operations held-for-sale as of December 31, 2023. Refer to Note 2 to the Consolidated Financial Statements for further information.
(f) Coverage percentages are based on the allowance for loan losses related to finance receivables and loans excluding those loans held at fair value as a percentage of the amortized cost.

Management's Discussion and Analysis

($ in millions)	Consumer automotive		Consumer mortgage		Consumer other (a)		Total consumer		Commercial		Total	
Allowance at January 1, 2022	$	2,769	$	27	$	221	$	3,017	$	250	$	3,267
Charge-offs (b)		(1,434)		(3)		(133)		(1,570)		(58)		(1,628)
Recoveries		649		12		12		673		3		676
Net charge-offs		(785)		9		(121)		(897)		(55)		(952)
Provision due to change in portfolio size		196		3		182		381		33		414
Provision due to incremental charge-offs		785		(9)		121		897		55		952
Provision due to all other factors		55		(2)		23		76		(46)		30
Total provision for credit losses (c)		1,036		(8)		326		1,354		42		1,396
Other		—		(1)		—		(1)		1		—
Allowance at December 31, 2022	$	3,020	$	27	$	426	$	3,473	$	238	$	3,711
Net charge-offs to average finance receivables and loans outstanding for the year ended December 31, 2022		1.0 %		— %		4.4 %		0.9 %		0.2 %		0.7 %
Allowance for loan losses to total nonperforming finance receivables and loans at December 31, 2022 (d)		254.3 %		54.3 %		n/m		268.7 %		147.4 %		255.2 %
Nonaccrual loans to finance receivables and loans outstanding at December 31, 2022		1.4 %		0.3 %		1.6 %		1.2 %		0.6 %		1.1 %
Ratio of allowance for loan losses to annualized net charge-offs at December 31, 2022		3.8		(3.0)		3.5		3.9		4.3		3.9

n/m = not meaningful
(a)   Includes Credit Card and Personal Lending.
(b)   Refer to Note 1 to the Consolidated Financial Statements for information regarding our charge-off policies.
(c)   Excludes $3 million of provision for credit losses related to our reserve for unfunded commitments. The liability related to the reserve for unfunded commitments is included in accrued expenses and other liabilities on our Consolidated Balance Sheet.
(d)   Coverage percentages are based on the allowance for loan losses related to finance receivables and loans excluding those loans held at fair value as a percentage of the amortized cost.

The allowance for consumer loan losses as of December 31, 2023, decreased $76 million compared to December 31, 2022, reflecting a decrease of $133 million in the consumer other allowance, along with a decrease of $6 million in our consumer mortgage allowance, partially offset by an increase of $63 million in the consumer automotive allowance. The decrease in the consumer other allowance was primarily driven by the transfer of the Personal Lending portfolio to held-for-sale. Refer to Note 2 to the Consolidated Financial Statements for further information. The increase in our consumer automotive allowance was primarily driven by portfolio growth, partially offset by a reduction of allowance from the deconsolidation of securitizations during 2023.

The allowance for commercial loan losses as of December 31, 2023, decreased $48 million compared to December 31, 2022. The decrease was primarily driven by the charge-off of specific reserves in our Corporate Finance operations, partially offset by portfolio growth in our Automotive Finance operations.

Management's Discussion and Analysis

Provision for Loan Losses

The following table summarizes the provision for loan losses by loan portfolio class.

Year ended December 31, ($ in millions)	2023		2022		2021
Consumer automotive	$	**1,595**	$ 1,036	$	104
Consumer mortgage					
Mortgage Finance		**(3)**	3		(1)
Mortgage — Legacy		**(8)**	(11)		(13)
Total consumer mortgage		**(11)**	(8)		(14)
Consumer other					
Personal Lending		**102**	161		55
Credit Card		**217**	165		108
Total consumer other		**319**	326		163
Total consumer		**1,903**	1,354		253
Commercial					
Commercial and industrial					
Automotive		**23**	1		(30)
Other		**56**	46		39
Commercial real estate		**(3)**	(5)		(21)
Total commercial		**76**	42		(12)
Total provision for loan losses (a)	$	**1,979**	$ 1,396	$	241

(a) Excludes $11 million of benefit for credit losses related to our reserve for unfunded commitments during the year ended December 31, 2023, and $3 million of provision for credit losses related to our reserve for unfunded commitments during the year ended December 31, 2022.

The provision for consumer credit losses increased $549 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in provision for consumer credit losses for the year ended December 31, 2023, was primarily driven by higher net charge-offs across our consumer portfolios.

The provision for commercial credit losses increased $34 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in provision for commercial credit losses during the year ended December 31, 2023, was primarily driven by reserve reductions in the year ended December 31, 2022, related to reserves established at the onset of the COVID-19 pandemic within our Corporate Finance operations that did not reoccur, in addition to higher provisions on specific exposures within our Automotive Finance operations during the year ended December 31, 2023.

Allowance for Loan Losses by Type

The following table summarizes the allocation of the allowance for loan losses by loan portfolio class.

	2023			2022		
December 31, ($ in millions)	Allowance for loan losses	Allowance as a % of loans outstanding	Allowance as a % of total allowance for loan losses	Allowance for loan losses	Allowance as a % of loans outstanding	Allowance as a % of total allowance for loan losses
Consumer automotive	$ 3,083	3.7	85.9	$ 3,020	3.6	81.4
Consumer mortgage						
Mortgage Finance	18	0.1	0.5	22	0.1	0.6
Mortgage — Legacy	3	1.3	0.1	5	1.8	0.1
Total consumer mortgage	21	0.1	0.6	27	0.1	0.7
Consumer other						
Personal Lending (a)	—	—	—	194	9.8	5.2
Credit Card	293	14.7	8.2	232	14.5	6.3
Total consumer other	293	14.7	8.2	426	11.9	11.5
Total consumer loans	3,397	3.2	94.7	3,473	3.3	93.6
Commercial						
Commercial and industrial						
Automotive	15	0.1	0.4	14	0.1	0.4
Other	142	1.5	4.0	188	2.1	5.0
Commercial real estate	33	0.5	0.9	36	0.7	1.0
Total commercial loans	190	0.6	5.3	238	0.8	6.4
Total allowance for loan losses	$ 3,587	2.6	100.0	$ 3,711	2.7	100.0

(a) Personal lending assets were transferred to loans held-for-sale, and are included in assets of operations held-for-sale on our Consolidated Balance Sheet at December 31, 2023. Refer to Note 2 to the Consolidated Financial Statements for additional information.

Insurance/Underwriting Risk

Underwriting risk represents the risk of loss or of adverse change in the value of insurance liabilities due to inadequate pricing and reserving assumptions. Insurance risk also includes event risk, which is synonymous with pure risk, or hazard risk, and presents no chance of gain, only of loss. The underwriting of our products, or the assumption of insurance risk through reinsurance, includes an assessment of the risk to determine acceptability and categorization for appropriate pricing. The acceptability of a particular risk is based on expected losses, expenses, and other factors specific to the product in question. For example, with respect to VSCs, considerations include the quality of the vehicles produced, the price of replacement parts, repair labor rates, and new model introductions. With respect to our vehicle inventory insurance product, considerations include the dealer's loss history and loss control practices, as well as the geographic exposure to weather events and natural disasters, among other factors. We also assume risks through reinsurance arrangements, where a managing general agent or third party provides certain functions for an insurance product or program which may include, but is not limited to, premium and claims administration and reporting, binding of policies and other customer servicing functions, or underwriting services in exchange for a commission. Where underwriting and risk acceptance is delegated to third parties, we will consider the appropriateness of the third party's underwriting guidelines and their ability to evaluate and assess risks within the context of those guidelines and routinely monitor arrangements with such parties.

To support risk mitigation activities, we utilize a system of controls and governance including the use of a risk appetite framework to govern the amount and types of insurance risks we take, including the consideration of concentration risks, volatility of products, and a number of other factors. We also utilize a New Product Committee, Reserving Committee, Underwriting Committee, and Risk Management Committee to monitor, manage, and mitigate insurance risks, including consideration of pricing adequacy and risk of unfavorable loss development.

We mitigate the risk of losses by the active management of claim settlement activities using experienced claims personnel and the evaluation of current period reported claims. Losses for these events may be compared to prior claims experience, expected claims, or loss expenses from similar incidents to assess the reasonableness of incurred losses. For business assumed through reinsurance, we may rely on third parties for claim adjudication or the estimation of unpaid losses and loss adjustment expenses. Reliance on third parties inherently includes certain risks and uncertainties that are unique relative to our direct insurance lines of business, which may include lags in reporting or different assessments of reserve adequacy. In order to mitigate such risks, we regularly review the performance of such business assumed through reinsurance and our carried loss reserves may differ from reserves reported to us from third parties if deemed appropriate.

Management's Discussion and Analysis

In some instances, reinsurance is used to reduce the risk associated with volatile business lines, such as catastrophe risk in vehicle inventory insurance. Our vehicle inventory insurance product is covered by aggregate excess-of-loss protection, which provides coverage for the accumulation of weather-related losses that exceed pre-determined retention levels. In addition, loss control techniques such as storm path monitoring to assist dealers in preparing for severe weather help to mitigate loss potential. The level of reinsurance utilized will depend on the assessment of market pricing for such protection, the size and composition of our insured risks and our overall risk appetite. In certain cases, we choose not to obtain reinsurance protection if the cost is perceived to outweigh the benefits of such protection.

In accordance with industry and accounting practices and applicable insurance laws and regulatory requirements, we maintain loss reserves for reported losses, losses incurred but not reported, loss adjustment expenses, and unearned premium reserves for contracts in force. The adequacy of our estimated reserves and changes to the estimated values of reserves are routinely monitored by credentialed actuaries. Our reserves are regularly reviewed by management and subject to various governance and controls; however, since the reserves are estimates based on numerous assumptions, the ultimate liability may differ from the amount estimated.

Market Risk

Our financing, investing, and insurance activities give rise to market risk, or the potential change in the value of our assets (including securities, assets held-for-sale, loans and operating leases) and liabilities (including deposits and debt) due to movements in market variables, such as interest rates, spreads, foreign-exchange rates, equity prices, off-lease vehicle prices, and other equity investments.

The impact of changes in benchmark interest rates on our balance sheet represents an exposure to market risk and can affect our expected earnings. We primarily use interest rate derivatives to manage our interest rate risk exposure.

During 2023, the Federal Reserve further increased the federal funds target range to 5.25–5.50% in response to elevated inflation levels. Increased federal funds target rates led to pricing impacts across the balance sheet. Refer to the section below titled *Net Financing Revenue Sensitivity Analysis* for additional information on how future rate changes may impact net financing revenue.

The fair value of our spread-sensitive assets is also exposed to spread risk. Spread is the amount of additional return over the benchmark interest rates that an investor would demand for taking exposure to primarily credit and liquidity risk of an instrument. Generally, an increase in spreads would result in a decrease in fair value measurement.

We are also exposed to marginal foreign-currency risk primarily from Canadian denominated assets and liabilities. We enter into foreign currency hedges to mitigate foreign exchange risk.

We have exposure to changes in the value of equity securities with readily determinable fair values primarily related to our Insurance operations. For such equity securities, we use equity derivatives to manage our exposure to equity price fluctuations.

As part of our CRA program, we make investments in CRA-eligible funds that do not qualify for LIHTCs. Many of these CRA funds feature private equity or venture capital structures and are accounted for using the equity method of accounting. We recognize our share of the investee's earnings based on the performance of the funds. We recognized a loss of $25 million related to these investments during the year ended December 31, 2023, primarily due to broader real estate market trends adversely impacting certain real estate funds. There were no indications of impairment within our portfolio of CRA-eligible funds as of December 31, 2023.

In addition, we are exposed to changes in the value of other nonmarketable equity investments without readily determinable fair market values, which may cause volatility in our earnings.

As of December 31, 2023, we had $3.8 billion of cumulative net unrealized losses on our investment securities. During the year ended December 31, 2023, we recorded $260 million of net unrealized gains on our available-for-sale securities. Unrealized gains and losses are recorded in other comprehensive income (loss) within our Consolidated Statement of Comprehensive Income (Loss), and are generally not realized unless we sell the securities prior to their stated maturity date. In the fourth quarter of 2023, non-agency mortgage-backed residential securities with a fair value of $3.6 billion were transferred from available-for-sale to held-to-maturity. At the time of the transfer, $911 million of unrealized losses were retained in accumulated other comprehensive loss on our Consolidated Balance Sheet. The transfer of these securities to held-to-maturity reduces our exposure to fluctuations in accumulated other comprehensive loss on our Consolidated Balance Sheet that can result from unrealized losses on available-for-sale securities due to changes in market interest rates. As of December 31, 2023, and December 31, 2022, we did not have the intent to sell the available-for-sale securities with an unrealized loss position and we do not believe it is more likely than not that we will be required to sell these securities before recovery of their amortized cost basis. For the year ended December 31, 2023, management determined that there were no expected credit losses for available-for-sale securities in an unrealized loss position. Refer to Note 8 and Note 18 to the Consolidated Financial Statements for additional information.

The composition of our balance sheet, including shorter-duration fixed-rate consumer automotive loans and variable-rate commercial loans, along with our primary funding source of retail deposits, partially mitigates market risk. Additionally, we maintain risk-management controls that measure and monitor market risk using a variety of analytical techniques including market value and sensitivity analysis. Refer to Note 21 to the Consolidated Financial Statements for additional information. For information regarding our insured and uninsured deposit liabilities, refer to the section below titled *Response to Banking Industry Failures*.

Management's Discussion and Analysis

Fair Value Sensitivity Analysis

The following table presents a fair value sensitivity analysis of our assets and liabilities using isolated hypothetical movements in specific market rates. The analysis assumes adverse instantaneous, parallel shifts in market-exchange rates, interest rate yield curves, and equity prices. Additionally, since only adverse fair value impacts are included, the natural offset between asset and liability rate sensitivities that arise within a diversified balance sheet, such as ours, may not be considered.

December 31, *($ in millions)*	**2023**	2022
Financial instruments exposed to changes in:		
Interest rates		
Estimated fair value	**(a)**	(a)
Effect of 10% adverse change in rates	**(a)**	(a)
Foreign-currency exchange rates		
Estimated fair value	$ **357**	$ 394
Effect of 10% adverse change in rates	**(14)**	(10)
Equity prices		
Estimated fair value (b)	$ **928**	$ 819
Effect of 10% decrease in prices	**(93)**	(79)

(a) Refer to the section below titled *Net Financing Revenue Sensitivity Analysis* for information on the interest rate sensitivity of our financial instruments.
(b) Primarily includes $810 million and $681 million of equity securities at December 31, 2023, and December 31, 2022, respectively, and $102 million and $123 million of equity securities without a readily determinable fair value at December 31, 2023, and December 31, 2022. For additional information on equity securities without a readily determinable fair value, refer to Note 13 to the Consolidated Financial Statements.

Net Financing Revenue Sensitivity Analysis

Interest rate risk represents one of our most significant exposures to market risk. We actively monitor the level of exposure to movements in interest rates and take actions to mitigate adverse impacts these movements may have on future earnings. We use a sensitivity analysis of net financing revenue as our primary metric to measure and manage the interest rate risk of our financial instruments.

The execution of our current business strategy generally results in shorter-duration, fixed-rate consumer automotive loans comprising the majority of our assets and liquid, floating-rate retail deposits comprising the majority of our liabilities. This, in turn, results in a structurally liability sensitive balance sheet as our floating-rate retail deposits reprice faster than our fixed-rate consumer automotive loans when interest rates change. We prepare forward-looking baseline forecasts of pretax net financing revenue as well as anticipated future business growth, actions to alter our asset/liability positioning, and interest rates based on the implied forward curve. The analysis is highly dependent upon a variety of assumptions, one of the most significant being the repricing characteristics of retail deposits with both contractual and non-contractual maturities. We monitor industry and competitive repricing activity along with other business and market factors when developing deposit pricing assumptions.

Modeled simulations are then used to assess changes in pretax net financing revenue in multiple interest rate scenarios relative to the baseline forecast. The changes in net financing revenue relative to the baseline are defined as the sensitivity. Our simulations incorporate contractual cash flows and assumed repricing characteristics for assets, liabilities, and off-balance sheet exposures and incorporate the assumed effects of changing interest rates on the prepayment and attrition rates of certain assets and liabilities. Our simulations do not assume any specific future actions are taken to mitigate the impacts of changing interest rates.

These simulations measure the potential changes in our pretax net financing revenue over the following 12 months. We test a number of alternative rate scenarios, including immediate and gradual parallel shocks to the implied forward curve. We also evaluate nonparallel shocks to interest rates and stresses to certain term points on the yield curve in isolation to capture and monitor a variety of risks.

Simulation results are driven by underlying models and assumptions that are based on trend behavior and other historical information. The underlying models and assumptions, including retail deposit pricing, are regularly monitored and evaluated, and may be updated accordingly as observed trends materialize. As a result, if future trends or behaviors deviate from those reflected in the models, actual sensitivities may vary—perhaps significantly—from those that are modeled. For example, the pace and magnitude of changes in the federal-funds rate during the last two years has challenged models like ours whose historical data is largely derived from a more stable rate environment. During the fourth quarter of 2023, we updated our liquid deposit repricing assumptions, increasing our liability sensitivity to instantaneous rate increases. Actual sensitivities may differ for other reasons as well, including unplanned changes in balance sheet composition, timing of asset and liability repricing, the yield curve, customer behavior, macroeconomic conditions, the competitive environment, and management strategies. Accordingly, we do not treat the sensitivities as forecasts of net financing revenue but instead use them as a tool in managing interest rate risk.

In a stable rate scenario that assumes spot rates as of December 31, 2023, remain constant through the simulation, net financing revenue over the next 12 months is expected to increase by $16 million versus the baseline forecast, due to the shape of the implied forward curve.

The following table presents the pretax dollar impact to baseline forecasted net financing revenue over the next 12 months assuming various parallel shocks to the implied forward curve as of December 31, 2023, and December 31, 2022.

	December 31, 2023		December 31, 2022	
	Gradual (a)	**Instantaneous**	Gradual (a)	Instantaneous
Change in interest rates	*($ in millions)*		*($ in millions)*	
+200 basis points	$ **150**	$ **23**	$ 18	$ (76)
+100 basis points	**88**	**3**	3	(37)
-100 basis points	**(96)**	**(107)**	(21)	21

(a) Gradual changes in interest rates are recognized over 12 months.

Since December 31, 2022, the implied forward curve has further inverted as market expectations of short-term rates have increased. During 2023, our floating-rate commercial balances and cash balances increased, and we saw a shift from liquid deposits to CDs. Additionally, we increased our pay-fixed swap position, and incrementally added interest rate floor contracts that will provide benefit in certain lower-rate scenarios. The impact of these changes is reflected in our baseline net financing revenue forecast. As of December 31, 2023, we view the balance sheet as being modestly asset-sensitive in the near-term to changes in interest rates, as we expect the assumed repricing of our assets and pay-fixed swaps to modestly outpace the assumed repricing of our liabilities. Within the 12-month horizon, we expect the balance sheet to revert to liability sensitive.

Our interest-rate risk position is influenced by the impact of hedging activity, which primarily consists of interest rate swaps designated as fair value hedges of certain fixed-rate assets and fixed-rate debt instruments. Additionally, we use interest rate floor contracts designated as cash flow hedges on certain floating-rate assets. The size, maturity, and mix of our hedging activities are adjusted as our balance sheet, ALM objectives, and the interest rate environment evolve over time. Our hedging strategies, however, are not designed to eliminate all interest-rate risk, and we were adversely affected from rising interest rates in 2022 and 2023.

Operating Lease Residual Risk Management

We are exposed to residual risk on vehicles in the consumer operating lease portfolio. This operating lease residual risk represents the possibility that the actual proceeds realized upon the sale of returned vehicles will be lower than the projection of these values used in establishing the pricing at lease inception. Our operating lease portfolio, net of accumulated depreciation was $9.2 billion and $10.4 billion as of December 31, 2023, and December 31, 2022, respectively. The expected lease residual value of our operating lease portfolio at scheduled termination was $7.4 billion and $8.3 billion as of December 31, 2023, and December 31, 2022, respectively. For information on our valuation of automotive operating lease residuals including periodic revisions through adjustments to depreciation expense based on current and forecasted market conditions, refer to the section titled *Critical Accounting Estimates—Valuation of Automotive Operating Lease Assets and Residuals* within this MD&A.

- *Priced residual value projections* — At contract inception, we determine pricing based on the projected residual value of the leased vehicle. This evaluation uses a proprietary model, which includes variables such as age, expected mileage, seasonality, segment factors, vehicle type, economic indicators, production cycle, automotive manufacturer incentives, and unanticipated shifts in used vehicle supply, as well as expert judgment. This internally generated data is compared against third-party, independent data for reasonableness. Periodically, we revise the projected value of the leased vehicle at termination based on current market conditions and adjust depreciation expense over the remaining life of the contract as necessary. At termination, our actual sales proceeds from remarketing the vehicle may be higher or lower than the estimated residual value resulting in a gain or loss on remarketing recorded through depreciation expense.

- *Remarketing abilities* — Our ability to efficiently process and effectively market off-lease vehicles affects the disposal costs and the proceeds realized from vehicle sales. Vehicles can be remarketed through auction (internet and physical), sale to dealer, sale to lessee, and other methods. The results within these channels vary, with physical auction typically resulting in the lowest-priced outcome.

- *Manufacturer vehicle and marketing programs* — Automotive manufacturers influence operating lease residual results in the following ways:

  ◦ The brand image of automotive manufacturers and consumer demand for their products affects residual risk.

  ◦ The discontinuation of, or stylistic changes to, a certain make or model may affect the value of existing vehicles.

  ◦ Automotive manufacturer marketing programs may influence the used vehicle market for those vehicles through programs such as incentives on new vehicles, programs designed to encourage lessees to terminate their operating leases early in conjunction with the acquisition of a new vehicle (referred to as pull-ahead programs), and special rate used vehicle programs.

- *Used vehicle market* — We have exposure to changes in used vehicle prices. General economic conditions, used vehicle supply and demand, and new vehicle availability and market prices heavily influence used vehicle prices.

Management's Discussion and Analysis

Operating Lease Vehicle Terminations and Remarketing

The following table summarizes the volume of operating lease terminations and average gain per vehicle, as well as our methods of vehicle sales at lease termination, stated as a percentage of total operating lease vehicle disposals.

Year ended December 31,	2023	2022	2021
Off-lease vehicles terminated *(in units)*	109,756	110,634	127,708
Average gain per vehicle *($ per unit)*	$ 1,923	$ 1,533	$ 2,693
Method of vehicle sales			
Sale to dealer, lessee, and other	76 %	88 %	64 %
Auction			
Internet	18	9	29
Physical	6	3	7

We recognized an average gain per vehicle of $1,923 for the year ended December 31, 2023, compared to an average gain per vehicle of $1,533 and $2,693 in 2022 and 2021, respectively. The increase in remarketing performance during the year ended December 31, 2023, as compared to 2022, was primarily due to normalizing volume trends in the contractually priced buyout channels. Off-lease vehicles sold to lessees and dealers decreased 14% for the year ended December 31, 2023, as compared to 2022.

Operating Lease Portfolio Mix

The following table presents the concentration of our outstanding operating leases exposures by OEM.

December 31,	2023	2022	2021
Stellantis	77 %	78 %	81 %
GM	5	4	3
Other OEM-franchised dealers	18	18	16

The following table presents the mix of operating lease assets by vehicle type, based on volume of units outstanding.

December 31,	2023	2022	2021
Sport utility vehicle	68 %	63 %	59 %
Truck	28	31	34
Car	4	6	7

Business/Strategic Risk

Business/strategic risk is embedded in every facet of our organization and is one of our primary risk types. It is the risk resulting from the pursuit of business activities that turn out to be unsuccessful due to a variety of both controllable and non-controllable factors. We aim to mitigate this risk within our business lines through portfolio diversification, product innovations to meet ever-changing customer expectations, risk and control assessments on new products and services prior to launch, monitoring of the execution of our strategic and capital plan, and a focus on efficiency and cost control.

Our strategic plan is reviewed and approved annually by our Board, as are the capital plan and financial business plan. With oversight by our Board, executive management and business lines seek to execute our strategic plan within the risk appetite approved by the RC. The executive management team continuously monitors business performance throughout the year to assess strategic risk and identify early warning signals so that risks can be proactively managed. Executive management regularly reviews actual performance versus the plan, updates our Board via reporting routines, and implements changes as deemed appropriate.

Significant strategic actions, such as capital actions, material acquisitions or divestitures, and recovery and resolution plans are reviewed and approved by our Board as required. At the business level, as we introduce new products and services, we proactively assess the impact on our risk profile and then monitor performance relative to expectations for time periods commensurate with the risk-based assessment. With oversight by our Board, executive management evaluates changes to the financial forecast and risk, capital, and liquidity positions throughout the year and takes actions to mitigate risks accordingly. Ally's risk management and planning routines help to ensure strategic objectives complement the enterprise's capital management priorities, including prudent balance sheet growth, meeting internal and regulatory capital requirements, and managing to an appropriate level of excess capital.

Reputation Risk

Reputation risk is the risk arising from negative public opinion on Ally's business practices, whether true or not, that could cause a decline in customer satisfaction, brand sentiment, our customer base, revenue, or result in litigation towards Ally. Reputation risk may result from many of our activities, including those related to the management of our business/strategic, operational, and credit risks.

Management's Discussion and Analysis

We maintain an enterprise-wide Reputation Risk Management program that establishes the requirements for managing reputation risk. We manage reputation risk through established policies and controls in our businesses and risk-management processes to mitigate reputation risks in a timely manner through proactive monitoring and identification of potential reputation risk events. We have established processes and procedures to respond to events that give rise to reputation risk, including educating individuals and organizations that influence public opinion, external communication strategies to mitigate the risk, and informing key stakeholders of potential reputation risks. Primary responsibility for the identification, escalation, and resolution of reputation risk issues resides with our business lines.

Our "LEAD" core values and "Do it Right" philosophy further strengthen our efforts to mitigate reputational risks by promoting a transparent culture so that any associate, at any time, can and should call attention to risks that need to be addressed and taken into account. Our organization and governance structures provide oversight of reputation risks, and key risk indicators are reported regularly and directly to management and the RC, which provide primary oversight of reputation risk.

Operational Risk

Operational risk is the risk of loss or harm arising from inadequate or failed processes or systems, human factors, or external events and is inherent in all of our risk-generating activities. Such risk can manifest in various ways, including errors, business interruptions, and inappropriate behavior of employees, and can potentially result in financial losses and other damage to us. Operational risk includes business disruption risk, fraud risk, human capital risk, legal risk, model risk, process execution and management risk, and supplier (third party) risk.

- *Business disruption risk* — The risk of significant disruption to our operations resulting from natural disasters, technology outages, or other incidents and crisis events, such as pandemics.

- *Fraud risk* — The risk from deliberate misrepresentation or concealment of information material to a transaction with the intent to deceive another and that is reasonably relied on or used in decision making. Fraud can occur internally (for example, employees) or externally (for example, criminal activity, third-party suppliers).

- *Human capital risk* — The risk caused by high turnover, inadequate or improper staffing levels, departure/unavailability of key personnel, or inadequate training and includes our exposure to worker's compensation and employment litigation. Refer to the *Item 1. Human Capital & Additional Information* for further discussion.

- *Legal risk* — The risk arising from the potential that unenforceable contracts, lawsuits, or adverse judgments can disrupt or otherwise negatively affect our operations or condition.

- *Process execution and management risk* — The risk caused by failure to execute or adhere to policies, standards, procedures, processes, controls, and activities as designed and documented.

- *Supplier (third party) risk* — The risk associated with third-party suppliers and their delivery of products or services and effect on overall business performance. This includes a supplier's failure to comply with information technology requirements, information and physical security, laws, rules, regulations, and legal agreements.

To monitor and mitigate such risk, we maintain a system of policies and a control framework designed to provide a sound and well-controlled operational environment. This framework employs practices and tools designed to maintain risk identification, risk governance, risk and control assessment, risk testing and monitoring, and transparency through risk reporting mechanisms. The goal is to maintain operational risk at appropriate levels based on our financial strength, the characteristics of the businesses and the markets in which we operate, and the related competitive and regulatory environment.

Model Risk

Model risk is the potential for adverse consequences from decisions based on incorrect or misused model assumptions, inputs, outputs, and reports. This risk may include fundamental errors within the model that produce inaccurate outputs or that the model is used incorrectly or inappropriately.

Ally business lines and support functions use models to inform business decisions over a wide range of activities, including estimation of credit losses, stress testing and scenario analysis, credit underwriting, balance sheet management, risk management, insurance risk, and identification of potential fraud and money laundering events. We manage risk through a comprehensive and risk-sensitive framework designed to establish expectations and roles and responsibilities for all model stakeholders. An independent MRM function establishes and maintains governance and oversight over all models throughout the model lifecycle that includes development, implementation, use, validation, ongoing monitoring, recalibration, and decommission.

The model risk management function's specific responsibility includes maintaining a centralized inventory of all models in production, under development, or recently retired; performing independent validation and annual review testing to verify that models are built as intended, conceptually sound, and appropriate for their intended use; monitoring ongoing model performance to identify potential model degradation; and producing risk appetite metrics and key risk indicators for consumption by Board-level and management-level risk committees. The MVG within the MRM function is a team of risk professionals with advanced degrees in the areas of economics, econometrics, mathematical finance, and statistics. MVG also has subject matter expertise in model validation, model development, analytics, data science, artificial intelligence, and anti-money laundering and fraud detection.

Management's Discussion and Analysis

The Model Risk Committee is a management committee responsible for monitoring Ally's model risk exposure, and making decisions on changes to the Enterprise Model Risk Management Policy and risk appetite metrics related to model risk. It has a voting membership that includes the Chief Risk Officer, model risk management function senior leaders, and executives from independent risk management and business line risk management. Key model risk updates and risk appetite metrics are also reported to the Executive Risk Management Committee and the RC.

Information Technology/Cybersecurity Risk

Risk Management and Strategy

Information technology/cybersecurity is one of our primary risks, which we define as risks resulting from the failure of, or insufficiency in, information technology (for example, a system outage) or intentional or accidental unauthorized access, sharing, removal, tampering, or disposal of company and customer data or records. We and our service providers rely extensively on digital communications, data management, and other operating systems and infrastructure to conduct our business and operations. Failures or disruptions to these systems, including cloud-based services, or infrastructure from cyberattacks or other events may impede our ability to conduct business and operations and may result in business, reputational, financial, regulatory, or other harm. We and other financial institutions continue to be the target of various cyberattacks, including through phishing, the introduction of malware, denial-of-service, or other means. These cyberattacks often are intended to disrupt the operations of financial institutions or obtain confidential, proprietary, or other information or assets of Ally, our customers, employees, or other third parties with whom we transact. Refer to the *Risk Factors* section for additional information on our information technology/cybersecurity risks.

Information technology/cybersecurity risk management is part of our broader enterprise risk-management framework described earlier in *Risk Management*, including the multiple layers of defense described there. We seek to minimize the occurrence and impact of unauthorized access, disruption, alteration, or compromise of our systems and information through real-time review and monitoring of our cybersecurity-risk exposures and the implementation of processes and controls to manage those risks. In addition, we make investments in people, processes, and technology to assist us in our efforts to prevent, monitor, and respond to cybersecurity incidents.

More specifically, information technology/cybersecurity operational metrics and data are monitored on an ongoing basis and assessed against established risk-appetite limits. An inventory of information technology/cybersecurity processes, risks, and controls is maintained, which is derived utilizing regulatory and industry guidance, including the Federal Financial Institutions Examination Council Information Technology Examination Handbook and the National Institute of Standards and Technology Cybersecurity Framework. This inventory is used to assist in the identification and assessment of information technology/cybersecurity risks. In addition, cybersecurity teams managed by our CISO are responsible for the ongoing assessment of information technology/cybersecurity risks that pertain to their areas of responsibility.

We have adopted a CSRP, which provides a structured approach for our response to cybersecurity incidents. The CSRP describes internal roles and responsibilities and describes the operational coordination among internal cybersecurity teams, application owners, business partners and other stake holders to detect and respond to cybersecurity incidents promptly, mitigate the impact of them, and resume normal operations. Our business-continuity and crisis-management plans also address cybersecurity incidents as appropriate.

We regularly assess threats and vulnerabilities to our environment utilizing various resources including independent third-party assessments to evaluate the effectiveness of our layered system of controls. This includes routinely engaging third-party experts to perform comprehensive institutional-wide simulations for senior management, which evaluates our preparedness to respond to crisis-level events, including cybersecurity incidents. Third parties are also engaged to conduct cybersecurity penetration testing to assist us in identifying system vulnerabilities. We actively partner with other industry peers in order to share knowledge and information to further our security environment and invest in training and employee awareness regarding cyber-related risks.

Our business lines are actively engaged in overseeing our third-party service providers. Our Enterprise TPRM Policy establishes requirements and practices used to oversee and manage the activities of third parties with whom Ally has a relationship, under which we identify, measure, monitor, and manage third-party risk (including information technology/cybersecurity risks) in alignment with our strategic objectives and in compliance with applicable law. Any identified threats, vulnerabilities, or cybersecurity incidents are addressed as appropriate through the CSRP or our business-continuity and crisis-management plans, as described earlier.

Cybersecurity and the continued enhancement of our controls, processes, and systems to protect our technology infrastructure, customer information, and other proprietary information or assets remain a critical and ongoing priority. We recognize that cyber-related risks continue to evolve, including through the emergence of artificial intelligence, and have become increasingly sophisticated. As a result we continuously evaluate the adequacy of our preventive and detective measures. As a further protective measure, we maintain insurance coverage that, subject to terms and conditions, may cover certain aspects of cybersecurity and information risks. However, such insurance may not be sufficient to cover all losses.

We have not identified risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect, Ally or its business strategy, results of operations, or financial condition. However, we face ongoing cybersecurity threats and there can be no assurances we will not be materially impacted in the future. Refer to the *Risk Factors* section for additional information.

Management's Discussion and Analysis

Governance

Our Board is actively involved in the oversight of Ally's information technology/cybersecurity risk-management program, including through the RC and TC. The RC has primary oversight responsibility for our risk-management framework and sets the risk appetite across Ally. The TC assists the Board in overseeing information-technology and information-security risks (including cybersecurity) and our management of the risks commensurate with our structure, risk profile, complexity, activities, and size. To this end, the TC periodically reviews and approves policies addressing information-technology and information-security risks and reviews reports and trends on Ally's information-technology and information-security risks—including those involving cybersecurity, data management and protection, and crisis management—and receives reports from management on its actions to assess, monitor, and control those risks. The RC reviews reports and other information from the TC in approving our information-technology and information-security risk appetite and in exercising oversight of our independent risk-management program. Senior management briefs the RC, the TC, or the Board on information-technology and information-security matters at least quarterly and identified cybersecurity incidents are reported to the Board as deemed appropriate pursuant to our business-continuity and crisis-management plans.

Risk-oriented management committees, the executive leadership team, and our associates identify and monitor current and emerging risks and manage those risks within our risk appetite. More specifically, our Enterprise Risk Management Committee is responsible for supporting the Chief Risk Officer's oversight of senior management's responsibility to execute on our strategy within our risk appetite set by the RC, and the Chief Risk Officer's implementation of our independent risk-management. Our Technology and Security Risk Management Committee, which reports to our Enterprise Risk Management Committee, provides oversight of senior management's responsibility to manage and measure information technology/cybersecurity risks against the established risk appetite and monitors compliance with legal requirements and regulatory commitments. For additional information on the role of management in monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents, refer to the *Risk Management and Strategy* section above.

Our CIDDO, who brings to Ally more than 20 years of technology leadership experience in complex businesses, is responsible for overseeing all of Ally's technical and digital capabilities, including cybersecurity and infrastructure. Our CISO, who reports to the CIDDO, is principally responsible for managing and implementing our cybersecurity program. Our CIDDO and CISO collectively possess substantial expertise in the areas of information technology, information security, and cybersecurity risk management. Our CISO, who has over 27 years of experience within the financial-services industry, is supported by employees involved in the management of information security/cybersecurity risks that possess experience across a variety of areas.

Compliance Risk

Compliance risk is the risk of legal or regulatory sanctions, financial loss, or damage to reputation resulting from failure to comply with laws, regulations, rules, other regulatory requirements, or codes of conduct and other standards of self-regulatory organizations applicable to the banking organization (applicable rules and standards). Examples of such risks include compliance with regulations set forth by banking agencies including fair and responsible banking, anti-money laundering, or community reinvestment act, risks associated with offering our products or services, or risks associated with deviating from internal policies and procedures including those that are established to promote sound risk-management and internal-control practices. Compliance risk also includes fiduciary risk, which includes risks arising from our duty to exercise loyalty, act in the best interest of our clients, and care for assets according to an appropriate standard of care. This risk generally exists to the extent that we exercise discretion in managing assets on behalf of a customer.

We recognize that an effective compliance program, which includes driving a culture of compliance, plays a key role in managing and overseeing compliance risk and that a proactive compliance environment and program are essential to help meet various legal, regulatory, or other requirements or expectations. To manage compliance risk, we maintain a system of policies, change-management protocols, control frameworks, and other formal governance structures. Our compliance function, which is led by the Chief Compliance Officer who reports to our CEO, provides independent, enterprise-wide oversight of consumer and customer-related compliance-risk exposures and related risk-management practices. The Chief Compliance Officer has the authority and responsibility for the oversight and administration of our consumer and customer-related compliance program, which includes ongoing reporting of compliance-associated risk matters to our Board, the RC, and various management committees established to govern compliance-related risks. The Compliance Risk Management Committee, established by the Chief Compliance Officer, serves to facilitate the management of consumer and customer-related compliance risk, including matters impacting products, geographies, and services. Other compliance-risk exposures are overseen and addressed by designated subject-matter experts across the enterprise—including in Finance, Tax, Accounting, Information Technology, Risk, Human Resources, and Corporate Structure and Facilities—and are escalated through their established governance and oversight routines.

Conduct Risk

Conduct risk is the risk of customer harm, employee harm, reputational damage, regulatory sanction, or financial loss resulting from the behavior of our employees and contractors toward customers, counterparties, other employees and contractors, or the markets in which we operate.

Management is responsible for driving a culture that is consistent with our "LEAD" core values and "Do it Right" philosophy. We maintain an enterprise-wide Conduct Risk Management program that establishes the requirements for managing conduct risk.

Under our governance framework, incentive compensation is subject to review and recoupment so as to appropriately consider and not encourage imprudent risk-taking. All incentive pay, whether paid or unpaid, vested or not vested, is subject to cancellation or recoupment if

Management's Discussion and Analysis

based on, without limitation, material misstatements, misrepresentations, or fraud, or if the employee recipient failed to identify, raise, or assess issues with respect to financial loss or reputational risk to us or otherwise engaged in or contributed to other conduct adverse to us.

We manage conduct risk through a variety of enterprise programs, policies, and procedures. Associates complete required training at on-boarding, and annually thereafter, to affirm their compliance with our Code of Conduct and Ethics. Training programs and other resources set expectations surrounding appropriate conduct, ethical behavior, and a culture of compliance with applicable laws, regulations, policies, and standards. Officers and employees are expected to take personal responsibility for maintaining the highest standards of honesty, trustworthiness, and ethical behavior; to understand and manage the risks associated with their positions; and to escalate concerns about risk management (including reporting of potential violations of the Code of Conduct and Ethics, our policies, or other laws and regulations). Employee conduct is considered through various human resources and management activities including associate recruiting, on-boarding, performance management, incentive programs and compensation, conflicts of interest, and corrective action. Oversight of conduct risk is performed by the Conduct Risk Officer within Sustainability Risk Management.

Employee engagement surveys provide valuable insight into employee views and opinions about the company's culture and conduct. The Ethics Hotline (independently managed, available to associates 24 hours a day, 7 days a week) and Open-Door Process provide additional avenues for employees to report concerns or incidents of potential misconduct. Human Resources, Employee Relations, and Enterprise Fraud, Security, and Investigations have established processes and procedures for investigating and addressing cases of potential fraud or employee misconduct.

Climate-Related Risk

We have identified and defined climate-related risk as an emerging risk. Pursuant to our risk-management framework, emerging risks include those that have yet to create a material impact or would only arise during stressful or unlikely circumstances. Refer to the section titled *Risk Factors* in Part I, Item 1A of this report for information on climate-related risks.

Climate-related risk is generally categorized into two major categories: (1) risk related to the transition to a lower-carbon economy (transition risk) and (2) risk related to the physical impacts of climate change. Transition risk considers how changes in policy, technology, and market preference could pose operational, financial, and reputational risk to companies. Physical risk from climate change can be acute or chronic. Acute physical risk refers to risks that are event-driven such as increased severity of extreme weather events, including tornadoes, hurricanes, or floods. Chronic physical risks refer to long-term shifts in climate patterns, such as sustained higher temperatures, that may, for example, cause sea levels to rise.

As the impacts of climate change become more evident, we have recognized (1) the importance of understanding, preparing for and taking timely preventive action against potentially material climate-change impacts, (2) increasing investor demand for consistent and comparable climate-change risk data, (3) shifting federal policy focus as a result of rejoining the Paris Climate Agreement and an increase in regulatory discussion about potential requirements and oversight, and (4) that Ally's commitment to "Do It Right" extends to the conservation of environmental resources to promote a sustainable future for our customers, employees, stockholders, and the communities in which we live and operate. Ally is committed to developing a comprehensive enterprise sustainability strategy focusing on greater data collection, aggregation, and analysis, with the goal of aligning with the recommendations from the TCFD in assessing and reporting on our exposures to climate-related risks and opportunities consistent with the financial industry. In 2023, Ally:

- Submitted our annual CDP (formally the Carbon Disclosure Project) climate change questionnaire.

- Achieved third-party verification to a limited level of assurance using ISO 14064-3 for our 2022 greenhouse gas emissions.

- Executed Ally's operational carbon neutrality strategy for fiscal year 2022 Scope 1 and 2 emissions for the third consecutive year through a combined purchase of carbon offsets and Green-e Energy Certified renewable energy credits.

- Leveraged initial climate risk identification efforts, aligned to the Enterprise Risk Management framework, as well as climate scenario analysis, to begin evaluating Ally's potential climate risk exposure, both physical and transition, across material risk types, and continued the development of an appropriate risk mitigation strategy.

- Initiated a new relationship with an independent sustainability ratings and assessment provider to begin evaluating the sustainability performance of certain third parties within our supply chain.

- Focused on improving operational sustainability through strategic initiatives, including centralized trash and composting, installation of solar panels and additional EV charging stations, more efficient HVAC units, and promotion of biodiversity through landscape redesign with native species.

- Launched a community apiary in April 2023 that features educational programming to emphasize the importance of biodiversity in an era of climate change.

- Continued to support environmental volunteerism through Green Teams, an employee network of volunteers dedicated to sustainability. During 2023, Green Teams completed over 3,500 volunteer hours, which is a 52% increase as compared to 2022.

Management's Discussion and Analysis

Liquidity Management, Funding, and Regulatory Capital

Overview

The purpose of liquidity management is to enable us to meet loan and operating lease demand, debt maturities, deposit withdrawals, and other cash commitments under both normal operating conditions as well as periods of economic or financial stress. Our primary objective is to maintain cost-effective, stable and diverse sources of funding capable of sustaining the organization throughout all market cycles. Sources of funding include both retail and brokered deposits and secured and unsecured market-based funding across various maturity, interest rate, and investor profiles. Additional liquidity is available through a pool of unencumbered highly liquid securities, repurchase agreements, advances from the FHLB of Pittsburgh, and the FRB Discount Window.

We define liquidity risk as the risk that an institution's financial condition or overall safety and soundness is adversely affected by the actual or perceived inability to liquidate assets or obtain adequate funding or to easily unwind or offset specific exposures without significantly lowering market prices because of inadequate market depth or market disruptions. Liquidity risk can arise from a variety of institution-specific or market-related events that could have a negative impact on cash flows available to the organization. Effective management of liquidity risk positions an organization to meet cash flow obligations caused by unanticipated events. Managing liquidity needs and contingent funding exposures has proven essential to the solvency of financial institutions.

The ALCO, chaired by the Corporate Treasurer, is responsible for overseeing our funding and liquidity strategies. Corporate Treasury is responsible for managing our liquidity positions within limits approved by ALCO, the ERMC, and the RC. As part of managing liquidity risk, Corporate Treasury prepares monthly forecasts depicting anticipated funding needs and sources of funds, executes our funding strategies, and manages liquidity under normal as well as more severely stressed macroeconomic environments. Oversight and monitoring of liquidity risk are provided by Independent Risk Management.

The monthly liquidity forecasts demonstrate our ability to generate and obtain adequate amounts of cash to meet loan and operating lease demand, debt maturities, deposit withdrawals, and other cash commitments under normal operating conditions throughout the forecast horizon (currently through December 2026). Refer to Note 15 to the Consolidated Financial Statements for a summary of the scheduled maturity of long-term debt as of December 31, 2023. In recent years, we have become less reliant on market-based funding, reducing our exposure to disruptions in wholesale funding markets.

Funding Strategy

Liquidity and ongoing profitability are largely dependent on the timely and cost-effective access to retail deposits and funding in various segments of the capital markets. We focus on maintaining diversified funding sources across a broad base of depositors, lenders, and investors to meet liquidity needs throughout different economic cycles, including periods of financial distress. These funding sources include retail and brokered deposits, public and private asset-backed securitizations, unsecured debt, FHLB advances, and repurchase agreements. Our access to diversified funding sources enhances funding flexibility and results in a more cost-effective funding strategy over the long term. We evaluate funding markets on an ongoing basis to achieve an appropriate balance of unsecured and secured funding sources and maturity profiles.

We manage our funding to achieve a well-balanced portfolio across a spectrum of risk, maturity, and cost-of-funds characteristics. Optimizing funding at Ally Bank continues to be a key part of our long-term liquidity strategy. We optimize our funding sources at Ally Bank by prioritizing retail deposits, maintaining an active securitization program, managing the maturity profile of our brokered deposit portfolio, utilizing repurchase agreements, and continuing to access funds from the FHLB.

Assets are primarily originated by Ally Bank to reduce parent company exposures and funding requirements, and to utilize our growing consumer deposit-taking capabilities. This allows us to use bank funding for substantially all our automotive finance and other assets and to provide a sustainable long-term funding channel for the business, while also improving the cost of funds for the enterprise.

Liquidity Risk Management

Multiple metrics are used to measure liquidity risk, manage the liquidity position, identify related trends, and monitor these trends and metrics against established limits. These metrics include comprehensive stress tests that measure the sufficiency of the liquidity portfolio over stressed horizons ranging from overnight to 12 months, stability ratios that measure longer-term structural liquidity, and concentration ratios that enable prudent funding diversification. In addition, we have established internal management routines designed to review all aspects of liquidity and funding plans, evaluate the adequacy of liquidity buffers, review stress testing results, and assist management in the execution of its funding strategy and risk-management accountabilities.

Our liquidity stress testing is designed to allow us to operate our businesses and to meet our contractual and contingent obligations, including unsecured debt maturities, for at least 12 months, assuming our normal access to funding is disrupted by severe market-wide and enterprise-specific events. We maintain available liquidity in the form of cash, unencumbered highly liquid securities, available FHLB capacity, and available FRB Discount Window capacity. This available liquidity is held at various legal entities and is subject to regulatory restrictions and tax implications that may limit our ability to transfer funds across entities.

Management's Discussion and Analysis

The following table summarizes our total available liquidity.

December 31, ($ in millions)	2023	2022
Liquid cash and equivalents (a)	$ 6,468	$ 5,111
FHLB unused pledged borrowing capacity (b)	10,333	11,148
Unencumbered highly liquid securities (c)	20,627	22,155
FRB Discount Window pledged capacity (d)	26,025	2,038
Total available liquidity	$ 63,453	$ 40,452

(a)   Excludes restricted cash and foreign currency cash balances.
(b)   Pledged assets are primarily composed of consumer mortgage finance receivables and loans, as well as real-estate-backed loans within our Automotive Finance and Corporate Finance businesses, and non-agency mortgage-backed securities.
(c)   Includes unencumbered U.S. federal government, U.S. agency, and highly liquid corporate debt securities.
(d)   Pledged assets are composed of consumer automotive finance receivables and loans. Refer to Note 15 to the Consolidated Financial Statements for information on assets pledged to the FRB.

Recent Funding and Liquidity Developments

Key funding highlights from January 1, 2023, to date were as follows:

- In February 2023, Ally Financial Inc. accessed the unsecured debt capital markets and raised $500 million through the issuance of subordinated notes. In June 2023, Ally Financial Inc. raised $850 million through the issuance of unsecured senior notes. In December 2023, Ally Financial Inc. raised $750 million through the issuance of unsecured senior notes. Based on the proposed rule requiring Category II, III, and IV firms to maintain minimum amounts of eligible long-term debt, we would expect all three issuances to qualify under the requirement for covered bank holding companies. Refer to the section below titled *Response to Banking Industry Failures* for more information about the proposed rule.

- We raised $1.8 billion through the completion of term securitization transactions backed by consumer automotive loans.

- We issued $13.1 billion of brokered CDs.

- We increased our total available funding capacity through the FRB Discount Window by $24.0 billion during the year ended December 31, 2023, to $26.0 billion as of December 31, 2023. The increase in FRB Discount Window capacity reflects our strategy to maintain increased contingent liquidity following the bank failures of early 2023 and to further align with the *Addendum to the Interagency Policy Statement on Funding and Liquidity Risk Management: Importance of Contingency Funding Plans* released in July 2023.

- We increased and diversified repurchase agreement transaction funding with our counterparties.

Response to Banking Industry Failures

In March 2023, the FDIC was appointed as receiver for SVB and Signature after they experienced runs on deposits and other liquidity constraints. At the time, SVB and Signature were the 16th and 29th largest banks in the United States, respectively, as measured by total assets as of December 31, 2022. Also during March 2023, UBS Group AG announced the acquisition of Credit Suisse Group AG, with the support of the Swiss government.

Our liquidity position fundamentally differs from those of SVB and Signature before their failures. For example, approximately 93% of total deposits at Ally Bank, excluding affiliate and intercompany deposits, were FDIC-insured as of December 31, 2023, compared to 12% for SVB and 10% for Signature as of December 31, 2022. Additionally, our deposit portfolio is primarily composed of granular and diversified retail customer accounts, as opposed to SVB and Signature who had large uninsured commercial deposits. Because of the market turbulence and uncertainty, however, we activated existing internal incident response procedures specifically designed to increase governance and monitoring of Ally Bank's depositor behavior, liquidity position, and risk exposure, including frequent ongoing dialogue with the Board and supervisory authorities.

Management's Discussion and Analysis

We also took specific funding actions. Even before these failures, in response to the unprecedented pace of monetary tightening in 2022 and the resultant macroeconomic uncertainty, we had increased cash and available liquidity. Refer to the section above titled *Recent Funding Developments.* After the failures, we continued to do so by optimizing brokered CD issuances, borrowing from the FHLB, managing securities collateral pledged to the FHLB, maintaining competitive retail deposit pricing, and managing new loan origination volumes. We had $63.5 billion of total available liquidity as of December 31, 2023, which included $10.3 billion of available FHLB capacity and $26.0 billion of available FRB Discount Window capacity. Refer to the section above titled *Liquidity Risk Management.* FHLB funding provides us with a stable funding source and can be drawn upon on a same-day basis if sufficiently secured with available collateral.

In support of American businesses and households, the FRB created the BTFP in March 2023 to make additional funding available to eligible depository institutions in order to help assure that banks have the ability to meet the needs of all of their depositors. The BTFP is a further source of liquidity against high-quality securities and contributes to financial stability by eliminating a bank's need to quickly sell those securities in times of stress. Under the BTFP, depository institutions may borrow funds by pledging collateral eligible for purchase by the FRB in open market operations, such as U.S. Treasuries and agency debt and mortgage-backed securities, in each case valued at par. In January 2024, the FRB announced that the BTFP will cease making new loans as scheduled on March 11, 2024. We did not borrow from the BTFP through December 31, 2023. As of December 31, 2023, we had $26.0 billion in total available funding capacity through the FRB Discount Window, with no debt outstanding during the year ended December 31, 2023.

Following the failures of SVB and Signature, on May 1, 2023, First Republic Bank was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. The FDIC entered into a purchase and assumption agreement with JPMorgan Chase Bank to assume all the deposits and substantially all the assets of First Republic Bank. We continue to monitor and assess the impact of these failures on Category IV firms, like Ally.

In April 2023, in a statement accompanying the review of the FRB's supervision and regulation of SVB, FRB Vice Chair for Supervision Barr highlighted a plan to revisit the Tailoring Rules and develop stronger capital, liquidity, stress-testing, and other standards for Category IV firms like Ally. In July 2023, the U.S. banking agencies issued a proposed rule to customize and implement revisions to the global Basel III capital framework that were approved by the Basel Committee in December 2017 (commonly known as the Basel III endgame or as Basel IV). For regulatory capital, the proposed rule would eliminate the effect of the Tailoring Rules by requiring the recognition of most elements of accumulated other comprehensive income and loss and the application of deductions, limitations, and criteria for specified capital investments, minority interests, and TLAC holdings. For each of the risk-based capital ratios, a large banking organization, like Ally, would calculate and be bound by the lower of two alternatives: one version of the ratio based on an expanded risk-based approach prescribed in the proposed rule and one version of the ratio based on the standardized approach as modified by the proposed rule. All capital buffer requirements, including the stress capital buffer requirement, would apply regardless of whether the expanded risk-based approach or the standardized approach produces the lower ratio. Under the expanded risk-based approach, total RWAs would equal the sum of the RWAs for credit risk, equity risk, operational risk, market risk, and CVA risk as set forth in the proposed rule minus any amount of the banking organization's adjusted allowance for credit losses that is not included in Tier 2 capital and any amount of allocated transfer risk reserves. Under the standardized approach, total RWAs would be calculated using the existing rules with a revised methodology for determining RWAs for market risk, and a required application of the standardized approach for counterparty credit risk for derivative exposures. Category IV firms would be further required under the proposed rule to project their risk-based capital ratios under baseline conditions in their capital plans and related reports using the RWA-calculation approach that results in their binding risk-based capital ratios as of the start of the projection horizon. The proposed rule also would roll back additional elements of the Tailoring Rules by applying to Category IV firms the supplementary leverage ratio, the countercyclical capital buffer, and enhanced public disclosure and reporting requirements. Under the proposed rule, a three-year transition period from July 1, 2025, to June 30, 2028, would apply to the recognition of accumulated other comprehensive income and loss in regulatory capital and the use of the expanded risk-based approach. The phase-in of accumulated other comprehensive income and loss is expected to significantly affect our levels of regulatory capital. While we believe that this would be manageable, we also anticipate that our levels of regulatory capital would need to be gradually increased in advance of and during the proposed transition period. As for the proposed changes to RWAs, while we continue to evaluate the effects of individual provisions and the interplay among them as well as potential management actions in response, the impact is not currently expected to be significant in the aggregate if the proposed rule were adopted in its existing form. Since the proposed rule was issued, we have been engaged with research and advocacy groups to inform the rulemaking process and better understand the impacts of the proposed rule on banking organizations of various sizes and complexities—as well as the competitive environment more broadly—and likewise encourage the U.S. banking agencies to closely study these impacts and their wider implications.

In August 2023, the U.S. banking agencies issued a proposed rule to improve the resolvability of Category IV firms, like Ally. The proposed rule would require Category II, III, and IV firms, their large consolidated banks, and other institutions to issue and maintain minimum amounts of eligible long-term debt in an amount that is the greater of (i) 6 percent of total RWAs, (ii) 3.5 percent of average total consolidated assets, and (iii) 2.5 percent of total leverage exposure. Covered insured depository institutions, like Ally Bank, that are consolidated subsidiaries of covered entities, like Ally, would be required to issue eligible long-term debt internally to a company that consolidates the covered insured depository institution, which would in turn be required to purchase that long-term debt. Only long-term debt instruments that are most readily able to absorb losses in a resolution proceeding would qualify, and the operations of covered entities would be subject to clean-holding-company requirements such as prohibitions and limitations on their liabilities to unaffiliated entities. Under the proposed rule, a transition period would apply with 25, 50, and 100 percent of the long-term-debt requirements coming into effect by the end

Management's Discussion and Analysis

of the first, second, and third years, respectively, after finalization of the rule. We are still assessing the impact of this proposed rule but, due to the current structure and amount of debt instruments issued by Ally and Ally Bank, we expect it to significantly affect us.

Whether and when final rules related to these proposals may be adopted and take effect, as well as what changes to the proposed rules may be reflected in any final rules after the comment periods, remain unclear. Also, beyond these proposed rules, more stringent and less tailored liquidity, stress-testing, and other standards for Category IV firms, like Ally, may be forthcoming, including those that may reinstate the LCR, require more rigorous liquidity stress testing, and return Ally to supervisory stress testing on an annual cycle. Refer to Note 20 to the Consolidated Financial Statements for additional information.

In August 2023, citing macroeconomic trends impacting the banking industry, such as increased costs of funding and rapid tightening in monetary policy, Moody's downgraded the credit ratings of a number of banks. Additionally, Moody's downgraded the outlook of a number of banks, including Ally, where the outlook was lowered from Stable to Negative. Refer to the section below titled *Credit Ratings* for additional information.

On November 16, 2023, the FDIC finalized a rule that imposes a special assessment to recover the costs to the DIF resulting from the FDIC's use, in March 2023, of the systemic risk exception to the least-cost resolution test under the FDI Act in connection with the receiverships of SVB and Signature. The FDIC estimated in approving the rule that those assessed losses total approximately $16.3 billion. The rule provides that this loss estimate will be periodically adjusted, which will affect the amount of the special assessment. Under the rule, the assessment base is the estimated uninsured deposits that an IDI reported in its Consolidated Reports of Condition and Income ("Call Report") at December 31, 2022, excluding the first $5 billion in estimated uninsured deposits. The special assessments will be collected at an annual rate of approximately 13.4 basis points per year (3.36 basis points per quarter) over eight quarters in 2024 and 2025, with the first assessment period beginning January 1, 2024. Because the estimated loss pursuant to the systemic risk determination will be periodically adjusted, the FDIC retains the ability to cease collection early, extend the special assessment collection period, and impose a final shortfall special assessment on a one-time basis. Ally expects the special assessments to be tax deductible. The total of the assessments for Ally, based on Ally Bank's uninsured deposits as of December 31, 2022, is estimated at $38 million, and such amount was recorded as an expense in the quarter of adoption (the quarter ending December 31, 2023).

Funding Sources

The following table summarizes our sources of funding and the amount outstanding under each category for the periods shown.

	On-balance-sheet funding		% Share of funding	
December 31, *($ in millions)*	**2023**	2022	**2023**	2022
Deposits	**$ 154,666**	$ 152,297	88	88
Debt				
Secured financings	**10,443**	$ 10,124	6	6
Institutional term debt	**9,815**	9,678	6	6
Retail term notes	**609**	359	—	—
Total debt (a)	**20,867**	20,161	12	12
Total on-balance-sheet funding	**$ 175,533**	$ 172,458	100	100

(a)   Includes hedge basis adjustments as described in Note 21 to the Consolidated Financial Statements.

Refer to Note 15 to the Consolidated Financial Statements for a summary of the scheduled maturity of long-term debt at December 31, 2023.

Deposits

Ally Bank is a digital direct bank with no branch network that obtains retail deposits directly from customers. We offer competitive rates and fees on a full spectrum of retail deposit products, including savings accounts, money-market demand accounts, CDs, interest-bearing spending accounts, trust accounts, and IRAs. Our primary funding source is retail deposits, which we believe, at scale, are the most efficient and stable source of funding for us when compared to other funding sources. Retail deposits constituted 81% of our total funding sources at December 31, 2023. In addition, we utilize brokered deposits, which are obtained through third-party intermediaries.

Total uninsured deposits as calculated per regulatory guidance includes affiliate and intercompany deposits, which we believe have different risk profiles than other uninsured deposits. The amounts presented below remove affiliate and intercompany deposits from total uninsured deposits. We believe that the presentation of uninsured deposits adjusted for the impact of the affiliate deposits provides enhanced clarity of uninsured deposits at risk.

December 31, *($ in millions)*	2023		2022	
	Amount	**Percentage of total deposits**	Amount	Percentage of total deposits
Uninsured deposits				
Total uninsured deposits, as calculated per regulatory guidelines	$ 16,895	11 %	$ 19,303	13 %
Less: Affiliate and intercompany deposits	5,313	4 %	4,072	3 %
Total uninsured deposits, excluding affiliate and intercompany deposits	$ 11,582	7 %	$ 15,231	10 %

The following table shows Ally Bank's total primary retail deposit customers and deposit balances as of the end of each of the last five quarters.

	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Total primary retail deposit customers *(in thousands)*	3,040	2,989	2,894	2,808	2,681
Deposits *($ in millions)*					
Retail	$ 142,265	$ 140,100	$ 138,983	$ 138,497	$ 137,684
Brokered	11,000	11,264	13,677	13,801	12,590
Other (a)	1,401	1,471	1,650	1,715	2,023
Total deposits	$ 154,666	$ 152,835	$ 154,310	$ 154,013	$ 152,297

(a) Other deposits include mortgage escrow deposits. Other deposits also include a deposit related to Ally Invest customer cash balances deposited at Ally Bank by a third party of $1.3 billion as of both December 31, 2023, and September 30, 2023, $1.5 billion as of both June 30, 2023, and March 31, 2023, and $1.8 billion as of December 31, 2022.

During the year ended December 31, 2023, our total deposit base increased $2.4 billion, and we added approximately 359,000 retail deposit customers, ending with approximately 3.0 million retail deposit customers as of December 31, 2023. Total retail deposits increased $4.6 billion during the year ended December 31, 2023, bringing the total retail deposits portfolio to $142.3 billion as of December 31, 2023, primarily driven by an increase in retail deposit customers. We have maintained competitive deposit rates in response to higher benchmark interest rates and changes in product offerings by banks and nonbanks. Additionally, brokered deposits decreased $1.6 billion during the year ended December 31, 2023. During the year ended December 31, 2023, our CD deposit liabilities increased $13.9 billion and our savings, money market, and spending account deposit liabilities decreased $11.4 billion. This trend was primarily due to customer migration from liquid savings to fixed-rate CDs, as observed across the industry. Overall, strong customer acquisition and retention rates continue to deliver a favorable funding mix.

Following the failures of SVB and Signature, we briefly experienced elevated two-way deposit flows. Uninsured deposit outflows were more than offset by inflows from new and existing customers. Approximately 92% of retail deposits at Ally Bank, excluding affiliate and intercompany deposits, were FDIC-insured as of December 31, 2023. Our total available liquidity exceeded our uninsured retail deposit liabilities by $51.9 billion as of December 31, 2023.

We continue to advance our digital capabilities and deliver incremental value to our retail deposit customers beyond competitive rates and low fees. Notably, our digital tools (e.g. Savings & Spend Buckets) improve the digital banking experience across the entire customer journey, and additional account features like CoverDraft and early direct deposit further bolster our "Do It Right" commitment for our customers.

We continue to be recognized for the totality of experience and value we provide our customers. In April 2023, Forbes again named Ally to its "World's Best Banks" list followed by The Wall Street Journal's BuySide recognition of Ally Bank as the "Best Online Bank of 2023." In October 2023, MONEY® Magazine named Ally to its "Best Online Bank" list for the sixth consecutive year, as well as the eleventh time in the past thirteen years. In January 2023, Bankrate named Ally Bank the "Best Bank Overall." For additional information on our deposit funding by type, refer to Note 14 to the Consolidated Financial Statements.

Securitizations and Secured Financings

In addition to building a larger deposit base in recent years, we maintain a presence in the securitization markets to finance our automotive loan portfolios. Securitizations and secured funding transactions, collectively referred to as securitization transactions due to their similarities, allow us to convert our automotive-finance receivables into cash earlier than what would have occurred in the normal course of business.

Management's Discussion and Analysis

As part of these securitization transactions, we sell assets to various SPEs in exchange for the proceeds from the issuance of debt and other beneficial interests in the assets. The activities of the SPEs are generally limited to acquiring the assets, issuing and making payments on the debt, paying related expenses, and periodically reporting to investors.

These SPEs are separate legal entities that assume the risks and rewards of ownership of the receivables they hold. The assets of the SPEs are not available to satisfy our claims or those of our creditors. In addition, the SPEs do not invest in our equity or in the equity of any of our affiliates. Our economic exposure related to the SPEs is generally limited to retained interests, and customary representation, warranty, and covenant provisions. We manage securitization execution risk by maintaining a diverse domestic and foreign investor base.

We typically agree to service the assets transferred in our securitization transactions for a fee, and we may be entitled to other related fees. The total amount of servicing fees earned is disclosed in Note 5 to the Consolidated Financial Statements. We may also retain a portion of senior and subordinated interests issued by the SPEs. Subordinate interests typically provide credit support to the more highly rated senior interest in a securitization transaction and may be subject to all or a portion of the first-loss position related to the sold assets.

These securitization transactions may meet the criteria to be accounted for as off-balance-sheet securitization transactions if we do not hold a potentially significant economic interest or do not provide servicing or asset management functions for the financial assets held by the securitization entity. Our securitization transactions may not meet the required criteria to be accounted for as off-balance-sheet securitization transactions; therefore, they are accounted for as secured borrowings. For information regarding our off-balance sheet arrangements and securitization activities, refer to Note 1 and Note 11 to the Consolidated Financial Statements.

During the year ended December 31, 2023, we raised $1.8 billion through the completion of two term securitization transactions backed by consumer automotive loans, initially accounted for as secured borrowings. Subsequently, we sold initially retained interests in these transactions. As a result of these incremental sales, we deconsolidated $1.7 billion of consumer automotive loans from our Consolidated Balance Sheet.

We have access to funding through advances with the FHLB. These advances are primarily secured by consumer and commercial mortgage finance receivables and loans and investment securities. As of December 31, 2023, we had pledged $27.9 billion of assets to the FHLB resulting in $18.5 billion in total funding capacity with $8.2 billion of debt outstanding.

At December 31, 2023, $69.5 billion of our total assets were restricted as collateral for the payment of debt obligations accounted for as secured borrowings. Refer to Note 15 to the Consolidated Financial Statements for further discussion.

Unsecured Financings

We have long-term unsecured debt outstanding from retail term note programs. These programs are composed of callable fixed-rate instruments with fixed maturity dates. There were $609 million of retail term notes outstanding at December 31, 2023. The remainder of our unsecured debt is composed of institutional term debt. In February 2023, we accessed the unsecured debt capital markets and raised $500 million through the issuance of subordinated notes. In June 2023, we raised $850 million through the issuance of unsecured senior notes. In December 2023, we raised $750 million through the issuance of unsecured senior notes. Refer to Note 15 to the Consolidated Financial Statements for additional information about our outstanding long-term unsecured debt.

Other Secured and Unsecured Short-term Borrowings

We have access to repurchase agreements. A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date. The securities sold in repurchase agreements include U.S. government and federal agency obligations. As of December 31, 2023, we had $747 million debt outstanding under repurchase agreements.

Additionally, we have access to the FRB Discount Window and can borrow funds to meet short-term liquidity demands. The FRB, however, is not a primary source of funding for day-to-day business. Instead, it is a liquidity source that can be accessed in stressed environments or periods of market disruption. As of December 31, 2023, we had assets pledged and restricted as collateral to the FRB totaling $34.0 billion, resulting in $26.0 billion in total funding capacity with no debt outstanding. For information on our ability to access the BTFP, refer to the section above titled *Response to Banking Industry Failures*.

Guaranteed Securities

Certain senior notes (collectively, the Guaranteed Notes) issued by Ally Financial Inc. (referred to within this section as the Parent) are unconditionally guaranteed on a joint and several basis by IB Finance, a subsidiary of the Parent and the direct parent of Ally Bank, and Ally US LLC, a subsidiary of the Parent (together, the Guarantors, and the guarantee provided by each such Guarantor, the Note Guarantees). The Guarantors are primary obligors with respect to payment when due, whether at maturity, by acceleration or otherwise, of all payment obligations of the Parent in respect of the Guaranteed Notes pursuant to the terms of the applicable indenture. At both December 31, 2023, and December 31, 2022, the outstanding principal balance of the Guaranteed Notes was $2.0 billion, with the last scheduled maturity to take place in 2031.

The Note Guarantees rank equally in right of payment with the applicable Guarantor's existing and future unsubordinated unsecured indebtedness and are subordinate to any secured indebtedness of the applicable Guarantor to the extent of the value of the assets securing such indebtedness. The Note Guarantees are structurally subordinate to indebtedness and other liabilities (including trade payables and lease

obligations, and in the case of Ally Bank, its deposits) of any nonguarantor subsidiaries of the applicable Guarantor to the extent of the value of the assets of such subsidiaries.

The Note Guarantees and all other obligations of the Guarantors will terminate and be of no further force or effect (i) upon a permissible sale, disposition, or other transfer (including through merger or consolidation) of a majority of the equity interests (including any sale, disposition or other transfer following which the applicable Guarantor is no longer a subsidiary of the Parent), of the applicable Guarantor, or (ii) upon the discharge of the Parent's obligations related to the Guaranteed Notes.

The following tables present summarized financial data for the Parent and the Guarantors on a combined basis. The Guarantors, both of which the Parent is deemed to possess control over, are fully consolidated after eliminating intercompany balances and transactions. Summarized financial data for nonguarantor subsidiaries is excluded.

Year ended December 31, ($ in millions)	2023	2022	2021
Net financing loss and other interest income (a)	$ (945)	$ (1,000)	$ (1,070)
Dividends from bank subsidiaries	1,350	3,150	3,450
Dividends from nonbank subsidiaries	250	1	27
Total other revenue	169	103	243
Total net revenue	824	2,254	2,650
Provision for credit losses	(13)	(32)	(106)
Total noninterest expense	465	665	650
Income from continuing operations before income tax benefit	372	1,621	2,106
Income tax benefit from continuing operations (b)	(408)	(253)	(412)
Net income from continuing operations	780	1,874	2,518
Loss from discontinued operations, net of tax	(2)	(1)	(5)
Net income (c)	$ 778	$ 1,873	$ 2,513

(a) Net financing loss and other interest income is primarily driven by interest expense on long-term debt.
(b) There is a significant variation in the customary relationship between pretax income and income tax benefit due to our accounting policy elections and consolidated tax adjustments. The income tax benefit excludes tax effects on dividends from subsidiaries.
(c) Excludes the Parent's and Guarantors' share of income of all nonguarantor subsidiaries.

December 31, ($ in millions)	2023	2022
Total assets (a)	$ 7,242	$ 5,467
Total liabilities	$ 11,671	$ 10,996

(a) Excludes investments in all nonguarantor subsidiaries.

Cash Flows

The following summarizes the activity reflected in the Consolidated Statement of Cash Flows. While this information may be helpful to highlight certain macro trends and business strategies, the cash flow analysis may not be as helpful when analyzing changes in our net earnings and net assets. We believe that in addition to the traditional cash flow analysis, the discussion related to liquidity, dividends, and ALM herein may provide more useful context in evaluating our liquidity position and related activity.

Net cash provided by operating activities was $4.7 billion and $6.2 billion for the years ended December 31, 2023, and 2022, respectively. Operating cash inflows were lower versus the prior year due to unfavorable market conditions as a result of the current macroeconomic environment. Refer to the *Consolidated Results of Operation*s section of this MD&A for further discussion.

Net cash used in investing activities was $7.3 billion and $17.3 billion for the years ended December 31, 2023, and 2022, respectively. The change was primarily due to a $6.0 billion decrease in net cash outflows related to loans held-for-investment and a $3.5 billion decrease in net cash outflows related to available-for-sale securities.

Net cash provided by financing activities for the year ended December 31, 2023, was $3.8 billion, compared to $11.6 billion for the same period in 2022. The change was primarily attributable to a decrease in net cash inflows of $8.4 billion from deposits and a decrease of $1.5 billion related to short-term borrowings. The decrease was partially offset by lower repurchases of common stock of $1.6 billion.

Capital Planning and Stress Tests

Under the Tailoring Rules, we are generally subject to supervisory stress testing on a two-year cycle and exempted from mandated company-run capital stress testing requirements. We are also required to submit an annual capital plan to the FRB. Our annual capital plan must include an assessment of our expected uses and sources of capital and a description of all planned capital actions over a nine-quarter planning horizon, including any issuance of a debt or equity capital instrument, any dividend or other capital distribution, and any similar action that the FRB determines could have an impact on our capital. The plan must also include a detailed description of our process for assessing capital adequacy, including a discussion of how we, under expected and stressful conditions, will maintain capital commensurate

Management's Discussion and Analysis

with our risks and above the minimum regulatory capital ratios, will serve as a source of strength to Ally Bank, and will maintain sufficient capital to continue our operations by maintaining ready access to funding, meeting our obligations to creditors and other counterparties, and continuing to serve as a credit intermediary.

The Tailoring Rules align capital planning, supervisory stress testing, and stress capital buffer requirements for large banking organizations, like Ally. As a Category IV firm, Ally is expected to have the ability to elect to participate in the supervisory stress test—and receive a correspondingly updated stress capital buffer requirement—in a year in which Ally would not generally be subject to the supervisory stress test. Refer to the section titled *Basel Capital Framework* in Note 20 to the Consolidated Financial Statements for further discussion about our stress capital buffer requirements. During a year in which Ally does not undergo a supervisory stress test, we would receive an updated stress capital buffer requirement only to reflect our updated planned common-stock dividends. Ally was subject to the 2022 supervisory stress test and did not elect to participate in the 2023 supervisory stress test.

On January 10, 2022, our Board authorized a stock-repurchase program, permitting us to repurchase up to $2.0 billion of our common stock from time to time from the first quarter of 2022 through the fourth quarter of 2022 subject to restrictions imposed by the FRB, and an increase in our cash dividend on common stock from $0.25 per share for the fourth quarter of 2021 to $0.30 per share for the first quarter of 2022. During the year ended December 31, 2022, we repurchased $1.65 billion of common stock under our stock-repurchase program. Since the commencement of our initial stock-repurchase program in the third quarter of 2016, we have reduced the number of outstanding shares of our common stock by 37%, from 484 million as of June 30, 2016, to 302 million as of December 31, 2023. Except for repurchases made of shares withheld to cover income taxes owed by participants in our share-based incentive plans, we did not make any common-stock repurchases in 2023, and at this time, the Board has not authorized a stock-repurchase program for 2024.

We submitted our 2022 capital plan to the FRB on April 5, 2022. Ally received an updated preliminary stress capital buffer requirement from the FRB in June 2022, which was determined to be 2.5% and reflected a decline of 100 basis points relative to our prior requirement. The updated 2.5% stress capital buffer requirement was finalized in August 2022 and became effective on October 1, 2022. In February 2023, we accessed the unsecured debt capital markets and issued $500 million of additional subordinated notes, which qualify as Tier 2 capital for Ally under U.S. Basel III. We submitted our 2023 capital plan to the FRB on April 5, 2023, and received in June 2023 an updated preliminary stress capital buffer requirement that remained unchanged at 2.5%. The 2.5% stress capital buffer requirement was finalized in July 2023 and became effective on October 1, 2023.

Our ability to make capital distributions, including our ability to pay dividends or repurchase shares of our common stock, will continue to be subject to the FRB's review and our internal governance requirements, including approval by our Board. The amount and size of any future dividends and share repurchases also will be subject to various factors, including Ally's capital and liquidity positions, accounting and regulatory considerations (including any restrictions that may be imposed by the FRB and any changes to capital, liquidity, and other regulatory requirements that may be proposed or adopted by the U.S. banking agencies), the taxation of share repurchases, financial and operational performance, alternative uses of capital, common-stock price, and general market conditions, and may be extended, modified, or discontinued at any time.

Management's Discussion and Analysis

Regulatory Capital

We became subject to U.S. Basel III on January 1, 2015, although a number of its provisions—including capital buffers and certain regulatory capital deductions—were subject to phase-in periods. For further information on U.S. Basel III, refer to the section titled *Regulation and Supervision* in Part I, Item I of this report, and Note 20 to the Consolidated Financial Statements. The following table presents selected regulatory capital data under U.S Basel III.

December 31, ($ in millions)	2023	2022
Common Equity Tier 1 capital ratio	9.36 %	9.27 %
Tier 1 capital ratio	10.76 %	10.72 %
Total capital ratio	12.41 %	12.21 %
Tier 1 leverage ratio (to adjusted quarterly average assets) (a)	8.67 %	8.65 %
Total equity	$ 13,766	$ 12,859
CECL phase-in adjustment (b)	591	887
Preferred stock (c)	(2,324)	(2,324)
Goodwill and certain other intangibles	(731)	(902)
Deferred tax assets arising from net operating loss and tax credit carryforwards (d)	(10)	(4)
AOCI-related adjustments (e)	3,837	4,076
Common Equity Tier 1 capital	15,129	14,592
Preferred stock (c)	2,324	2,324
Other adjustments	(61)	(49)
Tier 1 capital	17,392	16,867
Qualifying subordinated debt and other instruments qualifying as Tier 2	694	416
Qualifying allowance for loan losses and other adjustments	1,969	1,926
Total capital	$ 20,055	$ 19,209
Risk-weighted assets (f)	$161,601	$ 157,346

(a) Tier 1 leverage ratio equals Tier 1 capital divided by adjusted quarterly average total assets, which both reflect adjustments for disallowed goodwill, certain intangible assets, and disallowed deferred tax assets.

(b) We elected to delay recognizing the estimated impact of CECL on regulatory capital until after a two-year deferral period, which for us extended through December 31, 2021. Beginning on January 1, 2022, we phased in 25% of the previously deferred estimated capital impact of CECL, with an additional 25% to be phased in at the beginning of each subsequent year until fully phased in by the first quarter of 2025. Refer to Note 20 to the Consolidated Financial Statements for further information.

(c) Refer to Note 17 to the Consolidated Financial Statements for additional details about our non-cumulative perpetual preferred stock.

(d) Contains deferred tax assets required to be deducted from capital under U.S. Basel III.

(e) Comprises adjustments related to our accumulated other comprehensive income opt-out election, which allows us to exclude most elements of accumulated other comprehensive income from regulatory capital.

(f) Risk-weighted assets are defined by regulation and are generally determined by allocating assets and specified off-balance sheet exposures to various risk categories.

Credit Ratings

The cost and availability of unsecured financing are influenced by credit ratings, which are intended to be an indicator of the creditworthiness of a particular company, security, or obligation. Lower ratings result in higher borrowing costs and reduced access to capital markets. This is particularly true for certain institutional investors whose investment guidelines require investment-grade ratings on term debt and the two highest rating categories for short-term debt (particularly money-market investors).

Nationally recognized statistical rating organizations rate substantially all our debt. The following table summarizes our current ratings and outlook by the respective nationally recognized rating agencies.

Rating agency	Short-term	Senior unsecured debt	Outlook
Fitch (a)	F3	BBB-	Stable
Moody's (b)	P-3	Baa3	Negative
S&P (c)	A-3	BBB-	Stable
DBRS (d)	R-2 (high)	BBB	Stable

(a) Fitch affirmed our senior unsecured debt rating of BBB-, short-term rating of F3, and affirmed the outlook of Stable on March 20, 2023.
(b) Moody's affirmed our senior unsecured rating of Baa3, affirmed our short-term rating of P-3, and changed our outlook to Negative from Stable on August 7, 2023.
(c) Standard & Poor's affirmed our senior unsecured debt rating of BBB-, affirmed our short-term rating of A-3, and changed the outlook to Stable from Negative on March 25, 2021.
(d) DBRS upgraded our senior unsecured debt rating to BBB from BBB (Low), upgraded our short-term rating to R-2 (high) from R-3, and affirmed the outlook of Stable on March 6, 2023.

As illustrated by the issuer ratings above, as of December 31, 2023, Ally holds an investment-grade rating from all the respective nationally recognized rating agencies.

Rating agencies indicate that they base their ratings on many quantitative and qualitative factors, which may include capital adequacy, liquidity, asset quality, business mix, level and quality of earnings, and the current operating, legislative, and regulatory environment. Rating agencies themselves could make or be required to make substantial changes to their ratings policies and practices—particularly in response to legislative and regulatory changes. Potential changes in rating methodology, as well as in the legislative and regulatory environment, and the timing of those changes could impact our ratings, which as noted above could increase our borrowing costs and reduce our access to capital.

A credit rating is not a recommendation to buy, sell, or hold securities, and the ratings are subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating.

Insurance Financial Strength Ratings

Substantially all of our Insurance operations have an FSR and an ICR from A.M. Best. The FSR is intended to be an indicator of the ability of the insurance company to meet its senior most obligations to policyholders. Lower ratings generally result in fewer opportunities to write business, as insureds, particularly large commercial insureds, and insurance companies purchasing reinsurance have guidelines requiring high FSR ratings. On September 21, 2023, A.M. Best upgraded the FSR for Ally Insurance Group to A (excellent) from A- (excellent), upgraded the ICR to a (excellent) from a- (excellent), and maintained a Stable outlook.

Critical Accounting Estimates

Accounting policies are integral to understanding our MD&A. The preparation of financial statements in accordance with U.S. GAAP requires management to make certain judgments and assumptions, on the basis of information available at the time of the financial statements, in determining accounting estimates used in the preparation of these statements. Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Certain of our critical accounting policies requiring significant management assumptions and judgment are described in this section. An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made. If actual results differ from our judgments and assumptions, then it may have an adverse impact on the results of operations and cash flows. Our management has discussed the development, selection, and disclosure of these critical accounting estimates with the AC, and the AC has reviewed our disclosure relating to these estimates.

Allowance for Loan Losses

We maintain an allowance for loan losses (the allowance) to reflect the net amount expected to be collected from our lending portfolios. The allowance is maintained at a level that management considers to be adequate based upon ongoing assessments and evaluations using relevant available information. We maintain a governance and internal control framework to support the establishment of our allowance, and models used in that allowance process are regularly assessed through ongoing performance monitoring routines that are reviewed by the model risk management function. The allowance is measured using statistically estimated models that are designed to correlate customer and collateral quality, as well as certain macroeconomic variables to expected future credit losses. The macroeconomic data used in the models is based on forecasted variables for the next 12 months. Beyond this forecast period, we revert to a historical average for each of the variables on a straight-line basis over 24 months. Our baseline macroeconomic forecast is consistent with the 50th percentile in a distribution of possible economic outcomes.

The consumer portfolio segments consist of loans that generally share similar risk characteristics within our Automotive Finance operations, Mortgage Finance operations, and our personal lending and credit card operations, both of which are included within Corporate and Other. For additional information regarding the allowance calculation for the consumer portfolio segments, refer to Note 1 to the Consolidated Financial Statements.

Management's Discussion and Analysis

The commercial portfolio segment is composed of loans that may or may not share similar risk characteristics within our Automotive Finance operations and Corporate Finance operations. For additional information regarding the allowance calculation for the commercial portfolio segment, refer to Note 1 to the Consolidated Financial Statements.

The determination of the allowance is influenced by numerous assumptions and factors that may materially affect estimates of loss. The critical assumptions underlying the allowance include: (i) segmentation of each portfolio based on common risk characteristics; (ii) the development of reasonable and supportable forecasts of future macroeconomic conditions; and (iii) evaluation by management of borrower, collateral, and geographic information. Management monitors the adequacy of the allowance and makes adjustments as the assumptions in the underlying analyses change to reflect an estimate of expected lifetime loan losses at the reporting date, based on the best information available at that time.

The allowance reflects management's estimate of expected credit losses over the contractual term of our lending portfolio and involves significant judgment, which could materially affect the provision for credit losses and, therefore, net income. For additional information regarding our portfolio segments and classes, allowance for loan losses, and other credit quality indicators, refer to Note 9 to the Consolidated Financial Statements.

Macroeconomic Sensitivity Analysis

We perform a sensitivity analysis using scenarios derived from widely published macroeconomic forecasts to quantify the sensitivity of our baseline forecast to alternative changes in macroeconomic conditions. These scenarios are based on fixed probabilities of occurrence.

- The unfavorable (or downside) scenario is consistent with the 90th percentile in a distribution of possible economic outcomes and implies that there is a 90% chance that the realized economy will be better than the defined path and a 10% chance that the realized economy will be worse than the defined path.

- The alternative unfavorable (or alternative downside) scenario is consistent with the 96th percentile in a distribution of possible economic outcomes and implies that there is a 96% chance that the realized economy will be better than the defined path and a 4% chance that the realized economy will be worse than the defined path.

As of December 31, 2023, results of this sensitivity analysis indicate that the downside scenario would increase our allowance for loan losses by 10% and the alternative unfavorable scenario would increase our allowance for loan losses by 13%. These results are estimates that are directly tied to the timing, severity, and duration of changes in the independently and instantaneously shocked macroeconomic scenario. Actual loss sensitivities and resulting estimates of consolidated allowance for loan losses may be influenced by numerous other factors including, but not limited to, the actual evaluation of macroeconomic conditions, the underlying performance of our portfolios relative to historical loss experience, future government and management actions, and other quantitative and qualitative information and adjustments. Therefore, this sensitivity analysis is hypothetical and is not intended to represent our expectation of changes in our estimate of expected credit losses due to a change in the macroeconomic environment.

Valuation of Automotive Operating Lease Assets and Residuals

We have significant investments in vehicles in our operating lease portfolio. In accounting for operating leases, management must make a determination at the beginning of the operating lease contract of the estimated realizable value (i.e., residual value) of the vehicle at the end of the lease. This evaluation is primarily based on a proprietary model, which includes variables such as age of the vehicle, expected mileage, seasonality, segment factors, vehicle type, economic indicators, production cycle, automotive manufacturer incentives, and shifts in used vehicle supply. This internally generated data is compared against third-party, independent data for reasonableness. The customer is obligated to make payments during the term of the lease for the difference between the purchase price and the contract residual value plus rental charges. However, since the customer is not obligated to purchase the vehicle at the end of the contract, we are exposed to a risk of loss to the extent the value of the vehicle is below the residual value estimated at contract inception. For additional information regarding residual value, refer to Note 1 to the Consolidated Financial Statements.

To account for residual risk, we depreciate automotive operating lease assets to expected realizable value on a straight-line basis over the lease term. The estimated realizable value is initially based on the expected residual value established at contract inception. Periodically, we review the projected value of the leased vehicle at termination based on current market conditions, and other relevant data points, and adjust depreciation expense as necessary over the remaining term of the lease. Management periodically performs a detailed review of the estimated realizable value of vehicles to assess the appropriateness of the carrying value of operating lease assets. Impairment of operating lease assets is assessed upon the occurrence of a triggering event. Triggering events are systemic, observed events impacting the used vehicle market such as shocks to oil and gas prices that may indicate impairment of the operating lease asset. For additional information regarding operating lease impairment, refer to Note 1 to the Consolidated Financial Statements.

Our depreciation methodology for operating lease assets considers management's expectation of the value of the vehicles upon lease termination, which is based on numerous assumptions and factors influencing used vehicle values. The critical assumptions underlying the estimated carrying value of automotive operating lease assets include: (i) estimated market value information obtained and used by management in estimating residual values, (ii) proper identification and estimation of business conditions, (iii) our remarketing abilities, and (iv) automotive manufacturer vehicle and marketing programs. Changes in these assumptions could have a significant impact on the operating lease residual value.

Management's Discussion and Analysis

Lessees have the first opportunity to purchase the off-lease vehicle at the end of the lease term for the price stated in the lease agreement. If the lessee declines to purchase the off-lease vehicle, the dealer is offered the opportunity to purchase the vehicle directly from us at a price we define. If both the lessee and the dealer decline their options to purchase, we remarket the off-lease vehicle at auction. At this point, we are exposed to a risk of loss. If the realized values of our leased vehicles were to decline 1% below our estimated realizable values, we would incur $73 million of incremental depreciation expense over the remaining life of our operating lease portfolio on a scheduled termination basis. Additionally, this is based on the improbable event that all vehicles were remarketed at auction due to lessees and dealers foregoing their purchase options.

Fair Value of Financial Instruments

We use fair value measurements to record fair value adjustments to certain instruments and to determine fair value disclosures. Refer to Note 24 to the Consolidated Financial Statements for a description of valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models, and significant assumptions utilized. We follow the fair value hierarchy set forth in Note 24 to the Consolidated Financial Statements in order to prioritize the inputs utilized to measure fair value. We review and modify, as necessary, our fair value hierarchy classifications on a quarterly basis, which can result in reclassifications between hierarchy levels.

We have numerous internal controls in place to address risks inherent in estimating fair value measurements. Significant fair value measurements are subject to detailed analytics and management review and approval. We have an established risk management policy and model validation program. This model validation program establishes a controlled environment for the development, implementation, and operation of models used to generate fair value measurements and change procedures. Further, this program uses a risk-based approach to determine the frequency at which models are to be independently reviewed and validated. Additionally, a wide array of operational controls governs fair value measurements, including controls over the inputs into and the outputs from the fair value measurement models. For example, we backtest the internal assumptions used within models against actual performance. We also monitor the market for recent trades, market surveys, or other market information that may be used to benchmark model inputs or outputs. Certain valuations will also be benchmarked to market indices when appropriate and available. We have scheduled model or input recalibrations that occur on a periodic basis but will recalibrate earlier if significant variances are observed as part of the backtesting or benchmarking noted above.

Considerable judgment is used in forming conclusions from market observable data used to estimate our Level 2 fair value measurements and in estimating inputs to our internal valuation models used to estimate our Level 3 fair value measurements. Level 3 inputs such as interest rate movements, prepayment speeds, credit losses, and discount rates are inherently difficult to estimate. Changes to these inputs can have a significant effect on fair value measurements and amounts that could be realized. Refer to the section titled *Fair Value Sensitivity Analysis* within this MD&A for a sensitivity analysis of changes in interest rates, foreign-currency exchange rates, and equity prices.

Determination of Provision for Income Taxes

Our income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management's best assessment of estimated current and future taxes to be paid. We are subject to income taxes predominantly in the United States. We file income tax returns in approximately 50 jurisdictions: federal, state, and local. The laws and regulations of each jurisdiction are complex and may be subject to different interpretations. Significant judgments and estimates are required in determining consolidated income tax expense for each jurisdiction. Our interpretations of tax laws are subject to audits by various jurisdictions. Potential difference in the interpretation or changes in the tax laws may result in additional accrual of income tax expense or benefit, which could be material to our reported results. We consistently monitor new and reassess existing tax laws for changes and adjust our tax estimates accordingly.

Our provision for income taxes is comprised of current and deferred income taxes. Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent results of operations. In projecting future taxable income, we begin with historical results adjusted for changes in accounting policies and incorporate assumptions about the amount of future state, federal, and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions about future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income (loss).

As of each reporting date, we consider existing evidence, both positive and negative, that could impact our view with regard to future realization of deferred tax assets. We currently hold deferred tax asset attributes related to net operating tax loss and foreign tax credit carryforwards. We perform regular assessments to determine whether our tax attributes are realizable. As of December 31, 2023, we continue to believe it is more likely than not that the benefit for certain foreign tax credit carryforwards and state net operating loss carryforwards will not be realized. In recognition of this risk, we continue to provide a partial valuation allowance on these deferred tax assets relating to these carryforwards and it is reasonably possible that the valuation allowance may change in the next 12 months.

For additional information regarding our provision for income taxes, refer to Note 22 to the Consolidated Financial Statements.

Management's Discussion and Analysis

Recently Issued Accounting Standards

Refer to Note 1 to the Consolidated Financial Statements for further information related to recently adopted accounting standards.

Statistical Tables

The accompanying supplemental information should be read in conjunction with the more detailed information, including our Consolidated Financial Statements and the notes thereto, which appears elsewhere in this Annual Report.

Net Interest Margin Table

The following table presents an analysis of net yield on interest-earning assets (or net interest margin) for the periods shown.

	2023			2022			2021		
Year ended December 31, *($ in millions)*	Average balance (a)	Interest income/ interest expense	Yield/ rate	Average balance (a)	Interest income/ interest expense	Yield/ rate	Average balance (a)	Interest income/ interest expense	Yield/ rate
Assets									
Interest-bearing cash and cash equivalents	$ 7,261	$ 332	4.57 %	$ 3,886	$ 54	1.38 %	$ 12,855	$ 15	0.12 %
Investment securities (b)	30,157	980	3.25	33,527	804	2.40	35,100	579	1.65
Loans held-for-sale, net	417	34	8.24	616	31	5.06	487	18	3.77
Finance receivables and loans, net (b) (c) (d)	138,136	11,020	7.98	128,178	8,099	6.32	114,420	6,468	5.65
Investment in operating leases, net (e)	9,941	690	6.93	10,656	682	6.41	10,518	980	9.32
Other earning assets	704	42	5.96	870	37	4.27	693	21	2.92
Total interest-earning assets	186,616	13,098	7.02	177,733	9,707	5.46	174,073	8,081	4.64
Noninterest-bearing cash and cash equivalents	322			416			514		
Other assets	11,044			10,442			9,098		
Allowance for loan losses	(3,782)			(3,439)			(3,193)		
Total assets	$ 194,200			$ 185,152			$ 180,492		
Liabilities and equity									
Interest-bearing deposit liabilities (b)	$ 152,915	$ 5,819	3.81 %	$ 142,987	$ 1,987	1.39 %	$ 138,947	$ 1,045	0.75 %
Short-term borrowings	1,383	73	5.27	4,292	107	2.49	201	1	0.31
Long-term debt (b)	19,226	1,001	5.21	16,683	763	4.58	17,620	860	4.88
Total interest-bearing liabilities	173,524	6,893	3.97	163,962	2,857	1.74	156,768	1,906	1.22
Noninterest-bearing deposit liabilities	172			193			157		
Total funding sources	173,696	6,893	3.97	164,155	2,857	1.74	156,925	1,906	1.22
Other liabilities (f)	6,940	4	n/m	6,606	—	n/m	6,855	8	n/m
Total liabilities	180,636			170,761			163,780		
Total equity	13,564			14,391			16,712		
Total liabilities and equity	$ 194,200			$ 185,152			$ 180,492		
Net financing revenue and other interest income		$ 6,201			$ 6,850			$ 6,167	
Net interest spread (g)			3.05 %			3.72 %			3.42 %
Net yield on interest-earning assets (h)			3.32 %			3.85 %			3.54 %

n/m = not meaningful
(a)   Average balances are calculated using an average daily balance methodology.
(b)   Includes the effects of derivative financial instruments designated as hedges. Refer to Note 21 to the Consolidated Financial Statements for further information about the effects of our hedging activities.
(c)   Nonperforming finance receivables and loans are included in the average balances. For information on our accounting policies regarding nonperforming status, refer to Note 1 to the Consolidated Financial Statements.
(d)   Includes the average balances of finance receivables and loans, net that were transferred to loans held-for-sale, and are included in assets of operations held-for-sale on our Consolidated Balance Sheet at December 31, 2023. Refer to Note 2 to the Consolidated Financial Statements for additional information.
(e)   Yield includes gains on the sale of off-lease vehicles of $211 million, $170 million, and $344 million, for the years ended December 31, 2023, 2022, and 2021, respectively. Excluding gains on the sale of off-lease vehicles, the annualized yield would be 4.81%, for both the years ended December 31, 2023, and 2022, and 6.05%, for the year ended December 31, 2021.
(f)   Represents interest expense on tax liabilities included in other liabilities on the Consolidated Balance Sheet. The interest expense on tax liabilities is included in the net yield on interest-earning assets and excluded from the interest spread. For more information on our accounting policies regarding income taxes, refer to Note 1 to the Consolidated Financial Statements.
(g)   Net interest spread represents the difference between the rate on total interest-earning assets and the rate on total interest-bearing liabilities.
(h)   Net yield on interest-earning assets represents net financing revenue and other interest income as a percentage of total interest-earning assets.

Management's Discussion and Analysis

The following table presents an analysis of the change in net financing revenue and other interest income due to the change in volume and yield/rate.

Year ended December 31, ($ in millions)	2023 vs. 2022 Increase (decrease) due to (a)			2022 vs. 2021 (Decrease) increase due to (a)		
	Volume	Yield/rate	Total	Volume	Yield/rate	Total
Assets						
Interest-bearing cash and cash equivalents	$ 47	$ 231	$ 278	$ (10)	$ 49	$ 39
Investment securities	(81)	257	176	(26)	251	225
Loans held-for-sale, net	(10)	13	3	5	8	13
Finance receivables and loans, net	629	2,292	2,921	778	853	1,631
Investment in operating leases, net	(46)	54	8	13	(311)	(298)
Other earning assets	(7)	12	5	5	11	16
Total interest-earning assets			$ 3,391			$ 1,626
Liabilities						
Interest-bearing deposit liabilities	$ 138	$ 3,694	$ 3,832	$ 30	$ 912	$ 942
Short-term borrowings	(73)	39	(34)	20	86	106
Long-term debt	116	122	238	(46)	(51)	(97)
Total interest-bearing liabilities			4,036			951
Other liabilities	n/m	n/m	4	n/m	n/m	(8)
Net financing revenue and other interest income			$ (649)			$ 683

n/m = not meaningful

(a) Changes in interest not solely due to volume or yield/rate are allocated in proportion to the absolute dollar amount of change in volume and yield/rate.

Finance Receivables and Loans

The tables below show the maturity of the finance receivables and loans portfolio and the distribution between fixed and floating interest rates based on the stated terms of the loan agreements. This portfolio is reported based on amortized cost.

December 31, 2023 ($ in millions)	Due in one year or less (a)	Due after one year through five years	Due after five years through fifteen years	Due after fifteen years	Total (b)
Consumer automotive (c) (d)	$ 1,014	$ 46,940	$ 36,432	$ —	$ 84,386
Consumer mortgage					
Mortgage Finance	—	14	534	17,894	18,442
Mortgage — Legacy	—	1	183	41	225
Total consumer mortgage	—	15	717	17,935	18,667
Consumer other					
Credit Card	1,990	—	—	—	1,990
Total consumer other	1,990	—	—	—	1,990
Total consumer	3,004	46,955	37,149	17,935	105,043
Commercial					
Commercial and industrial					
Automotive	17,181	611	908	—	18,700
Other	1,052	7,888	750	22	9,712
Commercial real estate	456	3,370	2,211	13	6,050
Total commercial	18,689	11,869	3,869	35	34,462
Total finance receivables and loans (e)	$ 21,693	$ 58,824	$ 41,018	$ 17,970	$ 139,505

(a) Includes loans with revolving terms (for example, wholesale floorplan loans, which are included within commercial and industrial, and credit cards).

(b) Loan maturities are based on the remaining maturities under contractual terms.

(c) Certain consumer automotive loans are included in fair value hedging relationships. The amortized cost excludes a liability of $66 million related to basis adjustments for loans in closed portfolios with active hedges under the portfolio layer method at December 31, 2023. These basis adjustments would be allocated to the amortized cost of specific loans within the pool if the hedge was dedesignated. Refer to Note 21 to the Consolidated Financial Statements for additional information.

(d) Includes RV loans. RV lending was discontinued in 2018.

(e) Excludes Personal Lending finance receivables and loans within consumer other, which were transferred to loans held-for-sale, and are included in assets of operations held-for-sale on our Consolidated Balance Sheet at December 31, 2023. Refer to Note 2 to the Consolidated Financial Statements for additional information.

Management's Discussion and Analysis

December 31, 2023 ($ in millions)	Loans due after one year (a)		
	Loans at fixed interest rates	Loans at variable interest rates	Total
Consumer automotive (b)	$ 83,372	$ —	$ 83,372
Consumer mortgage			
Mortgage Finance	18,022	420	18,442
Mortgage — Legacy	65	160	225
Total consumer mortgage	18,087	580	18,667
Total consumer	101,459	580	102,039
Commercial			
Commercial and industrial			
Automotive	1,093	426	1,519
Other	98	8,562	8,660
Commercial real estate	4,033	1,561	5,594
Total commercial	5,224	10,549	15,773
Total finance receivables and loans (c)	$ 106,683	$ 11,129	$ 117,812

(a) Loan maturities are based on the remaining maturities under contractual terms.
(b) Certain consumer automotive loans are included in fair value hedging relationships. The amortized cost excludes a liability of $66 million related to basis adjustments for loans in closed portfolios with active hedges under the portfolio layer method at December 31, 2023. These basis adjustments would be allocated to the amortized cost of specific loans within the pool if the hedge was dedesignated. Refer to Note 21 to the Consolidated Financial Statements for additional information.
(c) Excludes Personal Lending finance receivables and loans within consumer other, which were transferred to loans held-for-sale, and are included in assets of operations held-for-sale on our Consolidated Balance Sheet at December 31, 2023. Refer to Note 2 to the Consolidated Financial Statements for additional information.

Deposit Liabilities

The following table presents the average balances and interest rates paid for our deposit liabilities.

	2023		2022	
Year ended December 31, ($ in millions)	Average balance (a)	Average deposit rate	Average balance (a)	Average deposit rate
Noninterest-bearing deposits	$ 172	— %	$ 193	— %
Interest-bearing deposits				
Savings, money market, and checking accounts	100,999	3.74	105,798	1.36
Certificates of deposit (b)	51,916	3.92	37,189	1.47
Total deposit liabilities	$ 153,087	3.80	$ 143,180	1.39

(a) Average balances are calculated using an average daily balance methodology.
(b) Includes brokered certificates of deposit average balance of $12.3 billion and $5.5 billion as of December 31, 2023, and 2022, respectively.

The following table presents the amounts of uninsured certificates of deposit, segregated by time remaining until maturity.

December 31, 2023 ($ in millions)	Three months or less	Over three months through six months	Over six months through twelve months	Over twelve months	Total
Uninsured certificates of deposit	$ 1,101	$ 840	$ 2,121	$ 1,253	$ 5,315

As of December 31, 2023, we had $11.6 billion of deposit liabilities that are estimated to be uninsured. In some instances, deposits in excess of federal insurance limits may be insured based upon the number of account owners, beneficiaries, and accounts held.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

Refer to the Market Risk section of Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Report on Internal Control over Financial Reporting

Item 8.   Financial Statements and Supplementary Data

Ally management is responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the "COSO" criteria.

Based on the assessment performed, management concluded that as of December 31, 2023, Ally's internal control over financial reporting was effective based on the COSO criteria.

The effectiveness of our internal controls over financial reporting as of December 31, 2023, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/S/ DOUGLAS R. TIMMERMAN	/S/ RUSSELL E. HUTCHINSON
Douglas R. Timmerman	Russell E. Hutchinson
Interim Chief Executive Officer	*Chief Financial Officer*
February 20, 2024	February 20, 2024

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Ally Financial Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ally Financial Inc. and subsidiaries (the "Company") as of December 31, 2023, and 2022, the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses — Consumer Automotive Portfolio — Refer to Notes 1 and 9 to the financial statements

Critical Audit Matter Description

The allowance for loan losses ("allowance") is management's estimate of expected credit losses in the lending portfolio. The consumer automotive portfolio represents approximately 60% of the total finance receivables and loans balance and the amount of the allowance associated with the consumer automotive portfolio is based on its relevant risk characteristics and represents approximately 86% of the total allowance of the Company. The determination of the appropriate level of the allowance for the consumer automotive portfolio inherently involves a high degree of subjectivity and requires significant estimates of credit risks using both quantitative and qualitative analyses.

The allowance is maintained at a level that management considers to be adequate based upon ongoing assessments and evaluations using relevant available information, which includes both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts of future economic conditions. The Company uses a proprietary statistical model to estimate the quantitative component of the consumer automotive allowance. In addition, management takes into consideration relevant qualitative factors that have occurred but are not yet reflected in the model estimate.

Auditing certain aspects of the allowance, including the (1) model methodology, (2) model accuracy, (3) model assumptions, (4) selection of relevant risk characteristics, (5) interpretation of the results, and (6) use of qualitative adjustments, involves especially subjective and complex judgment. Given the calculation of the allowance requires significant judgment in determining the estimate, performing audit procedures to evaluate the reasonableness of management's estimate of the allowance requires a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the specific aspects of the consumer automotive allowance described above included the following, among others:

- We tested the effectiveness of controls over the Company's (1) model methodology, (2) model accuracy, (3) model assumptions, (4) selection of relevant risk characteristics, (5) interpretation of the results, and (6) use of qualitative adjustments.

Report of Independent Registered Public Accounting Firm

- With the assistance of our credit specialists, we evaluated the reasonableness of the (1) model methodology, (2) model accuracy, (3) model assumptions, (4) selection of relevant risk characteristics, (5) interpretation of the results, and (6) use of qualitative adjustments.
- We tested the Company's model performance evaluation methods and computational accuracy of the model with the assistance of our credit specialists.
- We tested the accuracy and completeness of key risk characteristics input into the model by agreeing to source information.
- We evaluated the Company's method for determining qualitative adjustments to the model estimate by testing on a sample basis (and, where applicable, recalculating) the (1) key assumptions, (2) input data, and (3) reasonableness of any changes in assumptions compared to prior periods.

/S/ DELOITTE & TOUCHE LLP

Detroit, Michigan

February 20, 2024

We have served as the Company's auditor since at least 1936; however, an earlier year could not be reliably determined.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Ally Financial Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ally Financial Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 20, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ DELOITTE & TOUCHE LLP

Detroit, Michigan
February 20, 2024

Consolidated Statement of Income

Ally Financial Inc. • Form 10-K

Year ended December 31, *($ in millions)*	2023	2022	2021
Financing revenue and other interest income			
Interest and fees on finance receivables and loans	$ 11,020	$ 8,099	$ 6,468
Interest on loans held-for-sale	34	31	18
Interest and dividends on investment securities and other earning assets	1,022	841	600
Interest on cash and cash equivalents	332	54	15
Operating leases	1,550	1,596	1,550
Total financing revenue and other interest income	13,958	10,621	8,651
Interest expense			
Interest on deposits	5,819	1,987	1,045
Interest on short-term borrowings	73	107	1
Interest on long-term debt	1,001	763	860
Interest on other	4	—	8
Total interest expense	6,897	2,857	1,914
Net depreciation expense on operating lease assets	860	914	570
Net financing revenue and other interest income	6,201	6,850	6,167
Other revenue			
Insurance premiums and service revenue earned	1,271	1,151	1,117
Gain on mortgage and automotive loans, net	16	52	87
Loss on extinguishment of debt	—	—	(136)
Other gain (loss) on investments, net	144	(120)	285
Other income, net of losses	582	495	686
Total other revenue	2,013	1,578	2,039
Total net revenue	8,214	8,428	8,206
Provision for credit losses	1,968	1,399	241
Noninterest expense			
Compensation and benefits expense	1,901	1,900	1,643
Insurance losses and loss adjustment expenses	422	280	261
Goodwill impairment	149	—	—
Other operating expenses	2,691	2,507	2,206
Total noninterest expense	5,163	4,687	4,110
Income from continuing operations before income tax expense	1,083	2,342	3,855
Income tax expense from continuing operations	61	627	790
Net income from continuing operations	1,022	1,715	3,065
Loss from discontinued operations, net of tax	(2)	(1)	(5)
Net income	$ 1,020	$ 1,714	$ 3,060

Statement continues on the next page.

The Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statement of Income

Ally Financial Inc. • Form 10-K

Year ended December 31, *($ in millions, except per share data; shares in thousands)* (a)	2023		2022		2021
Net income from continuing operations attributable to common stockholders	$ 912	$	1,605	$	3,008
Loss from discontinued operations, net of tax	(2)		(1)		(5)
Net income attributable to common stockholders	**$ 910**	**$**	**1,604**	**$**	**3,003**
Basic weighted-average common shares outstanding (b)	**303,751**		**316,690**		**362,583**
Diluted weighted-average common shares outstanding (b)	**305,135**		**318,629**		**365,180**
Basic earnings per common share					
Net income from continuing operations	$ 3.00	$	5.07	$	8.30
Loss from discontinued operations, net of tax	(0.01)		—		(0.01)
Net income	**$ 3.00**	**$**	**5.06**	**$**	**8.28**
Diluted earnings per common share					
Net income from continuing operations	$ 2.99	$	5.04	$	8.24
Loss from discontinued operations, net of tax	(0.01)		—		(0.01)
Net income	**$ 2.98**	**$**	**5.03**	**$**	**8.22**
Cash dividends declared per common share	**$ 1.20**	**$**	**1.20**	**$**	**0.88**

(a)   Figures in the table may not recalculate exactly due to rounding. Earnings per share is calculated based on unrounded numbers.

(b)   Includes shares related to share-based compensation that vested but were not yet issued.

Refer to Note 19 for additional earnings per share information. The Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statement of Comprehensive Income (Loss)

Ally Financial Inc. • Form 10-K

Year ended December 31, ($ in millions)	2023	2022	2021
Net income	$ **1,020**	$ 1,714	$ 3,060
Other comprehensive income (loss), net of tax			
Investment securities			
Available-for-sale securities			
Net unrealized gains (losses) arising during the period	**260**	(3,982)	(656)
Net unrealized loss on securities transferred to held-to-maturity	**693**	—	—
Less: Net realized gains reclassified to net income	**4**	18	79
Net change	**949**	(4,000)	(735)
Held-to-maturity securities			
Net unrealized loss on securities transferred from available-for-sale	**(693)**	—	—
Less: Amortization of amounts previously recorded upon transfer from available-for-sale	**(11)**	—	—
Net change	**(682)**	—	—
Translation adjustments			
Net unrealized gains (losses) arising during the period	**5**	(8)	—
Net investment hedges			
Net unrealized (losses) gains arising during the period	**(2)**	7	—
Translation adjustments and net investment hedges, net change	**3**	(1)	—
Cash flow hedges			
Net unrealized losses arising during the period	**(16)**	(2)	—
Less: Net realized gains reclassified to net income	**11**	15	47
Net change	**(27)**	(17)	(47)
Defined benefit pension plans			
Net unrealized gains (losses) arising during the period	**—**	2	(8)
Less: Net realized losses reclassified to net income	**—**	(115)	(1)
Net change	**—**	117	(7)
Other comprehensive income (loss), net of tax	**243**	(3,901)	(789)
Comprehensive income (loss)	$ **1,263**	$ (2,187)	$ 2,271

The Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheet

Ally Financial Inc. • Form 10-K

December 31, ($ in millions, except share data)		2023		2022
Assets				
Cash and cash equivalents				
Noninterest-bearing	$	**638**	$	542
Interest-bearing		**6,307**		5,029
Total cash and cash equivalents		**6,945**		5,571
Equity securities		**810**		681
Available-for-sale securities (amortized cost of $28,416 and $34,863)		**24,415**		29,541
Held-to-maturity securities (fair value of $4,729 and $884)		**4,680**		1,062
Loans held-for-sale, net		**400**		654
Finance receivables and loans, net				
Finance receivables and loans, net of unearned income		**139,439**		135,748
Allowance for loan losses		**(3,587)**		(3,711)
Total finance receivables and loans, net		**135,852**		132,037
Investment in operating leases, net		**9,171**		10,444
Premiums receivable and other insurance assets		**2,749**		2,698
Other assets		**9,395**		9,138
Assets of operations held-for-sale		**1,975**		—
Total assets	$	**196,392**	$	191,826
Liabilities				
Deposit liabilities				
Noninterest-bearing	$	**139**	$	185
Interest-bearing		**154,527**		152,112
Total deposit liabilities		**154,666**		152,297
Short-term borrowings		**3,297**		2,399
Long-term debt		**17,570**		17,762
Interest payable		**858**		408
Unearned insurance premiums and service revenue		**3,492**		3,453
Accrued expenses and other liabilities		**2,726**		2,648
Liabilities of operations held-for-sale		**17**		—
Total liabilities		**182,626**		178,967
Commitments and contingencies (refer to Note 28 and Note 29)				
Equity				
Common stock and paid-in capital ($0.01 par value, shares authorized 1,100,000,000; issued 511,861,447 and 507,682,838; and outstanding 302,459,258 and 299,324,357)		**21,975**		21,816
Preferred stock		**2,324**		2,324
Retained earnings (accumulated deficit)		**154**		(384)
Accumulated other comprehensive loss		**(3,816)**		(4,059)
Treasury stock, at cost (209,402,189 and 208,358,481 shares)		**(6,871)**		(6,838)
Total equity		**13,766**		12,859
Total liabilities and equity	$	**196,392**	$	191,826

Statement continues on the next page.

The Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheet

The assets of consolidated variable interest entities that can be used only to settle obligations of the consolidated variable interest entities and the liabilities of these entities for which creditors (or beneficial interest holders) do not have recourse to our general credit were as follows.

December 31, ($ in millions)	2023		2022	
Assets				
Finance receivables and loans, net				
Consumer automotive	$	6,868	$	9,547
Allowance for loan losses		(254)		(336)
Total finance receivables and loans, net		6,614		9,211
Other assets		461		645
Total assets	$	7,075	$	9,856
Liabilities				
Long-term debt	$	1,509	$	2,436
Accrued expenses and other liabilities		4		5
Total liabilities	$	1,513	$	2,441

The Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statement of Changes in Equity

($ in millions)	Common stock and paid-in capital		Preferred stock		Retained earnings (accumulated deficit)		Accumulated other comprehensive income (loss)		Treasury stock		Total equity
Balance at January 1, 2021	$	21,544	$	—	$	(4,278)	$	631	$	(3,194)	$	14,703
Net income						3,060						3,060
Net proceeds from issuance of Series B preferred stock				1,335								1,335
Net proceeds from issuance of Series C preferred stock				989								989
Preferred stock dividends — Series B						(36)						(36)
Preferred stock dividends — Series C						(21)						(21)
Share-based compensation		127										127
Other comprehensive loss								(789)				(789)
Common stock repurchases										(1,994)		(1,994)
Common stock dividends ($0.88 per share)						(324)						(324)
Balance at December 31, 2021	$	21,671	$	2,324	$	(1,599)	$	(158)	$	(5,188)	$	17,050
Net income						1,714						1,714
Preferred stock dividends — Series B						(63)						(63)
Preferred stock dividends — Series C						(47)						(47)
Share-based compensation		145										145
Other comprehensive loss								(3,901)				(3,901)
Common stock repurchases										(1,650)		(1,650)
Common stock dividends ($1.20 per share)						(389)						(389)
Balance at December 31, 2022	$	21,816	$	2,324	$	(384)	$	(4,059)	$	(6,838)	$	12,859
Net income						1,020						1,020
Preferred stock dividends — Series B						(63)						(63)
Preferred stock dividends — Series C						(47)						(47)
Share-based compensation		159										159
Other comprehensive income								243				243
Common stock repurchases										(33)		(33)
Common stock dividends ($1.20 per share)						(372)						(372)
Balance at December 31, 2023	$	21,975	$	2,324	$	154	$	(3,816)	$	(6,871)	$	13,766

The Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statement of Cash Flows

Year ended December 31, ($ in millions)	2023	2022	2021
Operating activities			
Net income	$ **1,020**	$ 1,714	$ 3,060
Reconciliation of net income to net cash provided by operating activities			
Depreciation and amortization	**1,247**	1,327	1,261
Goodwill impairment	**149**	—	—
Provision for credit losses	**1,968**	1,399	241
Gain on mortgage and automotive loans, net	**(16)**	(52)	(87)
Other (gain) loss on investments, net	**(144)**	120	(285)
Loss on extinguishment of debt	**—**	—	136
Originations and purchases of loans held-for-sale	**(2,406)**	(3,907)	(4,255)
Proceeds from sales and repayments of loans held-for-sale	**2,811**	3,774	4,107
Net change in			
Deferred income taxes	**(58)**	553	120
Interest payable	**450**	198	(204)
Other assets	**(417)**	957	(302)
Other liabilities	**(91)**	(103)	356
Other, net	**150**	267	(106)
Net cash provided by operating activities	**4,663**	6,247	4,042
Investing activities			
Purchases of equity securities	**(339)**	(539)	(1,346)
Proceeds from sales of equity securities	**356**	846	1,508
Purchases of available-for-sale securities	**(518)**	(6,723)	(21,557)
Proceeds from sales of available-for-sale securities	**337**	820	5,745
Proceeds from repayments of available-for-sale securities	**2,057**	4,276	10,724
Purchases of held-to-maturity securities	**—**	(47)	(292)
Proceeds from repayments of held-to-maturity securities	**123**	154	372
Purchases of finance receivables and loans held-for-investment	**(4,233)**	(7,165)	(6,756)
Proceeds from sales of finance receivables and loans initially held-for-investment	**258**	55	376
Originations and repayments of finance receivables and loans held-for-investment and other, net	**(5,040)**	(7,927)	2,896
Purchases of operating lease assets	**(2,759)**	(3,532)	(5,120)
Disposals of operating lease assets	**3,122**	3,023	3,438
Acquisitions, net of cash acquired	**—**	—	(699)
Net change in nonmarketable equity investments	**(73)**	27	56
Other, net	**(579)**	(531)	(443)
Net cash used in investing activities	**(7,288)**	(17,263)	(11,098)

Statement continues on the next page.

The Notes to the Consolidated Financial Statements are an integral part of these statements.

Consolidated Statement of Cash Flows

Ally Financial Inc. • Form 10-K

Year ended December 31, ($ in millions)	2023	2022	2021
Financing activities			
Net change in short-term borrowings	**898**	2,399	(2,136)
Net increase in deposits	**2,342**	10,703	4,511
Proceeds from issuance of long-term debt	**5,705**	7,125	2,997
Repayments of long-term debt	**(4,595)**	(6,464)	(6,068)
Purchases of land and buildings in satisfaction of finance lease liabilities	**—**	(44)	(391)
Repurchases of common stock	**(33)**	(1,650)	(1,994)
Preferred stock issuance	**—**	—	2,324
Trust preferred securities redemption	**—**	—	(2,710)
Common stock dividends paid	**(368)**	(384)	(324)
Preferred stock dividends paid	**(110)**	(110)	(57)
Net cash provided by (used in) financing activities	**3,839**	11,575	(3,848)
Effect of exchange-rate changes on cash and cash equivalents and restricted cash	**3**	(7)	—
Net increase (decrease) in cash and cash equivalents and restricted cash	**1,217**	552	(10,904)
Cash and cash equivalents and restricted cash at beginning of year	**6,222**	5,670	16,574
Cash and cash equivalents and restricted cash at December 31,	**$ 7,439**	$ 6,222	$ 5,670
Supplemental disclosures			
Cash paid (received) for			
Interest	**$ 6,357**	$ 2,583	$ 2,033
Income taxes	**(27)**	(425)	1,292
Noncash items			
Held-to-maturity securities received in consideration for loans sold	**82**	—	—
Available-for-sale securities transferred to held-to-maturity securities	**3,644**	—	—
Loans held-for-sale transferred to finance receivables and loans held-for-investment	**208**	120	136
Additions of property and equipment	**—**	—	46
Deconsolidation of debt related to loans sold	**1,373**	—	—
Finance receivables and loans held-for-investment transferred to loans held-for-sale (a)	**3,739**	23	414
Transfer of equity-method investments to equity securities	**—**	40	—
Transfer of nonmarketable equity investments to equity securities	**19**	1	—

(a) Includes personal lending finance receivables and loans, net that were transferred to loans held-for-sale, and are included in assets of operations held-for-sale on our Consolidated Balance Sheet at December 31, 2023. Refer to Note 2 for additional information.

The following table provides a reconciliation of cash and cash equivalents and restricted cash from the Consolidated Balance Sheet to the Consolidated Statement of Cash Flows.

December 31, ($ in millions)	2023	2022
Cash and cash equivalents on the Consolidated Balance Sheet	**$ 6,945**	$ 5,571
Restricted cash included in other assets on the Consolidated Balance Sheet (a)	**494**	651
Total cash and cash equivalents and restricted cash in the Consolidated Statement of Cash Flows	**$ 7,439**	$ 6,222

(a) Restricted cash balances relate primarily to our securitization arrangements. Refer to Note 13 for additional details describing the nature of restricted cash balances.

The Notes to the Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Description of Business, Basis of Presentation, and Significant Accounting Policies

Ally Financial Inc. (together with its consolidated subsidiaries unless the context otherwise requires, Ally, the Company, we, us, or our) is a financial-services company with the nation's largest all-digital bank and an industry-leading automotive financing and insurance business, driven by a mission to "Do It Right" and be a relentless ally for customers and communities. The Company serves customers through a full range of online banking services (including deposits, mortgage lending, point-of-sale personal lending and credit-card products) and securities brokerage and investment advisory services. The Company also includes a corporate finance business that offers capital for equity sponsors and middle-market companies. On December 31, 2023, we committed to sell our point-of-sale financing business, Ally Lending. Refer to Note 2 to the Consolidated Financial Statements for further information. Ally is a Delaware corporation and is registered as a BHC under the BHC Act, and an FHC under the GLB Act.

Consolidation and Basis of Presentation

The Consolidated Financial Statements include the accounts of the parent and its consolidated subsidiaries, of which it is deemed to possess control, after eliminating intercompany balances and transactions, and include all VIEs in which we are the primary beneficiary. Refer to Note 11 for further details on our VIEs. Other entities in which we have invested and have the ability to exercise significant influence over operating and financial policies of the investee, but upon which we do not possess control, are accounted for using the equity method of accounting within the financial statements and are therefore not consolidated. Our accounting and reporting policies conform to U.S. GAAP. Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by bank regulatory authorities. Certain reclassifications may have been made to the prior periods' financial statements and notes to conform to the current period's presentation, which did not have a material impact on our Consolidated Financial Statements.

We operate our international subsidiaries in a similar manner as we operate in the United States of America (U.S. or United States), subject to local laws or other circumstances that may cause us to modify our procedures accordingly. The financial statements of subsidiaries that operate outside of the United States generally are measured using the local currency as the functional currency.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure, including those of contingent assets and liabilities at the date of the financial statements. It also includes estimates related to the income and expenses during the reporting period and the related disclosures. In developing the estimates and assumptions, management uses all available evidence; however, actual results could differ because of uncertainties associated with estimating the amounts, timing, and likelihood of possible outcomes. Our most significant estimates pertain to the allowance for loan losses, the valuations of automotive operating lease assets and residuals, the fair value of financial instruments, and the determination of the provision for income taxes.

Notes to Consolidated Financial Statements

Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash on deposit at other financial institutions, cash items in process of collection, and certain highly liquid investments with original maturities of three months or less from the date of purchase. The book value of cash equivalents approximates fair value because of the short maturities of these instruments and the insignificant risk they present to changes in value with respect to changes in interest rates. We may hold securities with original maturities of three months or less from the date of purchase that are held as part of a longer-term investment strategy and classify them as investment securities. We also hold cash and cash equivalents with legal restrictions limiting our ability to withdraw and use the funds. This includes restricted cash held for securitization trusts and restricted cash and cash equivalents, which are presented as other assets on our Consolidated Balance Sheet.

Investment Securities

Our investment securities portfolio includes various debt securities. Debt securities are classified based on management's intent to sell or hold the security. We classify debt securities as held-to-maturity only when we have both the intent and ability to hold the securities to maturity. We classify debt securities as trading when the securities are acquired for the purpose of selling or holding them for a short period of time. Debt securities not classified as either held-to-maturity or trading are classified as available-for-sale.

Available-for-sale securities are carried at fair value with unrealized gains and losses included in accumulated other comprehensive income, while our held-to-maturity securities are carried at amortized cost.

We establish an allowance for credit losses for lifetime expected credit losses on our held-to-maturity securities, as necessary. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Accrued interest receivable on held-to-maturity securities is excluded from the estimate of credit losses. Our held-to-maturity securities portfolio is mostly composed of U.S. government (issued by U.S. government entities or agencies) and non-agency mortgage-backed residential debt securities. U.S. government securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major ratings agencies, and have a long history of zero credit losses and therefore generally do not require an allowance for credit losses.

We regularly assess our available-for-sale securities for impairment. When the amortized cost basis of an available-for-sale security exceeds its fair value, the security is impaired. If we determine that we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of the amortized cost basis, any previously recorded allowance for credit losses is written off and the security's amortized cost basis is written down to fair value at the reporting date, with any incremental impairment recorded through earnings.

Alternatively, if we do not intend to sell, or it is not more likely than not that we will be required to sell the security before anticipated recovery of the amortized cost basis, we evaluate, among other factors, the magnitude of the decline in fair value, the financial health of and business outlook for the issuer, and the performance of the underlying assets for interests in securitized assets to determine if a credit loss has occurred.

The present value of expected future cash flows are compared to the security's amortized cost basis to measure the credit loss component of the impairment after determining a credit loss has occurred. If the present value of expected cash flows is less than the amortized cost basis, we record an allowance for credit losses for that difference. The amount of credit loss is limited to the difference between the security's amortized cost basis and its fair value. Any remaining impairment that is due to factors other than a credit loss, such as changes in market interest rates, is recorded in other comprehensive income. Changes in the allowance for credit losses are recorded as provision for, or reversal of, provision for credit losses.

Accrued interest receivable on available-for-sale securities is excluded from the estimate of credit losses.

Premiums and discounts on debt securities are generally amortized over the stated maturity of the security as an adjustment to investment yield. Premiums on debt securities that have non-contingent call features that are callable at fixed prices on preset dates are amortized to the earliest call date as an adjustment to investment yield.

A debt security is generally placed on nonaccrual status at the time any principal or interest payments become 90 days past due. The receivable for interest income that is accrued but not collected is reversed against interest income when the debt security is placed on nonaccrual status.

Realized gains and losses on the sale of debt securities are determined using the specific identification method and are reported in other (loss) gain on investments, net in our Consolidated Statement of Income.

Equity Securities and Nonmarketable Equity Investments

Equity securities that have a readily determinable fair value are recorded at fair value with changes in fair value recorded in earnings and reported in other gain on investments, net in our Consolidated Statement of Income. These investments are included in equity securities on our Consolidated Balance Sheet. In some instances, we may account for equity securities using the net asset value practical expedient to estimate fair value. Realized gains and losses on the sale of equity securities with a readily determinable fair value and equity securities measured using the net asset value practical expedient are determined using the specific identification method and are reported in other (loss)

Notes to Consolidated Financial Statements

gain on investments, net in our Consolidated Statement of Income. Refer to Note 24 for further information on equity securities that are held at fair value.

Our nonmarketable equity investments include investments in FHLB and FRB stock held to meet regulatory requirements and other equity investments that do not have a readily determinable fair value. Our investments in FHLB and FRB stock are carried at cost, less impairment, if any. Our remaining nonmarketable equity investments are recorded at cost, less impairment and adjusted for observable price changes under the measurement alternative provided under U.S. GAAP. These investments, along with our investments in FHLB and FRB stock, are included in nonmarketable equity investments in other assets on our Consolidated Balance Sheet. Investments recorded under the measurement alternative are also reviewed at each reporting period to determine if any adjustments are required for observable price changes in identical or similar securities of the same issuer. As conditions warrant, we review these investments, as well as investments in FHLB and FRB stock, for impairment and adjust the carrying value of the investment if it is deemed to be impaired. Adjustments related to observable price changes or impairment on securities using the measurement alternative and FHLB and FRB stock are recorded in earnings and reported in other income, net of losses in our Consolidated Statement of Income. Realized gains and losses on the sale of nonmarketable equity investments are also recorded in earnings and reported in other income, net of losses in our Consolidated Statement of Income.

Finance Receivables and Loans

We initially classify finance receivables and loans as either loans held-for-sale or loans held-for-investment based on management's assessment of our intent and ability to hold the loans for the foreseeable future or until maturity. Management's view of the foreseeable future is based on the longest reliable forecasted period, including events known when performing periodic evaluations. Management's intent and ability with respect to certain loans may change from time to time depending on a number of factors, for example, economic, liquidity, and capital conditions. In order to reclassify loans to held-for-sale, management must have the intent to sell the loans and must reasonably identify the specific loans to be sold.

Loans classified as held-for-sale are presented as loans held-for-sale, net on our Consolidated Balance Sheet and are carried at the lower of their net carrying value or fair value, unless the fair value option was elected, in which case those loans are carried at fair value. For loans originated as held-for-sale for which we have not elected the fair value option, loan origination fees and costs are included in the initial carrying value. For held-for-sale loans for which we have elected the fair value option, loan origination fees and costs are recognized in earnings when earned or incurred. We have elected the fair value option for conforming mortgage direct-to-consumer originations for which we have a commitment to sell. The interest rate lock commitment that we enter into for a mortgage loan originated as held-for-sale and certain forward commitments are considered derivatives, which are carried at fair value on our Consolidated Balance Sheet. We have elected the fair value option to measure our nonderivative forward commitments. Changes in the fair value of our interest rate lock commitments, derivative forward commitments, and nonderivative forward commitments related to mortgage loans originated as held-for-sale, as well as changes in the carrying value of loans classified as held-for-sale, are reported through gain on mortgage and automotive loans, net in our Consolidated Statement of Income. Interest income on our loans classified as held-for-sale is recognized based upon the contractual rate of interest on the loan and the unpaid principal balance. We report accrued interest receivable on our loans classified as held-for-sale in other assets on our Consolidated Balance Sheet.

Loans classified as held-for-investment are presented as finance receivables and loans, net on our Consolidated Balance Sheet. Finance receivables and loans are reported at their amortized cost basis, which includes the principal amount outstanding, net of unamortized deferred fees and costs on originated loans, unamortized premiums and discounts on purchased loans, unamortized basis adjustments arising from the designation of finance receivables and loans as the hedged item in qualifying fair value hedge relationships, and cumulative principal net charge-offs. We refer to the amortized cost basis less the allowance for loan losses as the net carrying value in finance receivables and loans. Unearned rate support received from automotive manufacturers on certain automotive loans, deferred origination fees and costs, and premiums and discounts on purchased loans, are amortized over the contractual life of the related finance receivable or loan using the effective interest method. We make various incentive payments for consumer automotive loan originations to automotive dealers and account for these payments as direct loan origination costs. Additionally, we make incentive payments to certain commercial automobile wholesale borrowers and account for these payments as a reduction to interest income in the period they are earned. Interest income on our finance receivables and loans is recognized based on the contractual rate of interest plus the amortization of deferred amounts using the effective interest method, except for origination fees and costs on our credit card loans, which amortize straight line over a twelve-month period. In addition, annual fees on credit cards are amortized into other income, net of losses over a twelve-month period. We report accrued interest receivable on our finance receivables and loans in other assets on our Consolidated Balance Sheet, except for billed interest on our credit card loans, which is included in finance receivables and loans, net. Loan commitment fees are generally deferred and amortized over the commitment period. For information on finance receivables and loans, refer to Note 9.

We have elected to exclude accrued interest receivable from the measurement of our allowance for loan losses for each class of financing receivables, except for billed interest on our credit card loans, which is included in finance receivables and loans, net. We have also elected to write-off accrued interest receivable by reversing interest income when loans are placed on nonaccrual status for each class of finance receivable. This includes the reversal of the billed interest on credit card loans that occurs at the time of charge-off, which is initially included in the measurement of our allowance for loan losses.

Our portfolio segments are based on the level at which we develop and document our methodology for determining the allowance for loan losses. Additionally, the classes of finance receivables are based on several factors, including the method for monitoring and assessing credit risk, the method of measuring carrying value, and the risk characteristics of the finance receivable. Based on an evaluation of our

Notes to Consolidated Financial Statements

process for developing the allowance for loan losses, including the nature and extent of exposure to credit risk arising from finance receivables, we have determined our portfolio segments to be consumer automotive, consumer mortgage, consumer other, and commercial.

- ***Consumer automotive*** — Consists of retail automotive financing for new and used vehicles.

- ***Consumer mortgage*** — Consists of the following classes of finance receivables.

  - *Mortgage Finance* — Consists of consumer first-lien mortgages from our ongoing mortgage operations including direct-to-consumer originations, refinancing of high-quality jumbo mortgages and LMI mortgages, and bulk acquisitions.

  - *Mortgage — Legacy* — Consists of consumer mortgage assets originated prior to January 1, 2009, including first-lien mortgages, subordinate-lien mortgages, and home equity mortgages.

- ***Consumer other*** — Consists of the following classes of finance receivables.

  - *Personal Lending* — Consists of unsecured consumer lending from point-of-sale financing. On December 31, 2023, we committed to sell our point-of-sale financing business. Refer to Note 2 for further information.

  - *Credit Card* — Consists of consumer credit card loans.

- ***Commercial*** — Consists of the following classes of finance receivables.

  - *Commercial and Industrial*

    - *Automotive* — Consists of financing operations to fund dealer purchases of new and used vehicles through wholesale floorplan financing. Additional commercial offerings include automotive dealer term loans, revolving lines, and dealer fleet financing.

    - *Other* — Consists primarily of senior secured asset-based and leveraged cash flow loans related to our corporate-finance business.

  - *Commercial Real Estate* — Consists of term loans primarily secured by dealership land and buildings, and other commercial lending secured by real estate.

Nonaccrual Loans

Generally, we recognize loans of all classes as past due when they are 30 days delinquent on making a contractually required payment, and loans are placed on nonaccrual status when principal or interest has been delinquent for at least 90 days, or when full collection is not expected. Interest income recognition is suspended when finance receivables and loans are placed on nonaccrual status. Additionally, amortization of premiums and discounts and deferred fees and costs ceases when finance receivables and loans are placed on nonaccrual. Exceptions include commercial real estate loans that are placed on nonaccrual status when delinquent for 60 days or when full collection is not probable, if sooner. Additionally, a loan can be returned to accrual status when the loan has been brought fully current, the collection of contractual principal and interest is reasonably assured, and six consecutive months of repayment performance is achieved. In certain cases, if a borrower has been current up to the time of the modification and repayment of the debt subsequent to the modification is reasonably assured, we may choose to continue to accrue interest on the loan.

Nonperforming loans on nonaccrual status are reported in Note 9. For all our portfolio segments, the receivable for interest income that is accrued, but not collected, at the date finance receivables and loans are placed on nonaccrual status is reversed against interest income and subsequently recognized only to the extent it is received in cash or until it qualifies for return to accrual status. However, for credit card loans, billed interest is included in the receivables balance and therefore is not reversed against interest income until the loan is charged-off. Where there is doubt regarding the ultimate collectability of loan principal, all cash received is applied to reduce the carrying value of such loans. Generally, finance receivables and loans are restored to accrual status only when contractually current and the collection of future payments is reasonably assured.

Modifications of Loans with Borrowers Experiencing Financial Difficulty

On January 1, 2023, we implemented ASU 2022-02, *Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures.* This guidance eliminates the concept of TDRs and adds new disclosure requirements related to loan modifications and gross charge-offs. We implemented the ASU on a prospective basis, which results in certain aspects of our accounting policies changing for the current year.

We may provide a modification to a borrower who is experiencing financial difficulty if we believe they have the ability and are willing to repay their loan. The type of modification granted will vary depending on our credit risk management practices, as well as the borrower's financial condition and the characteristics of the loan, including the unpaid balance, the underlying collateral, and the number or types of previous modifications granted. Modifications that we make subject to these requirements include payment extensions, principal forgiveness, and/or interest rate concessions. These modifications generally reduce the borrower's periodic payment amount. The following is a description of each of these types of modifications.

Notes to Consolidated Financial Statements

- *Payment extensions* — Payment extensions include both payment deferrals and contractual maturity extensions. Deferral arrangements allow borrowers to delay a scheduled loan payment to a later date. Deferred loan payments do not affect the original contractual terms of the loan and the contractual maturity date of the loan remains unchanged. Deferrals also include certain forbearance agreements. Within the commercial loan portfolio, deferrals primarily reflect a deferral of interest payments. Under a contractual maturity extension agreement, the last payment date is extended to a future date, contractually lengthening the remaining term of the original loan.

- *Principal forgiveness* — Under principal forgiveness, the outstanding principal balance of a loan is reduced by a specified amount. Principal forgiveness may occur voluntarily as part of a negotiated agreement with a borrower, or involuntarily through a bankruptcy proceeding. Under these involuntary instances, the bankruptcy court in a Chapter 11 or 13 proceeding may order us to reduce the outstanding principal balance of the loan to a specified amount.

- *Interest rate concessions* — Interest rate concessions adjust the contractual interest rate of the loan to a rate that is not consistent with a market rate for a customer with similar credit risk.

- *Combination* — Combination includes loans that have undergone multiple of the above loan modification types. This primarily includes rewritten loans where we grant an interest rate concession and a contractual maturity extension.

Significant judgment is required to determine if a borrower is experiencing financial difficulty. These considerations vary by portfolio class. In all cases, the cumulative impacts of all modifications made within the 12-month period before the current modification are considered at the time of the most recent modification.

For consumer loans of all classes, various qualitative factors are used for assessing the financial difficulty of the borrower. These factors include, but are not limited to, the borrower's default status on any of its debts, bankruptcy, and recent changes in financial circumstances (for instance, loss of employment). For commercial loans of all classes, similar qualitative factors are considered when assessing the financial difficulty of the borrower. In addition to the previously noted factors, consideration is also given to the borrower's forecasted ability to service the debt in accordance with the contractual terms, possible regulatory actions, and other potential business disruptions (for example, the loss of a significant customer or other revenue stream).

In our consumer automotive portfolio class of loans, we also provide extensions or deferrals of payments to borrowers whom we deem to be experiencing only temporary financial difficulty. In these cases, there are limits within our operational policies to minimize the number of times a loan can be extended, as well as limits to the length of each extension, including a cumulative cap over the life of the loan. If these limits are breached, the modification may require disclosure as noted in the following paragraph. Before offering an extension or deferral, we evaluate the capacity of the customer to make the scheduled payments after the deferral period. During the deferral period, we continue to accrue interest on the loan as part of the deferral agreement. We grant these extensions or deferrals when we expect to collect all amounts due including interest accrued at the original contract rate.

We do not disclose modifications that result in only an insignificant payment delay. In order to assess whether a payment delay is insignificant, we consider the amount of the modified payments subject to delay in conjunction with the unpaid principal balance or the collateral value of the loan, whether or not the delay is significant with respect to the frequency of payments under the original contract, or the loan's original expected duration. In the cases where payment extensions cumulatively extend beyond 90 days and are more than 10% of the original contractual term, or where the cumulative payment extension within the 12-month period immediately preceding the current modification is beyond 180 days, we deem the delay in payment to be more than insignificant.

The financial impacts of modifications that meet the definition of a modification to borrowers experiencing financial difficulty are reported in the period in which they are identified. Additionally, if such a loan defaults within 12 months of the modification, we are required to disclose the instances of redefault. For the purpose of this disclosure, we have determined that a loan is considered to have redefaulted when the loan meets the requirements for evaluation under our charge-off policy, except for commercial loans where redefault is defined as 90 days past due.

Net Charge-offs

We disclose the measurement of net charge-offs as the amount of gross charge-offs recognized less recoveries received. Gross charge-offs reflect the amount of the amortized cost basis directly written-off. Generally, we recognize recoveries when they are received and record them as an increase to the allowance for loan losses.

As a general rule, consumer automotive loans are fully charged off once a loan becomes 120 days past due. In instances where upon becoming 120 days past due repossession is assured and in process, consumer automotive loans are written down to estimated collateral value, less costs to sell. In our consumer mortgage portfolio segment, first-lien mortgages and a subset of our home equity portfolio that are secured by real estate in a first-lien position are written down to the estimated fair value of the collateral, less costs to sell, once a mortgage loan becomes 180 days past due. Consumer mortgage loans that represent second-lien positions are charged off at 180 days past due. In our consumer other segment, loans within our personal lending class of receivables are charged off at 120 days past due and loans in our credit card class of receivables are charged off at 180 days past due. Within 60 days of receipt of notification of filing from the bankruptcy court, or within the time frames noted above, consumer automotive and first-lien consumer mortgage loans in bankruptcy are written down to their expected future cash flows, which is generally fair value of the collateral, less costs to sell, and second-lien consumer mortgage loans and other consumer loans are fully charged-off, unless it can be clearly demonstrated that repayment is likely to occur. Regardless of other

Notes to Consolidated Financial Statements

timelines noted within this policy, loans are considered collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is expected to only be through sale or operation of the collateral. Collateral dependent loans are charged-off to the estimated fair value of the underlying collateral, less costs to sell when foreclosure or repossession proceedings begin.

Commercial loans are individually evaluated and are written down to the estimated fair value of the collateral less costs to sell when collectability of the recorded balance is in doubt. Generally, all commercial loans are charged-off when it becomes unlikely that the borrower is willing or able to repay the remaining balance of the loan and any underlying collateral is not sufficient to recover the outstanding principal. Collateral dependent loans are charged-off to the fair market value of collateral less costs to sell when appropriate. Non-collateral dependent loans are fully charged-off.

Allowance for Loan Losses

The allowance for loan losses (the allowance) is deducted from, or added to, the loan's amortized cost basis to present the net amount expected to be collected from our lending portfolios. We estimate the allowance using relevant available information, which includes both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Additions and reductions to the allowance are charged to current period earnings through the provision for credit losses and amounts determined to be uncollectible are charged directly against the allowance, net of amounts recovered on previously charged-off accounts. Expected recoveries do not exceed the total of amounts previously charged-off and amounts expected to be charged-off.

Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions or renewals, unless the extension or renewal option is included in the original or modified contract at the reporting date and we are not able to unconditionally cancel the option. Expected loan modifications are also not included in the contractual term, unless we have a reasonable expectation at period end that the loan modification will be executed with a borrower.

For the purpose of calculating portfolio-level reserves, we have grouped our loans into four portfolio segments: consumer automotive, consumer mortgage, consumer other, and commercial. The allowance is measured on a collective basis using statistical models when loans have similar risk characteristics. These statistical models are designed to correlate certain macroeconomic variables to expected future credit losses. The macroeconomic data used in the models are based on forecasted factors for the next 12-months. These forecasted variables are derived from both internal and external sources. Beyond this forecasted period, we revert each variable to a historical average. This reversion to the mean is performed on a straight-line basis over 24 months. The historical average is calculated predominantly using historical data beginning in January 2008 through the most recent period of available data.

Loans that do not share similar risk characteristics are evaluated on an individual basis and are not included in the collective evaluation.

The allowance calculation is supplemented with qualitative overlays that take into consideration current portfolio and asset-level factors, such as the impacts of changes in underwriting standards, collections and account management effectiveness, geographic concentrations, and economic events that have occurred but are not yet reflected in the quantitative model component. Qualitative adjustments are documented, reviewed, and approved through our established risk governance processes and follow regulatory guidance.

Management also considers the need for a reserve on unfunded loan commitments across our portfolio segments, including lines of credit and standby letters of credit. We estimate expected credit losses over the contractual period in which we are exposed to credit risk, unless we have the option to unconditionally cancel the obligation. Expected credit losses on the commitments include consideration of the likelihood that funding will occur under the commitment and an estimate of expected credit losses on amounts expected to be funded over the estimated life. The reserve for unfunded loan commitments is recorded within accrued expenses and other liabilities on our Consolidated Balance Sheet. Provision for credit losses related to our reserve for unfunded commitments is recorded within provision for credit losses on our Consolidated Statement of Income. Refer to Note 28 for information on our unfunded loan commitments.

Consumer Automotive

The allowance within the consumer automotive portfolio segment is calculated using proprietary statistical models and other risk indicators applied to pools of loans with similar risk characteristics, including credit bureau score and LTV ratios.

The model generates projections of default rates, prepayment rates, loss severity rates, and recovery rates using macroeconomic and historical loan data. These projections are used to develop transition scenarios to predict the portfolio's migration from the current or past-due status to various future states over the life of the loan. While the macroeconomic data that is used to calculate expected credit losses includes light vehicle sales and state-level real personal income, state-level unemployment rates are the most impactful macroeconomic factors in calculating expected lifetime credit losses. The loss severity within the consumer automotive portfolio segment is impacted by the market values of vehicles that are repossessed. Vehicle market values are affected by numerous factors including vehicle supply, the condition of the vehicle upon repossession, the overall price and volatility of fuel, consumer preference related to specific vehicle segments, and other factors. The model output is aggregated to calculate expected lifetime gross credit losses, net of expected recoveries.

Consumer Mortgage

The allowance within the consumer mortgage portfolio segment is calculated by using statistical models based on pools of loans with similar risk characteristics, including credit score, LTV, loan age, documentation type, product type, and loan purpose.

Notes to Consolidated Financial Statements

Expected losses are statistically derived based on a suite of behavioral based transition models. This transition framework predicts various stages of delinquency, default, and voluntary prepayment over the course of the life of the loan. The transition probability is a function of certain loan and borrower characteristics, including factors, such as loan balance and term, the borrower's credit score, LTV ratios, and economic variables, as well as consideration of historical factors such as loss frequency and severity. When a default event is predicted, a severity model is applied to estimate future loan losses. Loss severity within the consumer mortgage portfolio segment is impacted by the market values of foreclosed properties, which is affected by numerous factors, including geographic considerations and the condition of the foreclosed property. Macroeconomic data that is used to calculate expected credit losses includes certain interest rates and home price indices. The model output is aggregated to calculate expected lifetime credit losses.

Consumer Other

The allowance within the personal lending receivables class, prior to the transfer to held-for-sale, was calculated by using a vintage analysis that analyzes historical performance for groups of loans with similar risk characteristics, including vintage level historical balance paydown rates and delinquency and roll rate behaviors by risk tier and product type, to arrive at an estimate of expected lifetime credit losses. The risk tier segmentation is based upon borrower risk characteristics, including credit score and past performance history, as well as certain loan specific characteristics, such as loan type and origination year.

The allowance within our credit card receivables class is calculated by using a statistical model that considers loan-specific and economy-wide factors to project default events, positive closure, EAD, and LGD events across all active loans in the portfolio. Macroeconomic data that is used to calculate expected credit losses include state and national-level unemployment rate, revolving consumer credit, and retail sales. Estimated expected lifetime credit losses are the summation of the simulated losses and recoveries for all credit card loans in the portfolio.

Commercial Loans

The allowance within the commercial loan portfolio segment is calculated using an expected loss framework that uses historical loss experience, concentrations, macroeconomic factors, and performance trends. The determination of the allowance is influenced by numerous assumptions and factors that may materially affect estimates of loss, including changes to the PD, LGD, and EAD. PD factors are determined based on our historical performance data, which considers ongoing reviews of the financial performance of borrowers within our portfolio, including cash flow, debt-service coverage ratio, and an assessment of borrowers' industry and future prospects. The determination of PD also incorporates historical loss experience and, when necessary, macroeconomic information obtained from external sources. LGD factors consider the type of collateral, relative LTV ratios, and historical loss information. In addition, LGD factors may be influenced by macroeconomic information and situations in which automotive manufacturers repurchase vehicles used as collateral to secure the loans in default situations. EAD factors are derived from outstanding balance levels, including estimated prepayment assumptions based on historical experience.

Refer to Note 9 for information on the allowance for loan losses.

Variable Interest Entities and Securitizations

A legal entity is considered a VIE if, by design, has any of the following characteristics: the equity at risk is insufficient for the entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack the ability to directly or indirectly make decisions about the entity's activities that most significantly impact economic performance through voting or similar rights, do not have the obligation to absorb the expected losses, do not have the right to receive expected residual returns of the entity, or do not have voting rights that are proportionate to their interests and substantially all the activities are conducted on behalf of an investor with a disproportionately small voting interest.

For all VIEs in which we are involved, we assess whether we are the primary beneficiary of the VIE on an ongoing basis. In circumstances where we have both the power to direct the activities that most significantly impact the VIEs' performance and the obligation to absorb losses or the right to receive the benefits of the VIE that could be significant, we would conclude that we are the primary beneficiary of the VIE and would consolidate the VIE (also referred to as on-balance sheet). In situations where we are not deemed to be the primary beneficiary of the VIE, we do not consolidate the VIE and only recognize our interests in the VIE (also referred to as off-balance sheet).

We are involved in securitizations that typically involve the use of VIEs. For information regarding our securitization activities, refer to Note 11.

In the case of a consolidated on-balance-sheet VIE used for a securitization, the underlying assets remain on our Consolidated Balance Sheet with the corresponding obligations to third-party beneficial interest holders reflected as debt. We recognize income on the assets and interest expense on the debt issued by the VIE on an accrual basis. We reserve for expected losses on the assets primarily under CECL. Consolidation of the VIE precludes us from recording an accounting sale on the transaction.

In securitizations where we are not determined to be the primary beneficiary of the VIE, we must determine whether we achieve a sale for accounting purposes. To achieve a sale for accounting purposes, the financial assets being transferred must be legally isolated, not be constrained by restrictions from further transfer, and be deemed to be beyond our control. We would deem the transaction to be an off-balance-sheet securitization if the preceding three criteria for sale accounting are met. If we were to fail any of these three criteria for sale accounting, the transfer would be accounted for as a secured borrowing, consistent with the preceding paragraph regarding on-balance sheet VIEs.

Notes to Consolidated Financial Statements

The gain or loss recognized on off-balance-sheet securitizations take into consideration any assets received or liabilities assumed, including any retained interests, and servicing assets or liabilities (if applicable), which are initially recorded at fair value at the date of sale. Upon the sale of the financial assets, we recognize a gain or loss on sale for the difference between the assets and liabilities recognized, and the assets derecognized. The financial assets obtained from off-balance-sheet securitizations are primarily reported as cash or if applicable, retained interests. Retained interests are classified as securities or as other assets depending on their form and structure. The estimate of the fair value of the retained interests and servicing requires us to exercise significant judgment about the timing and amount of future cash flows from the interests. For a discussion on fair value estimates, refer to Note 24.

Gains or losses on off-balance-sheet securitizations are reported in gain on mortgage and automotive loans, net, in our Consolidated Statement of Income.

We retain the right to service our consumer and commercial automotive loan securitizations. We may receive servicing fees for off-balance-sheet securitizations based on the securitized asset balances and certain ancillary fees, all of which are reported in other income, net of losses in the Consolidated Statement of Income. Typically, the fee we are paid for servicing represents adequate compensation, and consequently, does not result in the recognition of a servicing asset or liability.

Equity-Method Investments

Our equity-method investments primarily include equity investments related to LIHTCs and the CRA, which do not have a readily determinable fair value. Our LIHTC investments are accounted for using the proportional amortization method of accounting for qualified affordable housing investments. Our obligations related to unfunded commitments for our LIHTC investments are included in accrued expenses and other liabilities on our Consolidated Balance Sheet. The majority of our other CRA investments are accounted for using the equity method of accounting. Our investments in LIHTCs and other CRA investments are included in investments in qualified affordable housing projects and equity-method investments, respectively, within other assets on our Consolidated Balance Sheet.

Repossessed and Foreclosed Assets

Assets securing our finance receivables and loans are classified as repossessed and foreclosed and included in other assets when physical possession of the collateral is taken, which includes the transfer of title through foreclosure or other similar proceedings. Repossessed and foreclosed assets are initially recognized at the lower of the outstanding balance of the loan at the time of repossession or foreclosure or the fair value of the asset less estimated costs to sell. Losses on the initial revaluation of repossessed and foreclosed assets (and generally, declines in value shortly after repossession or foreclosure) are recognized as a charge-off of the allowance for loan losses. Subsequent declines in value are charged to other operating expenses.

Lease Accounting

At contract inception, we determine whether the contract is or contains a lease based on the terms and conditions of the contract. Refer to Investment in Operating Leases below for leases in which we are the lessor. Lease contracts for which we are the lessee are recognized on our Consolidated Balance Sheet as ROU assets and lease liabilities. Lease liabilities and their corresponding ROU assets are initially recorded based on the present value of the future lease payments over the expected lease term. We utilize our incremental borrowing rate, which is the rate we would incur to borrow on a collateralized basis over a similar term on an amount equal to the lease payments in a similar economic environment since the interest rate implicit in the lease contract is typically not readily determinable. The ROU asset also includes initial direct costs paid less lease incentives received from the lessor. Our lease contracts are generally classified as operating and, as a result, we recognize a single lease cost within other operating expenses on the income statement on a straight-line basis over the lease term.

Our leases primarily consist of property-leases and fleet vehicle leases. Our property-lease agreements generally contain a lease component, which includes the right to use the real estate, and non-lease components, which generally include utilities and common area maintenance services. We elected the practical expedient to account for the lease and non-lease components in our property leases as a single lease component for recognition and measurement of our ROU assets and lease liabilities. Our property leases that include variable-rent payments made during the lease term that are not based on a rate or index, are excluded from the measurement of the ROU assets and lease liabilities, and are recognized as a component of variable lease expense as incurred. We have elected not to recognize ROU assets and lease liabilities on property-leases with terms of one year or less. Our fleet vehicle leases also include a lease component, which includes the right to use the vehicle, and non-lease components, which include maintenance, fuel, and administrative services. However, we have elected to account for the lease and non-lease components in our fleet vehicle leases separately. Accordingly, the non-lease components are excluded from the measurement of the ROU asset and lease liability and are recognized as other operating expenses as incurred.

Investment in Operating Leases

Investment in operating leases, net, represents the vehicles that are underlying our automotive operating lease contracts where we are the lessor and is reported at cost, less accumulated depreciation and net of impairment charges, if any, and origination fees or costs. Depreciation of vehicles is recorded on a straight-line basis to an estimated residual value over the lease term. Manufacturer support payments that we receive upfront are treated as a reduction to the cost-basis in the underlying operating lease asset, which has the effect of reducing depreciation expense over the life of the contract. Income from operating lease assets including lease origination fees, net of lease origination costs, is recognized as operating lease revenue on a straight-line basis over the scheduled lease term. We have elected to exclude sales taxes collected from the lessee from our consideration in the lease contract and from variable lease payments that are not included in contract consideration. We accrue rental income on our operating leases when collection is reasonably assured. We generally discontinue the accrual of revenue on operating leases at the time an account is determined to be uncollectible, which we determine to be the earliest of (i) the time of

Notes to Consolidated Financial Statements

repossession, (ii) within 60 days of bankruptcy notification, unless it can be clearly demonstrated that repayment is likely to occur, or (iii) greater than 120 days past due.

We have significant investments in the residual values of the assets in our operating lease portfolio. The residual values represent an estimate of the values of the assets at the end of the lease contracts. At contract inception, we determine pricing based on the projected residual value of the leased vehicle. This evaluation is primarily based on a proprietary model, which includes variables such as age, expected mileage, seasonality, segment factors, vehicle type, economic indicators, production cycle, automotive manufacturer incentives, and shifts in used vehicle supply. This internally generated data is compared against third-party, independent data for reasonableness. Realization of the residual values is dependent on our future ability to market the vehicles under the prevailing market conditions. Over the life of the lease, we evaluate the adequacy of our estimate of the residual value and may make adjustments to the depreciation rates to the extent the expected value of the vehicle at lease termination changes meaningfully. In addition to estimating the residual value at lease termination, we also evaluate the current value of the operating lease asset and test for impairment to the extent necessary when there is an indication of impairment based on market considerations and portfolio characteristics. Impairment is determined to exist if the fair value of the leased asset is less than carrying value and it is determined that the net carrying value is not recoverable. The net carrying value of a leased asset is not recoverable if it exceeds the sum of the undiscounted expected future cash flows expected to result from the operating lease payments and the estimated residual value upon eventual disposition. If our operating lease assets are considered to be impaired, the impairment is measured as the amount by which the carrying amount of the assets exceeds the fair value as estimated by discounted cash flows. No impairment was recognized in 2023, 2022, or 2021.

When a leased vehicle is returned to us, either at the end of the lease term or through repossession, the asset is reclassified from investment in operating leases, net, to other assets and recorded at the lower-of-cost or estimated fair value, less costs to sell, on our Consolidated Balance Sheet. Any losses recognized at this time are recorded as depreciation expense. Subsequent decline in value and any gain or loss recognized at the time of sale is recognized as a remarketing gain or loss and presented as a component of depreciation expense.

Impairment of Long-lived Assets

The net carrying values of long-lived assets (including property and equipment) are evaluated for impairment whenever events or changes in circumstances indicate that their net carrying values may exceed undiscounted future net cash flows. Long-lived assets are considered impaired when the carrying amount is deemed unrecoverable and the carrying amount exceeds fair value. Recoverability is measured by comparing the net carrying amount to future net undiscounted cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment is measured as the amount by which the net carrying amount of the assets exceeds the fair value using a discounted cash flow method. No material impairment was recognized in 2023, 2022, or 2021.

An impairment test on an asset group to be sold or otherwise disposed of, is performed upon occurrence of a triggering event or when certain criteria are met (for example, the asset is planned to be disposed of within 12 months, appropriate levels of authority have approved the sale, there is an active program to locate a buyer, etc.), which cause the disposal group to be classified as held-for-sale. Long-lived assets held-for-sale are recorded at the lower of their carrying amount or estimated fair value less cost to sell. If the net carrying value of the assets held-for-sale exceeds the fair value less cost to sell, we recognize an impairment loss based on the excess of the net carrying amount over the fair value of the assets less cost to sell.

Property and Equipment

Property and equipment stated at cost, net of accumulated depreciation and amortization, are reported in other assets on our Consolidated Balance Sheet. Included in property and equipment are certain buildings, furniture and fixtures, leasehold improvements, IT hardware and software, capitalized software costs, and assets under construction. We begin depreciating these assets when they are ready for their intended use, except for assets under construction, which begin depreciating when they are ready to be placed into service. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which generally ranges from three to thirty years depending on the asset class. Capitalized software is generally amortized on a straight-line basis over its useful life, which generally ranges from three to five years. Capitalized software that is not expected to provide substantive service potential or for which development costs significantly exceed the amount originally expected is considered impaired and written down to fair value. Software expenditures that are considered general, administrative, or of a maintenance nature are expensed as incurred.

Goodwill and Other Intangibles

Goodwill and intangible assets, net of accumulated amortization, are reported in other assets in our Consolidated Balance Sheet.

Our intangible assets primarily consist of developed technology and acquired customer relationships, and are amortized using a straight-line methodology over their estimated useful lives. We review intangible assets with a definite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If it is determined the carrying amount of the asset is not recoverable, an impairment charge is recorded.

Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired, including identifiable intangibles. We allocate goodwill to applicable reporting units based on the relative fair value of the other net assets allocated to those reporting units at the time of the acquisition. In the event we restructure our business, we may reallocate goodwill. We test goodwill for impairment annually as of July 31 of each year, or more frequently if events and changes in circumstances indicate that it is more likely than not that impairment exists. In certain situations, we may perform a qualitative assessment to test goodwill for impairment. We may also decide to bypass the

qualitative assessment and perform a quantitative assessment. If we perform the qualitative assessment to test goodwill for impairment and conclude that it is more likely than not that the reporting unit's fair value is greater than its carrying value, then the quantitative assessment is not required. However, if we perform the qualitative assessment and determine that it is more likely than not that a reporting unit's fair value is less than its carrying value, then we must perform the quantitative assessment. The quantitative assessment requires us to compare the fair value of each of the reporting units to their respective carrying value. The fair value of the reporting units in our quantitative assessment is determined based on various analyses including discounted cash flow projections using assumptions a market participant would use. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, a goodwill impairment loss is recorded for the excess of the carrying value of the reporting unit over its fair value.

Unearned Insurance Premiums and Service Revenue

Insurance premiums, net of premiums ceded to reinsurers, and service revenue are earned over the terms of the policies. The portion of premiums and service revenue written applicable to the unexpired terms of the policies is recorded as unearned insurance premiums or unearned service revenue. For vehicle service, GAP, and maintenance contracts, premiums and service revenues are earned on a basis proportionate to the anticipated cost emergence. For additional information related to these contracts, refer to Note 3. For other short duration contracts, premiums and service revenue are earned on a pro rata basis. For further information, refer to Note 4.

Deferred Insurance Policy and Service Contract Acquisition Costs

Incremental direct costs incurred to originate a policy or service contract are deferred and recorded in premiums receivable and other insurance assets on our Consolidated Balance Sheet. These costs primarily include commissions paid to dealers to originate these policies or service contracts and vary with the production of business. Deferred policy and service contract acquisition costs are amortized over the terms of the related policies and service contracts on the same basis as premiums and service revenue are earned. We group costs incurred for acquiring like contracts and consider anticipated investment income in determining the recoverability of these costs.

Reserves for Insurance Losses and Loss Adjustment Expenses

Reserves for insurance losses and loss adjustment expenses are reported in accrued expenses and other liabilities on our Consolidated Balance Sheet. They are established for the unpaid cost of insured events that have occurred as of a point in time. More specifically, the reserves for insurance losses and loss adjustment expenses represent the accumulation of estimates for both reported losses and those incurred, but not reported, including loss adjustment expenses relating to direct insurance and assumed reinsurance agreements.

We use a combination of methods commonly used in the insurance industry, including the chain ladder development factor, expected loss, BF, and frequency and severity methods to determine the ultimate losses for an individual business line as well as accident year basis depending on the maturity of the accident period and business-line specifics. These methodologies are based on different assumptions and use various inputs to develop alternative estimates of losses. The chain ladder development factor is used for more mature years while the expected loss, BF, and frequency and severity methods are used for less mature years. Both paid and incurred loss and loss adjustment expenses are reviewed where available and a weighted average of estimates or a single method may be considered in selecting the final estimate for an individual accident period. We did not change our methodology for developing reserves for insurance losses for the year ended December 31, 2023.

Estimates for salvage and subrogation recoverable are recognized in accordance with historical patterns and netted against the provision for insurance losses and loss adjustment expenses. Reserves are established for each product-type at the lowest meaningful level of homogeneous data. Since the reserves are based on estimates, the ultimate liability may vary from these estimates. The estimates are regularly reviewed and adjustments, which can potentially be significant, are included in earnings in the period in which they are deemed necessary.

Legal and Regulatory Reserves

Liabilities for legal and regulatory matters are accrued and established when those matters present loss contingencies that are both probable and estimable, with a corresponding amount recorded to other operating expenses in the Consolidated Statement of Income. In cases where we have an accrual for losses, we include an estimate for probable and estimable legal expenses related to the case. If, at the time of evaluation, the loss contingency related to a legal or regulatory matter is not both probable and estimable, we do not establish a liability for the contingency. We continue to monitor legal and regulatory matters for further developments that could affect the requirement to establish a liability or that may impact the amount of a previously established liability. There may be exposure to loss in excess of any amounts recognized. For certain other matters where the risk of loss is determined to be reasonably possible, estimable, and material to the financial statements, disclosure regarding details of the matter and an estimated range of loss is required. The estimated range of possible loss does not represent our maximum loss exposure. We also disclose matters that are deemed probable or reasonably possible, material to the financial statements, but for which an estimated range of loss is not possible to determine. While we believe our reserves are adequate, the outcome of legal and regulatory proceedings is extremely difficult to predict, and we may settle claims or be subject to judgments for amounts that differ from our estimates. For information regarding the nature of all material contingencies, refer to Note 29.

Earnings per Common Share

We compute basic earnings per common share by dividing net income from continuing operations attributable to common stockholders after deducting dividends on preferred stock by the weighted-average number of common shares outstanding during the period. We compute diluted earnings per common share by dividing net income from continuing operations after deducting dividends on preferred stock by the weighted-average number of common shares outstanding during the period plus the dilution resulting from incremental shares that would have been outstanding if dilutive potential common shares had been issued (assuming it does not have the effect of antidilution), if applicable.

Notes to Consolidated Financial Statements

Derivative Instruments and Hedging Activities

We use derivative instruments primarily for risk management purposes. We do not use derivative instruments for speculative purposes. Certain of our derivative instruments are designated as accounting hedges in qualifying relationships, whereas other derivative instruments have not been designated as accounting hedges. In accordance with applicable accounting standards, all derivative instruments, whether designated as accounting hedges or not, are recorded on the balance sheet as assets or liabilities and measured at fair value. We have elected to report the fair value of derivative assets and liabilities on a gross basis—including the fair value for the right to reclaim cash collateral or the obligation to return cash collateral—arising from instruments executed with the same counterparty under a master netting arrangement where we do not have the intent to offset. The right to claim cash collateral is reported in other assets on our Consolidated Balance Sheet. The obligation to return cash collateral is reported in accrued expenses and other liabilities on our Consolidated Balance Sheet. For additional information on derivative instruments and hedging activities, refer to Note 21.

At the inception of a qualifying hedge accounting relationship, we designate each qualifying relationship as a hedge of the fair value of a specifically identified asset or liability or portfolio of assets (fair value hedge); as a hedge of the variability of cash flows to be received or paid, or forecasted to be received or paid, related to a recognized asset or liability (cash flow hedge); or as a hedge of the foreign-currency exposure of a net investment in a foreign operation (net investment hedge). We formally document all relationships between hedging instruments and hedged items, as well as the risk management objectives for undertaking such hedge transactions. Both at hedge inception and on an ongoing basis, we formally assess whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of derivative instruments qualifying as fair value hedges, along with the gain or loss on the hedged asset or liability attributable to the hedged risk, are recorded in current period earnings. For non-portfolio layer method hedges, the hedge basis (the amount of the change in fair value) is added to (or subtracted from) the carrying amount of the hedged item. For portfolio layer method hedges, the hedge basis does not adjust the carrying value of the hedged item and is instead maintained on a closed portfolio basis. For qualifying cash flow hedges, changes in the fair value of the derivative financial instruments are recorded in accumulated other comprehensive income and recognized in the income statement when the hedged cash flows affect earnings. For a qualifying net investment hedge, the gain or loss is reported in accumulated other comprehensive income as part of the cumulative translation adjustment.

Hedge accounting treatment is no longer applied if a derivative financial instrument is terminated, the hedge designation is removed, or the derivative instrument is assessed to no longer be highly effective. For terminated fair value hedges, the hedge basis remains as part of the basis of the hedged asset or liability and is recognized into income over the remaining life of the asset or liability. For terminated portfolio layer method hedges, the hedge basis associated with the discontinued portion of the hedged item is allocated to the remaining individual assets within the closed portfolio that supported the discontinued hedged layer and is recognized into income over the remaining life of those assets. For terminated cash flow hedges, the changes in fair value of the derivative instrument remain in accumulated other comprehensive income and are recognized in the income statement when the hedged cash flows affect earnings. However, if it is probable that the forecasted cash flows will not occur within a specified period, any changes in fair value of the derivative financial instrument remaining in accumulated other comprehensive income are reclassified into earnings immediately. Any previously recognized gain or loss for a net investment hedge continues to remain in accumulated other comprehensive income until earnings are impacted by a sale or liquidation of the associated foreign operation. In all instances, after hedge accounting is no longer applied, any subsequent changes in fair value of the derivative instrument will be recorded into earnings.

Changes in the fair value of derivative financial instruments held for risk management purposes that are not designated as accounting hedges under U.S. GAAP (economic hedge) are reported in current period earnings.

Income Taxes

Our income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management's best assessment of estimated current and future taxes to be paid. We are subject to income taxes predominantly in the United States. Significant judgments and estimates are required in determining the consolidated income tax expense.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. Deferred tax assets are reduced by a valuation allowance, if based on the weight of all available evidence, it is more likely than not, that some or all of the deferred tax assets will not be realized.

We use the portfolio approach with respect to reclassification of stranded income tax effects in accumulated other comprehensive income.

All our investment tax credits are accounted for using the flow-through method and are recognized as a reduction to current income tax expense.

We recognize the financial statement effects of uncertain income tax positions when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Also, we recognize accrued interest and penalties related to liabilities for uncertain income tax positions in interest expense and other operating expenses, respectively. For additional information regarding our provision for income taxes, refer to Note 22.

Notes to Consolidated Financial Statements

Share-based Compensation

Our compensation and benefits expenses include the cost of share-based awards issued to employees. For equity classified share-based awards, compensation cost is ratably charged to expense based on the grant date fair value of the awards over the applicable service periods. For liability classified share-based awards, the associated liability is measured quarterly at fair value based on our share price and services rendered at the time of measurement until the awards are paid, with changes in fair value charged to compensation expense in the period in which the change occurs. We have made an accounting policy election to account for forfeitures of share-based awards as they occur. Refer to Note 23 for a discussion of our share-based compensation plans.

Foreign Exchange

Foreign-denominated assets and liabilities resulting from foreign-currency transactions are valued using period-end foreign-exchange rates and the results of operations and cash flows are determined using approximate weighted average exchange rates for the period. Translation adjustments are related to foreign subsidiaries using local currency as their functional currency and are reported as a separate component of accumulated other comprehensive income. Translation gains or losses are reclassified to earnings upon the substantial sale or liquidation of our investments in foreign operations. We may elect to enter into foreign-currency derivatives to mitigate our exposure to changes in foreign-exchange rates. Refer to the Derivative Instruments and Hedging Activities section above for a discussion of our hedging activities of the foreign-currency exposure of a net investment in a foreign operation.

Recently Adopted Accounting Standards

Troubled Debt Restructurings and Vintage Disclosures (ASU 2022-02)

In March 2022, the FASB issued ASU 2022-02, *Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*. The purpose of this guidance is twofold. First, the guidance eliminates TDR recognition and measurement guidance that has been deemed no longer necessary under CECL. The guidance also adds a requirement to incorporate current year gross charge-offs by origination year into the vintage tables. With respect to the TDR impacts, under CECL, credit losses for financial assets measured at amortized cost are determined based on the total current expected credit losses over the life of the financial asset or group of financial assets. Therefore, credit losses on financial assets that have been modified as TDRs would have largely been incorporated in the allowance upon initial recognition. Under ASU 2022-02, we will evaluate whether loan modifications previously characterized as TDRs represent a new loan or a continuation of an existing loan in accordance with ASC Topic 310, *Receivables*. The guidance also added new disclosures that require an entity to provide information related to loan modifications that are made to borrowers that are deemed to be in financial difficulty. We adopted the ASU on January 1, 2023, on a prospective basis. The impact of these amendments was not material.

Recently Issued Accounting Standards

Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (ASU 2022-03)

In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*. The purpose of this guidance is to clarify that a contractual restriction on the ability to sell an equity security is not considered part of the unit of account of the equity security, and therefore should not be considered when measuring the equity security's fair value. Additionally, an entity cannot separately recognize and measure a contractual-sale restriction. This guidance also adds specific disclosures related to equity securities that are subject to contractual-sale restrictions, including (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet, (2) the nature and remaining duration of the restrictions, and (3) the circumstances that could cause a lapse in the restrictions. The amendments are effective on January 1, 2024 and must be applied using a prospective approach with any adjustments from the adoption of the amendments recognized in earnings and disclosed upon adoption. Management does not expect the impact of these amendments to be material.

Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (ASU 2023-02)

In March 2023, the FASB issued ASU 2023-02, *Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*. The purpose of this guidance is to expand the use of the proportional amortization method to certain tax equity investments made primarily for the purpose of receiving income tax credits and other income tax benefits. In order to qualify for the proportional amortization method, the following five conditions must be met: (1) it is probable that the income tax credits allocable to the tax equity investor will be available, (2) the tax equity investor does not have the ability to exercise significant influence over the operating and financial policies of the underlying project, (3) substantially all of the projected benefits are from income tax credits and other income tax benefits, (4) the tax equity investor's projected yield is based solely on the cash flows from the income tax credits and other income tax benefits is positive, and (5) the tax equity investor is a limited liability investor in the limited liability entity for both legal and tax purposes, and the tax equity investor's liability is limited to its capital investment. Selecting the proportional amortization method will be an accounting policy election that must be applied on a tax-credit-program-by-tax-credit-program basis rather than at the entity level or to individual investments. Additionally, in order to apply the proportional amortization method to qualifying investments, an entity must use the flow-through method when accounting for the receipt of the investment tax credits. This guidance also adds disclosure requirements related to tax credit programs where the proportional amortization method has been elected. The amendments are effective on January 1, 2024, with early adoption permitted. The amendments must be applied using either a modified retrospective or retrospective approach with any adjustments from the adoption of the amendments recognized in retained earnings and disclosed upon adoption. Upon adoption of the amendments on January 1, 2024, we do not expect the impact to our opening retained earnings to be material.

Notes to Consolidated Financial Statements

Improvements to Reportable Segment Disclosures (ASU 2023-07)

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The purpose of this guidance is to improve reportable segment disclosure, primarily through enhanced disclosures about significant segment expenses. This ASU requires that an entity disclose, on an interim and annual basis, significant segment expenses that are regularly provided to the CODM and are included within the reported measure of segment profit or loss. This ASU also requires an entity to disclose, on an interim and annual basis, other segment items by reportable segment, including a qualitative description of the composition of those items. This "other" category is defined as the difference between segment profit or loss and segment revenue less significant segment expenses. Entities are also required to disclose the title and position of the individual, or the name of the group or committee, identified as the CODM. The amendments are effective on January 1, 2024, for annual reporting, and January 1, 2025, for interim reporting, with early adoption permitted. The amendments must be applied using a retrospective approach. Management does not expect the impact of these amendments to be material.

Improvements to Income Tax Disclosures (ASU 2023-09)

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The purpose of this guidance is to enhance the rate reconciliation and income taxes paid disclosures. This ASU requires that an entity disclose, on an annual basis, specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. For the state and local income tax category of the rate reconciliation, entities must disclose a qualitative description of the states and local jurisdictions that make up the majority (greater than 50 percent) of the category. For the income taxes paid disclosures, entities will be required to disclose, on an annual basis, the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes. The amendments are effective on January 1, 2025, with early adoption permitted. The amendments must be applied using either a prospective or retrospective approach. Management does not expect the impact of these amendments to be material.

2. Held-for-sale Operations

On December 31, 2023, we committed to sell our point-of-sale financing business, Ally Lending, a component of our Corporate and Other segment. We expect to complete the sale during the first quarter of 2024. For all periods presented, the operating results for our held-for-sale operations have been presented within continuing operations in the Consolidated Statement of Income. Additionally, the assets and liabilities of our held-for-sale operations are presented separately on the Consolidated Balance Sheet as of December 31, 2023.

In connection with the classification of the operations as held-for-sale, the disposal group was measured at lower-of-cost or fair value. First, the finance receivables and loans were classified as held-for-sale and measured at the lower-of-cost or fair value, which resulted in a benefit of $16 million to our provision for credit losses. Next, the remaining assets and liabilities of the disposal group were measured at the lower-of-cost or fair value. The fair value was determined based on the sales agreement with the third-party purchaser, which is a Level 2 fair value input. The carrying value exceeded the fair value of the assets and liabilities of the disposal group, which resulted in a goodwill impairment charge of $149 million during the year ended December 31, 2023. In total, we recognized a net pretax loss of $133 million for the year ended December 31, 2023, in connection with classification of the operations as held-for-sale.

The assets and liabilities of operations held-for-sale are summarized below.

December 31, ($ in millions)	2023
Assets	
Loans held-for-sale, net	$ 1,940
Other assets (a)	35
Total assets	$ 1,975
Liabilities	
Accrued expenses and other liabilities (b)	$ 17
Total liabilities	$ 17

(a) Primarily includes accrued interest and fees of $25 million, goodwill of $4 million, and property and equipment of $4 million.
(b) Includes $5 million for reserves for unfunded lending commitments.

Nonrecurring Fair Value

The following table displays assets and liabilities of our held-for-sale operations measured at fair value on a nonrecurring basis and still held at December 31, 2023. Refer to Note 24 for descriptions of valuation methodologies used to measure material assets at fair value and details of the valuation models, key inputs to these models, and significant assumptions used.

December 31, 2023 ($ in millions)	Nonrecurring fair value measurements				Lower-of-cost-or-fair-value reserve, valuation reserve, or cumulative adjustments	Total gain (loss) included in earnings
	Level 1	Level 2	Level 3	Total		
Assets						
Loans held-for-sale, net	$ —	$ 1,940	$ —	$ 1,940	$ —	n/m (a)
Other assets (b)	—	35	—	35	(149)	n/m (a)
Total assets	$ —	$ 1,975	$ —	$ 1,975	$ (149)	n/m
Liabilities						
Accrued expenses and other liabilities	$ —	$ 17	$ —	$ 17	$ —	n/m (a)
Total liabilities	$ —	$ 17	$ —	$ 17	$ —	n/m

n/m = not meaningful
(a) We consider the applicable valuation allowance, allowance for loan losses, or cumulative adjustments to be the most relevant indicator of the impact on earnings caused by the fair value measurement. Accordingly, the table above excludes total gains and losses included in earnings for these items.
(b) Includes a $149 million impairment of goodwill at Ally Lending. At the time of impairment, the fair value of goodwill at Ally Lending was classified as Level 2 under the fair value hierarchy.

3. Revenue from Contracts with Customers

Our primary revenue sources, which include financing revenue and other interest income, are addressed by other U.S. GAAP topics and are not in the scope of ASC Topic 606, *Revenue from Contracts with Customers*. As part of our Insurance operations, we recognize revenue from insurance contracts, which are addressed by other U.S. GAAP topics and are not included in the scope of this standard. Certain noninsurance contracts within our Insurance operations, including VSCs, GAP contracts, and VMCs, are included in the scope of this standard. All revenue associated with noninsurance contracts is recognized over the contract term on a basis proportionate to the anticipated cost emergence. Further, commissions and sales expense incurred to obtain these contracts are amortized over the terms of the related policies

Notes to Consolidated Financial Statements

and service contracts on the same basis as premiums and service revenue are earned, and all advertising costs are recognized as expense when incurred.

The following is a description of our primary revenue sources that are derived from contracts with customers. Revenue from contracts with customers is recognized when control of the promised goods or services is transferred to our customers, and in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. For information regarding our revenue recognition policies outside the scope of the revenue recognition principles of ASC Topic 606, *Revenue from Contracts with Customers*, refer to Note 1.

- *Noninsurance contracts* — We sell VSCs that offer owners mechanical repair protection and roadside assistance for new and used vehicles beyond the manufacturer's new vehicle limited warranty. We sell GAP contracts that protect the customer against having to pay certain amounts to a lender above the fair market value of their vehicle if the vehicle is damaged and declared a total loss or stolen. We also sell VMCs that provide coverage for certain agreed-upon services, such as oil changes and tire rotations, over the coverage period. We receive payment in full at the inception of each of these contracts. Our performance obligation for these contracts is satisfied over the term of the contract and we recognize revenue over the contract term on a basis proportionate to the anticipated incurrence of costs, as we believe this is the most appropriate method to measure progress towards satisfaction of the performance obligation. This revenue is recorded within insurance premiums and service revenue earned in our Consolidated Statement of Income, while associated cancellation and transfer fees are recorded as other income.

- *Sale of off-lease vehicles* — When a customer's vehicle lease matures, the customer has the option of purchasing or returning the vehicle. If the vehicle is returned to us, we obtain possession with the intent to sell through SmartAuction—our online auction platform, our dealer channel, or through various other physical auctions. Our performance obligation is satisfied and the remarketing gain or loss is recognized when control of the vehicle has passed to the buyer, which coincides with the sale date. Our actual sales proceeds from remarketing the vehicle may be higher or lower than the estimated residual value resulting in a gain or loss on remarketing recorded through depreciation expense on operating lease assets in our Consolidated Statement of Income.

- *Remarketing fee income* — In addition to using SmartAuction as a remarketing channel for our returned lease vehicles, we maintain the SmartAuction internet auction site and administer the auction process for third-party use. We earn a service fee from dealers for every third-party vehicle sold through SmartAuction. Our performance obligation is to provide the online marketplace for used vehicle transactions to be consummated. This obligation is satisfied and revenue is recognized when control of the vehicle has passed to the buyer, which coincides with the sale date. This revenue is recorded as remarketing fees within other income in our Consolidated Statement of Income.

- *Brokerage commissions and other revenues through Ally Invest* — We charge fees to customers related to their use of certain services on our Ally Invest digital advisory and online brokerage platform. These fees include commissions on low-priced securities, option contracts, certain other security types, account service fees, account management fees on professional portfolio management services, and other ancillary fees. Commissions on customer-directed trades and account service fees are based on published fee schedules and are generated from a customer option to purchase the services offered under the contract. These options do not represent a material right and are only considered a contract when the customer executes their option to purchase these services. Based on this, the term of the contract does not extend beyond the services provided, and accordingly revenue is recognized upon the completion of our performance obligation, which we view as the successful execution of the trade or service. Revenue on professional portfolio management services is calculated monthly based upon a fixed percentage of the client's assets under management. Due to the fact that this revenue stream is composed of variable consideration that is based on factors outside of our control, we have deemed this revenue as constrained and we are unable to estimate the initial transaction price at the inception of the contract. We have elected to use the practical expedient under GAAP to recognize revenue monthly based on the amount we are able to invoice the customer. Additionally, we earn revenue when we route customers' orders to market makers, who then execute customers' trades. The market makers compensate us for the right to fill the customers' orders. We also earn revenue from a fee-sharing agreement with our clearing broker related to the interest fee income the clearing broker earns on customer cash balances, securities lending, and margin loans made to our customers. We concluded the initial transaction price is exclusively variable consideration and, based on the nature of our performance obligation to allow the clearing broker to collect interest fee income from cash deposits and customer loans from our customers, we are unable to determine the amount of revenue to be recognized until the total customer cash balance or the total interest income recognized on margin loans has been determined, which occurs monthly. These revenue streams are recorded as other income in our Consolidated Statement of Income.

- *Brokered/agent commissions through Insurance operations* — We have agreements with third parties to offer various vehicle protection products to consumers. We also have agreements with third-party insurers to offer various insurance coverages to dealers. Our performance obligation for these arrangements is satisfied when a customer or dealer has purchased a vehicle protection product or an insurance policy through the third-party provider. In determining the initial transaction price for these agreements, we noted that revenue on brokered/agent commissions is based on the volume of vehicle protection product contracts sold or a percentage of insurance premium written, which is not known to us at the inception of the agreements with these third-party providers. We concluded the initial transaction price is exclusively variable consideration and, based on the nature of the performance obligation, we are unable to determine the amount of revenue we will record until the customer purchases a vehicle protection product or a dealer purchases an insurance policy from the third-party provider. Once we are notified of vehicle protection product sales or insurance policies issued by the third-party providers, we record the commission earned as insurance premiums and service revenues earned in our Consolidated Statement of Income.

Notes to Consolidated Financial Statements

- **_Banking fees and interchange income_** — We charge depositors various account service fees including those for outgoing wires, excessive transactions, stop payments, and returned deposits. These fees are generated from a customer option to purchase services offered under the contract. These options do not represent a material right and are only considered a contract in accordance with the revenue recognition principles when the customer exercises their option to purchase these account services. Based on this, the term for our contracts with customers is considered day-to-day, and the contract does not extend beyond the services already provided. In May 2021, we eliminated all overdraft fees for Ally Bank deposit accounts. Revenue derived from deposit account fees is recorded at the point in time we perform the requested service, and is recorded as other income in our Consolidated Statement of Income. As a debit and credit card issuer, we also generate interchange fee income from merchants during debit and credit card transactions and incur certain corresponding charges from merchant card networks. For debit card transactions, our performance obligation is satisfied when we have initiated the payment of funds from a customer's account to a merchant through our contractual agreements with the merchant card networks. For credit card transactions, our performance obligation is satisfied at the time each transaction is captured for settlement with the interchange networks. Interchange fees are reported net of processing fees and customer rewards as other income in our Consolidated Statement of Income.

- **_Other revenue_** — Other revenue primarily includes service revenue related to various account management functions and fee income derived from third-party lenders arranged through our online automotive lender exchange. These revenue streams are recorded as other income in our Consolidated Statement of Income.

Notes to Consolidated Financial Statements

The following table presents a disaggregated view of our revenue from contracts with customers included in other revenue that falls within the scope of the revenue recognition principles of ASC Topic 606, *Revenue from Contracts with Customers*.

Year ended December 31, ($ in millions)	Automotive Finance operations	Insurance operations	Mortgage Finance operations	Corporate Finance operations	Corporate and Other	Consolidated
2023						
Revenue from contracts with customers						
Noninsurance contracts (a) (b) (c)	$ —	$ 686	$ —	$ —	$ —	$ 686
Remarketing fee income	117	—	—	—	—	117
Brokerage commissions and other revenue	—	—	—	—	89	89
Banking fees and interchange income (d) (e)	—	—	—	—	44	44
Brokered/agent commissions	—	13	—	—	—	13
Other	18	1	—	—	—	19
Total revenue from contracts with customers	135	700	—	—	133	968
All other revenue	186	728	16	104	11	1,045
Total other revenue (f)	$ 321	$ 1,428	$ 16	$ 104	$ 144	$ 2,013
2022						
Revenue from contracts with customers						
Noninsurance contracts (a) (b) (c)	$ —	$ 655	$ —	$ —	$ —	$ 655
Remarketing fee income	107	—	—	—	—	107
Brokerage commissions and other revenue	—	—	—	—	64	64
Banking fees and interchange income (d) (e)	—	—	—	—	44	44
Brokered/agent commissions	—	14	—	—	—	14
Other	20	—	—	—	4	24
Total revenue from contracts with customers	127	669	—	—	112	908
All other revenue	179	354	27	122	(12)	670
Total other revenue (f)	$ 306	$ 1,023	$ 27	$ 122	$ 100	$ 1,578
2021						
Revenue from contracts with customers						
Noninsurance contracts (a) (b) (c)	$ —	$ 627	$ —	$ —	$ —	$ 627
Remarketing fee income	107	—	—	—	—	107
Brokerage commissions and other revenue	—	—	—	—	58	58
Banking fees and interchange income (d) (e)	—	—	—	—	18	18
Brokered/agent commissions	—	16	—	—	—	16
Other	22	—	—	—	4	26
Total revenue from contracts with customers	129	643	—	—	80	852
All other revenue	122	702	94	128	141	1,187
Total other revenue (f)	$ 251	$ 1,345	$ 94	$ 128	$ 221	$ 2,039

(a) We had opening balances of $3.0 billion, $3.1 billion and $3.0 billion in unearned revenue associated with outstanding contracts at January 1, 2023, 2022, and 2021, respectively, and $973 million, $939 million, and $909 million of these balances were recognized as insurance premiums and service revenue earned in our Consolidated Statement of Income during the years ended December 31, 2023, 2022, and 2021.

(b) At December 31, 2023, we had unearned revenue of $3.0 billion associated with outstanding contracts, and with respect to this balance we expect to recognize revenue of $880 million in 2024, $717 million in 2025, $554 million in 2026, $382 million in 2027, and $427 million thereafter. We had unearned revenue of $3.0 billion and $3.1 billion associated with outstanding contracts at December 31, 2022, and 2021, respectively.

(c) We had deferred insurance assets of $1.8 billion at both December 31, 2023, and 2022, and $1.9 billion at December 31, 2021. We recognized $580 million, $564 million, and $537 million of expense during the years ended December 31, 2023, 2022, and 2021, respectively.

(d) Effective May 25, 2021, we eliminated all overdraft fees for Ally Bank deposit accounts.

(e) Interchange income is reported net of customer rewards. Customer rewards expense was $20 million, $14 million, and $1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

(f) Represents a component of total net revenue. Refer to Note 26 for further information on our reportable operating segments.

Notes to Consolidated Financial Statements

In addition to the components of other revenue presented above, as part of our Automotive Finance operations, we recognized net remarketing gains of $211 million, $170 million, and $344 million for the years ended December 31, 2023, 2022, and 2021, respectively, on the sale of off-lease vehicles. These gains are included in depreciation expense on operating lease assets in our Consolidated Statement of Income.

4.   Insurance Premiums and Service Revenue

The following table is a summary of insurance premiums and service revenue written and earned.

	2023		2022		2021	
Year ended December 31, *($ in millions)*	**Written**	**Earned**	Written	Earned	Written	Earned
Insurance premiums						
Direct	$ 476	$ 446	$ 388	$ 379	$ 397	$ 389
Assumed	93	68	42	29	15	8
Gross insurance premiums	569	514	430	408	412	397
Ceded	(265)	(238)	(216)	(211)	(200)	(205)
Net insurance premiums	304	276	214	197	212	192
Service revenue	971	995	889	954	985	925
Insurance premiums and service revenue written and earned	$ 1,275	$ 1,271	$ 1,103	$ 1,151	$ 1,197	$ 1,117

5.   Other Income, Net of Losses

Details of other income, net of losses, were as follows.

Year ended December 31, *($ in millions)*	2023	2022	2021
Late charges and other administrative fees	$ 198	$ 162	$ 123
Remarketing fees	117	107	107
Income from equity-method investments (a)	4	102	132
(Loss) gain on nonmarketable equity investments, net (a)	(10)	(132)	142
Other, net	273	256	182
Total other income, net of losses	$ 582	$ 495	$ 686

(a)   Refer to Note 13 for further information on our equity-method investments and nonmarketable equity investments.

Notes to Consolidated Financial Statements

6. Reserves for Insurance Losses and Loss Adjustment Expenses

The following table shows incurred claims and allocated loss adjustment expenses, net of reinsurance.

| | For the years ended December 31, ($ in millions) | | | | | | | | | | December 31, 2023 ($ in millions) | |
| | (unaudited supplementary information) | | | | | | | | | | | |
Accident year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total of incurred-but-not-reported liabilities plus expected development on reported claims (a)	Cumulative number of reported claims (a)
2014	$ 390	$ 389	$ 388	$ 388	$ 388	$ 388	$ 388	$ 388	$ 388	$ 388	$ —	525,298
2015		274	271	272	272	272	272	272	272	272	—	342,280
2016			326	327	328	328	328	328	328	328	—	476,057
2017				310	314	315	315	315	315	315	—	481,750
2018					271	272	272	273	273	272	—	506,452
2019						303	306	305	305	305	—	542,360
2020							343	339	339	339	—	494,469
2021								243	237	237	—	493,571
2022									258	267	2	512,716
2023										385	40	568,345
Total										$ 3,108		

(a) Claims are reported on a claimant basis in a given accident year. Claimant is defined as one vehicle for GAP products, one repair for VSCs and VMCs, one dealership for dealer inventory products, and per individual/coverage for run-off personal automotive products.

The following table shows cumulative paid claims and allocated loss adjustment expenses, net of reinsurance.

| | For the years ended December 31, ($ in millions) | | | | | | | | | |
| | (unaudited supplementary information) | | | | | | | | | |
Accident year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 369	$ 388	$ 388	$ 388	$ 388	$ 388	$ 388	$ 388	$ 388	$ 388
2015		252	272	272	272	272	272	272	272	272
2016			302	327	328	328	328	328	328	328
2017				289	315	315	315	315	315	315
2018					245	273	273	273	273	272
2019						278	306	305	305	305
2020							313	339	339	340
2021								213	236	237
2022									225	260
2023										328
Total										3,045
All outstanding liabilities for loss and allocated loss adjustment expenses before 2014, net of reinsurance										8
Reserves for insurance losses and allocated loss adjustment expenses, net of reinsurance										$ 71

Notes to Consolidated Financial Statements

The following table shows the average annual percentage payout of incurred claims by age, net of reinsurance. The information presented is unaudited supplementary information.

Year	1	2	3	4	5	6	7	8	9	10
Percentage payout of incurred claims	91.5 %	8.4 %	0.1 %	— %	— %	— %	— %	— %	— %	— %

The following table shows a reconciliation of the disclosures of incurred and paid claims development to the reserves for insurance losses and loss adjustment expenses.

December 31, ($ in millions)	2023	2022	2021
Reserves for insurance losses and loss adjustment expenses, net of reinsurance	$ 71	$ 44	$ 39
Total reinsurance recoverable on unpaid claims	66	72	81
Unallocated loss adjustment expenses	3	3	2
Total gross reserves for insurance losses and loss adjustment expenses	$ 140	$ 119	$ 122

The following table shows a rollforward of our reserves for insurance losses and loss adjustment expenses.

($ in millions)	2023	2022	2021
Total gross reserves for insurance losses and loss adjustment expenses at January 1,	$ 119	$ 122	$ 129
Less: Reinsurance recoverable	72	81	90
Net reserves for insurance losses and loss adjustment expenses at January 1,	47	41	39
Net insurance losses and loss adjustment expenses incurred related to:			
Current year	414	282	259
Prior years (a)	8	(2)	2
Total net insurance losses and loss adjustment expenses incurred	422	280	261
Net insurance losses and loss adjustment expenses paid or payable related to:			
Current year	(354)	(246)	(229)
Prior years	(41)	(28)	(30)
Total net insurance losses and loss adjustment expenses paid or payable	(395)	(274)	(259)
Net reserves for insurance losses and loss adjustment expenses at December 31,	74	47	41
Plus: Reinsurance recoverable	66	72	81
Total gross reserves for insurance losses and loss adjustment expenses at December 31,	$ 140	$ 119	$ 122

(a) There have been no material adverse changes to the reserve for prior years.

7. Other Operating Expenses

Details of other operating expenses were as follows.

Year ended December 31, ($ in millions)	2023	2022	2021
Insurance commissions	$ 636	$ 610	$ 562
Technology and communications	436	406	345
Advertising and marketing	308	366	241
Lease and loan administration	210	201	222
Regulatory and licensing fees	205	119	75
Property and equipment depreciation	196	165	153
Professional services	145	173	146
Vehicle remarketing and repossession	116	91	74
Amortization of intangible assets (a)	25	31	20
Other	414	345	368
Total other operating expenses	$ 2,691	$ 2,507	$ 2,206

(a) Refer to Note 1 and Note 13 for further information on our intangible assets.

Notes to Consolidated Financial Statements

8. Investment Securities

Our investment portfolio includes various debt and equity securities. Our debt securities, which are classified as available-for-sale or held-to-maturity, include government securities, corporate bonds, asset-backed securities, and mortgage-backed securities. The cost, fair value, and gross unrealized gains and losses on available-for-sale and held-to-maturity securities were as follows.

| | | 2023 | | | | | 2022 | | | |
| | Amortized cost | Gross unrealized | | Fair value | | Amortized cost | Gross unrealized | | Fair value | |
December 31, ($ in millions)		gains	losses				gains	losses		
Available-for-sale securities										
Debt securities										
U.S. Treasury and federal agencies	$ 2,284	$ —	$ (209)	$ 2,075		$ 2,272	$ —	$ (256)	$ 2,016	
U.S. States and political subdivisions	727	1	(70)	658		841	1	(82)	760	
Foreign government	190	1	(8)	183		158	—	(12)	146	
Agency mortgage-backed residential (a)	18,122	1	(2,739)	15,384		19,668	3	(3,038)	16,633	
Mortgage-backed residential	268	—	(43)	225		5,154	—	(855)	4,299	
Agency mortgage-backed commercial (a)	4,539	2	(783)	3,758		4,380	—	(845)	3,535	
Asset-backed	344	—	(12)	332		459	—	(26)	433	
Corporate debt	1,942	4	(146)	1,800		1,931	1	(213)	1,719	
Total available-for-sale securities (b) (c) (d) (e) (f)	$ 28,416	$ 9	$ (4,010)	$24,415		$ 34,863	$ 5	$ (5,327)	$29,541	
Held-to-maturity securities										
Debt securities										
Agency mortgage-backed residential	$ 999	$ —	$ (173)	$ 826		$ 1,062	$ —	$ (178)	$ 884	
Mortgage-backed residential	3,603	221	—	3,824		—	—	—	—	
Asset-backed retained notes	78	1	—	79		—	—	—	—	
Total held-to-maturity securities (d) (f) (g)	$ 4,680	$ 222	$ (173)	$ 4,729		$ 1,062	$ —	$ (178)	$ 884	

(a) Fair value includes basis adjustments for securities in closed portfolios with active hedges under the portfolio layer method. This includes a $46 million asset and a $12 million liability for agency mortgage-backed residential securities at December 31, 2023, and December 31, 2022, respectively, and a $29 million asset and $15 million asset for agency mortgage-backed commercial securities at December 31, 2023, and December 31, 2022. These basis adjustments would be allocated to the amortized cost of specific securities within the pool if the hedge was dedesignated. Refer to Note 21 for additional information.

(b) Certain available-for-sale securities are included in fair value hedging relationships. Refer to Note 21 for additional information.

(c) Certain entities related to our Insurance operations are required to deposit securities with state regulatory authorities. These deposited securities totaled $12 million at both December 31, 2023, and December 31, 2022.

(d) Investment securities with a fair value of $4.7 billion and $3.9 billion were pledged as collateral at December 31, 2023, and December 31, 2022, respectively. This primarily included $3.3 billion and $3.0 billion pledged to secure advances from the FHLB at December 31, 2023, and December 31, 2022, respectively. This also included securities pledged for other purposes as required by contractual obligations or law, under which agreements we granted the counterparty the right to sell or pledge $1.4 billion and $899 million of the underlying available-for-sale securities at December 31, 2023, and December 31, 2022, respectively.

(e) Totals do not include accrued interest receivable, which was $76 million and $91 million at December 31, 2023, and December 31, 2022, respectively. Accrued interest receivable is included in other assets on our Consolidated Balance Sheet.

(f) There was no allowance for credit losses recorded at both December 31, 2023, or December 31, 2022, as management determined that there were no expected credit losses in our portfolio of available-for-sale and held-to-maturity securities.

(g) Totals do not include accrued interest receivable, which was $13 million and $2 million at December 31, 2023, and December 31, 2022, respectively. Accrued interest receivable is included in other assets on our Consolidated Balance Sheet.

In the fourth quarter of 2023, non-agency mortgage-backed residential securities with a fair value of $3.6 billion were transferred from available-for-sale to held-to-maturity. At the time of the transfer, $911 million of unrealized losses were retained in accumulated other comprehensive loss on our Consolidated Balance Sheet. The transfer of these securities to held-to-maturity reduces our exposure to fluctuations in accumulated other comprehensive loss on our Consolidated Balance Sheet that can result from unrealized losses on available-for-sale securities due to changes in market interest rates. The unrealized loss at the time of transfer is amortized over the remaining life of the security, offsetting the amortization of the security's premium or discount, and resulting in no impact to the Consolidated Statement of Income. Refer to Note 18 for additional information.

Notes to Consolidated Financial Statements

The maturity distribution of debt securities outstanding is summarized in the following tables based upon contractual maturities. Call or prepayment options may cause actual maturities to differ from contractual maturities.

	Total		Due in one year or less		Due after one year through five years		Due after five years through ten years		Due after ten years	
($ in millions)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
December 31, 2023										
Fair value of available-for-sale securities (a)										
U.S. Treasury and federal agencies	**$ 2,075**	**1.6 %**	**$ 215**	**0.9 %**	**$ 1,120**	**1.5 %**	**$ 740**	**1.9 %**	**$ —**	**— %**
U.S. States and political subdivisions	**658**	**3.2**	**4**	**3.4**	**55**	**2.7**	**110**	**3.6**	**489**	**3.1**
Foreign government	**183**	**2.3**	**20**	**1.3**	**82**	**2.4**	**81**	**2.5**	**—**	**—**
Agency mortgage-backed residential (b)	**15,384**	**2.6**	**—**	**—**	**10**	**1.9**	**32**	**2.5**	**15,342**	**2.6**
Mortgage-backed residential	**225**	**2.7**	**—**	**—**	**—**	**—**	**—**	**—**	**225**	**2.7**
Agency mortgage-backed commercial (b)	**3,758**	**2.3**	**—**	**—**	**163**	**3.8**	**1,641**	**2.4**	**1,954**	**2.1**
Asset-backed	**332**	**1.7**	**—**	**—**	**327**	**1.7**	**4**	**3.9**	**1**	**2.7**
Corporate debt	**1,800**	**2.7**	**210**	**2.4**	**915**	**2.6**	**671**	**2.9**	**4**	**6.2**
Total available-for-sale securities	**$ 24,415**	**2.5**	**$ 449**	**1.7**	**$ 2,672**	**2.1**	**$ 3,279**	**2.4**	**$ 18,015**	**2.5**
Amortized cost of available-for-sale securities	**$ 28,416**		**$ 461**		**$ 2,844**		**$ 3,746**		**$ 21,365**	
Amortized cost of held-to-maturity securities										
Agency mortgage-backed residential	**$ 999**	**2.8 %**	**$ —**	**— %**	**$ —**	**— %**	**$ —**	**— %**	**$ 999**	**2.8 %**
Mortgage-backed residential	**3,603**	**2.8**	**—**	**—**	**—**	**—**	**12**	**3.0**	**3,591**	**2.8**
Asset-backed retained notes	**78**	**5.6**	**1**	**5.6**	**41**	**5.6**	**2**	**6.0**	**34**	**5.6**
Total held-to-maturity securities	**$ 4,680**	**2.8**	**$ 1**	**5.6**	**$ 41**	**5.6**	**$ 14**	**3.4**	**$ 4,624**	**2.8**
December 31, 2022										
Fair value of available-for-sale securities (a)										
U.S. Treasury and federal agencies	$ 2,016	1.6 %	$ —	— %	$ 716	1.3 %	$ 1,300	1.7 %	$ —	— %
U.S. States and political subdivisions	760	3.2	26	2.7	60	2.7	112	3.3	562	3.2
Foreign government	146	1.8	13	0.8	74	1.8	59	1.9	—	—
Agency mortgage-backed residential (b)	16,633	2.6	—	—	—	—	27	2.0	16,606	2.6
Mortgage-backed residential	4,299	2.8	—	—	—	—	14	2.9	4,285	2.8
Agency mortgage-backed commercial (b)	3,535	2.2	—	—	66	3.1	1,234	2.1	2,235	2.1
Asset-backed	433	1.7	—	—	401	1.7	25	1.8	7	3.5
Corporate debt	1,719	2.4	86	2.4	912	2.3	705	2.6	16	4.9
Total available-for-sale securities	$ 29,541	2.5	$ 125	2.3	$ 2,229	1.9	$ 3,476	2.1	$ 23,711	2.6
Amortized cost of available-for-sale securities	$ 34,863		$ 126		$ 2,403		$ 4,048		$ 28,286	
Amortized cost of held-to-maturity securities										
Agency mortgage-backed residential	$ 1,062	2.8 %	$ —	— %	$ —	— %	$ —	— %	$ 1,062	2.8 %
Total held-to-maturity securities	$ 1,062	2.8	$ —	—	$ —	—	$ —	—	$ 1,062	2.8

(a) Yield is calculated using the effective yield of each security at the end of the period, weighted based on the market value. The effective yield considers the contractual coupon and amortized cost, and excludes expected capital gains and losses.

(b) Fair value includes basis adjustments for securities in closed portfolios with active hedges under the portfolio layer method. This includes a $46 million asset and a $12 million liability for agency mortgage-backed residential securities at December 31, 2023, and December 31, 2022, respectively, and a $29 million asset and $15 million asset for agency mortgage-backed commercial securities at December 31, 2023, and December 31, 2022. These basis adjustments would be allocated to the amortized cost of specific securities within the pool if the hedge was dedesignated. Refer to Note 21 for additional information.

The balances of cash equivalents were $36 million and $18 million at December 31, 2023, and December 31, 2022, respectively, and were composed primarily of money-market funds and short-term securities.

Notes to Consolidated Financial Statements

The following table presents interest and dividends on investment securities.

Year ended December 31, ($ in millions)	2023	2022	2021
Taxable interest	$ 938	$ 765	$ 533
Taxable dividends	20	17	27
Interest and dividends exempt from U.S. federal income tax	22	22	19
Interest and dividends on investment securities	$ 980	$ 804	$ 579

The following table presents gross gains and losses realized upon the sales of available-for-sale securities, and net gains or losses on equity securities held during the period.

Year ended December 31, ($ in millions)	2023	2022	2021
Available-for-sale securities			
Gross realized gains	$ 5	$ 23	$ 102
Net realized gain on available-for-sale securities	5	23	102
Net realized gain on equity securities	32	72	190
Net unrealized gain (loss) on equity securities	107	(215)	(7)
Other gain (loss) on investments, net	$ 144	$ (120)	$ 285

The following table presents the credit quality of our held-to-maturity securities, based on the latest available information as of December 31, 2023, and December 31, 2022. The credit ratings are sourced from nationally recognized statistical rating organizations, which include S&P, Moody's, and Fitch. The ratings presented are a composite of the ratings sourced from the agencies or, if the ratings cannot be sourced from the agencies, are based on the asset type of the particular security. All our held-to-maturity securities were current in their payment of principal and interest as of both December 31, 2023, and December 31, 2022. We have not recorded any interest income reversals on our held-to-maturity securities during the years ended December 31, 2023, or 2022.

December 31, ($ in millions)	AAA	AA	A	BBB	Total (a)
2023					
Debt securities					
Agency mortgage-backed residential	$ —	$ 999	$ —	$ —	$ 999
Mortgage-backed residential	3,497	93	13	—	3,603
Asset-backed retained notes	73	2	2	1	78
Total held-to-maturity securities	$ 3,570	$ 1,094	$ 15	$ 1	$ 4,680
2022					
Debt securities					
Agency mortgage-backed residential	$ —	$ 1,062	$ —	$ —	$ 1,062
Total held-to-maturity securities	$ —	$ 1,062	$ —	$ —	$ 1,062

(a) Rating agencies indicate that they base their ratings on many quantitative and qualitative factors, which may include capital adequacy, liquidity, asset quality, business mix, level and quality of earnings, and the current operating, legislative, and regulatory environment. A credit rating is not a recommendation to buy, sell, or hold securities, and the ratings are subject to revision or withdrawal at any time by the assigning rating agency.

Notes to Consolidated Financial Statements

The following table summarizes available-for-sale securities in an unrealized loss position, which we evaluated to determine if a credit loss exists requiring the recognition of an allowance for credit losses. For additional information on our methodology, refer to Note 1. As of December 31, 2023, and December 31, 2022, we did not have the intent to sell the available-for-sale securities with an unrealized loss position and we do not believe it is more likely than not that we will be required to sell these securities before recovery of their amortized cost basis. We have not recorded any interest income reversals on our available-for-sale securities during the years ended December 31, 2023, or 2022.

| | 2023 | | | | 2022 | | | |
| | Less than 12 months | | 12 months or longer | | Less than 12 months | | 12 months or longer | |
December 31, *($ in millions)*	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Available-for-sale securities								
Debt securities								
U.S. Treasury and federal agencies	$ —	$ —	$ 2,075	$ (209)	$ 529	$ (68)	$ 1,487	$ (188)
U.S. States and political subdivisions	70	—	501	(70)	547	(55)	135	(27)
Foreign government	16	—	134	(8)	75	(4)	71	(8)
Agency mortgage-backed residential (a)	300	(5)	15,015	(2,734)	7,472	(892)	8,978	(2,146)
Mortgage-backed residential	—	—	225	(43)	1,985	(289)	2,287	(566)
Agency mortgage-backed commercial (a)	153	(4)	3,472	(779)	996	(124)	2,535	(721)
Asset-backed	18	—	302	(12)	162	(4)	272	(22)
Corporate debt	33	(1)	1,607	(145)	782	(67)	895	(146)
Total available-for-sale securities	$ 590	$ (10)	$ 23,331	$ (4,000)	$ 12,548	$ (1,503)	$ 16,660	$ (3,824)

(a) Includes basis adjustments for certain securities that are included in closed portfolios with active hedges under the portfolio layer method at December 31, 2023, and December 31, 2022. The basis adjustments would be allocated to the amortized cost of specific securities within the pool if the hedge was dedesignated. Refer to Note 21 for additional information.

During the years ended December 31, 2023, and 2022, management determined that there were no expected credit losses for securities in an unrealized loss position. This analysis considered a variety of factors including, but not limited to, performance indicators of the issuer, default rates, industry analyst reports, credit ratings, and other relevant information, which indicated that contractual cash flows are expected to occur. As a result of this evaluation, management determined that no credit reserves were required at December 31, 2023, or December 31, 2022.

Notes to Consolidated Financial Statements

9.   Finance Receivables and Loans, Net

The composition of finance receivables and loans reported at amortized cost basis was as follows.

December 31, ($ in millions)	2023	2022
Consumer automotive (a)	$ 84,320	$ 83,286
Consumer mortgage		
Mortgage Finance (b)	18,442	19,445
Mortgage — Legacy (c)	225	290
Total consumer mortgage	18,667	19,735
Consumer other		
Personal Lending (d) (e)	—	1,990
Credit Card	1,990	1,599
Total consumer other	1,990	3,589
Total consumer	104,977	106,610
Commercial		
Commercial and industrial		
Automotive	18,700	14,595
Other	9,712	9,154
Commercial real estate	6,050	5,389
Total commercial	34,462	29,138
Total finance receivables and loans (f) (g)	$ 139,439	$ 135,748

(a)   Certain finance receivables and loans are included in fair value hedging relationships. Refer to Note 21 for additional information.
(b)   Includes loans originated as interest-only mortgage loans of $2 million and $3 million at December 31, 2023, and December 31, 2022, respectively, of which all have exited the interest-only period.
(c)   Includes loans originated as interest-only mortgage loans of $13 million and $17 million at December 31, 2023, and December 31, 2022, respectively, of which all have exited the interest-only period.
(d)   Personal Lending finance receivables and loans, net were transferred to loans held-for-sale, and are included in assets of operations held-for-sale on our Consolidated Balance Sheet at December 31, 2023. Refer to Note 2 for additional information.
(e)   Includes $3 million of finance receivables at December 31, 2022, for which we have elected the fair value option.
(f)   Totals include net unearned income, unamortized premiums and discounts, and deferred fees and costs of $2.3 billion at both December 31, 2023, and 2022.
(g)   Totals do not include accrued interest receivable, which was $853 million and $707 million at December 31, 2023, and December 31, 2022, respectively. Accrued interest receivable is included in other assets on our Consolidated Balance Sheet. Billed interest on our credit card loans is included within finance receivables and loans, net.

The following tables present an analysis of the activity in the allowance for loan losses on finance receivables and loans for the years ended December 31, 2023, and 2022, respectively.

($ in millions)	Consumer automotive	Consumer mortgage	Consumer other (a)	Commercial	Total
Allowance at January 1, 2023	$ 3,020	$ 27	$ 426	$ 238	$ 3,711
Charge-offs (b)	(2,284)	(3)	(303)	(130)	(2,720)
Recoveries	793	9	25	6	833
Net charge-offs	(1,491)	6	(278)	(124)	(1,887)
Write-downs from transfers to held-for-sale (c) (d)	(41)	—	(174)	—	(215)
Provision for credit losses (e)	1,595	(11)	319	76	1,979
Other	—	(1)	—	—	(1)
Allowance at December 31, 2023	$ 3,083	$ 21	$ 293	$ 190	$ 3,587

(a) Excludes $3 million of finance receivables and loans at January 1, 2023, for which we have elected the fair value option and incorporate no allowance for loan losses.
(b) Refer to Note 1 for information regarding our charge-off policies.
(c) Consumer automotive includes a $41 million reduction of allowance from the sales of retained interests related to securitizations during 2023, resulting in the deconsolidation of the assets and liabilities from our Consolidated Balance Sheet. Refer to Note 11 for further information.
(d) Consumer other includes a $174 million reduction of allowance from transfers to held-for-sale related to Personal Lending. Refer to Note 2 for further information.
(e) Excludes $11 million of benefit for credit losses related to our reserve for unfunded commitments. The remaining liability related to the reserve for unfunded commitments is included in accrued expenses and other liabilities on our Consolidated Balance Sheet, excluding $5 million related to Personal Lending, which was transferred to liabilities of operations held-for-sale as of December 31, 2023. Refer to Note 2 for further information.

($ in millions)	Consumer automotive	Consumer mortgage	Consumer other (a)	Commercial	Total
Allowance at January 1, 2022	$ 2,769	$ 27	$ 221	$ 250	$ 3,267
Charge-offs (b)	(1,434)	(3)	(133)	(58)	(1,628)
Recoveries	649	12	12	3	676
Net charge-offs	(785)	9	(121)	(55)	(952)
Provision for credit losses (c)	1,036	(8)	326	42	1,396
Other	—	(1)	—	1	—
Allowance at December 31, 2022	$ 3,020	$ 27	$ 426	$ 238	$ 3,711

(a) Excludes $7 million and $3 million of finance receivables and loans at January 1, 2022, and December 31, 2022, respectively, for which we have elected the fair value option and incorporate no allowance for loan losses.
(b) Refer to Note 1 for information regarding our charge-off policies.
(c) Excludes $3 million of provision for credit losses related to our reserve for unfunded commitments. The liability related to the reserve for unfunded commitments is included in accrued expenses and other liabilities on our Consolidated Balance Sheet.

The following table presents sales of finance receivables and loans and transfers of finance receivables and loans from held-for-investment to held-for-sale based on net carrying value.

Year ended December 31, ($ in millions)	2023	2022
Consumer automotive	$ 1,667	$ 23
Consumer mortgage	—	4
Consumer other (a)	1,940	—
Commercial	132	—
Total sales and transfers	$ 3,739	$ 27

(a) Consists of personal lending finance receivables and loans. These were transferred to loans held-for-sale, and are included in assets of operations held-for-sale on our Consolidated Balance Sheet at December 31, 2023.

Notes to Consolidated Financial Statements

The following table presents purchases of finance receivables and loans based on unpaid principal balance at the time of purchase.

Year ended December 31, ($ in millions)	2023		2022	
Consumer automotive	$	3,861	$	4,092
Consumer mortgage		21		2,781
Commercial		10		18
Total purchases of finance receivables and loans (a)	$	3,892	$	6,891

(a) Excludes $12 million of financial receivables and loans purchased during the year ended December 31, 2022, for which we have elected the fair value option.

Nonaccrual Loans

The following tables present the amortized cost of our finance receivables and loans on nonaccrual status. All consumer or commercial finance receivables and loans that were 90 days or more past due were on nonaccrual status as of December 31, 2023, and December 31, 2022.

	December 31, 2023					
($ in millions)	Nonaccrual status at Jan. 1, 2023		Nonaccrual status		Nonaccrual with no allowance (a)	
Consumer automotive	$	1,187	$	1,129	$	531
Consumer mortgage						
Mortgage Finance		34		41		21
Mortgage — Legacy		15		13		12
Total consumer mortgage		49		54		33
Consumer other						
Personal Lending (b)		13		—		—
Credit Card		43		92		—
Total consumer other		56		92		—
Total consumer		1,292		1,275		564
Commercial						
Commercial and industrial						
Automotive		5		18		13
Other		157		98		5
Commercial real estate		—		3		3
Total commercial		162		119		21
Total finance receivables and loans (c)	$	1,454	$	1,394	$	585

(a) Represents a component of nonaccrual status at end of period.
(b) Personal Lending finance receivables and loans were transferred to loans held-for-sale, and are included in assets of operations held-for-sale on our Consolidated Balance Sheet at December 31, 2023. Refer to Note 2 for additional information.
(c) We recorded interest income from cash payments associated with finance receivables and loans on nonaccrual status of $16 million for the year ended December 31, 2023.

Notes to Consolidated Financial Statements

($ in millions)	Nonaccrual status at Jan. 1, 2022	December 31, 2022 Nonaccrual status	December 31, 2022 Nonaccrual with no allowance (a)
Consumer automotive	$ 1,078	$ 1,187	$ 445
Consumer mortgage			
Mortgage Finance	59	34	25
Mortgage — Legacy	26	15	14
Total consumer mortgage	85	49	39
Consumer other			
Personal Lending	5	13	—
Credit Card	11	43	—
Total consumer other	16	56	—
Total consumer	1,179	1,292	484
Commercial			
Commercial and industrial			
Automotive	33	5	2
Other	221	157	33
Commercial real estate	3	—	—
Total commercial	257	162	35
Total finance receivables and loans (b)	$ 1,436	$ 1,454	$ 519

(a) Represents a component of nonaccrual status at end of period.

(b) We recorded interest income from cash payments associated with finance receivables and loans on nonaccrual status of $13 million for the year ended December 31, 2022.

Notes to Consolidated Financial Statements

Credit Quality Indicators

We evaluate the credit quality of our consumer loan portfolio based on the aging status of the loan and by payment activity. Loan delinquency reporting is generally based upon borrower payment activity, relative to the contractual terms of the loan.

The following tables present the amortized cost basis of our consumer finance receivables and loans by credit quality indicator based on delinquency status and origination year.

	Origination year								
December 31, 2023 *($ in millions)*	**2023**	**2022**	**2021**	**2020**	**2019**	**2018 and prior**	**Revolving loans**	**Revolving loans converted to term**	**Total**
Consumer automotive									
Current	$ 30,677	$ 23,699	$ 14,209	$ 6,132	$ 3,306	$ 1,876	$ —	$ —	$ 79,899
30–59 days past due	539	1,041	739	270	181	122	—	—	2,892
60–89 days past due	170	443	303	109	68	45	—	—	1,138
90 or more days past due	64	167	122	44	32	28	—	—	457
Total consumer automotive (a)	31,450	25,350	15,373	6,555	3,587	2,071	—	—	84,386
Consumer mortgage									
Mortgage Finance									
Current	152	2,170	10,374	1,836	747	3,073	—	—	18,352
30–59 days past due	1	8	14	3	3	20	—	—	49
60–89 days past due	—	2	4	3	—	5	—	—	14
90 or more days past due	—	1	4	1	2	19	—	—	27
Total Mortgage Finance	153	2,181	10,396	1,843	752	3,117	—	—	18,442
Mortgage — Legacy									
Current	—	—	—	—	—	51	142	17	210
30–59 days past due	—	—	—	—	—	3	—	1	4
60–89 days past due	—	—	—	—	—	1	1	—	2
90 or more days past due	—	—	—	—	—	6	2	1	9
Total Mortgage — Legacy	—	—	—	—	—	61	145	19	225
Total consumer mortgage	153	2,181	10,396	1,843	752	3,178	145	19	18,667
Consumer other									
Credit Card									
Current	—	—	—	—	—	—	1,828	—	1,828
30–59 days past due	—	—	—	—	—	—	39	—	39
60–89 days past due	—	—	—	—	—	—	34	—	34
90 or more days past due	—	—	—	—	—	—	89	—	89
Total Credit Card	—	—	—	—	—	—	1,990	—	1,990
Total consumer other (b)	—	—	—	—	—	—	1,990	—	1,990
Total consumer	$ 31,603	$ 27,531	$ 25,769	$ 8,398	$ 4,339	$ 5,249	$ 2,135	$ 19	$ 105,043

(a) Certain consumer automotive loans are included in fair value hedging relationships. The amortized cost excludes a liability of $66 million related to basis adjustments for loans in closed portfolios with active hedges under the portfolio layer method at December 31, 2023. These basis adjustments would be allocated to the amortized cost of specific loans within the pool if the hedge was dedesignated. Refer to Note 21 for additional information.

(b) Excludes Personal Lending finance receivables and loans, which were transferred to loans held-for-sale, and are included in assets of operations held-for-sale on our Consolidated Balance Sheet at December 31, 2023. Refer to Note 2 for additional information.

December 31, 2022 ($ in millions)	Origination year						Revolving loans	Revolving loans converted to term	Total
	2022	2021	2020	2019	2018	2017 and prior			
Consumer automotive									
Current	$ 36,127	$ 22,102	$ 10,341	$ 6,451	$ 3,237	$ 1,890	$ —	$ —	$ 80,148
30–59 days past due	707	878	370	284	165	120	—	—	2,524
60–89 days past due	207	324	135	99	55	38	—	—	858
90 or more days past due	73	111	47	38	23	24	—	—	316
Total consumer automotive (a)	37,114	23,415	10,893	6,872	3,480	2,072	—	—	83,846
Consumer mortgage									
Mortgage Finance									
Current	2,292	10,893	1,946	815	577	2,805	—	—	19,328
30–59 days past due	15	29	4	3	4	26	—	—	81
60–89 days past due	2	4	—	1	1	3	—	—	11
90 or more days past due	—	1	—	2	8	14	—	—	25
Total Mortgage Finance	2,309	10,927	1,950	821	590	2,848	—	—	19,445
Mortgage — Legacy									
Current	—	—	—	—	—	62	191	18	271
30–59 days past due	—	—	—	—	—	4	1	—	5
60–89 days past due	—	—	—	—	—	—	—	1	1
90 or more days past due	—	—	—	—	—	8	3	2	13
Total Mortgage — Legacy	—	—	—	—	—	74	195	21	290
Total consumer mortgage	2,309	10,927	1,950	821	590	2,922	195	21	19,735
Consumer other									
Personal Lending									
Current	1,492	392	48	5	1	—	—	—	1,938
30–59 days past due	14	6	1	—	—	—	—	—	21
60–89 days past due	9	5	1	—	—	—	—	—	15
90 or more days past due	8	5	—	—	—	—	—	—	13
Total Personal Lending (b)	1,523	408	50	5	1	—	—	—	1,987
Credit Card									
Current	—	—	—	—	—	—	1,518	—	1,518
30–59 days past due	—	—	—	—	—	—	22	—	22
60–89 days past due	—	—	—	—	—	—	18	—	18
90 or more days past due	—	—	—	—	—	—	41	—	41
Total Credit Card	—	—	—	—	—	—	1,599	—	1,599
Total consumer other	1,523	408	50	5	1	—	1,599	—	3,586
Total consumer	$ 40,946	$ 34,750	$ 12,893	$ 7,698	$ 4,071	$ 4,994	$ 1,794	$ 21	$ 107,167

(a) Certain consumer automotive loans are included in fair value hedging relationships. The amortized cost excludes a liability of $560 million related to basis adjustments for loans in closed portfolios with active hedges under the portfolio layer method at December 31, 2022. These basis adjustments would be allocated to the amortized cost of specific loans within the pool if the hedge was dedesignated. Refer to Note 21 for additional information.

(b) Excludes $3 million of finance receivables at December 31, 2022, for which we have elected the fair value option.

We evaluate the credit quality of our commercial loan portfolio using regulatory risk ratings, which are based on relevant information about the borrower's financial condition, including current financial information, historical payment experience, credit documentation, and current economic trends, among other factors. We use the following definitions for risk rankings below Pass.

- Special mention — Loans that have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or the institution's credit position at some future date.

Notes to Consolidated Financial Statements

Ally Financial Inc. • Form 10-K

- Substandard — Loans that are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. These loans have a well-defined weakness or weakness that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

- Doubtful — Loans that have all the weaknesses inherent in those classified as substandard, with the additional characteristic that the weaknesses make collection or liquidation in full, based on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

- Loss — Loans that are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.

The regulatory risk classification utilized is influenced by internal credit risk ratings, which are based on a variety of factors. A borrower's internal credit risk rating is updated at least annually, and more frequently when a borrower's credit profile changes, including when we become aware of potential credit deterioration. The following tables present the amortized cost basis of our commercial finance receivables and loans by credit quality indicator based on risk rating and origination year.

December 31, 2023 ($ in millions)	Origination year						Revolving loans	Revolving loans converted to term	Total
	2023	2022	2021	2020	2019	2018 and prior			
Commercial									
Commercial and industrial									
Automotive									
Pass	$ 509	$ 512	$ 165	$ 97	$ 58	$ 22	$ 16,446	$ —	$ 17,809
Special mention	6	7	30	1	1	14	723	—	782
Substandard	—	1	—	—	—	—	44	—	45
Doubtful	—	—	—	—	—	1	63	—	64
Total automotive	515	520	195	98	59	37	17,276	—	18,700
Other									
Pass	331	646	343	405	266	180	6,202	173	8,546
Special mention	—	208	188	206	51	85	198	25	961
Substandard	—	—	46	3	—	83	25	11	168
Doubtful	—	—	—	—	—	26	10	—	36
Loss	—	—	—	—	1	—	—	—	1
Total other	331	854	577	614	318	374	6,435	209	9,712
Commercial real estate									
Pass	971	1,452	1,129	884	607	811	100	26	5,980
Special mention	3	16	28	1	18	—	—	—	66
Substandard	—	3	—	—	—	1	—	—	4
Total commercial real estate	974	1,471	1,157	885	625	812	100	26	6,050
Total commercial	$ 1,820	$ 2,845	$ 1,929	$ 1,597	$ 1,002	$ 1,223	$ 23,811	$ 235	$ 34,462

December 31, 2022 ($ in millions)		Origination year						Revolving loans	Revolving loans converted to term		Total
		2022	2021	2020	2019	2018	2017 and prior				
Commercial											
Commercial and industrial											
Automotive											
Pass	$	640 $	211 $	132 $	78 $	28 $	34 $	12,327 $	— $		13,450
Special mention		23	47	—	—	10	21	1,016	—		1,117
Substandard		—	—	—	1	—	—	27	—		28
Total automotive		663	258	132	79	38	55	13,370	—		14,595
Other											
Pass		594	469	607	419	54	133	5,344	89		7,709
Special mention		177	158	175	95	47	128	278	35		1,093
Substandard		—	—	4	51	—	139	55	13		262
Doubtful		—	—	—	64	—	25	—	—		89
Loss		—	—	—	—	—	—	1	—		1
Total other		771	627	786	629	101	425	5,678	137		9,154
Commercial real estate											
Pass		1,481	1,118	951	679	369	716	9	13		5,336
Special mention		—	32	2	19	—	—	—	—		53
Total commercial real estate		1,481	1,150	953	698	369	716	9	13		5,389
Total commercial	$	2,915 $	2,035 $	1,871 $	1,406 $	508 $	1,196 $	19,057 $	150 $		29,138

The following table presents an analysis of our past-due commercial finance receivables and loans recorded at amortized cost basis.

($ in millions)		30–59 days past due		60–89 days past due		90 days or more past due		Total past due		Current		Total finance receivables and loans
December 31, 2023												
Commercial												
Commercial and industrial												
Automotive	$	—	$	—	$	—	$	—	$	18,700	$	18,700
Other		2		—		3		5		9,707		9,712
Commercial real estate		—		—		—		—		6,050		6,050
Total commercial	$	2	$	—	$	3	$	5	$	34,457	$	34,462
December 31, 2022												
Commercial												
Commercial and industrial												
Automotive	$	—	$	—	$	—	$	—	$	14,595	$	14,595
Other		—		1		2		3		9,151		9,154
Commercial real estate		—		—		—		—		5,389		5,389
Total commercial	$	—	$	1	$	2	$	3	$	29,135	$	29,138

The following table presents gross charge-offs of our finance receivables and loans for each portfolio class by origination year that occurred during the year ended December 31, 2023. Refer to Note 1 for additional information on our charge-off policy.

	Origination year								
Year ended December 31, 2023 *($ in millions)*	**2023**	**2022**	**2021**	**2020**	**2019**	**2018 and prior**	**Revolving loans**	**Revolving loans converted to term**	**Total**
Consumer automotive (a)	$ 225	$ 952	$ 651	$ 194	$ 142	$ 120	$ —	$ —	$ 2,284
Consumer mortgage									
Mortgage Finance	—	—	—	—	—	1	—	—	1
Mortgage — Legacy	—	—	—	—	—	2	—	—	2
Total consumer mortgage	—	—	—	—	—	3	—	—	3
Consumer other									
Personal Lending (b)	14	82	29	3	—	—	—	—	128
Credit Card	—	—	—	—	—	—	165	10	175
Total consumer other	14	82	29	3	—	—	165	10	303
Total consumer	239	1,034	680	197	142	123	165	10	2,590
Commercial									
Commercial and industrial									
Automotive	—	—	—	—	—	5	19	—	24
Other	—	—	—	—	79	23	4	—	106
Total commercial	—	—	—	—	79	28	23	—	130
Total finance receivables and loans	$ 239	$ 1,034	$ 680	$ 197	$ 221	$ 151	$ 188	$ 10	$ 2,720

(a) Excludes $41 million of write-downs from transfers to held-for-sale from the sales of retained interests related to securitizations during 2023, resulting in the deconsolidation of the assets and liabilities from our Consolidated Balance Sheet. Refer to Note 11 for additional information.

(b) Excludes $174 million of write-downs from the transfer to held-for-sale related to Personal Lending. Refer to Note 2 for additional information.

Notes to Consolidated Financial Statements

Loan Modifications

The following table presents the amortized cost basis of loans that were modified subsequent to origination during the year ended December 31, 2023, for each portfolio segment, by modification type. For additional information on loan modification types in scope of this disclosure, refer to Note 1. The below table excludes consumer mortgage finance receivables and loans currently enrolled in a trial modification program. Trial modifications generally represent a three-month period during which the borrower makes monthly payments under the anticipated modified payment terms. If the borrower successfully completes the trial loan modification program, the contractual terms of the loan are updated and the modification is considered permanent. As of December 31, 2023, there were $5 million of consumer mortgage finance receivables and loans in a trial modification program.

	Payment extensions					
Year ended December 31, 2023 *($ in millions)*	**Payment deferrals (a)**	**Contractual maturity extensions**	**Principal forgiveness**	**Interest rate concessions**	**Combination**	**Total (b)**
Consumer automotive	$ —	$ 234	$ 13	$ —	$ 28	$ 275
Consumer mortgage						
Mortgage Finance	—	3	—	—	3	6
Mortgage — Legacy	—	1	—	—	1	2
Total consumer mortgage	—	4	—	—	4	8
Consumer other						
Credit Card	—	—	—	13	—	13
Total consumer other	—	—	—	13	—	13
Total consumer	—	238	13	13	32	296
Commercial						
Commercial and industrial						
Other	36	46	—	—	—	82
Total commercial	36	46	—	—	—	82
Total finance receivables and loans	$ 36	$ 284	$ 13	$ 13	$ 32	$ 378

(a) Includes a commercial and industrial loan within our Corporate Finance operations that was also granted a three-month contractual maturity extension during the year ended December 31, 2023.
(b) Represents 0.3% of total finance receivables and loans outstanding as of December 31, 2023.

Total commitments to lend additional funds to borrowers whose loans were modified during the year ended December 31, 2023, was $6 million as of December 31, 2023.

Notes to Consolidated Financial Statements

The following table presents the financial effect of loan modifications that occurred during the year ended December 31, 2023.

Year ended December 31, 2023 ($ in millions)	Payment extensions (a) Number of months extended/ deferred	Principal forgiveness Amount forgiven	Interest rate concessions (a) Initial rate	Revised rate	Combination (a) (b) (c) Remaining term	Revised remaining term	Initial rate	Revised rate
Consumer automotive	29	$ 3	— %	— %	74	86	10.3 %	9.5 %
Consumer mortgage								
Mortgage Finance	154	—	—	—	307	472	4.7	3.3
Mortgage — Legacy	76	—	—	—	174	283	2.7	2.0
Total consumer mortgage	132	—	—	—	286	442	4.4	3.1
Consumer other								
Credit Card	—	—	30.0	8.0	—	—	—	—
Total consumer other	—	$ —	30.0	8.0	—	—	—	—
Commercial								
Commercial and industrial								
Other (d)	15	$ —	— %	— %	—	—	— %	— %
Total commercial	15	$ —	—	—	—	—	—	—

(a) Calculated using a weighted-average balance for each portfolio class.
(b) Term is presented in number of months.
(c) Some consumer mortgage combination loan modifications include deferrals of principal. The weighted average number of months deferred for these loans was 207 months.
(d) Includes a commercial and industrial loan within our Corporate Finance operations that was also granted a three-month contractual maturity extension during the year ended December 31, 2023.

Notes to Consolidated Financial Statements

The following tables present the subsequent performance of loans recorded at amortized cost, by portfolio segment and credit quality indicator, that have been modified during the year ended December 31, 2023.

Year ended December 31, 2023 ($ in millions)	Current		30–59 days past due		60–89 days past due		90 or more days past due (a)		Total	
Consumer automotive										
Contractual maturity extensions	$	202	$	24	$	7	$	1	$	234
Principal forgiveness		7		1		—		5		13
Combination		25		2		—		1		28
Total consumer automotive		234		27		7		7		275
Consumer mortgage										
Mortgage Finance										
Contractual maturity extensions		3		—		—		—		3
Combination		1		—		—		2		3
Total Mortgage Finance		4		—		—		2		6
Mortgage — Legacy										
Contractual maturity extensions		1		—		—		—		1
Combination		1		—		—		—		1
Total Mortgage — Legacy		2		—		—		—		2
Total consumer mortgage		6		—		—		2		8
Consumer other										
Credit Card										
Interest rate concessions		7		2		1		3		13
Total consumer other		7		2		1		3		13
Total consumer	$	247	$	29	$	8	$	12	$	296

(a)   Includes 235 consumer automotive loans with a total amortized cost of $5 million and 1 consumer mortgage loan with a total amortized cost of $2 million that redefaulted during the year ended December 31, 2023.

Year ended December 31, 2023 ($ in millions)	Pass		Special mention		Substandard		Doubtful		Total	
Commercial and industrial										
Other										
Payment deferrals (a)	$	—	$	—	$	—	$	36	$	36
Contractual maturity extensions		34		7		5		—		46
Total commercial	$	34	$	7	$	5	$	36	$	82

(a)   Includes a commercial and industrial loan within our Corporate Finance operations that was also granted a three-month contractual maturity extension during the year ended December 31, 2023.

Troubled Debt Restructuring Disclosures Prior to the Adoption of ASU 2022-02

The adoption of ASU 2022-02 eliminated TDR recognition and measurement guidance, as well as all TDR-related disclosures. Refer to Note 1 for additional information. TDRs were loan modifications where concessions were granted to borrowers experiencing financial difficulties. Total TDRs recorded at amortized cost were $2.4 billion at both December 31, 2022, and December 31, 2021.

Total commitments to lend additional funds to borrowers whose terms had been modified in a TDR were $61 million and $18 million at December 31, 2022, and December 31, 2021, respectively.

Notes to Consolidated Financial Statements

The following tables present information related to finance receivables and loans recorded at amortized cost modified in connection with a TDR during the period.

Year ended December 31, *($ in millions)*	Number of loans	Pre-modification amortized cost basis		Post-modification amortized cost basis	
2022					
Consumer automotive	49,773	$	831	$	805
Consumer mortgage					
Mortgage Finance	18		12		12
Mortgage — Legacy	13		1		1
Total consumer mortgage	31		13		13
Consumer other					
Credit Card	2,853		5		5
Total consumer other	2,853		5		5
Total consumer	52,657		849		823
Commercial					
Commercial and industrial					
Other	5		461		466
Total commercial	5		461		466
Total finance receivables and loans	52,662	$	1,310	$	1,289

Year ended December 31, *($ in millions)*	Number of loans	Pre-modification amortized cost basis		Post-modification amortized cost basis	
2021					
Consumer automotive	77,991	$	1,395	$	1,371
Consumer mortgage					
Mortgage Finance	38		22		22
Mortgage — Legacy	16		2		2
Total consumer mortgage	54		24		24
Consumer other					
Credit Card	113		—		—
Total consumer other	113		—		—
Total consumer	78,158		1,419		1,395
Commercial					
Commercial and industrial					
Automotive	1		2		2
Other	1		33		33
Commercial real estate	2		4		4
Total commercial	4		39		39
Total finance receivables and loans	78,162	$	1,458	$	1,434

Notes to Consolidated Financial Statements

The following table presents information about finance receivables and loans recorded at amortized cost that have redefaulted during the reporting period and were within 12 months or less of being modified as a TDR. Redefault is when finance receivables and loans meet the requirements for evaluation under our charge-off policy except for commercial finance receivables and loans, where redefault is defined as 90 days past due.

Year ended December 31, ($ in millions)	Number of loans	Amortized cost	Charge-off amount
2022			
Consumer automotive	9,227	$ 143	$ 64
Consumer mortgage			
Mortgage Finance	4	2	—
Total consumer mortgage	4	2	—
Consumer Other			
Credit Card	457	—	—
Total consumer other	457	—	—
Total consumer	9,688	145	64
Commercial			
Commercial and industrial			
Other	1	1	31
Total commercial	1	1	31
Total finance receivables and loans	9,689	$ 146	$ 95
2021			
Consumer automotive	9,295	$ 119	$ 61
Consumer mortgage			
Mortgage Finance	1	—	—
Mortgage — Legacy	4	—	—
Total consumer mortgage	5	—	—
Total consumer finance receivables and loans	9,300	119	61
Total finance receivables and loans	9,300	$ 119	$ 61

Concentration Risk

Consumer

We monitor our consumer loan portfolio for concentration risk across the states in which we lend. The highest concentrations of consumer loans are in California and Texas, which represented an aggregate of 26.4% and 26.5% of our total consumer finance receivables and loans at December 31, 2023, and December 31, 2022, respectively.

Notes to Consolidated Financial Statements

Ally Financial Inc. • Form 10-K

The following table shows the percentage of consumer automotive, consumer mortgage, and consumer other finance receivables and loans by state concentration based on amortized cost.

December 31,	2023 (a)			2022		
	Consumer automotive	Consumer mortgage	Consumer other (b)	Consumer automotive	Consumer mortgage	Consumer other (c)
California	8.5 %	39.2 %	9.4 %	8.7 %	38.8 %	8.4 %
Texas	13.7	7.3	7.6	13.6	7.3	7.7
Florida	9.5	6.5	9.0	9.5	6.6	7.8
Pennsylvania	4.5	2.1	4.2	4.5	2.1	4.6
Georgia	4.1	2.9	3.7	4.1	2.9	3.5
North Carolina	4.3	1.9	2.9	4.1	1.9	4.6
New York	3.7	1.9	5.4	3.6	1.9	4.8
Illinois	3.3	2.8	4.6	3.5	2.8	4.3
New Jersey	3.2	2.4	3.7	3.2	2.4	3.6
Ohio	3.4	0.4	4.5	3.4	0.4	3.6
Other United States	41.8	32.6	45.0	41.8	32.9	47.1
Total consumer loans	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %

(a) Presentation is in descending order as a percentage of total consumer finance receivables and loans at December 31, 2023.
(b) Excludes Personal Lending finance receivables and loans, which were transferred to loans held-for-sale, and are included in assets of operations held-for-sale on our Consolidated Balance Sheet at December 31, 2023. Refer to Note 2 for additional information.
(c) Excludes $3 million of finance receivables at December 31, 2022, for which we have elected the fair value option.

Commercial Real Estate

The commercial real estate portfolio consists of finance receivables and loans issued primarily to automotive dealers. The following table presents the percentage of total commercial real estate finance receivables and loans by state concentration based on amortized cost.

December 31,	2023	2022
Florida	17.6 %	17.9 %
Texas	13.6	14.9
California	7.9	8.4
Ohio	5.9	4.2
Michigan	5.4	4.2
North Carolina	5.0	5.3
New York	4.5	6.3
Tennessee	3.7	1.2
Georgia	3.0	3.1
Missouri	2.8	2.6
Other United States	30.6	31.9
Total commercial real estate finance receivables and loans	100.0 %	100.0 %

Commercial Criticized Exposure

Finance receivables and loans classified as special mention, substandard, or doubtful are reported as criticized. These classifications are based on regulatory definitions and generally represent finance receivables and loans within our portfolio that have a higher default risk or have already defaulted. These finance receivables and loans require additional monitoring and review including specific actions to mitigate our potential loss.

164

Notes to Consolidated Financial Statements

The following table presents the percentage of total commercial criticized finance receivables and loans by industry concentration based on amortized cost.

December 31,	2023	2022
Industry		
Automotive	54.0 %	53.4 %
Electronics	13.4	11.9
Services	12.8	6.5
Other	19.8	28.2
Total commercial criticized finance receivables and loans	100.0 %	100.0 %

10. Leasing

Ally as the Lessee

We have operating leases for certain of our corporate facilities, which have remaining lease terms of 2 months to 7 years. Most of the property leases have fixed payment terms with annual fixed-escalation clauses and include options to extend or terminate the lease. We do not include these term extensions or termination provisions in our estimates of the lease term if we do not consider it reasonably certain that the options will be exercised.

We also have operating leases for a fleet of vehicles that is used by our sales force for business purposes, with noncancelable lease terms of 367 days. Thereafter, the leases are month-to-month, up to a maximum of 48 months from inception.

During the years ended December 31, 2023, and December 31, 2022, we paid $33 million and $38 million in cash for amounts included in the measurement of lease liabilities at December 31, 2023, and December 31, 2022, respectively. These amounts are included in net cash provided by operating activities in the Consolidated Statement of Cash Flows. During the years ended December 31, 2023, and December 31, 2022, we obtained $10 million and $41 million, respectively, of ROU assets in exchange for new lease liabilities. As of December 31, 2023, the weighted-average remaining lease term of our operating lease portfolio was 4 years, and the weighted-average discount rate was 2.85%, compared to 5 years and 2.57% as of December 31, 2022.

The following table presents future minimum rental payments we are required to make under operating leases that have commenced as of December 31, 2023, and that have noncancelable lease terms expiring after December 31, 2023.

Year ended December 31, ($ in millions)		
2024	$	34
2025		29
2026		22
2027		17
2028		15
2029 and thereafter		3
Total undiscounted cash flows		120
Difference between undiscounted cash flows and discounted cash flows		(7)
Total lease liability	$	113

The following table details the components of total net operating lease expense.

Year ended December 31, ($ in millions)	2023	2022	2021
Operating lease expense	$ 29	$ 33	$ 46
Variable lease expense	5	4	7
Total lease expense, net (a)	$ 34	$ 37	$ 53

(a) Included in other operating expenses in our Consolidated Statement of Income.

Ally as the Lessor

Investment in Operating Leases

We purchase consumer operating lease contracts and the associated vehicles from dealerships after those contracts are executed by the dealers and the consumers. The amount we pay a dealer for an operating lease contract is based on the negotiated price for the vehicle less vehicle trade-in, down payment from the consumer, and available automotive manufacturer incentives. Under the operating lease, the consumer is obligated to make payments in amounts equal to the amount by which the negotiated purchase price of the vehicle (less any

Notes to Consolidated Financial Statements

trade-in value, down payment, or available manufacturer incentives) exceeds the contract residual value (including residual support) of the vehicle at lease termination, plus operating lease rental charges. The customer can terminate the lease at any point after commencement, subject to additional charges and fees. Both the consumer and the dealership have the option to purchase the vehicle at the end of the lease term, which generally range from 24 to 60 months, at the residual value of the vehicle, however it is not reasonably certain this option will be exercised and accordingly our consumer leases are classified as operating leases. In addition to the charges described above, the consumer is generally responsible for certain charges related to excess mileage or excessive wear and tear on the vehicle. These charges are deemed variable lease payments and, as these payments are not based on a rate or index, they are recognized as net depreciation expense on operating lease assets in our Consolidated Statement of Income as incurred.

When we acquire a consumer operating lease, we assume ownership of the vehicle from the dealer. We require that property damage, bodily injury, collision, and comprehensive insurance be obtained by the lessee on all consumer operating leases. Neither the consumer nor the dealer is responsible for the value of the vehicle at the time of lease termination. When vehicles are not purchased by customers or the receiving dealer at scheduled lease termination, the vehicle is returned to us for remarketing. We generally bear the risk of loss to the extent the value of a leased vehicle upon remarketing is below the expected residual value. At termination, our actual sales proceeds from remarketing the vehicle may be higher or lower than the estimated residual value resulting in a gain or loss on remarketing, which is included in net depreciation expense on operating lease assets in our Consolidated Statement of Income. Excessive mileage or excessive wear and tear on the vehicle during the lease may impact the sales proceeds received upon remarketing. As of December 31, 2023, and December 31, 2022, consumer operating leases with a carrying value, net of accumulated depreciation, of $12 million and $56 million, respectively, were covered by a residual value guarantee of 15% of the manufacturer's suggested retail price.

The following table details our investment in operating leases.

Year ended December 31, ($ in millions)	2023		2022	
Vehicles	$	11,101	$	12,304
Accumulated depreciation		(1,930)		(1,860)
Investment in operating leases, net	$	9,171	$	10,444

The following table presents future minimum rental payments we have the right to receive under operating leases with noncancelable lease terms expiring after December 31, 2023.

Year ended December 31, ($ in millions)		
2024	$	1,304
2025		820
2026		382
2027		70
2028		4
Total lease payments from operating leases	$	2,580

We recognized operating lease revenue of $1.6 billion for each of the years ended December 31, 2023, 2022, and 2021. Depreciation expense on operating lease assets includes net remarketing gains recognized on the sale of operating lease assets. The following table summarizes the components of depreciation expense on operating lease assets.

Year ended December 31, ($ in millions)	2023		2022		2021	
Depreciation expense on operating lease assets (excluding remarketing gains) (a)	$	1,071	$	1,084	$	914
Remarketing gains, net		(211)		(170)		(344)
Net depreciation expense on operating lease assets	$	860	$	914	$	570

(a)   Includes variable lease payments related to excess mileage and excessive wear and tear on vehicles of $9 million during the year ended December 31, 2023, $7 million during the year ended December 31, 2022, and $16 million during the year ended December 31, 2021.

Finance Leases

In our Automotive Finance operations, we also hold automotive leases that require finance lease treatment as prescribed by ASC Topic 842, *Leases*. Our total gross investment in finance leases, which is included in finance receivables and loans, net, on our Consolidated Balance Sheet was $537 million and $481 million as of December 31, 2023, and December 31, 2022, respectively. This includes lease payment receivables of $531 million and $468 million at December 31, 2023, and December 31, 2022, respectively, and unguaranteed residual assets of $6 million at December 31, 2023, and $13 million at December 31, 2022. Interest income on finance lease receivables was $40 million for the year ended December 31, 2023, and $30 million for the year ended December 31, 2022, and is included in interest and fees on finance receivables and loans in our Consolidated Statement of Income.

Notes to Consolidated Financial Statements

The following table presents future minimum rental payments we have the right to receive under finance leases with noncancelable lease terms expiring after December 31, 2023.

Year ended December 31, *($ in millions)*		
2024	$	193
2025		163
2026		140
2027		73
2028		33
2029 and thereafter		11
Total undiscounted cash flows		613
Difference between undiscounted cash flows and discounted cash flows		(82)
Present value of lease payments recorded as lease receivable	$	531

11. Securitizations and Variable Interest Entities

Overview

We securitize, transfer, and service consumer automotive loans. We often securitize these loans (also referred to as financial assets) using SPEs. An SPE is a legal entity that is designed to fulfill a specified limited need of the sponsor. Our principal use of SPEs is to obtain liquidity by securitizing certain of our financial assets. SPEs are often VIEs and may or may not be included on our Consolidated Balance Sheet. Additionally, we opportunistically sell consumer automotive and credit card whole-loans to SPEs where we have a continuing involvement.

Securitizations

In executing a securitization, we typically sell pools of financial assets to a wholly owned, bankruptcy-remote SPE, which then transfers the financial assets to a separate, transaction-specific SPE for cash, and typically, other retained interests. The SPE is funded through the issuance of beneficial interests, which could take the form of notes or residual interests and can be sold to investors or retained by us. We typically hold retained beneficial interests in our securitizations including, but not limited to, retained notes, certificated residual interests, as well as certain noncertificated interests retained from the sale of automotive finance receivables. If sold, the beneficial interests only entitle the investors to specified cash flows generated from the underlying securitized assets. If retained, the interests provide credit enhancement to the SPE as they may absorb credit losses or other cash shortfalls and may represent a form of significant continuing economic interests. In addition to providing a source of liquidity and cost-efficient funding, securitizing these financial assets also reduces our credit exposure to the borrowers beyond any economic interest we may retain.

The SPEs are limited to specific activities by their respective legal documents, but are generally allowed to acquire the financial assets, to issue beneficial interests to investors to fund the acquisition of the financial assets, and to enter into interest rate hedges to mitigate certain risks related to the financial assets or beneficial interests of the entity. A servicer, who is generally us, is appointed pursuant to the underlying legal documents to service the assets the SPE holds and the beneficial interests it issues. Servicing functions include, but are not limited to, general collections activity on current and noncurrent accounts, loss mitigation efforts including repossession and sale of collateral, as well as preparing and furnishing statements summarizing the asset and beneficial interest performance. These servicing responsibilities constitute continued involvement in the transferred financial assets.

Cash flows from the securitized financial assets represent the sole source for payment of distributions on the beneficial interests issued by the SPE and for payments to the parties that perform services for the SPE, such as the servicer or the trustee.

We generally hold certain conditional repurchase options specific to securitizations that allow us to repurchase assets from the securitization entity. The majority of the securitizations provide us, as servicer, with a call option that allows us to repurchase the remaining transferred financial assets or redeem outstanding beneficial interests at our discretion once the asset pool reaches a predefined level, which represents the point where servicing becomes administratively burdensome (a clean-up call option). The repurchase price is typically the securitization balance of the assets plus accrued interest when applicable. We generally have discretion regarding when or if we will exercise these options, but we would do so only when it is in our best interest.

Other than our customary representation, warranty, and covenant provisions, these securitizations are nonrecourse to us, thereby transferring the risk of future credit losses to the extent the beneficial interests in the SPEs are held by third parties. Representation, warranty, and certain covenant provisions generally require us to repurchase assets or indemnify the investor or other party for incurred losses to the extent it is determined that the assets were ineligible or were otherwise defective at the time of sale, or otherwise not in compliance with the ongoing covenant obligations. We did not provide any noncontractual financial support to any of these entities during 2023, 2022, or 2021.

Variable Interest Entities

The VIEs included on the Consolidated Balance Sheet represent SPEs where we are deemed to be the primary beneficiary, primarily due to our servicing activities and our beneficial interests in the VIE that could be potentially significant. We determine whether we have a

Notes to Consolidated Financial Statements

potentially significant beneficial interest in the VIE based on the consideration of both qualitative and quantitative factors regarding the nature, size, and form of our involvement in the VIE. The third-party investors in the obligations of consolidated VIEs have legal recourse only to the assets of the VIEs and do not have such recourse to us, except for the customary representation, warranty, and covenant provisions. In addition, the cash flows from the assets are restricted only to pay such liabilities. Thus, our economic exposure to loss from outstanding third-party financing related to consolidated VIEs is limited to the carrying value of the consolidated VIE assets. Generally, all assets of consolidated VIEs are restricted for the beneficial interest holders. For additional information regarding our significant accounting policies for consolidated VIEs, refer to the Variable Interest Entities and Securitizations section of Note 1.

The nature, purpose, and activities of nonconsolidated SPEs are similar to those of our consolidated SPEs with the primary difference being the nature and extent of our continuing involvement. For nonconsolidated SPEs, the transferred financial assets are removed from our balance sheet provided the conditions for sale accounting are met. The financial assets obtained from the sale are primarily reported as cash or retained interests (if applicable). Liabilities incurred as part of these sales, are recorded at fair value at the time of sale and are reported as accrued expenses and other liabilities on our Consolidated Balance Sheet. Upon the sale of the loans, we recognize a gain or loss on sale for the difference between the assets recognized, the assets derecognized, and the liabilities recognized as part of the transaction. With respect to our ongoing right to service the assets we sell, the servicing fee we receive represents adequate compensation, and consequently, we do not recognize a servicing asset or liability.

The pretax gain on sales of financial assets into nonconsolidated VIEs was $1 million for both the years ended December 31, 2023, and 2022. We had no pretax gains or losses on sales of financial assets into nonconsolidated VIEs during the year ended December 31, 2021. For additional information regarding our significant accounting policies for nonconsolidated VIEs, refer to the Variable Interest Entities and Securitizations section of Note 1.

We provide long-term guarantee contracts to investors in certain nonconsolidated affordable housing entities and have extended a line of credit to provide liquidity. Since we do not have control over the entities or the power to make decisions, we do not consolidate the entities and our involvement is limited to the guarantee and the line of credit.

We are involved with various other nonconsolidated equity investments, including affordable housing entities and venture capital funds and loan funds. We do not consolidate these entities and our involvement is limited to our outstanding investment, additional capital committed to these funds plus any previously recognized low-income housing tax credits that are subject to recapture.

The following table presents our involvement in consolidated and nonconsolidated VIEs in which we hold variable interests. We have excluded certain transactions with nonconsolidated entities from the balances presented in the table below, where our only continuing involvement relates to financial interests obtained through the ordinary course of business, primarily from lending and investing arrangements. For additional detail related to the assets and liabilities of consolidated variable interest entities refer to the Consolidated Balance Sheet.

December 31, ($ in millions)	Carrying value of total assets		Carrying value of total liabilities		Assets sold to nonconsolidated VIEs (a)		Maximum exposure to loss in nonconsolidated VIEs	
2023								
On-balance sheet variable interest entities								
Consumer automotive	$	**16,415** (b)	$	**1,614** (c)	$	—	$	—
Off-balance sheet variable interest entities								
Consumer automotive (d) (e)		**81** (f)		—		2,514		**2,595** (g)
Consumer other (h)		—		—		125		125
Commercial other		**2,516** (i)		**974** (j)		—		**2,738** (k)
Total	$	**19,012**	$	**2,588**	$	**2,639**	$	**5,458**
2022								
On-balance sheet variable interest entities								
Consumer automotive	$	**20,415** (b)	$	**2,553** (c)	$	—	$	—
Off-balance sheet variable interest entities								
Consumer automotive (e)		—		—		227		227 (g)
Consumer other (h)		—		—		103		103
Commercial other		2,199 (i)		873 (j)		—		2,767 (k)
Total	$	22,614	$	3,426	$	330	$	3,097

(a) Asset values represent the current unpaid principal balance of outstanding consumer automotive and credit card finance receivables and loans within the VIEs.

(b) Includes $9.3 billion and $10.6 billion of assets that were not encumbered by VIE beneficial interests held by third parties at December 31, 2023, and December 31, 2022, respectively. Ally or consolidated affiliates hold the interests in these assets.

(c) Includes $100 million and $113 million of liabilities that were not obligations to third-party beneficial interest holders at December 31, 2023, and December 31, 2022, respectively.

(d) In November 2023, we sold retained interests related to on-balance sheet VIEs to an unrelated third party. As a result of these sales, we are no longer the primary beneficiary of the VIEs, and as such have deconsolidated the assets and liabilities from our Consolidated Balance Sheet, including $1.7 billion and $1.4 billion of consumer automotive loans and long-term debt, respectively. We received cash proceeds of $247 million related to these sales, and recognized no gain or loss. We will continue to service the assets previously transferred to the VIEs.

(e) Includes activity where we sell loans through a pass through program to a third-party.

(f) Represents retained notes and certificated residual interests, of which $78 million was classified as held-to-maturity securities at December 31, 2023, and $3 million was classified as other assets at December 31, 2023. These assets represent our compliance with the risk retention rules under the Dodd-Frank Act, requiring us to retain at least five percent of the credit risk of the assets underlying asset-backed securitizations.

(g) Maximum exposure to loss represents the current unpaid principal balance of outstanding loans based on our customary representation and warranty provisions. This measure is based on the unlikely event that all the loans have underwriting defects or other defects that trigger a representation and warranty provision and the collateral supporting the loans are worthless. This required disclosure is not an indication of our expected loss.

(h) Represents balances from Ally Credit Card.

(i) Amounts are classified as other assets except for $44 million and $38 million classified as equity securities at December 31, 2023, and December 31, 2022, respectively.

(j) Amounts are classified as accrued expenses and other liabilities.

(k) For certain nonconsolidated affordable housing entities, maximum exposure to loss represents the yield we guaranteed investors through long-term guarantee contracts. The amount disclosed is based on the unlikely event that the yield delivered to investors in the form of low-income tax housing credits is recaptured. For nonconsolidated equity investments, maximum exposure to loss represents our outstanding investment, additional committed capital, and low-income housing tax credits subject to recapture. The amount disclosed is based on the unlikely event that our committed capital is funded, our investments become worthless, and the tax credits previously delivered to us are recaptured. This required disclosure is not an indication of our expected loss.

Notes to Consolidated Financial Statements

Cash Flows with Nonconsolidated Special-Purpose Entities

The following table summarizes cash flows received and paid related to SPEs and asset-backed financings where the transfer is accounted for as a sale and we have a continuing involvement with the transferred consumer automotive and credit card assets (for example, servicing) that were outstanding during the years ended December 31, 2023, 2022, and 2021. Additionally, this table contains information regarding cash flows received from and paid to nonconsolidated SPEs that existed during each period.

Year ended December 31, *($ in millions)*	2023	2022	2021
Consumer automotive			
Cash proceeds from transfers completed during the period	$ 1,131	$ 238	$ —
Cash flows received on retained interests in securitization entities	4	—	—
Servicing fees	19	1	—
Other cash flows	1	—	—
Consumer other (a)			
Cash proceeds from transfers completed during the period	117	137	4
Servicing fees	8	13	—
Total	$ 1,280	$ 389	$ 4

(a)   Represents activity from Ally Credit Card.

Delinquencies and Net Credit Losses

The following tables present quantitative information about off-balance sheet securitizations and whole-loan sales where we have continuing involvement.

December 31, *($ in millions)*	Total amount		Amount 60 days or more past due	
	2023	2022	2023	2022
Off-balance-sheet securitization entities				
Consumer automotive	$ 1,558	$ —	$ 11	$ —
Whole-loan sales (a)				
Consumer automotive	956	227	44	2
Consumer other	125	103	17	8
Total	$ 2,639	$ 330	$ 72	$ 10

(a)   Whole-loan sales are not part of a securitization transaction, but represent consumer automotive and credit card pools of loans sold to third-party investors.

Year ended December 31, *($ in millions)*	Net credit losses	
	2023	2022
Off-balance-sheet securitization entities		
Consumer automotive	$ 2	$ —
Whole-loan sales (a)		
Consumer automotive	27	—
Consumer other	31	2
Total	$ 60	$ 2

(a)   Whole-loan sales are not part of a securitization transaction, but represent consumer automotive and credit card pools of loans sold to third-party investors.

Notes to Consolidated Financial Statements

Affordable Housing Investments

We have investments in various limited partnerships that sponsor affordable housing projects, which meet the definition of a VIE. The purpose of these investments is to achieve a satisfactory return on capital through the receipt of LIHTC and to assist us in achieving goals associated with the CRA. Our affordable housing investments are accounted for using the proportional amortization method of accounting, which recognizes the amortized cost of the investment as a component of income tax expense.

The following table summarizes information about our affordable housing investments.

Year ended December 31, ($ in millions)	2023	2022	2021
Affordable housing tax credits and other tax benefits (a)	$ 200	$ 177	$ 144
Tax credit amortization expense recognized as a component of income tax expense	157	147	118

(a) There were no impairment losses recognized during the years ended December 31, 2023, 2022, and 2021, resulting from the forfeiture or ineligibility of tax credits or other circumstances.

Our investment in qualified affordable housing projects was $1.9 billion and $1.6 billion at December 31, 2023, and December 31, 2022, respectively, and is included within other assets on our Consolidated Balance Sheet. Additionally, unfunded commitments to provide additional capital to investees in qualified affordable housing projects were $973 million and $869 million at December 31, 2023, and December 31, 2022, respectively, and are included within accrued expenses and other liabilities on our Consolidated Balance Sheet. Substantially all of the unfunded commitments at December 31, 2023, are expected to be paid out within the next five years.

12. Premiums Receivable and Other Insurance Assets

Premiums receivable and other insurance assets consisted of the following.

December 31, ($ in millions)	2023	2022
Prepaid reinsurance premiums	$ 580	$ 553
Reinsurance recoverable on unpaid losses	66	72
Reinsurance recoverable on paid losses	38	26
Premiums receivable	154	114
Deferred policy and service contract acquisition costs	1,911	1,933
Total premiums receivable and other insurance assets	$ 2,749	$ 2,698

Notes to Consolidated Financial Statements

13. Other Assets

The components of other assets were as follows.

December 31, ($ in millions)	2023	2022
Property and equipment at cost (a)	$ 2,153	$ 2,352
Accumulated depreciation (a)	(871)	(1,076)
Net property and equipment	1,282	1,276
Investment in qualified affordable housing projects (b)	1,866	1,596
Net deferred tax assets	1,224	1,087
Accrued interest, fees, and rent receivables (c)	935	786
Nonmarketable equity investments	886	842
Goodwill	669	822
Equity-method investments (d)	651	608
Restricted cash held for securitization trusts (e)	407	585
Other accounts receivable	189	164
Operating lease right-of-use assets	90	111
Restricted cash and cash equivalents (f)	87	66
Net intangible assets	73	98
Other assets	1,036	1,097
Total other assets (g)	$ 9,395	$ 9,138

(a) During the year ended December 31, 2023, we retired software with a cost basis of $295 million with an accumulated depreciation of $295 million.
(b) Presented gross of the associated unfunded commitment. Refer to Note 16 for further information.
(c) Primarily relates to accrued interest, fees, and rent receivables related to our consumer automotive and commercial automotive finance receivables and loans.
(d) Primarily relates to investments made in connection with our CRA program.
(e) Includes restricted cash collected from customer payments on securitized receivables, which are distributed by us to investors as payments on the related secured debt, and cash reserve deposits utilized as a form of credit enhancement for various securitization transactions.
(f) Primarily represents a number of arrangements with third parties where certain restrictions are placed on balances we hold due to collateral agreements associated with operational processes with a third-party bank, or letter of credit arrangements and corresponding collateral requirements.
(g) Excludes Ally Lending other assets which were transferred to assets of operations held-for-sale as of December 31, 2023. Refer to Note 2 for additional information.

The total carrying value of the nonmarketable equity investments held at December 31, 2023, and December 31, 2022, including cumulative unrealized gains and losses, was as follows.

December 31, ($ in millions)	2023	2022
FRB stock	$ 392	$ 401
FHLB stock	392	318
Equity investments without a readily determinable fair value		
Cost basis at acquisition	74	89
Adjustments		
Upward adjustments	51	177
Downward adjustments (including impairment)	(23)	(143)
Carrying amount, equity investments without a readily determinable fair value	102	123
Nonmarketable equity investments	$ 886	$ 842

During the years ended December 31, 2023, and 2022, unrealized gains and losses included in the carrying value of the nonmarketable equity investments still held as of December 31, 2023, and 2022, were as follows.

Year ended December 31, ($ in millions)	2023	2022
Upward adjustments	$ 8	$ 1
Downward adjustments (including impairment) (a)	$ (17)	$ (138)

(a) No impairment on FHLB and FRB stock was recognized during the years ended December 31, 2023, and 2022.

Notes to Consolidated Financial Statements

The downward adjustments (including impairment) during the year ended December 31, 2022, was primarily driven by an impairment in our investment in BMC Holdco. During the year ended December 31, 2023, this investment was transferred from nonmarketable equity investments to equity securities on the Consolidated Balance Sheet as our investment converted into publicly traded common stock in BHF.

Total loss on nonmarketable equity investments, net, which includes both realized and unrealized gains and losses, was a net loss of $10 million for the year ended December 31, 2023, compared to a net loss of $132 million for the year ended December 31, 2022, respectively.

The carrying balance of goodwill by reportable operating segment was as follows.

($ in millions)	Automotive Finance operations		Insurance operations		Corporate and Other (a)		Total	
Goodwill at December 31, 2021	$	20	$	27	$	775	$	822
Goodwill acquired		—		—		—		—
Goodwill at December 31, 2022	$	20	$	27	$	775	$	822
Goodwill impairment		—		—		(149)		(149)
Transfer to assets of operations held-for-sale		—		—		(4)		(4)
Goodwill at December 31, 2023	$	**20**	$	**27**	$	**622**	$	**669**

(a) Includes $479 million of goodwill associated with Ally Credit Card at both December 31, 2023, and December 31, 2022, $143 million of goodwill associated with Ally Invest at both December 31, 2023, and December 31, 2022, and $153 million of goodwill associated with Ally Lending at December 31, 2022.

During the year ended December 31, 2023, we recognized a $149 million impairment of goodwill at Corporate and Other related to the transfer of our Ally Lending business to held-for-sale. Subsequent to the impairment charge, the goodwill balance of $4 million was transferred to assets of operations held-for-sale on the Consolidated Balance Sheet. For additional information, refer to Note 2.

The net carrying value of intangible assets by class was as follows.

December 31, ($ in millions)	2023				2022			
	Gross intangible assets		Accumulated amortization	Net carrying value	Gross intangible assets		Accumulated amortization	Net carrying value
Technology	$	117	$ (64)	$ 53	$	122	$ (53)	$ 69
Customer lists		41	(39)	2		58	(51)	7
Purchased credit card relationships		25	(7)	18		25	(4)	21
Trademarks		2	(2)	—		2	(1)	1
Total intangible assets (a)	$	185	$ (112)	$ 73	$	207	$ (109)	$ 98

(a) Excludes $22 million of gross intangible assets and $22 million of accumulated amortization that were transferred to assets of operations held-for-sale related to Ally Lending as of December 31, 2023. Refer to Note 2 for additional information.

Estimated future amortization expense of intangible assets are as follows.

Year ended December 31, ($ in millions)	
2024	$ 19
2025	14
2026	14
2027	13
2028	13
Total estimated future amortization expense	$ 73

Notes to Consolidated Financial Statements

14. Deposit Liabilities

Deposit liabilities consisted of the following.

December 31, ($ in millions)	2023	2022
Noninterest-bearing deposits	$ 139	$ 185
Interest-bearing deposits		
Savings, money market, and spending accounts	99,340	110,776
Certificates of deposit	55,187	41,336
Total deposit liabilities	$ 154,666	$ 152,297

At December 31, 2023, and December 31, 2022, certificates of deposit included $7.7 billion and $5.6 billion, respectively, of those in denominations in excess of $250 thousand.

The following table presents the scheduled maturity of total certificates of deposit at December 31, 2023.

($ in millions)	
Due in 2024	$ 43,450
Due in 2025	7,974
Due in 2026	1,490
Due in 2027	832
Due in 2028	1,441
Total certificates of deposit (a)	$ 55,187

(a) Includes $5.3 billion of certificates of deposit that are estimated to be uninsured. In some instances, certificates of deposits in excess of federal insurance limits may be insured based upon the number of account owners, beneficiaries, and accounts held.

15. Debt

Short-Term Borrowings

The following table presents the composition of our short-term borrowings portfolio.

December 31, ($ in millions)	2023			2022		
	Unsecured	Secured (a)	Total	Unsecured	Secured (a)	Total
Federal Home Loan Bank	$ —	$ 2,550	$ 2,550	$ —	$ 1,900	$ 1,900
Securities sold under agreements to repurchase	—	747	747	—	499	499
Total short-term borrowings	$ —	$ 3,297	$ 3,297	$ —	$ 2,399	$ 2,399
Weighted average interest rate (b)			5.6 %			4.5 %

(a) Refer to the section below titled *Long-Term Debt* for further details on assets restricted as collateral for payment of the related debt.
(b) Based on the debt outstanding and the interest rate at December 31 of each year.

We periodically enter into term repurchase agreements—short-term borrowing agreements in which we sell securities to one or more investors while simultaneously committing to repurchase them at a specified future date, at the stated price plus accrued interest. As of December 31, 2023, the securities sold under agreements to repurchase consisted of $747 million of agency mortgage-backed residential debt securities. The repurchase agreements are set to mature within 30 days. Refer to Note 8 and Note 21 for further details.

The primary risk associated with these repurchase agreements is that the counterparty will be unable to perform under the terms of the contract. As the borrower, we are exposed to the excess market value of the securities pledged over the amount borrowed. Daily mark-to-market collateral management is designed to limit this risk to the initial margin. However, should a counterparty declare bankruptcy or become insolvent, we may incur additional delays and costs. In some instances, we may place or receive cash collateral with counterparties under collateral arrangements associated with our repurchase agreements. At December 31, 2023, we received cash collateral of $6 million and non-cash collateral of $1 million related to repurchase agreements. At December 31, 2022, we placed cash collateral of $1 million related to repurchase agreements, and we did not receive any collateral.

Long-Term Debt

The following tables present the composition of our long-term debt portfolio.

December 31, ($ in millions)	Amount	Interest rate	Weighted average stated interest rate (a)	Due date range
2023				
Unsecured debt				
Fixed rate (b)	$ **10,327**			
Hedge basis adjustments (c)	**97**			
Total unsecured debt	**10,424**	**0.60–8.00%**	**6.03 %**	**2024–2033**
Secured debt				
Fixed rate	**7,031**			
Variable rate (d)	**113**			
Hedge basis adjustment (c)	**2**			
Total secured debt (e) (f)	**7,146**	**0.89–5.29%**	**3.31 %**	**2024–2031**
Total long-term debt	$ **17,570**			
2022				
Unsecured debt				
Fixed rate (b)	$ 9,929			
Hedge basis adjustments (c)	108			
Total unsecured debt	10,037	0.60–8.00%	5.08 %	2023–2032
Secured debt				
Fixed rate	7,603			
Variable rate (d)	118			
Hedge basis adjustment (c)	4			
Total secured debt (e) (f)	7,725	0.72–5.29%	2.71 %	2023–2027
Total long-term debt	$ 17,762			

(a) Based on the debt outstanding and the interest rate at December 31 of each year excluding any impacts of interest rate hedges.
(b) Includes subordinated debt of $1.5 billion and $1.0 billion at December 31, 2023, and 2022, respectively.
(c) Represents the basis adjustment associated with the application of hedge accounting on certain of our long-term debt positions. Refer to Note 21 for additional information.
(d) Represents long-term debt that does not have a stated interest rate.
(e) Includes $1.5 billion and $2.4 billion of VIE secured debt at December 31, 2023, and 2022, respectively.
(f) Includes advances from the FHLB of Pittsburgh of $5.6 billion and $5.3 billion at December 31, 2023, and 2022, respectively.

	2023			2022		
December 31, ($ in millions)	Unsecured	Secured	Total	Unsecured	Secured	Total
Long-term debt (a)						
Due within one year	$ **1,409**	$ **2,931**	$ **4,340**	$ 2,023	$ 2,395	$ 4,418
Due after one year	**9,015**	**4,215**	**13,230**	8,014	5,330	13,344
Total long-term debt	$ **10,424**	$ **7,146**	$ **17,570**	$ 10,037	$ 7,725	$ 17,762

(a) Includes basis adjustments related to the application of hedge accounting. Refer to Note 21 for additional information.

To achieve the desired balance between fixed- and variable-rate debt, we may utilize interest rate swap agreements. These derivative financial instruments have the effect of synthetically converting our fixed-rate debt into variable-rate obligations. We did not have any derivative financial instruments that synthetically converted fixed-rate debt into variable-rate obligations or variable-rate debt into fixed-rate obligations at December 31, 2023. As of December 31, 2022, we had $2.5 billion of interest rate swap agreements outstanding.

Notes to Consolidated Financial Statements

The following table presents the scheduled remaining maturity of long-term debt at December 31, 2023, assuming no early redemptions will occur. The amounts below include adjustments to the carrying value resulting from the application of hedge accounting. The actual payment of secured debt may vary based on the payment activity of the related pledged assets.

($ in millions)	2024	2025	2026	2027	2028	2029 and thereafter	Total
Unsecured							
Long-term debt	$ 1,477	$ 2,485	$ 152	$ 1,536	$ 867	$ 4,738	$ 11,255
Original issue discount	(68)	(74)	(82)	(94)	(107)	(406)	(831)
Total unsecured	1,409	2,411	70	1,442	760	4,332	10,424
Secured							
Long-term debt	2,931	1,904	1,720	357	225	9	7,146
Total long-term debt	$ 4,340	$ 4,315	$ 1,790	$ 1,799	$ 985	$ 4,341	$ 17,570

The following summarizes assets restricted as collateral for the payment of the related debt obligation.

December 31, ($ in millions)	2023	2022
Consumer automotive finance receivables	$ 40,805	$ 11,759
Consumer mortgage finance receivables	18,703	19,771
Commercial finance receivables	5,968	4,210
Investment securities (amortized cost of $4,030 and $4,288) (a)	4,036	3,525
Total assets restricted as collateral (b) (c) (d)	$ 69,512	$ 39,265
Secured debt (e)	$ 10,443	$ 10,124

(a)   A portion of the restricted investment securities at December 31, 2023, and December 31, 2022, was restricted under repurchase agreements. Refer to the section above titled *Short-Term Borrowings* for information on the repurchase agreements.
(b)   All restricted assets are those of Ally Bank.
(c)   Ally Bank has an advance agreement with the FHLB, and had assets pledged to secure borrowings that were restricted as collateral to the FHLB totaling $27.9 billion and $27.0 billion at December 31, 2023, and December 31, 2022, respectively. These assets were primarily composed of consumer mortgage finance receivables and loans as well as mortgage-backed securities. Ally Bank has access to the FRB Discount Window and had assets pledged and restricted as collateral to the FRB totaling $34.0 billion and $2.4 billion at December 31, 2023, and December 31, 2022, respectively. These assets were composed of consumer automotive finance receivables and loans. Availability under these programs is only for the operations of Ally Bank and cannot be used to fund the operations or liabilities of Ally or its other subsidiaries.
(d)   Excludes restricted cash and cash reserves for securitization trusts recorded within other assets on the Consolidated Balance Sheet. Refer to Note 13 for additional information.
(e)   Includes $3.3 billion and $2.4 billion of short-term borrowings at December 31, 2023, and December 31, 2022, respectively.

16. Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities were as follows.

December 31, ($ in millions)	2023	2022
Unfunded commitments for investment in qualified affordable housing projects	$ 973	$ 869
Accounts payable	509	435
Employee compensation and benefits	409	424
Reserves for insurance losses and loss adjustment expenses (a)	140	119
Operating lease liabilities	113	137
Deferred revenue	103	169
Other liabilities	479	495
Total accrued expenses and other liabilities (b)	$ 2,726	$ 2,648

(a)   Refer to Note 6 for further information.
(b)   Excludes Ally Lending accrued expenses and other liabilities, which were transferred to liabilities of operations held-for-sale as of December 31, 2023. Refer to Note 2 for additional information.

Notes to Consolidated Financial Statements

17. Equity

Common Stock

The following table presents changes in the number of shares issued and outstanding.

(shares in thousands) (a)	2023	2022	2021
Common stock			
Total issued at January 1,	**507,683**	504,522	501,237
New issuances			
Employee benefits and compensation plans	**4,179**	3,161	3,284
Total issued at December 31,	**511,861**	507,683	504,522
Treasury balance at January 1,	**(208,358)**	(166,581)	(126,563)
Repurchase of common stock (b)	**(1,044)**	(41,778)	(40,018)
Total treasury stock at December 31,	**(209,402)**	(208,358)	(166,581)
Total outstanding at December 31,	**302,459**	299,324	337,941

(a) Figures in the table may not recalculate exactly due to rounding. Number of shares issued, in treasury, and outstanding are calculated based on unrounded numbers.

(b) Includes shares of common stock withheld to cover income taxes owed by participants in our share-based incentive plans. Refer to the section titled *Capital Planning and Stress Tests* in Note 20 for additional information regarding our common stock-repurchase program.

Preferred Stock

Series B Preferred Stock

In April 2021, we issued 1,350,000 shares of 4.700% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B, with $0.01 par value and liquidation preference of $1,000 per share. Proceeds from the offering were used to redeem a portion of our 8.125% Fixed Rate/ Floating Rate Trust Preferred Securities, Series 2 of GMAC Capital Trust I. Dividends on shares of the Series B Preferred Stock are discretionary and are not cumulative. Holders of the Series B Preferred Stock will be entitled to receive, if, when and as declared by our Board, or a duly authorized committee of the Board, out of legally available assets, non-cumulative cash dividends quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on August 15, 2021. Dividends will accrue (i) from the date of original issue to, but excluding, May 15, 2026, at a fixed rate of 4.700% per annum and (ii) from, and including, May 15, 2026, during each five-year reset period, at a rate per annum equal to the five-year treasury rate as of the most recent reset dividend determination date plus 3.868% on the liquidation preference amount of $1,000 per share. So long as any share of Series B Preferred Stock remains outstanding, unless the dividends for the most recently completed dividend period have been paid in full, or set aside for payment, on all outstanding shares of Series B Preferred Stock, we will be prohibited, subject to certain specified exceptions, from (i) declaring or paying any dividends or making any distributions with respect to any stock that ranks on a parity basis with, or junior in interest to, the Series B Preferred Stock or (ii) repurchasing, redeeming, or otherwise acquiring for consideration, directly or indirectly, any stock that ranks on a parity basis with, or junior in interest to, the Series B Preferred Stock.

The holders of the Series B Preferred Stock do not have voting rights other than those set forth in the certificate of designations for the Series B Preferred Stock included in Ally's Certificate of Incorporation. The Series B Preferred Stock does not have a stated maturity date, and will be perpetual unless redeemed at Ally's option. Ally is not required to redeem the Series B Preferred Stock and holders of the Series B Preferred Stock have no right to require Ally to redeem their shares. Ally may, at its option, redeem the shares of Series B Preferred stock (i) in whole or in part, on any dividend payment date on or after May 15, 2026, or (ii) in whole, but not in part, at any time within 90 days following a regulatory capital treatment event. In the event of any liquidation, dissolution or winding up of the affairs of Ally, holders of the Series B Preferred Stock will be entitled to receive the liquidation amount per share of Series B Preferred Stock and an amount equal to all declared, but unpaid dividends declared prior to the date of payment out of assets available for distribution, before any distribution is made for holders of stock that ranks junior in interest to the Series B Preferred Stock, subject to the rights of Ally's creditors.

Notes to Consolidated Financial Statements

Series C Preferred Stock

In June 2021, we issued 1,000,000 shares of 4.700% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series C, with $0.01 par value and liquidation preference of $1,000 per share. Proceeds from the offering were used to redeem a portion of our 8.125% Fixed Rate/ Floating Rate Trust Preferred Securities, Series 2 of GMAC Capital Trust I. Dividends on shares of the Series C Preferred Stock are discretionary and are not cumulative. Holders of the Series C Preferred Stock will be entitled to receive, if, when and as declared by our Board, or a duly authorized committee of the Board, out of legally available assets, non-cumulative cash dividends quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on August 15, 2021. Dividends will accrue (i) from the date of original issue to, but excluding, May 15, 2028, at a fixed rate of 4.700% per annum and (ii) from, and including, May 15, 2028, during each seven-year reset period, at a rate per annum equal to the seven-year treasury rate as of the most recent reset dividend determination date plus 3.481% on the liquidation preference amount of $1,000 per share. So long as any share of Series C Preferred Stock remains outstanding, unless the dividends for the most recently completed dividend period have been paid in full, or set aside for payment, on all outstanding shares of Series C Preferred Stock, we will be prohibited, subject to certain specified exceptions, from (i) declaring or paying any dividends or making any distributions with respect to any stock that ranks on a parity basis with, or junior in interest to, the Series C Preferred Stock or (ii) repurchasing, redeeming, or otherwise acquiring for consideration, directly or indirectly, any stock that ranks on a parity basis with, or junior in interest to, the Series C Preferred Stock.

The holders of the Series C Preferred Stock do not have voting rights other than those set forth in the certificate of designations for the Series C Preferred Stock included in Ally's Certificate of Incorporation. The Series C Preferred Stock does not have a stated maturity date, and will be perpetual unless redeemed at Ally's option. Ally is not required to redeem the Series C Preferred Stock and holders of the Series C Preferred Stock have no right to require Ally to redeem their shares. Ally may, at its option, redeem the shares of Series C Preferred stock (i) in whole or in part, on any dividend payment date on or after May 15, 2028, or (ii) in whole, but not in part, at any time within 90 days following a regulatory capital treatment event. In the event of any liquidation, dissolution or winding up of the affairs of Ally, holders of the Series C Preferred Stock will be entitled to receive the liquidation amount per share of Series C Preferred Stock and an amount equal to all declared, but unpaid dividends declared prior to the date of payment out of assets available for distribution, before any distribution is made for holders of stock that ranks junior in interest to the Series C Preferred Stock, subject to the rights of Ally's creditors.

The following table summarizes information about our preferred stock.

		December 31, 2023
Series B preferred stock (a)		
Issuance date		**April 22, 2021**
Carrying value *($ in millions)*	$	**1,335**
Par value *(per share)*	$	**0.01**
Liquidation preference *(per share)*	$	**1,000**
Number of shares authorized		**1,350,000**
Number of shares issued and outstanding		**1,350,000**
Dividend/coupon		
Prior to May 15, 2026		**4.700%**
On and after May 15, 2026		**Five Year Treasury + 3.868%**
Series C preferred stock (a)		
Issuance date		**June 2, 2021**
Carrying value *($ in millions)*	$	**989**
Par value *(per share)*	$	**0.01**
Liquidation preference *(per share)*	$	**1,000**
Number of shares authorized		**1,000,000**
Number of shares issued and outstanding		**1,000,000**
Dividend/coupon		
Prior to May 15, 2028		**4.700%**
On and after May 15, 2028		**Seven Year Treasury + 3.481%**

(a)   We may, at our option, redeem the Series B and Series C shares on any dividend payment date on or after May 15, 2026, or May 15, 2028, respectively, or at any time within 90 days following a regulatory event that precludes the instruments from being included in additional Tier 1 capital.

Notes to Consolidated Financial Statements

18. Accumulated Other Comprehensive Loss

The following table presents changes, net of tax, in each component of accumulated other comprehensive loss.

($ in millions)	Investment securities (a) Available-for-sale securities (b)	Held-to-maturity securities	Translation adjustments and net investment hedges (c)	Cash flow hedges (c)	Defined benefit pension plans	Accumulated other comprehensive income (loss)
Balance at January 1, 2021	$ 640	$ —	$ 19	$ 82	$ (110)	$ 631
Net change	(735)	—	—	(47)	(7)	(789)
Balance at December 31, 2021	(95)	—	19	35	(117)	(158)
Net change	(4,000)	—	(1)	(17)	117	(3,901)
Balance at December 31, 2022	(4,095)	—	18	18	—	(4,059)
Net change	949	(682)	3	(27)	—	243
Balance at December 31, 2023	$ (3,146)	$ (682)	$ 21	$ (9)	$ —	$ (3,816)

(a) Refer to Note 8 for additional information on securities transferred from available-for-sale to held-to-maturity.
(b) Represents the after-tax difference between the fair value and amortized cost of our available-for-sale securities portfolio. Refer to Note 8 for additional information.
(c) For additional information on derivative instruments and hedging activities, refer to Note 21.

Our qualified defined benefit pension plan was frozen in 2006. During 2022, we executed our plan to settle the liability in two phases: (1) a single, lump-sum payment window program; and (2) the purchase of an annuity contract from an independent insurance company for the remainder of the liability. The independent insurance company assumed the obligation to pay the outstanding accrued benefits to the participants and beneficiaries of the plan. During the year ended December 31, 2022, we realized a loss of $115 million upon reclassification from accumulated other comprehensive loss as a result of this action, which included $71 million of compensation and benefits expense and $44 million of income tax expense, which included $61 million of realized stranded tax effects.

Notes to Consolidated Financial Statements

The following tables present the before- and after-tax changes in each component of accumulated other comprehensive loss.

Year ended December 31, 2023 *($ in millions)*	**Before tax**		**Tax effect**		**After tax**	
Investment securities						
Available-for-sale securities						
Net unrealized gains arising during the period	$	338	$	(78)	$	260
Net unrealized loss on securities transferred to held-to-maturity (a)		911		(218)		693
Less: Net realized gains reclassified to income from continuing operations		5 (b)		(1) (c)		4
Net change		1,244		(295)		949
Held-to-maturity securities						
Net unrealized loss on securities transferred from available-for-sale (a)		(911)		218		(693)
Less: Amortization of amounts previously recorded upon transfer from available-for-sale		(14) (d)		3		(11)
Net change		(897)		215		(682)
Translation adjustments						
Net unrealized gains arising during the period		6		(1)		5
Net investment hedges (e)						
Net unrealized losses arising during the period		(3)		1		(2)
Cash flow hedges (e)						
Net unrealized losses arising during the period		(22)		6		(16)
Less: Net realized gains reclassified to income from continuing operations		14 (f)		(3) (c)		11
Net change		(36)		9		(27)
Other comprehensive income	$	314	$	(71)	$	243

(a)   Includes unrealized losses on securities transferred from available-for-sale to held-to-maturity. Refer to Note 8 for additional information.
(b)   Includes gains reclassified to other gain on investments, net in our Consolidated Statement of Income.
(c)   Includes amounts reclassified to income tax expense from continuing operations in our Consolidated Statement of Income.
(d)   Includes amounts reclassified to interest and dividends on investment securities and other earning assets in our Consolidated Statement of Income.
(e)   For additional information on derivative instruments and hedging activities, refer to Note 21.
(f)   Includes gains reclassified to interest and fees on finance receivables and loans in our Consolidated Statement of Income.

Year ended December 31, 2022 ($ in millions)	Before tax		Tax effect		After tax	
Investment securities						
Available-for-sale securities						
Net unrealized losses arising during the period	$	(5,222)	$	1,240	$	(3,982)
Less: Net realized gains reclassified to income from continuing operations		23 (a)		(5) (b)		18
Net change		(5,245)		1,245		(4,000)
Translation adjustments						
Net unrealized losses arising during the period		(10)		2		(8)
Net investment hedges (c)						
Net unrealized gains arising during the period		8		(1)		7
Cash flow hedges (c)						
Net unrealized losses arising during the period		(2)		—		(2)
Less: Net realized gains reclassified to income from continuing operations		21 (d)		(6) (b)		15
Net change		(23)		6		(17)
Defined benefit pension plans						
Net unrealized gains arising during the period		2		—		2
Less: Net realized losses reclassified to income from continuing operations		(71) (e)		(44) (b)		(115)
Net change		73		44		117
Other comprehensive loss	$	(5,197)	$	1,296	$	(3,901)

(a) Includes gains reclassified to other gain on investments, net in our Consolidated Statement of Income.
(b) Includes amounts reclassified to income tax expense from continuing operations in our Consolidated Statement of Income.
(c) For additional information on derivative instruments and hedging activities, refer to Note 21.
(d) Includes gains reclassified to interest and fees on finance receivables and loans in our Consolidated Statement of Income.
(e) Includes losses reclassified to compensation and benefits expense in our Consolidated Statement of Income as a result of the settlement of our qualified defined benefit pension plan.

Year ended December 31, 2021 ($ in millions)	Before tax		Tax effect		After tax	
Investment securities						
Available-for-sale securities						
Net unrealized losses arising during the period	$	(859)	$	203	$	(656)
Less: Net realized gains reclassified to income from continuing operations		102 (a)		(23) (b)		79
Net change		(961)		226		(735)
Cash flow hedges (c)						
Less: Net realized gains reclassified to income from continuing operations		61 (d)		(14) (b)		47
Defined benefit pension plans						
Net unrealized losses arising during the period		(11)		3		(8)
Less: Net realized losses reclassified to income from continuing operations		(1)		—		(1)
Net change		(10)		3		(7)
Other comprehensive loss	$	(1,032)	$	243	$	(789)

(a) Includes gains reclassified to other gain on investments, net in our Consolidated Statement of Income.
(b) Includes amounts reclassified to income tax expense from continuing operations in our Consolidated Statement of Income.
(c) For additional information on derivative instruments and hedging activities, refer to Note 21.
(d) Includes gains reclassified to interest and fees on finance receivables and loans in our Consolidated Statement of Income.

19. Earnings per Common Share

The following table presents the calculation of basic and diluted earnings per common share.

Year ended December 31, ($ in millions, except per share data; shares in thousands) (a)		2023		2022		2021
Net income from continuing operations	$	1,022	$	1,715	$	3,065
Preferred stock dividends — Series B		(63)		(63)		(36)
Preferred stock dividends — Series C		(47)		(47)		(21)
Net income from continuing operations attributable to common stockholders	$	912	$	1,605	$	3,008
Loss from discontinued operations, net of tax		(2)		(1)		(5)
Net income attributable to common stockholders	$	910	$	1,604	$	3,003
Basic weighted-average common shares outstanding (b)		303,751		316,690		362,583
Diluted weighted-average common shares outstanding (b)		305,135		318,629		365,180
Basic earnings per common share						
Net income from continuing operations	$	3.00	$	5.07	$	8.30
Loss from discontinued operations, net of tax		(0.01)		—		(0.01)
Net income	$	3.00	$	5.06	$	8.28
Diluted earnings per common share						
Net income from continuing operations	$	2.99	$	5.04	$	8.24
Loss from discontinued operations, net of tax		(0.01)		—		(0.01)
Net income	$	2.98	$	5.03	$	8.22

(a) Figures in the table may not recalculate exactly due to rounding. Earnings per share is calculated based on unrounded numbers.
(b) Includes shares related to share-based compensation that vested but were not yet issued.

20. Regulatory Capital and Other Regulatory Matters

Ally is subject to enhanced prudential standards that have been established by the FRB under the Dodd-Frank Act, as amended by the EGRRCP Act and as applied to Category IV firms under the Tailoring Rules. Refer to the discussion below, however, about rules proposed by the U.S. banking agencies in 2023 that would significantly alter the Tailoring Rules. Currently, as a Category IV firm, Ally is (1) subject to supervisory stress testing on a two-year cycle, (2) required to submit an annual capital plan to the FRB, (3) exempted from company-run capital stress testing requirements, (4) required to maintain a buffer of unencumbered highly liquid assets to meet projected net stressed cash outflows over a 30-day planning horizon, (5) exempted from the requirements of the LCR and the net stable funding ratio (provided that our average wSTWF continues to remain under $50 billion), and (6) exempted from the requirements of the supplementary leverage ratio, the countercyclical capital buffer, and single-counterparty credit limits. Even so, we are subject to rules enabling the FRB to conduct supervisory stress testing on a more or less frequent basis based on our financial condition, size, complexity, risk profile, scope of operations, or activities or based on risks to the U.S. economy. Further, we are subject to rules requiring the resubmission of our capital plan if we determine that there has been or will be a material change in our risk profile, financial condition, or corporate structure since we last submitted the capital plan or if the FRB determines that (a) our capital plan is incomplete or our capital plan or internal capital adequacy process contains material weaknesses, (b) there has been, or will likely be, a material change in our risk profile (including a material change in our business strategy or any risk exposure), financial condition, or corporate structure, or (c) the BHC stress scenario(s) are not appropriate for our business model and portfolios, or changes in the financial markets or the macroeconomic outlook that could have a material impact on our risk profile and financial condition require the use of updated scenarios. While a resubmission is pending, without prior approval of the FRB, we would generally be prohibited from paying dividends, repurchasing our common stock, or making other capital distributions. In addition, to satisfy the FRB in its review of our capital plan, we may be required to further cease or limit these capital distributions or to issue capital instruments that could be dilutive to stockholders. The FRB also may prevent us from maintaining or expanding lending or other business activities.

Basel Capital Framework

The FRB and other U.S. banking agencies have adopted risk-based and leverage capital rules that establish minimum capital-to-asset ratios for BHCs, like Ally, and depository institutions, like Ally Bank.

The risk-based capital ratios are based on a banking organization's RWAs, which are generally determined under the standardized approach applicable to Ally and Ally Bank by (1) assigning on-balance-sheet exposures to broad risk-weight categories according to the counterparty or, if relevant, the guarantor or collateral (with higher risk weights assigned to categories of exposures perceived as representing greater risk), and (2) multiplying off-balance-sheet exposures by specified credit conversion factors to calculate credit equivalent amounts and assigning those credit equivalent amounts to the relevant risk-weight categories. The leverage ratio, in contrast, is based on an institution's average unweighted on-balance-sheet exposures.

Under U.S. Basel III, Ally and Ally Bank must maintain a minimum Common Equity Tier 1 risk-based capital ratio of 4.5%, a minimum Tier 1 risk-based capital ratio of 6%, and a minimum total risk-based capital ratio of 8%. On top of the minimum risk-based capital ratios,

Notes to Consolidated Financial Statements

Ally and Ally Bank are subject to a capital conservation buffer requirement, which must be satisfied entirely with capital that qualifies as Common Equity Tier 1 capital. Failure to maintain more than the full amount of the capital conservation buffer requirement would result in automatic restrictions on the ability of Ally and Ally Bank to make capital distributions, including dividend payments and stock repurchases and redemptions, and to pay discretionary bonuses to executive officers. U.S. Basel III also subjects Ally and Ally Bank to a minimum Tier 1 leverage ratio of 4%. While the capital conservation buffer requirement for Ally Bank is fixed at 2.5% of RWAs, the capital conservation buffer requirement for a Category IV firm, like Ally, is equal to its stress capital buffer requirement. The stress capital buffer requirement for Ally, in turn, is the greater of 2.5% and the result of the following calculation: (1) the difference between Ally's starting and minimum projected Common Equity Tier 1 capital ratios under the severely adverse scenario in the supervisory stress test, plus (2) the sum of the dollar amount of Ally's planned common stock dividends for each of the fourth through seventh quarters of its nine-quarter capital planning horizon, as a percentage of RWAs. As of December 31, 2023, the stress capital buffer requirement for Ally was 2.5%.

Ally and Ally Bank are currently subject to the U.S. Basel III standardized approach for counterparty credit risk but not to the U.S. Basel III advanced approaches for credit risk or operational risk. Ally is also not currently subject to the U.S. market-risk capital rule, which applies only to banking organizations with significant trading assets and liabilities. Since Ally and Ally Bank are currently not subject to the advanced approaches risk-based capital rules, we elected to apply a one-time option to exclude most components of accumulated other comprehensive income and loss from regulatory capital. As of December 31, 2023, and December 31, 2022, Ally had $3.8 billion and $4.1 billion, respectively, of accumulated other comprehensive loss, net of applicable income taxes, that was excluded from Common Equity Tier 1 capital. Refer to the discussion below about rules proposed by the U.S. banking agencies in 2023 that would require us to recognize all components of accumulated other comprehensive income and loss in regulatory capital, except gains and losses on cash-flow hedges where the hedged items are not recognized on our balance sheet at fair value. Refer also to Note 18 for additional details about our accumulated other comprehensive loss.

Failure to satisfy regulatory-capital requirements could result in significant sanctions—such as bars or other limits on capital distributions and discretionary bonuses to executive officers, limitations on acquisitions and new activities, restrictions on our acceptance of brokered deposits, a loss of our status as an FHC, or informal or formal enforcement and other supervisory actions—and could have a significant adverse effect on the Consolidated Financial Statements or the business, results of operations, financial condition, or prospects of Ally and Ally Bank.

The risk-based capital ratios and the Tier 1 leverage ratio play a central role in PCA, which is an enforcement framework used by the U.S. banking agencies to constrain the activities of depository institutions based on their levels of regulatory capital. Five categories have been established using thresholds for the Common Equity Tier 1 risk-based capital ratio, the Tier 1 risk-based capital ratio, the total risk-based capital ratio, and the Tier 1 leverage ratio: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. FDICIA generally prohibits a depository institution from making any capital distribution, including any payment of a cash dividend or a management fee to its BHC, if the depository institution would become undercapitalized after the distribution. An undercapitalized institution is also subject to growth limitations and must submit and fulfill a capital restoration plan. Although BHCs are not subject to the PCA framework, the FRB is empowered to compel a BHC to take measures—such as the execution of financial or performance guarantees—when PCA is required in connection with one of its depository-institution subsidiaries. At both December 31, 2023, and December 31, 2022, Ally Bank met the capital ratios required to be well capitalized under the PCA framework.

Under FDICIA and the PCA framework, insured depository institutions such as Ally Bank must be well capitalized or, with a waiver from the FDIC, adequately capitalized in order to accept brokered deposits, and even adequately capitalized institutions are subject to some restrictions on the rates they may offer for brokered deposits. Our brokered deposits totaled $11.0 billion at December 31, 2023, which represented 7.1% of total deposit liabilities.

Notes to Consolidated Financial Statements

The following table summarizes our capital ratios under U.S. Basel III.

($ in millions)	December 31, 2023 Amount	December 31, 2023 Ratio	December 31, 2022 Amount	December 31, 2022 Ratio	Required minimum (a)	Well-capitalized minimum
Capital ratios						
Common Equity Tier 1 (to risk-weighted assets)						
Ally Financial Inc.	$ 15,129	9.36 %	$ 14,592	9.27 %	4.50 %	(b)
Ally Bank	17,217	11.24	17,011	11.38	4.50	6.50 %
Tier 1 (to risk-weighted assets)						
Ally Financial Inc.	$ 17,392	10.76 %	$ 16,867	10.72 %	6.00 %	6.00 %
Ally Bank	17,217	11.24	17,011	11.38	6.00	8.00
Total (to risk-weighted assets)						
Ally Financial Inc.	$ 20,055	12.41 %	$ 19,209	12.21 %	8.00 %	10.00 %
Ally Bank	19,144	12.50	18,888	12.64	8.00	10.00
Tier 1 leverage (to adjusted quarterly average assets) (c)						
Ally Financial Inc.	$ 17,392	8.67 %	$ 16,867	8.65 %	4.00 %	(b)
Ally Bank	17,217	9.07	17,011	9.23	4.00	5.00 %

(a) In addition to the minimum risk-based capital requirements for the Common Equity Tier 1 capital, Tier 1 capital, and total capital ratios, Ally and Ally Bank were required to maintain a minimum capital conservation buffer of 2.5% at both December 31, 2023, and December 31, 2022.
(b) Currently, there is no ratio component for determining whether a BHC is "well-capitalized."
(c) Federal regulatory reporting guidelines require the calculation of adjusted quarterly average assets using a daily average methodology.

On January 1, 2020, we adopted CECL. Refer to Note 1 for additional information about our allowance for loan losses accounting policy. Under a rule finalized by the FRB and other U.S. banking agencies in 2020, we delayed recognizing the estimated impact of CECL on regulatory capital until after a two-year deferral period, which for us extended through December 31, 2021. Beginning on January 1, 2022, we were required to phase in 25% of the previously deferred estimated capital impact of CECL, with an additional 25% to be phased in at the beginning of each subsequent year until fully phased in by the first quarter of 2025. The estimated impact of CECL on regulatory capital that we deferred and began phasing in on January 1, 2022, is generally calculated as the entire day-one impact at adoption plus 25% of the subsequent change in allowance during the two-year deferral period. As of December 31, 2023, the total deferred impact on Common Equity Tier 1 capital related to our adoption of CECL was $591 million.

In April 2023, in a statement accompanying the review of the FRB's supervision and regulation of SVB, FRB Vice Chair for Supervision Barr highlighted a plan to revisit the Tailoring Rules and develop stronger capital, liquidity, stress-testing, and other standards for Category IV firms like Ally. In July 2023, the U.S. banking agencies issued a proposed rule to customize and implement revisions to the global Basel III capital framework that were approved by the Basel Committee in December 2017 (commonly known as the Basel III endgame or as Basel IV). For regulatory capital, the proposed rule would eliminate the effect of the Tailoring Rules by requiring the recognition of most elements of accumulated other comprehensive income and loss and the application of deductions, limitations, and criteria for specified capital investments, minority interests, and TLAC holdings. For each of the risk-based capital ratios, a large banking organization, like Ally, would calculate and be bound by the lower of two alternatives: one version of the ratio based on an expanded risk-based approach prescribed in the proposed rule and one version of the ratio based on the standardized approach as modified by the proposed rule. All capital buffer requirements, including the stress capital buffer requirement, would apply regardless of whether the expanded risk-based approach or the standardized approach produces the lower ratio. Under the expanded risk-based approach, total RWAs would equal the sum of the RWAs for credit risk, equity risk, operational risk, market risk, and CVA risk as set forth in the proposed rule minus any amount of the banking organization's adjusted allowance for credit losses that is not included in Tier 2 capital and any amount of allocated transfer risk reserves. Under the standardized approach, total RWAs would be calculated using the existing rules with a revised methodology for determining RWAs for market risk, and a required application of the standardized approach for counterparty credit risk for derivative exposures. Category IV firms would be further required under the proposed rule to project their risk-based capital ratios under baseline conditions in their capital plans and related reports using the RWA-calculation approach that results in their binding risk-based capital ratios as of the start of the projection horizon. The proposed rule also would roll back additional elements of the Tailoring Rules by applying to Category IV firms the supplementary leverage ratio, the countercyclical capital buffer, and enhanced public disclosure and reporting requirements. Under the proposed rule, a three-year transition period from July 1, 2025, to June 30, 2028, would apply to the recognition of accumulated other comprehensive income and loss in regulatory capital and the use of the expanded risk-based approach. The phase-in of accumulated other comprehensive income and loss is expected to significantly affect our levels of regulatory capital. While we believe that this would be manageable, we also anticipate that our levels of regulatory capital would need to be gradually increased in advance of and during the proposed transition period. As for the proposed changes to RWAs, while we continue to evaluate the effects of individual provisions and the interplay among them as well as potential management actions in response, the impact is not currently expected to be significant in the aggregate if the proposed rule were adopted in its existing form. Since the proposed rule was issued, we have been engaged with research and advocacy groups to inform the rulemaking process and better understand the impacts of the proposed rule on banking organizations of various

Notes to Consolidated Financial Statements

sizes and complexities—as well as the competitive environment more broadly—and likewise encourage the U.S. banking agencies to closely study these impacts and their wider implications.

In August 2023, the U.S. banking agencies issued a proposed rule to improve the resolvability of Category IV firms, like Ally. The proposed rule would require Category II, III, and IV firms, their large consolidated banks, and other institutions to issue and maintain minimum amounts of eligible long-term debt in an amount that is the greater of (i) 6 percent of total RWAs, (ii) 3.5 percent of average total consolidated assets, and (iii) 2.5 percent of total leverage exposure. Covered insured depository institutions, like Ally Bank, that are consolidated subsidiaries of covered entities, like Ally, would be required to issue eligible long-term debt internally to a company that consolidates the covered insured depository institution, which would in turn be required to purchase that long-term debt. Only long-term debt instruments that are most readily able to absorb losses in a resolution proceeding would qualify, and the operations of covered entities would be subject to clean-holding-company requirements such as prohibitions and limitations on their liabilities to unaffiliated entities. Under the proposed rule, a transition period would apply with 25, 50, and 100 percent of the long-term-debt requirements coming into effect by the end of the first, second, and third years, respectively, after finalization of the rule. We are still assessing the impact of this proposed rule but, due to the current structure and amount of debt instruments issued by Ally and Ally Bank, we expect it to significantly affect us.

Whether and when final rules related to these proposals may be adopted and take effect, as well as what changes to the proposed rules may be reflected in any final rules after the comment periods, remain unclear. Also, beyond these proposed rules, more stringent and less tailored liquidity, stress-testing, and other standards for Category IV firms, like Ally, may be forthcoming, including those that may reinstate the LCR, require more rigorous liquidity stress testing, and return Ally to supervisory stress testing on an annual cycle.

Capital Planning and Stress Tests

Under the Tailoring Rules, we are generally subject to supervisory stress testing on a two-year cycle and exempted from mandated company-run capital stress testing requirements. We are also required to submit an annual capital plan to the FRB. Our annual capital plan must include an assessment of our expected uses and sources of capital and a description of all planned capital actions over a nine-quarter planning horizon, including any issuance of a debt or equity capital instrument, any dividend or other capital distribution, and any similar action that the FRB determines could have an impact on our capital. The plan must also include a detailed description of our process for assessing capital adequacy, including a discussion of how we, under expected and stressful conditions, will maintain capital commensurate with our risks and above the minimum regulatory capital ratios, will serve as a source of strength to Ally Bank, and will maintain sufficient capital to continue our operations by maintaining ready access to funding, meeting our obligations to creditors and other counterparties, and continuing to serve as a credit intermediary.

The Tailoring Rules align capital planning, supervisory stress testing, and stress capital buffer requirements for large banking organizations, like Ally. As a Category IV firm, Ally is expected to have the ability to elect to participate in the supervisory stress test—and receive a correspondingly updated stress capital buffer requirement—in a year in which Ally would not generally be subject to the supervisory stress test. Refer to the section titled *Basel Capital Framework* above for further discussion about our stress capital buffer requirements. During a year in which Ally does not undergo a supervisory stress test, we would receive an updated stress capital buffer requirement only to reflect our updated planned common-stock dividends. Ally was subject to the 2022 supervisory stress test and did not elect to participate in the 2023 supervisory stress test.

On January 10, 2022, our Board authorized a stock-repurchase program, permitting us to repurchase up to $2.0 billion of our common stock from time to time from the first quarter of 2022 through the fourth quarter of 2022 subject to restrictions imposed by the FRB, and an increase in our cash dividend on common stock from $0.25 per share for the fourth quarter of 2021 to $0.30 per share for the first quarter of 2022. During the year ended December 31, 2022, we repurchased $1.65 billion of common stock under our stock-repurchase program. Since the commencement of our initial stock-repurchase program in the third quarter of 2016, we have reduced the number of outstanding shares of our common stock by 37%, from 484 million as of June 30, 2016, to 302 million as of December 31, 2023. Except for repurchases made of shares withheld to cover income taxes owed by participants in our share-based incentive plans, we did not make any common-stock repurchases in 2023, and at this time, the Board has not authorized a stock-repurchase program for 2024.

We submitted our 2022 capital plan to the FRB on April 5, 2022. Ally received an updated preliminary stress capital buffer requirement from the FRB in June 2022, which was determined to be 2.5% and reflected a decline of 100 basis points relative to our prior requirement. The updated 2.5% stress capital buffer requirement was finalized in August 2022 and became effective on October 1, 2022. In February 2023, we accessed the unsecured debt capital markets and issued $500 million of additional subordinated notes, which qualify as Tier 2 capital for Ally under U.S. Basel III. We submitted our 2023 capital plan to the FRB on April 5, 2023, and received in June 2023 an updated preliminary stress capital buffer requirement that remained unchanged at 2.5%. The 2.5% stress capital buffer requirement was finalized in July 2023 and became effective on October 1, 2023.

Our ability to make capital distributions, including our ability to pay dividends or repurchase shares of our common stock, will continue to be subject to the FRB's review and our internal governance requirements, including approval by our Board. The amount and size of any future dividends and share repurchases also will be subject to various factors, including Ally's capital and liquidity positions, accounting and regulatory considerations (including any restrictions that may be imposed by the FRB and any changes to capital, liquidity, and other regulatory requirements that may be proposed or adopted by the U.S. banking agencies), the taxation of share repurchases, financial and operational performance, alternative uses of capital, common-stock price, and general market conditions, and may be extended, modified, or discontinued at any time.

Notes to Consolidated Financial Statements

The following table presents information related to our common stock and distributions to our common stockholders.

($ in millions, except per share data; shares in thousands)	Common stock repurchased during period (a)		Number of common shares outstanding		Cash dividends declared per common share (b)
	Approximate dollar value	Number of shares	Beginning of period	End of period	
2022					
First quarter	$ 584	12,548	337,941	327,306	$ 0.30
Second quarter	600	15,031	327,306	312,781	0.30
Third quarter	415	12,468	312,781	300,335	0.30
Fourth quarter	51	1,731	300,335	299,324	0.30
2023					
First quarter	$ 27	836	299,324	300,821	$ 0.30
Second quarter	2	58	300,821	301,619	0.30
Third quarter	—	5	301,619	301,630	0.30
Fourth quarter	**4**	**145**	**301,630**	**302,459**	**0.30**

(a) Includes shares of common stock withheld to cover income taxes owed by participants in our share-based incentive plans.

(b) On January 11, 2024, our Board declared a quarterly cash dividend of $0.30 per share on all common stock. The dividend was paid on February 15, 2024, to stockholders of record at the close of business on February 1, 2024.

Depository Institutions

Ally Bank is a member of the Federal Reserve System and is subject to regulation, supervision, and examination by the FRB, the UDFI, the FDIC, and the CFPB. Ally Bank is an insured depository institution and, as such, is required to file periodic reports with the FDIC about its financial condition. Total assets of Ally Bank were $186.1 billion and $181.9 billion at December 31, 2023, and 2022, respectively. Federal and Utah law place a number of conditions, limits, and other restrictions on dividends and other capital distributions that may be paid by Ally Bank to IB Finance and thus indirectly to Ally. Dividends or other distributions made by Ally Bank indirectly to Ally were $1.4 billion and $3.2 billion in 2023 and 2022, respectively.

Under rules of the FDIC, Ally Bank is required to periodically submit to the FDIC a resolution plan (commonly known as a living will) that would enable the FDIC, as receiver, to resolve Ally Bank in the event of its insolvency under the FDI Act in a manner that ensures that depositors receive access to their insured deposits within one business day of Ally Bank's failure (two business days if the failure occurs on a day other than Friday), maximizes the net present value return from the sale or disposition of its assets, and minimizes the amount of any loss realized by creditors in the resolution. In June 2021, the FDIC issued a Statement on Resolution Plans for Insured Depository Institutions, which in part establishes a three-year filing cycle for banks with $100 billion or more in total assets, like Ally Bank. In August 2023, the FDIC issued a proposed rule that would require each insured depository institution with $100 billion or more in total assets, like Ally Bank, to submit a full resolution plan with an identified strategy for ensuring timely access to insured deposits, maximizing value from the disposition of assets, minimizing any losses realized by creditors, and addressing potential financial-stability risks. Each resolution plan also would be subject to more stringent standards on its assumptions, content, and reviews. Covered insured depository institutions would need to submit a full resolution plan every two years with interim supplements in non-submission years. Ally Bank submitted its most recent resolution plan on December 1, 2022.

Insurance Companies

Some of our insurance operations—including in the United States, Canada, and Bermuda—are subject to certain minimum aggregate capital requirements, net asset and dividend restrictions, and rules and regulations promulgated by various U.S. and foreign regulatory agencies. Under state and foreign insurance laws, dividend distributions may be made only from statutory unassigned surplus with approvals required from applicable regulatory authorities for dividends in excess of statutory limitations. At December 31, 2023, the maximum dividend that could be paid by the U.S. insurance subsidiaries over the next 12 months without prior statutory approval was $112 million.

21.   Derivative Instruments and Hedging Activities

We enter into derivative instruments, which may include interest rate swaps, foreign-currency forwards, equity options, and interest rate options, in connection with our risk-management activities. Our primary objective for using derivative financial instruments is to manage interest rate risk associated with our fixed-rate and variable-rate assets and liabilities, foreign exchange risks related to our net investments in foreign subsidiaries, as well as foreign-currency denominated assets and liabilities, and other market risks related to our investment portfolio.

Interest Rate Risk

We monitor our mix of fixed-rate and variable-rate assets and liabilities and may enter into interest rate swaps, forwards, and options to achieve a more desired mix of fixed-rate and variable-rate assets and liabilities. We execute these trades to modify our exposure to interest

Notes to Consolidated Financial Statements

rate risk by converting certain fixed-rate instruments to a variable-rate and certain variable-rate instruments to a fixed-rate. We use a mix of both derivatives that qualify for hedge accounting treatment and economic hedges that do not qualify for hedge accounting treatment.

Derivatives qualifying for hedge accounting treatment can include receive-fixed swaps designated as fair value hedges of specific fixed-rate unsecured debt obligations, receive-fixed swaps designated as fair value hedges of specific fixed-rate FHLB advances, pay-fixed swaps designated as fair value hedges of securities within our available-for-sale portfolio, and pay-fixed swaps designated as fair value hedges of fixed-rate held-for-investment consumer automotive loan assets. Other derivatives qualifying for hedge accounting consist of interest rate floor contracts designated as cash flow hedges of the expected future cash flows in the form of interest receipts on a portion of our dealer floorplan commercial loans.

We have the ability to execute economic hedges, which could consist of interest rate swaps, interest rate caps, forwards, and options to mitigate interest rate risk.

We also enter into interest rate lock commitments and forward commitments that are executed as part of our mortgage business that meet the accounting definition of a derivative.

Foreign Exchange Risk

We enter into derivative financial instrument contracts to mitigate the risk associated with variability in cash flows related to our various foreign-currency exposures.

We enter into foreign-currency forwards with external counterparties as net investment hedges of foreign exchange exposure on our investment in foreign subsidiaries. Our equity is impacted by the cumulative translation adjustments resulting from the translation of foreign subsidiary results; this impact is reflected in our accumulated other comprehensive income. We also periodically enter into foreign-currency forwards to economically hedge any foreign-denominated debt, centralized lending, and foreign-denominated third-party loans. These foreign-currency forwards used as economic hedges are recorded at fair value with changes recorded as income or expense offsetting the gains and losses on the associated foreign-currency transactions.

Investment Risk

We enter into equity options to mitigate the risk associated with our exposure to the equity markets.

Credit Risk

We enter into various retail automotive-loan purchase agreements with certain counterparties. As part of those agreements, we may be required to pay the counterparty at agreed upon measurement dates and determinable amounts if actual credit performance of the acquired loans on the measurement date is better than what was estimated at the time of acquisition. Based upon these terms, these contracts meet the accounting definition of a derivative.

Counterparty Credit Risk

Derivative financial instruments contain an element of credit risk if counterparties are unable to meet the terms of the agreements. Credit risk associated with derivative financial instruments is measured as the net replacement cost should the counterparties that owe us under the contract completely fail to perform under the terms of those contracts, assuming no recoveries of underlying collateral as measured by the market value of the derivative financial instrument.

We manage our risk to financial counterparties through internal credit analysis, limits, and monitoring. Additionally, derivatives and repurchase agreements are entered into with approved counterparties using industry standard agreements.

We execute certain OTC derivatives, such as interest rate caps and floors, using bilateral agreements with financial counterparties. Bilateral agreements generally require both parties to post collateral in the event the fair values of the derivative financial instruments meet posting thresholds established under the agreements. If either party defaults on the obligation, the secured party may seize the collateral. Payments related to the exchange of collateral for OTC derivatives are recognized as collateral.

We also execute certain derivatives, such as interest rate swaps, with clearinghouses, which require us to post and receive collateral. For these clearinghouse derivatives, these payments are recognized as settlements rather than collateral.

Certain derivative instruments contain provisions that require us to either post additional collateral or immediately settle any outstanding liability balances upon the occurrence of a specified credit-risk-related event. No such specified credit-risk-related events occurred during the years ended December 31, 2023, 2022, or 2021.

We placed cash and noncash collateral with counterparties totaling $6 million and $642 million, respectively, supporting our derivative positions at December 31, 2023, compared to $2 million and $384 million of cash and noncash collateral, respectively, at December 31, 2022. These amounts include noncash collateral placed at clearinghouses and exclude cash and noncash collateral pledged under repurchase agreements. The receivables for cash collateral placed are included on our Consolidated Balance Sheet in other assets. We granted our counterparties the right to sell or pledge the noncash collateral.

Notes to Consolidated Financial Statements

We received cash collateral from counterparties totaling $31 million and $23 million at December 31, 2023, and 2022, respectively. These amounts exclude cash and noncash collateral pledged under repurchase agreements. The payables for cash collateral received are included on our Consolidated Balance Sheet in accrued expenses and other liabilities.

Balance Sheet Presentation

The following table summarizes the amounts of derivative instruments reported on our Consolidated Balance Sheet. The amounts are presented on a gross basis, are segregated by derivatives that are designated and qualifying as hedging instruments or those that are not, and are further segregated by type of contract within those two categories.

Derivative contracts in a receivable and payable position exclude open trade equity on derivatives cleared through central clearing counterparties. Any associated margin exchanged with our central clearing counterparties are treated as settlements of the derivative exposure, rather than collateral. Such payments are recognized as settlements of the derivatives contracts in a receivable and payable position on our Consolidated Balance Sheet.

Notional amounts are reference amounts from which contractual obligations are derived and are not recorded on the balance sheet. In our view, derivative notional is not an accurate measure of our derivative exposure when viewed in isolation from other factors, such as market rate fluctuations and counterparty credit risk.

| | 2023 | | | 2022 | | |
| | Derivative contracts in a | | | Derivative contracts in a | | |
December 31, ($ in millions)	receivable position	payable position	Notional amount	receivable position	payable position	Notional amount
Derivatives designated as accounting hedges						
Interest rate contracts						
Swaps	$ —	$ —	$ 35,835	$ —	$ —	$ 30,619
Purchased options	31	—	6,250	22	—	2,800
Foreign exchange contracts						
Forwards	—	6	166	—	1	151
Total derivatives designated as accounting hedges	31	6	42,251	22	1	33,570
Derivatives not designated as accounting hedges						
Interest rate contracts						
Swaps	—	—	2,000	—	—	—
Forwards	—	—	70	—	—	37
Written options	2	—	88	—	—	79
Total interest rate risk	2	—	2,158	—	—	116
Foreign exchange contracts						
Forwards	—	1	59	—	1	147
Total foreign exchange risk	—	1	59	—	1	147
Credit contracts (a)						
Other credit derivatives	—	10	n/a	—	39	n/a
Total credit risk	—	10	n/a	—	39	n/a
Equity contracts						
Written options	—	—	—	—	1	—
Purchased options	—	—	—	1	—	—
Total equity risk	—	—	—	1	1	—
Total derivatives not designated as accounting hedges	2	11	2,217	1	41	263
Total derivatives	$ 33	$ 17	$ 44,468	$ 23	$ 42	$ 33,833

n/a = not applicable

(a) The maximum potential amount of undiscounted future payments that could be required under these credit derivatives was $29 million and $82 million as of December 31, 2023, and December 31, 2022, respectively.

Notes to Consolidated Financial Statements

Ally Financial Inc. • Form 10-K

The following table presents amounts recorded on our Consolidated Balance Sheet related to cumulative basis adjustments for fair value hedges.

December 31, ($ in millions)	Carrying amount of the hedged items		Cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items					
			Total		Discontinued (a)			
	2023	2022	2023	2022	2023	2022		
Assets								
Available-for-sale securities (b)	$ 16,302	$ 11,265	$ (79)	$ (180)	$ (156)	$ (181)		
Finance receivables and loans, net (c)	54,189	46,390	(93)	(617)	(27)	(57)		
Liabilities								
Long-term debt	$ 7,750	$ 7,697	$ 100	$ 112	$ 100	$ 120		

(a) Represents the fair value hedging adjustment on qualifying hedges for which the hedging relationship was discontinued. This represents a subset of the amounts reported in the total hedging adjustment.

(b) These amounts include the amortized cost basis and unallocated basis adjustments of closed portfolios of available-for-sale securities used to designate hedging relationships in which the hedged item is the stated amount of assets in the closed portfolios anticipated to be outstanding for the designated hedge period. At December 31, 2023, and December 31, 2022, the amortized cost basis and unallocated basis adjustments of the closed portfolios used in these hedging relationships was $14.8 billion and $10.0 billion, respectively, of which $14.6 billion and $9.7 billion, respectively, represents the amortized cost basis and unallocated basis adjustments of closed portfolios designated in an active hedge relationship. At December 31, 2023, and December 31, 2022, the total cumulative basis adjustments associated with these hedging relationships was a $45 million liability and a $135 million liability, respectively, of which the portion related to discontinued hedging relationships was a $120 million liability and a $138 million liability, respectively. At December 31, 2023, and December 31, 2022, the notional amounts of the designated hedged items were $11.3 billion and $4.0 billion, respectively, with cumulative basis adjustments of a $75 million asset and a $3 million asset, respectively, which would be allocated across the entire remaining closed pool upon termination or maturity of the hedge relationship. Refer to Note 8 for a reconciliation of the amortized cost and fair value of available-for-sale securities.

(c) These amounts include the carrying value of closed portfolios of loan receivables used to designate hedging relationships in which the hedged item is the stated amount of assets in the closed portfolios anticipated to be outstanding for the designated hedge period. At December 31, 2023, and December 31, 2022, the carrying value of the closed portfolios used in these hedging relationships was $54.2 billion and $46.4 billion, respectively, of which $50.0 billion and $46.1 billion, respectively, represents the carrying value of closed portfolios designated in an active hedge relationship. At December 31, 2023, and December 31, 2022, the total cumulative basis adjustments associated with these hedging relationships was a $93 million liability and a $617 million liability, respectively, of which the portion related to discontinued hedging relationships was a $27 million liability and a $57 million liability, respectively. At December 31, 2023, and December 31, 2022, the notional amounts of the designated hedged items were $23.2 billion and $22.8 billion, respectively, with cumulative basis adjustments of a $66 million liability and a $560 million liability, respectively, which would be allocated across the entire remaining closed pool upon termination or maturity of the hedge relationship.

Statement of Income Presentation

The following table summarizes the location and amounts of gains and losses on derivative instruments not designated as accounting hedges reported in our Consolidated Statement of Income.

Year ended December 31, ($ in millions)	2023	2022	2021
Gain (loss) recognized in earnings			
Interest rate contracts			
Gain (loss) on mortgage and automotive loans, net	$ 18	$ 14	$ (12)
Other income, net of losses	(1)	8	8
Total interest rate contracts	17	22	(4)
Foreign exchange contracts			
Other operating expenses	—	8	(1)
Total foreign exchange contracts	—	8	(1)
Credit contracts			
Other income, net of losses	(5)	(2)	(24)
Total credit contracts	(5)	(2)	(24)
Equity contracts			
Other income, net of losses	(11)	—	—
Total equity contracts	(11)	—	—
Total gain (loss) recognized in earnings	$ 1	$ 28	$ (29)

Notes to Consolidated Financial Statements

The following table summarizes the location and amounts of gains and losses on derivative instruments designated as qualifying fair value and cash flow hedges reported in our Consolidated Statement of Income.

Year ended December 31, ($ in millions)	Interest and fees on finance receivables and loans			Interest and dividends on investment securities and other earning assets			Interest on deposits			Interest on long-term debt		
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Gain (loss) on fair value hedging relationships												
Interest rate contracts												
Hedged fixed-rate unsecured debt	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1	$ 1	$ 68
Derivatives designated as hedging instruments on fixed-rate unsecured debt	—	—	—	—	—	—	—	—	—	**(1)**	(1)	(68)
Hedged fixed-rate FHLB advances	—	—	—	—	—	—	—	—	—	—	(5)	—
Derivatives designated as hedging instruments on fixed-rate FHLB advances	—	—	—	—	—	—	—	—	—	—	5	—
Hedged available-for-sale securities	—	—	—	**76**	(185)	(40)	—	—	—	—	—	—
Derivatives designated as hedging instruments on available-for-sale securities	—	—	—	**(76)**	185	40	—	—	—	—	—	—
Hedged fixed-rate consumer automotive loans	**491**	(599)	(215)	—	—	—	—	—	—	—	—	—
Derivatives designated as hedging instruments on fixed-rate consumer automotive loans	**(491)**	599	215	—	—	—	—	—	—	—	—	—
Total gain on fair value hedging relationships	—	—	—	—	—	—	—	—	—	—	—	—
Gain (loss) on cash flow hedging relationships												
Interest rate contracts												
Hedged variable rate borrowings												
Reclassified from accumulated other comprehensive loss into income	—	—	—	—	—	—	—	—	(1)	—	—	—
Hedged variable-rate commercial loans												
Reclassified from accumulated other comprehensive loss into income	**14**	21	58	—	—	—	—	—	—	—	—	—
Reclassified from accumulated other comprehensive loss into income as a result of a forecasted transaction being probable not to occur	—	—	4	—	—	—	—	—	—	—	—	—
Other hedged forecasted transactions												
Reclassified from accumulated other comprehensive loss into income	—	—	—	—	—	—	—	—	—	—	(1)	—
Total gain (loss) on cash flow hedging relationships	$ **14**	$ 21	$ 62	$ —	$ —	$ —	$ —	$ —	$ (1)	$ —	$ (1)	$ —
Total amounts presented in the Consolidated Statement of Income	**$11,020**	$ 8,099	$ 6,468	**$ 1,022**	$ 841	$ 600	**$ 5,819**	$ 1,987	$ 1,045	**$ 1,001**	$ 763	$ 860

During the next 12 months, we estimate $12 million of losses will be reclassified into pretax earnings from derivatives designated as cash flow hedges.

Notes to Consolidated Financial Statements

The following table summarizes the location and amounts of gains and losses related to interest and amortization on derivative instruments designated as qualifying fair value and cash flow hedges reported in our Consolidated Statement of Income.

Year ended December 31, ($ in millions)	Interest and fees on finance receivables and loans			Interest and dividends on investment securities and other earning assets			Interest on long-term debt		
	2023	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Gain (loss) on fair value hedging relationships									
Interest rate contracts									
Amortization of deferred unsecured debt basis adjustments	$ —	$ —	$ —	$ —	$ —	$ —	$ **9**	$ 5	$ 4
Interest for qualifying accounting hedges of unsecured debt	—	—	—	—	—	—	—	1	5
Amortization of deferred secured debt basis adjustments (FHLB advances)	—	—	—	—	—	—	**2**	(3)	(13)
Amortization of deferred basis adjustments of available-for-sale securities	—	—	—	**23**	17	(4)	—	—	—
Interest for qualifying accounting hedges of available-for-sale securities	—	—	—	**134**	(1)	(6)	—	—	—
Amortization of deferred loan basis adjustments	**32**	18	(46)	—	—	—	—	—	—
Interest for qualifying accounting hedges of consumer automotive loans held for investment	**616**	129	(122)	—	—	—	—	—	—
Total gain (loss) on fair value hedging relationships	$ **648**	$ 147	$ (168)	$ **157**	$ 16	$ (10)	$ **11**	$ 3	$ (4)

The following table summarizes the effect of cash flow hedges on accumulated other comprehensive loss.

Year ended December 31, ($ in millions)	**2023**	2022	2021
Interest rate contracts			
Loss recognized in other comprehensive income (loss)	$ **(36)**	$ (23)	$ (61)

The following table summarizes the effect of net investment hedges on accumulated other comprehensive loss.

Year ended December 31, ($ in millions)	**2023**	2022	2021
Foreign exchange contracts (a) (b)			
(Loss) gain recognized in other comprehensive income (loss)	$ **(3)**	$ 8	$ —

(a) There were no amounts excluded from effectiveness testing for the years ended December 31, 2023, 2022, or 2021.
(b) Gains and losses reclassified from accumulated other comprehensive loss are reported as other income, net of losses, in the Consolidated Statement of Income. There were no amounts reclassified for the years ended December 31, 2023, 2022, or 2021.

Notes to Consolidated Financial Statements

22. Income Taxes

The significant components of income tax expense from continuing operations were as follows.

Year ended December 31, ($ in millions)		2023		2022		2021
Current income tax expense						
U.S. federal	$	85	$	1	$	502
Foreign		5		3		4
State and local		36		9		168
Total current expense		126		13		674
Deferred income tax (benefit) expense						
U.S. federal		(57)		493		151
Foreign		(1)		(1)		—
State and local		(7)		61		(35)
Total deferred (benefit) expense		(65)		553		116
Other tax expense (a)		—		61		—
Total income tax expense from continuing operations	$	61	$	627	$	790

(a) Represents the realization of stranded tax amounts, under the portfolio method, connected to our qualified defined benefit pension plan that was settled during the year ended December 31, 2022. These stranded tax amounts had accumulated in other comprehensive loss over time. Refer to Note 18 for additional information.

A reconciliation of income tax expense from continuing operations with the amounts at the statutory U.S. federal income tax rate is shown in the following table.

Year ended December 31, ($ in millions)		2023		2022		2021
Statutory U.S. federal tax expense	$	227	$	492	$	810
Change in tax resulting from						
Tax credits, excluding expirations		(133)		(73)		(58)
Valuation allowance change, excluding expirations		(91)		54		(78)
Nondeductible expenses		44		31		30
Unrecognized tax benefits		38		(4)		—
Tax law enactment		(18)		—		(1)
State and local income taxes, net of federal income tax benefit		(4)		77		106
Settlement of qualified defined benefit pension plan		—		61		—
Other, net		(2)		(11)		(19)
Total income tax expense from continuing operations	$	61	$	627	$	790

For the year ended December 31, 2023, consolidated income tax expense from continuing operations was largely driven by pretax earnings, partially offset by an income tax benefit related to various tax credits, as well as the release of the valuation allowance on foreign tax credit carryforwards. The release of the valuation allowance was primarily driven by the identification and execution of a tax planning strategy allowing for additional utilization of foreign tax credits. For the year ended December 31, 2022, consolidated income tax expense from continuing operations was largely driven by pretax earnings, the settlement of our qualified defined benefit pension plan, and an increase of the valuation allowance on foreign tax credit carryforwards, partially offset by an income tax benefit related to various tax credits. The increase in the valuation allowance was primarily driven by a reduction in forecasted foreign-sourced income caused by revised estimates from certain previously executed and forecasted securitization transactions. During 2022, we lowered our income tax benefit from these securitization transactions due to the recharacterization of certain income that was previously foreign-sourced income as domestically sourced and higher interest expense assumptions. For the year ended December 31, 2021, consolidated income tax expense from continuing operations was largely driven by pretax earnings for the year, partially offset by an income tax benefit from the release of valuation allowance on foreign tax credit carryforwards during the second quarter of 2021. The release of valuation allowance was primarily driven by an increase in forecasted foreign-sourced income related to our capacity to engage in certain securitization transactions and the market demand from investors related to these transactions, coupled with the anticipated timing of the forecasted expiration of foreign tax credit carryforwards, resulting in a nonrecurring tax benefit.

We record rehabilitation, energy, and clean vehicle tax credits as part of our investment tax credit category. Under the flow-through method, the tax credits are recognized as a reduction to current income tax expense. During each of the years ended December 31, 2023, 2022 and 2021, we recorded $4 million of rehabilitation tax credit benefits and $1 million of energy tax credit benefits, respectively. There were no

Notes to Consolidated Financial Statements

corresponding deferred tax balances for rehabilitation tax credits and energy tax credits as of December 31, 2023, and 2021, due to full utilization. As of December 31, 2022, the deferred tax balance for rehabilitation tax credits and energy tax credits were $4 million and $1 million, respectively. Additionally, during the year ended December 31, 2023, we recorded a $99 million clean vehicle tax credit benefit, with a corresponding deferred tax balance of the same amount.

The significant components of deferred tax assets and liabilities are reflected in the following table.

December 31, ($ in millions)	2023	2022
Deferred tax assets		
Adjustments to securities and hedging transactions (a)	$ **1,066**	$ 1,095
Adjustments to loan value	**569**	822
Tax credit carryforwards	**500**	960
State and local taxes	**305**	310
Fixed assets	**165**	101
U.S. federal tax loss carryforwards (b)	**8**	428
Other	**418**	369
Gross deferred tax assets	**3,031**	4,085
Valuation allowance (c)	**(176)**	(644)
Deferred tax assets, net of valuation allowance	**2,855**	3,441
Deferred tax liabilities		
Lease transactions	**1,134**	1,831
Deferred acquisition costs	**387**	394
Other	**121**	145
Gross deferred tax liabilities	**1,642**	2,370
Net deferred tax assets (d)	$ **1,213**	$ 1,071

(a) Securities include deferred tax assets related to available-for-sale securities, held-to-maturity securities, and equity securities. At December 31, 2023, and 2022, there were $808 million and $1.0 billion of deferred tax assets related to available-for-sale securities, respectively.

(b) Primarily the result of switching from 100% bonus depreciation to MACRS depreciation for 2022 operating lease originations at the filing of the 2022 tax return.

(c) The valuation allowance decreased $468 million to $176 million at December 31, 2023, as a result of a $359 million reduction related to the expiration of foreign tax credit carryforwards, as well as a $109 million release of valuation allowance predominantly related to the identification and execution of a tax planning strategy.

(d) Amounts include $1.2 billion and $1.1 billion of net deferred tax assets included in other assets on our Consolidated Balance Sheet for tax jurisdictions in a total net deferred tax asset position, and $10 million and $16 million included in accrued expenses and other liabilities on our Consolidated Balance Sheet for tax jurisdictions in a total net deferred tax liability position at December 31, 2023, and 2022, respectively.

As of each reporting date, we consider existing evidence, both positive and negative, that could impact our view with regard to future realization of deferred tax assets. We continue to believe it is more likely than not that the benefit for certain foreign tax credit carryforwards and state net operating loss carryforwards will not be realized. In recognition of this risk, we continue to provide a partial valuation allowance on the deferred tax assets relating to these carryforwards and it is reasonably possible that the valuation allowance may change in the next 12 months.

The following table summarizes net deferred tax assets including related valuation allowances at December 31, 2023.

($ in millions)	Deferred tax asset		Valuation allowance		Net deferred tax asset		Years of expiration
Tax credit carryforwards							
General business credits	$	236	$	—	$	236	2042–2043
Foreign tax credits		136		(41)		95	2024–2033
CAMT credits		128		—		128	Indefinite
Total tax credit carryforwards		500		(41)		459	
Tax loss carryforwards							
Net operating losses — state		171 (a)		(135)		36	2024–Indefinite
Net operating losses — federal		8		—		8	2028–Indefinite
Total U.S. federal and state tax loss carryforwards		179		(135)		44	
Other net deferred tax assets		710		—		710	n/a
Net deferred tax assets (liabilities)	$	1,389	$	(176)	$	1,213	

n/a = not applicable
(a) State net operating loss carryforwards are included in the state and local taxes and other liabilities totals disclosed in our deferred inventory table above.

On August 16, 2022, President Biden signed the Inflation Reduction Act into law. The Inflation Reduction Act includes a new Federal CAMT, first effective in 2023, which is based on 15% of an applicable corporation's adjusted financial statement income. A corporation is subject to the CAMT if its average pre-tax adjusted financial statement income over the three prior years is greater than $1 billion. A corporation's CAMT liability is payable to the extent the CAMT liability exceeds the regular corporate income tax liability. Any CAMT paid would be indefinitely available as a credit carryforward that could reduce future regular corporate income tax in excess of CAMT. As an applicable corporation, we recorded a CAMT liability of $128 million and a corresponding deferred tax asset for the CAMT credit carryforward as of December 31, 2023, which resulted in no impact to total income tax expense.

As of December 31, 2023, we have recognized insignificant deferred tax liabilities for incremental U.S. federal taxes that stem from temporary differences related to investment in foreign subsidiaries or corporate joint ventures as there is no assertion of indefinite reinvestment outside of the United States.

The following table provides a reconciliation of the beginning and ending amount of unrecognized tax benefits.

($ in millions)		2023		2022		2021
Balance at January 1,	$	46	$	53	$	53
Additions based on tax positions related to the current year		—		—		—
Additions for tax positions of prior years		48		2		7
Reductions for tax positions of prior years		(2)		(2)		(7)
Settlements		(1)		(7)		—
Expiration of statute of limitations		—		—		—
Balance at December 31,	$	91	$	46	$	53

Included in the unrecognized tax benefits balances are some items, the recognition of which would not affect the effective tax rate, such as the tax effect of certain temporary differences and the portion of gross state unrecognized tax benefits that would be offset by the tax benefit of the associated U.S. federal deduction. The balance of unrecognized tax benefits that, if recognized, would affect our effective tax rate is $75 million for the year ended December 31, 2023, $36 million for the year ended December 31, 2022, and $42 million for the year ended December 31, 2021.

We recognize accrued interest and penalties related to uncertain income tax positions in interest expense and other operating expenses, respectively. As of December 31, 2023, the cumulative accrued balance for interest and penalties was $6 million, and interest and penalties of $3 million were accrued during the year ended December 31, 2023. As of December 31, 2022, the cumulative accrued balance for interest and penalties was $3 million, and penalties of $2 million were accrued during the year ended December 31, 2022. As of December 31, 2021, the cumulative accrued balance for interest and penalties was $1 million, and interest and penalties of less than $1 million were accrued during the year ended December 31, 2021.

It is reasonably possible that the unrecognized tax benefits will decrease by up to $78 million over the next 12 months if certain tax matters ultimately settle with the applicable taxing jurisdictions.

We file tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. Our most significant operations are in the United States and Canada. The oldest tax years that remain subject to examination for those jurisdictions are 2019 and 2011, respectively.

Notes to Consolidated Financial Statements

23. Share-based Compensation Plans

Awards of equity-based compensation to our named executive officers and other employees are governed by the Company's ICP, which was approved by the Company's stockholders and amended and restated effective as of May 4, 2021. These awards primarily take the form of (1) stock-settled and cash-settled PSUs that vest in whole on the third anniversary of the grant date, subject to the achievement of applicable performance goals and continued employment through that time, and (2) stock-settled RSUs that vest one-third on each of the first, second, and third anniversaries of the grant date, in each case, subject to continued employment through that time. Other awards—such as those granted under our #OwnIt Annual Grant Program—may take the form of RSUs that vest in whole on the third anniversary of the grant date, subject to continued employment through that time. For PSUs and RSUs, any dividends declared over the vesting period are accumulated and paid at or after the time of settlement. All awards under the ICP are structured to align with the Company's performance, prudent but not excessive risk-taking, long-term value creation for our stockholders, and other elements of our compensation philosophy. Awards also typically include provisions that address vesting and settlement in the case of a qualifying termination or retirement. The ICP is administered by the Compensation, Nominating, and Governance Committee of our Board.

At December 31, 2023, we had approximately 35.6 million shares available for future grants of equity-based awards under the ICP. Equity-based awards that settle in Ally common stock are classified as equity awards under GAAP, and the cost of the awards is ratably charged to compensation and benefits expense in our Consolidated Statement of Income over their applicable service period based on the grant date fair value of Ally common stock. Equity-based awards that settle in cash are subject to liability accounting, with the expense adjusted to fair value based on changes in the share price of Ally common stock up to the settlement date. We had non-vested stock-settled and cash-settled PSUs and RSUs outstanding of approximately 6.7 million and 0.4 million, respectively, at December 31, 2023. We recognized expense related to PSUs and RSUs of $127 million, $100 million, and $140 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The following table presents the changes in outstanding non-vested PSUs and RSUs activity for share-settled awards during 2023.

(in thousands, except per share data)	Number of units		Weighted-average grant date fair value per share
RSUs and PSUs			
Outstanding non-vested at January 1, 2023	5,088	$	40.83
Granted	5,314		29.91
Vested	(3,291)		34.60
Forfeited	(416)		34.56
Outstanding non-vested at December 31, 2023	6,695		35.68

24. Fair Value

Fair Value Measurements

For purposes of this disclosure, fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market in an orderly transaction between market participants at the measurement date under current market conditions. Fair value is based on the assumptions we believe market participants would use when pricing an asset or liability. Additionally, entities are required to consider all aspects of nonperformance risk, including the entity's own credit standing, when measuring the fair value of a liability.

U.S. GAAP specifies a three-level hierarchy that is used when measuring and disclosing fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. The following is a description of the three hierarchy levels.

Level 1   Inputs are quoted prices in active markets for identical assets or liabilities at the measurement date. Additionally, the entity must have the ability to access the active market, and the quoted prices cannot be adjusted by the entity.

Level 2   Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3   Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management's best assumptions of how market participants would price the assets or liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

Notes to Consolidated Financial Statements

Judgment is used in estimating inputs to our internal valuation models used to estimate our Level 3 fair value measurements. Level 3 inputs such as interest rate movements, prepayment speeds, credit losses, and discount rates are inherently difficult to estimate. Changes to these inputs can have a significant effect on fair value measurements and amounts that could be realized.

The following are descriptions of the valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models, and significant assumptions utilized.

- *Equity securities* — We hold various marketable equity securities measured at fair value with changes in fair value recognized in net income. Measurements based on observable market prices are classified as Level 1.

- *Available-for-sale securities* — We carry our available-for-sale securities at fair value based on external pricing sources. We classify our securities as Level 1 when fair value is determined using quoted prices available for the same instruments trading in active markets. We classify our securities as Level 2 when fair value is determined using prices for similar instruments trading in active markets. We perform pricing validation procedures for our available-for-sale securities.

- *Derivative instruments* — We enter into a variety of derivative financial instruments as part of our risk-management strategies. Certain of these derivatives are exchange traded, such as equity options. To determine the fair value of these instruments, we utilize the quoted market prices for those particular derivative contracts; therefore, we classified these contracts as Level 1.

  We also execute OTC and centrally cleared derivative contracts, such as interest rate swaps, foreign-currency denominated forward contracts, caps, floors, and agency to-be-announced securities. We utilize third-party-developed valuation models that are widely accepted in the market to value these derivative contracts. The specific terms of the contract and market observable inputs (such as interest rate forward curves, interpolated volatility assumptions, or equity pricing) are used in the model. We classified these derivative contracts as Level 2 because all significant inputs into these models were market observable.

  We also enter into interest rate lock commitments and forward commitments that are executed as part of our mortgage business, certain of which meet the accounting definition of a derivative and therefore are recorded as derivatives on our Consolidated Balance Sheet. Interest rate lock commitments are valued using internal pricing models with unobservable inputs, so they are classified as Level 3.

  We purchase automotive finance receivables and loans from third parties as part of forward flow arrangements and, from time-to-time, execute opportunistic ad-hoc bulk purchases. As part of those agreements, we may be required to pay the counterparty at agreed upon measurement dates and determinable amounts if actual credit performance of the acquired loans on the measurement date is better than what was estimated at the time of acquisition. Because these contracts meet the accounting definition of a derivative, we recognize a liability at fair value for these deferred purchase price payments. The fair value of these liabilities is determined using a discounted cash flow method. To estimate cash flows, we utilize various significant assumptions, including market observable inputs (for example, forward interest rates) and internally developed inputs (for example, prepayment speeds, delinquency levels, and expected credit losses). These liabilities are valued using internal loss models with unobservable inputs, and are classified as Level 3.

  We are required to consider all aspects of nonperformance risk, including our own credit standing, when measuring fair value of derivative assets and liabilities. We reduce credit risk on the majority of our derivatives by entering into legally enforceable agreements that enable the posting and receiving of collateral associated with the fair value of our derivative positions on an ongoing basis. In the event that we do not enter into legally enforceable agreements that enable the posting and receiving of collateral, we will consider our credit risk in the valuation of derivative liabilities through a DVA and the credit risk of our counterparties in the valuation of derivative assets through a CVA, if warranted. When measuring these valuation adjustments, we generally use credit default swap spreads.

Notes to Consolidated Financial Statements

Recurring Fair Value

The following tables display the assets and liabilities measured at fair value on a recurring basis including financial instruments elected for the fair value option. We often economically hedge the fair value change of our assets or liabilities with derivatives. The tables below display the hedges separately from the hedged items; therefore, they do not directly display the impact of our risk-management activities.

December 31, 2023 (*$ in millions*)	Recurring fair value measurements			
	Level 1	Level 2	Level 3	Total
Assets				
Investment securities				
Equity securities (a) (b)	$ 765	$ —	$ 1	$ 766
Available-for-sale securities				
Debt securities				
U.S. Treasury and federal agencies	2,075	—	—	2,075
U.S. States and political subdivisions	—	649	9	658
Foreign government	51	132	—	183
Agency mortgage-backed residential	—	15,384	—	15,384
Mortgage-backed residential	—	225	—	225
Agency mortgage-backed commercial	—	3,758	—	3,758
Asset-backed	—	332	—	332
Corporate debt	—	1,800	—	1,800
Total available-for-sale securities	2,126	22,280	9	24,415
Mortgage loans held-for-sale (c)	—	25	—	25
Other assets				
Derivative contracts in a receivable position				
Interest rate	—	31	2	33
Total derivative contracts in a receivable position	—	31	2	33
Total assets	$ 2,891	$ 22,336	$ 12	$ 25,239
Liabilities				
Accrued expenses and other liabilities				
Derivative contracts in a payable position				
Foreign currency	$ —	$ 7	$ —	$ 7
Credit contracts	—	—	10	10
Total derivative contracts in a payable position	—	7	10	17
Total liabilities	$ —	$ 7	$ 10	$ 17

(a)   Our direct investment in any one industry did not exceed 11%. The concentration calculation excludes our investment in mutual funds and ETFs.
(b)   Excludes $44 million of equity securities that are measured at fair value using the net asset value practical expedient and therefore are not classified in the fair value hierarchy.
(c)   Carried at fair value due to fair value option elections.

Notes to Consolidated Financial Statements

December 31, 2022 ($ in millions)		Level 1		Level 2		Level 3		Total
		Recurring fair value measurements						
Assets								
Investment securities								
Equity securities (a) (b)	$	642	$	—	$	1	$	643
Available-for-sale securities								
Debt securities								
U.S. Treasury and federal agencies		2,016		—		—		2,016
U.S. States and political subdivisions		—		756		4		760
Foreign government		39		107		—		146
Agency mortgage-backed residential		—		16,633		—		16,633
Mortgage-backed residential		—		4,299		—		4,299
Agency mortgage-backed commercial		—		3,535		—		3,535
Asset-backed		—		433		—		433
Corporate debt		—		1,719		—		1,719
Total available-for-sale securities		2,055		27,482		4		29,541
Mortgage loans held-for-sale (c)		—		13		—		13
Finance receivables and loans, net								
Consumer other (c)		—		—		3		3
Other assets								
Derivative contracts in a receivable position								
Interest rate		—		22		—		22
Equity contracts		1		—		—		1
Total derivative contracts in a receivable position		1		22		—		23
Total assets	$	2,698	$	27,517	$	8	$	30,223
Liabilities								
Accrued expenses and other liabilities								
Derivative contracts in a payable position								
Foreign currency	$	—	$	2	$	—	$	2
Credit contracts		—		—		39		39
Equity contracts		1		—		—		1
Total derivative contracts in a payable position		1		2		39		42
Total liabilities	$	1	$	2	$	39	$	42

(a) Our direct investment in any one industry did not exceed 15%. The concentration calculation excludes our investment in mutual funds and ETFs.

(b) Excludes $38 million of equity securities that are measured at fair value using the net asset value practical expedient and therefore are not classified in the fair value hierarchy.

(c) Carried at fair value due to fair value option elections.

Notes to Consolidated Financial Statements

The following tables present the reconciliation for all Level 3 assets and liabilities measured at fair value on a recurring basis. We often economically hedge the fair value change of our assets or liabilities with derivatives and other financial instruments. The Level 3 items presented below may be hedged by derivatives and other financial instruments that are classified as Level 1 or Level 2. Thus, the following tables do not fully reflect the impact of our risk-management activities.

($ in millions)	Equity securities (a)		Available-for-sale securities		Finance receivables and loans, net (b) (c)	
	2023	2022	2023	2022	2023	2022
Assets						
Fair value at January 1,	$ 1	$ 9	$ 4	$ 9	$ 3	$ 7
Net realized/unrealized gains (losses)						
Included in earnings	—	1	—	—	—	(1)
Included in OCI	—	—	—	—	—	—
Purchases	—	—	5	6	—	12
Sales	—	(9)	—	—	—	—
Issuances	—	—	—	—	—	—
Settlements	—	—	—	(11)	(3)	(15)
Transfers into Level 3	—	—	—	—	—	—
Transfers out of Level 3	—	—	—	—	—	—
Fair value at December 31,	$ 1	$ 1	$ 9	$ 4	$ —	$ 3
Net unrealized losses still held at December 31,						
Included in earnings	$ —	$ —	$ —	$ —	$ —	$ —
Included in OCI	—	—	—	—	—	—

(a) Net realized/unrealized gains are reported as other gain (loss) on investments, net, in the Consolidated Statement of Income.
(b) Carried at fair value due to fair value option elections.
(c) Net realized/unrealized losses are reported as other income, net of losses, in the Consolidated Statement of Income.

($ in millions)	Derivative liabilities, net of derivative assets (a)	
	2023	2022
Liabilities		
Fair value at January 1,	$ 39	$ 53
Net realized/unrealized gains		
Included in earnings	(11)	(5)
Included in OCI	—	—
Purchases	—	—
Sales	—	—
Issuances	—	—
Settlements	(34)	(19)
Transfers into Level 3	—	—
Transfers out of Level 3 (b)	14	10
Fair value at December 31,	$ 8	$ 39
Net unrealized gains still held at December 31,		
Included in earnings	$ (7)	$ (11)
Included in OCI	—	—

(a) Net realized/unrealized gains are reported as gain on mortgage and automotive loans, net, and other income, net of losses, in the Consolidated Statement of Income.
(b) Represents the settlement value of interest rate derivative assets that are transferred to loans held-for-sale within Level 2 of the fair value hierarchy during the years ended December 31, 2023, and December 31, 2022. These transfers are deemed to have occurred at the end of the reporting period.

Nonrecurring Fair Value

We may be required to measure certain assets and liabilities at fair value from time to time. These periodic fair value measures typically result from the application of lower-of-cost or fair value accounting or certain impairment measures. These items would constitute nonrecurring fair value measures.

The following tables display assets and liabilities measured at fair value on a nonrecurring basis and still held at December 31, 2023, and December 31, 2022, respectively. The amounts are generally as of the end of each period presented, which approximate the fair value measurements that occurred during each period. This table excludes assets of operations held-for-sale and refer to Note 2 for additional information.

December 31, 2023 ($ in millions)	Nonrecurring fair value measurements				Lower-of-cost-or-fair-value reserve, valuation reserve, or cumulative adjustments	Total gain (loss) included in earnings
	Level 1	Level 2	Level 3	Total		
Assets						
Loans held-for-sale, net	$ —	$ —	$ 375	$ 375	$ —	n/m (a)
Commercial finance receivables and loans, net (b)						
Automotive	—	—	6	6	—	n/m (a)
Other	—	—	49	49	(43)	n/m (a)
Total commercial finance receivables and loans, net	—	—	55	55	(43)	n/m (a)
Other assets						
Nonmarketable equity investments	—	—	1	1	1	n/m (a)
Repossessed and foreclosed assets (c)	—	—	10	10	(1)	n/m (a)
Total assets	$ —	$ —	$ 441	$ 441	$ (43)	n/m

n/m = not meaningful
(a) We consider the applicable valuation allowance, allowance for loan losses, or cumulative adjustments to be the most relevant indicator of the impact on earnings caused by the fair value measurement. Accordingly, the table above excludes total gains and losses included in earnings for these items. The carrying values are inclusive of the respective valuation reserve, loan loss allowance, or cumulative adjustment.
(b) Represents collateral-dependent loans held for investment for which a nonrecurring measurement was made. The related allowance for loan losses represents the cumulative fair value adjustments for those specific receivables.
(c) The allowance provided for repossessed and foreclosed assets represents any cumulative valuation adjustment recognized to adjust the assets to fair value.

December 31, 2022 ($ in millions)	Nonrecurring fair value measurements				Lower-of-cost-or-fair-value reserve, valuation reserve, or cumulative adjustments	Total gain (loss) included in earnings
	Level 1	Level 2	Level 3	Total		
Assets						
Loans held-for-sale, net	$ —	$ —	$ 641	$ 641	$ —	n/m (a)
Commercial finance receivables and loans, net (b)						
Automotive	—	—	3	3	—	n/m (a)
Other	—	—	39	39	(89)	n/m (a)
Total commercial finance receivables and loans, net	—	—	42	42	(89)	n/m (a)
Other assets						
Nonmarketable equity investments	—	—	12	12	3	n/m (a)
Repossessed and foreclosed assets (c)	—	—	5	5	—	n/m (a)
Total assets	$ —	$ —	$ 700	$ 700	$ (86)	n/m

n/m = not meaningful
(a) We consider the applicable valuation allowance, allowance for loan losses, or cumulative adjustments to be the most relevant indicator of the impact on earnings caused by the fair value measurement. Accordingly, the table above excludes total gains and losses included in earnings for these items. The carrying values are inclusive of the respective valuation reserve, loan loss allowance, or cumulative adjustment.
(b) Represents collateral-dependent loans held for investment for which a nonrecurring measurement was made. The related allowance for loan losses represents the cumulative fair value adjustments for those specific receivables.
(c) The allowance provided for repossessed and foreclosed assets represents any cumulative valuation adjustment recognized to adjust the assets to fair value.

Notes to Consolidated Financial Statements

Fair Value Option for Financial Assets

We elected the fair value option for an insignificant amount of conforming mortgage loans held-for-sale and certain personal lending finance receivables. We elected the fair value option for conforming mortgage loans held-for-sale to mitigate earnings volatility by better matching the accounting for the assets with the related derivatives. We elected the fair value option for certain personal lending finance receivables to mitigate the complexities of recording these loans at amortized cost. Our intent in electing fair value measurement was to mitigate a divergence between accounting gains or losses and economic exposure for certain assets and liabilities.

Fair Value of Financial Instruments

The following table presents the carrying and estimated fair value of financial instruments, except for those recorded at fair value on a recurring basis presented in the previous section of this note titled *Recurring Fair Value.* This table excludes assets of operations held-for-sale and refer to Note 2 for additional information. When possible, we use quoted market prices to determine fair value. Where quoted market prices are not available, the fair value is internally derived based on appropriate valuation methodologies with respect to the amount and timing of future cash flows and estimated discount rates. However, considerable judgment is required in interpreting current market data to develop the market assumptions and inputs necessary to estimate fair value. As such, the actual amount received to sell an asset or the amount paid to settle a liability could differ from our estimates. Fair value information presented herein was based on information available at December 31, 2023, and December 31, 2022.

($ in millions)	Carrying value	Estimated fair value			
		Level 1	Level 2	Level 3	Total
December 31, 2023					
Financial assets					
Held-to-maturity securities	$ 4,680	$ —	$ 4,729	$ —	$ 4,729
Loans held-for-sale, net	375	—	—	375	375
Finance receivables and loans, net	135,852	—	—	137,244	137,244
FHLB/FRB stock (a)	784	—	784	—	784
Financial liabilities					
Deposit liabilities	$ 55,187	$ —	$ —	$ 55,311	$ 55,311
Short-term borrowings	3,297	—	—	3,335	3,335
Long-term debt	17,570	—	12,789	5,749	18,538
December 31, 2022					
Financial assets					
Held-to-maturity securities	$ 1,062	$ —	$ 884	$ —	$ 884
Loans held-for-sale, net	641	—	—	641	641
Finance receivables and loans, net	132,034	—	—	133,856	133,856
FHLB/FRB stock (a)	719	—	719	—	719
Financial liabilities					
Deposit liabilities	$ 42,336	$ —	$ —	$ 41,909	$ 41,909
Short-term borrowings	2,399	—	—	2,417	2,417
Long-term debt	17,762	—	12,989	5,263	18,252

(a) Included in other assets on our Consolidated Balance Sheet.

In addition to the financial instruments presented in the above table, we have various financial instruments for which the carrying value approximates the fair value due to their short-term nature and limited credit risk. These instruments include cash and cash equivalents, restricted cash, cash collateral, accrued interest receivable, accrued interest payable, trade receivables and payables, and other short-term receivables and payables. Included in cash and cash equivalents are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value due to interest rate, quoted price, or penalty on withdrawal. Classified as Level 1 under the fair value hierarchy, cash and cash equivalents generally expose us to limited credit risk and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

25. Offsetting Assets and Liabilities

Our derivative contracts and repurchase/reverse repurchase transactions are generally supported by qualifying master netting and master repurchase agreements. These agreements are legally enforceable bilateral agreements that (i) create a single legal obligation for all individual transactions covered by the agreement to the nondefaulting entity upon an event of default of the counterparty, including bankruptcy,

insolvency, or similar proceeding, and (ii) provide the nondefaulting entity the right to accelerate, terminate, and close-out on a net basis all transactions under the agreement and to liquidate or set off collateral promptly upon an event of default of the counterparty.

To further mitigate the risk of counterparty default related to derivative instruments, we maintain collateral agreements with certain counterparties. The agreements require both parties to maintain collateral in the event the fair values of the derivative financial instruments meet established thresholds. In the event that either party defaults on the obligation, the secured party may seize the collateral. Generally, our collateral arrangements are bilateral such that we and the counterparty post collateral for the obligation. Contractual terms provide for standard and customary exchange of collateral based on changes in the market value of the outstanding derivatives. A party posts additional collateral when their obligation rises or removes collateral when it falls, such that the net replacement cost of the nondefaulting party is covered in the event of counterparty default.

In certain instances, as it relates to our derivative instruments, we have the option to report derivative assets and liabilities as well as assets and liabilities associated with cash collateral received or delivered that is governed by a master netting agreement on a net basis as long as certain qualifying criteria are met. Similarly, for our repurchase/reverse repurchase transactions, we have the option to report recognized assets and liabilities subject to a master netting agreement on a net basis if certain qualifying criteria are met. At December 31, 2023, these instruments are reported as gross assets and gross liabilities on the Consolidated Balance Sheet. For additional information on derivative instruments and hedging activities, refer to Note 21.

The composition of offsetting derivative instruments, financial assets, and financial liabilities was as follows.

December 31, (\$ in millions)	Gross amounts of recognized assets/ liabilities	Gross amounts offset on the Consolidated Balance Sheet	Net amounts of assets/ liabilities presented on the Consolidated Balance Sheet	Gross amounts not offset on the Consolidated Balance Sheet		Net amount
				Financial instruments	Collateral (a) (b) (c)	
2023						
Assets						
Derivative assets (d)	\$ 33	\$ —	\$ 33	\$ —	\$ (31)	\$ 2
Total assets	\$ 33	\$ —	\$ 33	\$ —	\$ (31)	\$ 2
Liabilities						
Derivative liabilities (e)	\$ 17	\$ —	\$ 17	\$ —	\$ (6)	\$ 11
Securities sold under agreements to repurchase (f)	747	—	747	—	(747)	—
Total liabilities	\$ 764	\$ —	\$ 764	\$ —	\$ (753)	\$ 11
2022						
Assets						
Derivative assets	\$ 23	\$ —	\$ 23	\$ (1)	\$ (22)	\$ —
Total assets	\$ 23	\$ —	\$ 23	\$ (1)	\$ (22)	\$ —
Liabilities						
Derivative liabilities (e)	\$ 42	\$ —	\$ 42	\$ (1)	\$ (1)	\$ 40
Securities sold under agreements to repurchase (f)	499	—	499	—	(499)	—
Total liabilities	\$ 541	\$ —	\$ 541	\$ (1)	\$ (500)	\$ 40

(a) Financial collateral received/pledged shown as a balance based on the sum of all net asset and liability positions between Ally and each individual derivative counterparty.
(b) Amounts disclosed are limited to the financial asset or liability balance and, accordingly, exclude excess collateral received or pledged and noncash collateral received. We do not record noncash collateral received on our Consolidated Balance Sheet unless certain conditions are met.
(c) Certain agreements grant us the right to sell or pledge the noncash assets we receive as collateral. We have not sold or pledged any of the noncash collateral received under these agreements.
(d) Includes derivative assets with no offsetting arrangements of \$2 million as of December 31, 2023.
(e) Includes derivative liabilities with no offsetting arrangements of \$10 million and \$39 million as of December 31, 2023, and December 31, 2022, respectively.
(f) For additional information on securities sold under agreements to repurchase, refer to Note 15.

26. Segment Information

Operating segments are defined as components of an enterprise that engage in business activity from which revenues are earned and expenses incurred for which discrete financial information is available that is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance.

Notes to Consolidated Financial Statements

We report our results of operations on a business-line basis through four operating segments: Automotive Finance operations, Insurance operations, Mortgage Finance operations, and Corporate Finance operations, with the remaining activity reported in Corporate and Other. The operating segments are determined based on the products and services offered, and reflect the manner in which financial information is currently evaluated by management. The following is a description of each of our reportable operating segments.

Dealer Financial Services

Dealer Financial Services comprises the following two segments.

- *Automotive Finance operations* — One of the largest full-service automotive finance operations in the United States providing automotive financing services to consumers, automotive dealers and retailers, companies, and municipalities. Our automotive finance services include providing retail installment sales contracts, loans and operating leases, offering term loans to dealers, financing dealer floorplans and other lines of credit to dealers, warehouse lines to automotive retailers, fleet financing, providing financing to companies and municipalities for the purchase or lease of vehicles, and vehicle-remarketing services.

- *Insurance operations* — A complementary automotive-focused business offering both consumer finance protection and insurance products sold primarily through the automotive dealer channel, and commercial insurance products sold directly to dealers. As part of our focus on offering dealers a broad range of consumer financial and insurance products, we provide VSCs, VMCs, and GAP products. We also underwrite select commercial insurance coverages, which primarily insure dealers' vehicle inventory.

Mortgage Finance operations

Our held-for-investment portfolio includes our direct-to-consumer Ally Home mortgage offering and bulk purchases of high-quality jumbo and LMI mortgage loans originated by third parties. Through our direct-to-consumer channel, we offer a variety of competitively priced jumbo and conforming fixed- and adjustable-rate mortgage products through a third party. Through the bulk loan channel, we purchase loans from several qualified sellers, on a servicing-released basis, allowing us to directly oversee servicing activities and manage refinancing through our direct-to-consumer channel.

Corporate Finance operations

Our Corporate Finance operations provide senior secured asset-based and leveraged cash flow loans to mostly U.S.-based middle-market companies, with a focus on businesses owned by private equity sponsors. These loans are typically used for leveraged buyouts, refinancing and recapitalizations, mergers and acquisitions, growth, turnarounds, and debtor-in-possession financings. We also provide, through our Lender Finance business, nonbank wholesale-funded managers with partial funding for their direct-lending activities, which is principally leveraged loans. Additionally, we offer a commercial real estate product, currently focused on lending to skilled nursing facilities, senior housing, and medical office buildings.

Corporate and Other

Corporate and Other primarily consists of centralized corporate treasury activities, such as management of the cash and corporate investment securities and loan portfolios, short- and long-term debt, retail and brokered deposit liabilities, derivative instruments, original issue discount, and the residual impacts of our corporate FTP and treasury ALM activities. Corporate and Other also includes certain equity investments, which primarily consist of FHLB and FRB stock—as well as other equity investments through Ally Ventures, our strategic investment business—and the management of our legacy mortgage portfolio, which primarily consists of loans originated prior to January 1, 2009, and reclassifications and eliminations between the reportable operating segments. Financial results related to Ally Invest, our digital brokerage and advisory offering, Ally Lending, our point-of-sale financing business, Ally Credit Card, and CRA loans and investments are also included within Corporate and Other. On December 31, 2023, we committed to sell our Ally Lending business and reclassified to held-for-sale. Refer to Note 2 for additional information.

We utilize an FTP methodology for the majority of our business operations. The FTP methodology assigns charge rates and credit rates to classes of assets and liabilities on a match funded basis, aligned with the expected duration and the benchmark rate curve plus an assumed credit spread. Match funding allocates interest income and interest expense to these reportable segments so their respective results are insulated from interest rate and liquidity risk. This methodology is consistent with our ALM practices, which includes managing interest rate risk centrally at a corporate level. While the baseline FTP components at Ally assume 100% debt funding, the framework also incorporates a credit on the allocated capital for each business line. For business lines not subject to an FTP funding allocation, the FTP methodology applies a capital charge to the amount of excess liquidity that the business line holds, relative to its regulatory capital. This reduces the allocated interest expense to account for the equity that must be held based on Ally's internal capital requirement. The net residual impact of the FTP methodology is included within the results of Corporate and Other.

The information presented in our reportable operating segments is based in part on internal allocations and methodologies, including a COH methodology, which involves management judgment. COH methodology is used for measuring the profit and loss of our reportable operating segments. We have various enterprise functions, such as technology, marketing, finance, compliance, internal audit, and risk. Operating expenses from the enterprise functions are either directly allocated to the reportable operating segment, indirectly allocated to the reportable operating segment utilizing the COH methodology, or remain in Corporate and Other. COH methodology considers the reportable operating segment expense base and enterprise function expenses. The reportable operating segment expense base is used to determine the allocation mix. This mix is applied to the allocable expenses in Corporate and Other to determine the COH for the respective reportable

Notes to Consolidated Financial Statements

operating segment. Allocable enterprise function costs are primarily technology and marketing expenses. Generally, costs that remain within Corporate and Other that are not allocated to our reportable operating segments include marketing sponsorships, treasury and other corporate activities, and charitable contributions.

Financial information for our reportable operating segments is summarized as follows.

Year ended December 31, ($ in millions)	Automotive Finance operations	Insurance operations	Mortgage Finance operations	Corporate Finance operations	Corporate and Other	Consolidated (a)
2023						
Net financing revenue and other interest income	$ 5,361	$ 117	$ 211	$ 397	$ 115	$ 6,201
Other revenue	321	1,428	16	104	144	2,013
Total net revenue	5,682	1,545	227	501	259	8,214
Provision for credit losses	1,618	—	(3)	52	301	1,968
Total noninterest expense (b)	2,450	1,332	138	142	1,101	5,163
Income (loss) from continuing operations before income tax expense	$ 1,614	$ 213	$ 92	$ 307	$ (1,143)	$ 1,083
Total assets	$ 115,387	$ 9,081	$ 18,512	$ 11,212	$ 42,200	$ 196,392
2022						
Net financing revenue and other interest income	$ 5,224	$ 89	$ 221	$ 334	$ 982	$ 6,850
Other revenue	306	1,023	27	122	100	1,578
Total net revenue	5,530	1,112	248	456	1,082	8,428
Provision for credit losses	1,036	—	3	43	317	1,399
Total noninterest expense	2,244	1,150	190	131	972	4,687
Income (loss) from continuing operations before income tax expense	$ 2,250	$ (38)	$ 55	$ 282	$ (207)	$ 2,342
Total assets	$ 111,463	$ 8,659	$ 19,529	$ 10,544	$ 41,631	$ 191,826
2021						
Net financing revenue and other interest income	$ 5,209	$ 59	$ 124	$ 308	$ 467	$ 6,167
Other revenue	251	1,345	94	128	221	2,039
Total net revenue	5,460	1,404	218	436	688	8,206
Provision for credit losses	53	—	(1)	38	151	241
Total noninterest expense	2,023	1,061	187	116	723	4,110
Income (loss) from continuing operations before income tax expense	$ 3,384	$ 343	$ 32	$ 282	$ (186)	$ 3,855
Total assets	$ 103,653	$ 9,381	$ 17,847	$ 7,950	$ 43,283	$ 182,114

(a) Net financing revenue and other interest income after the provision for credit losses totaled $4.2 billion, $5.5 billion, and $5.9 billion for the years ended December 31, 2023, 2022, and 2021, respectively.

(b) Includes a $149 million impairment of goodwill related to our Ally Lending business for the year ended December 31, 2023. Refer to Note 13 for additional information.

Notes to Consolidated Financial Statements

27. Parent Company Condensed Financial Information

The following tables present standalone condensed financial statements for Ally Financial Inc. (referred to within this section as the Parent). These condensed statements are provided in accordance with SEC rules, which require disclosure when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets, and should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to the Consolidated Financial Statements. For purposes of these condensed financial statements, the Parent's wholly owned subsidiaries are presented in accordance with the equity method of accounting.

Condensed Statement of Comprehensive Income (Loss)

Year ended December 31, ($ in millions)	2023		2022		2021
Net financing loss and other interest income (a)	$	(945)	$ (1,000)	$	(1,070)
Dividends from bank subsidiaries		1,350	3,150		3,450
Dividends from nonbank subsidiaries		250	1		27
Total other revenue		169	103		243
Total net revenue		824	2,254		2,650
Provision for credit losses		(14)	(32)		(106)
Total noninterest expense		466	665		650
Income from continuing operations before income tax benefit and undistributed income (loss) of subsidiaries		372	1,621		2,106
Income tax benefit from continuing operations (b)		(408)	(253)		(412)
Net income from continuing operations		780	1,874		2,518
Loss from discontinued operations, net of tax		(2)	(1)		(5)
Equity in undistributed earnings of subsidiaries		242	(159)		547
Net income		1,020	1,714		3,060
Other comprehensive income (loss), net of tax		243	(3,901)		(789)
Comprehensive income (loss)	$	1,263	$ (2,187)	$	2,271

(a)   Net financing loss and other interest income is primarily driven by interest expense on long-term debt.
(b)   There is a significant variation in the customary relationship between pretax income and income tax benefit due to our accounting policy elections and consolidated tax adjustments. The income tax benefit excludes tax effects on dividends from subsidiaries.

Notes to Consolidated Financial Statements

Condensed Balance Sheet

December 31, ($ in millions)	2023		2022	
Assets				
Cash and cash equivalents (a)	$	**3,911**	$	3,333
Equity securities		**16**		—
Finance receivables and loans, net of unearned income		**1,478**		560
Allowance for loan losses		**22**		23
Total finance receivables and loans, net		**1,500**		583
Investments in subsidiaries				
Bank subsidiaries		**13,692**		13,197
Nonbank subsidiaries		**4,503**		5,191
Intercompany receivables from subsidiaries		**263**		223
Investment in operating leases, net		**16**		21
Other assets		**1,536**		1,307
Total assets	$	**25,437**	$	23,855
Liabilities and equity				
Long-term debt (b)	$	**10,427**	$	10,035
Interest payable		**98**		84
Intercompany debt to subsidiaries		**772**		545
Intercompany payables to subsidiaries		**41**		41
Accrued expenses and other liabilities		**333**		291
Total liabilities		**11,671**		10,996
Total equity		**13,766**		12,859
Total liabilities and equity	$	**25,437**	$	23,855

(a) Includes $3.9 billion and $3.3 billion deposited by the Parent at Ally Bank as of December 31, 2023, and 2022, respectively. These funds are available to the Parent for liquidity purposes.

(b) Includes $2.0 billion of the outstanding principal balance of senior notes fully and unconditionally guaranteed by subsidiaries of the Parent as of both December 31, 2023, and 2022.

Condensed Statement of Cash Flows

Year ended December 31, *($ in millions)*	2023	2022	2021
Operating activities			
Net cash provided by operating activities	$ 879	$ 1,733	$ 3,753
Investing activities			
Proceeds from sales of finance receivables and loans initially held-for-investment	1	64	378
Originations and repayments of finance receivables and loans held-for-investment and other, net	(37)	(7)	189
Net change in loans — intercompany	(290)	(65)	(10)
Purchases of equity securities	—	—	(8)
Proceeds from sales of equity securities	5	1	—
Capital contributions to subsidiaries	(8)	—	—
Returns of contributed capital	1	52	24
Net change in nonmarketable equity investments	(2)	8	29
Other, net	(10)	(27)	44
Net cash (used in) provided by investing activities	(340)	26	646
Financing activities			
Net change in short-term borrowings	—	—	(2,136)
Proceeds from issuance of long-term debt	2,410	1,655	765
Repayments of long-term debt	(2,087)	(1,088)	(777)
Net change in debt — intercompany	227	(496)	(336)
Repurchase of common stock	(33)	(1,650)	(1,994)
Preferred stock issuance	—	—	2,324
Trust preferred securities redemption	—	—	(2,710)
Common stock dividends paid	(368)	(384)	(324)
Preferred stock dividends paid	(110)	(110)	(57)
Net cash provided by (used in) financing activities	39	(2,073)	(5,245)
Net increase (decrease) in cash and cash equivalents and restricted cash	578	(314)	(846)
Cash and cash equivalents and restricted cash at beginning of year	3,366	3,680	4,526
Cash and cash equivalents and restricted cash at end of year	$ 3,944	$ 3,366	$ 3,680

The following table provides a reconciliation of cash and cash equivalents and restricted cash from the Condensed Balance Sheet to the Condensed Statement of Cash Flows.

Year ended December 31, *($ in millions)*	2023	2022
Cash and cash equivalents on the Condensed Balance Sheet	$ 3,911	$ 3,333
Restricted cash included in other assets on the Condensed Balance Sheet (a)	33	33
Total cash and cash equivalents and restricted cash in the Condensed Statement of Cash Flows	$ 3,944	$ 3,366

(a) Restricted cash balances relate primarily to Ally securitization arrangements. Refer to Note 13 for additional details describing the nature of restricted cash balances.

Notes to Consolidated Financial Statements

28. Guarantees and Commitments

Guarantees

Guarantees are defined as contracts or indemnification agreements that contingently require us to make payments to third parties based on changes in the underlying agreements with the guaranteed parties. The following summarizes our outstanding guarantees, including those of our discontinued operations, made to third parties on our Consolidated Balance Sheet, for the periods shown.

December 31, ($ in millions)	2023 Maximum liability	2023 Carrying value of liability	2022 Maximum liability	2022 Carrying value of liability
Standby letters of credit and other guarantees	$ 259	$ —	$ 272	$ 1

Our Corporate Finance operations has exposure to standby letters of credit that represent irrevocable guarantees of payment of specified financial obligations. Third-party beneficiaries primarily accept standby letters of credit as insurance in the event of nonperformance by our borrowers. Our borrowers may request letters of credit under their revolving loan facility up to a certain sub-limit amount. We may also require collateral to be posted by our borrowers. We received $3 million of cash collateral related to these letters of credit at December 31, 2023. Expiration dates on letters of credit range from certain ongoing commitments that will expire during the upcoming year to terms of several years for certain letters of credit. If the beneficiary draws under a letter of credit, we will be liable to the beneficiary for payment of the amount drawn under such letter of credit, with our recourse being a charge to the borrower's loan facility or transfer of ownership to us of the related collateral. As many of these commitments are subject to borrowing base agreements and other restrictive covenants or may expire without being fully drawn, the stated amounts of the letters of credit are not necessarily indicative of future cash requirements.

In connection with our Ally Invest advisory offering, we introduce customer securities accounts to a clearing broker, which clears and maintains custody of all customer assets and account activity. We are responsible for obtaining from each customer funds or securities as are required to be deposited or maintained in their accounts. As a result, we are liable for any loss, liability, damage, cost, or expense incurred or sustained by the clearing broker as a result of the failure of any customer to timely make payments or deposits of securities to satisfy their contractual obligations. In addition, customer securities activities are transacted on either a cash or margin basis. In margin transactions, we may extend credit to the customer, through our clearing broker, subject to various regulatory rules and margin lending practices, collateralized by cash and securities in the customer's account. In connection with these activities, we also execute customer transactions involving the sale of securities not yet purchased. These transactions may expose us to credit risk in the event the customer's assets are not sufficient to fully cover losses, which the customer may incur. In the event the customer fails to satisfy its obligations, we will purchase or sell financial instruments in the customer's account in order to fulfill the customer's obligations. The maximum potential exposure under these arrangements is difficult to estimate; however, the potential for us to incur material losses pursuant to these arrangements is remote.

Commitments

Financing Commitments

The contractual commitments were as follows.

December 31, ($ in millions)	2023	2022
Unused revolving credit line commitments and other (a) (b)	$ 10,658	$ 9,156
Commitments to provide capital to investees (c)	1,191	1,112
Construction-lending commitments (d)	168	178
Home equity lines of credit (e)	134	145
Mortgage loan origination commitments (f)	29	14

(a) The unused portion of revolving lines of credit reset at prevailing market rates and, approximate fair value.
(b) Includes $68 million of financing commitments related to our Ally Lending business, which was transferred to operations held-for-sale as of December 31, 2023. Refer to Note 2 for additional information.
(c) We are committed to contribute capital to certain investees.
(d) We are committed to fund the remaining unused balance while loans are in the construction period.
(e) We are committed to fund the remaining unused balances on home equity lines of credit.
(f) Commitments with mortgage loan applicants in which the loan terms, including interest rate and price, are guaranteed for a designated period of time subject to the completion of underwriting procedures.

Revolving credit line commitments contain an element of credit risk. We manage the credit risk for unused revolving credit line commitments by applying the same credit policies in making commitments as we do for extending loans.

The information presented above excludes the unused portion of commitments that are unconditionally cancelable by us. We had $18.7 billion and $23.6 billion of unfunded commitments related to unconditionally cancelable arrangements at December 31, 2023, and 2022, respectively, which primarily consisted of wholesale floorplan financing and consumer credit card lines.

Lease Commitments

For details about our future minimum payments under operating leases with noncancelable lease terms, refer to Note 10.

Notes to Consolidated Financial Statements

Contractual Commitments

We have entered into multiple agreements for sponsorship, information technology, voice and communication technology, and related maintenance. Many of the agreements are subject to variable price provisions, fixed or minimum price provisions, and termination or renewal provisions. The following table presents our total future payment obligations expiring after December 31, 2023.

Year ended December 31, *($ in millions)*		
2024	$	263
2025		235
2026		174
2027		85
2028		42
Total future payment obligations	$	799

29. Contingencies and Other Risks

Concentration with GM and Stellantis

While we continue to diversify our automotive finance and insurance businesses and expand into other financial services, GM and Stellantis dealers and their retail customers continue to constitute a significant portion of our customer base. GM, Stellantis, and their captive finance companies compete vigorously with us and could take further actions that negatively impact the amount of business that we do with GM and Stellantis dealers and their customers.

A significant adverse change in GM's or Stellantis' business—including, for example, in the production or sale of GM or Stellantis vehicles, the quality or resale value of GM or Stellantis vehicles, GM's or Stellantis' relationships with its key suppliers, or the rate or volume of recalls of GM or Stellantis vehicles—could negatively impact our GM and Stellantis dealer and retail customer bases and the value of collateral securing our extensions of credit to them. Any future reductions in GM and Stellantis business that we are not able to offset could adversely affect our business and financial results.

Legal Matters and Other Contingencies

As a financial-services company, we are regularly involved in pending or threatened legal proceedings and other matters and are or may be subject to potential liability in connection with them. These legal matters may be formal or informal and include litigation and arbitration with one or more identified claimants, certified or purported class actions with yet-to-be-identified claimants, and regulatory or other governmental information-gathering requests, examinations, investigations, and enforcement proceedings. Our legal matters exist in varying stages of adjudication, arbitration, negotiation, or investigation and span our business lines and operations. Claims may be based in law or equity—such as those arising under contracts or in tort and those involving banking, consumer-protection, securities, tax, employment, and other laws—and some can present novel legal theories and allege substantial or indeterminate damages.

Ally and its subsidiaries, including Ally Bank, also are or may be subject to potential liability under other contingent exposures, including indemnification, tax, self-insurance, and other miscellaneous contingencies.

We accrue for a legal matter or other contingent exposure when a loss becomes probable and the amount of loss can be reasonably estimated. Accruals are evaluated each quarter and may be adjusted, upward or downward, based on our best judgment after consultation with counsel. No assurance exists that our accruals will not need to be adjusted in the future. When a probable or reasonably possible loss on a legal matter or other contingent exposure could be material to our consolidated financial condition, results of operations, or cash flows, we provide disclosure in this note as prescribed by ASC Topic 450, *Contingencies*. Refer to Note 1 for additional information related to our policy for establishing accruals.

The course and outcome of legal matters are inherently unpredictable. This is especially so when a matter is still in its early stages, the damages sought are indeterminate or unsupported, significant facts are unclear or disputed, novel questions of law or other meaningful legal uncertainties exist, a request to certify a proceeding as a class action is outstanding or granted, multiple parties are named, or regulatory or other governmental entities are involved. Other contingent exposures and their ultimate resolution are similarly unpredictable for reasons that can vary based on the circumstances.

As a result, we often are unable to determine how or when threatened or pending legal matters and other contingent exposures will be resolved and what losses may be incrementally and ultimately incurred. Actual losses may be higher or lower than any amounts accrued or estimated for those matters and other exposures, possibly to a significant degree.

Subject to the foregoing, based on our current knowledge and after consultation with counsel, we do not believe that the ultimate outcomes of currently threatened or pending legal matters and other contingent exposures are likely to be material to our consolidated financial condition after taking into account existing accruals. In light of the uncertainties inherent in these matters and other exposures, however, one or more of them could be material to our results of operations or cash flows during a particular reporting period, depending on factors such as the amount of the loss or liability and the level of our income for that period.

Notes to Consolidated Financial Statements

30. Subsequent Events

Declaration of Common Dividend

On January 11, 2024, our Board declared a quarterly cash dividend of $0.30 per share on all common stock. The dividend was paid on February 15, 2024, to stockholders of record at the close of business on February 1, 2024.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act), designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized, and reported within the specified time periods. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), to allow for timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of internal control including the possibility of human error or the circumvention or overriding of controls through individual actions or collusion. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

As of the end of the period covered by this report, our Principal Executive Officer and Principal Financial Officer evaluated, with the participation of our management, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) and concluded that our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

In the normal course of business, we review our controls and procedures and make enhancements or modifications intended to support the quality of our financial reporting. There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the quarter ended December 31, 2023, that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting is included in Item 8, Financial Statements and Supplementary Data, and is incorporated herein by reference. The Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting also is included in Item 8, Financial Statements and Supplementary Data, and incorporated herein by reference.

Item 9B.   Other Information

During the three months ended December 31, 2023, none of our directors or executive officers, as defined in Rule 16a-1 under the Exchange Act, adopted, terminated, or modified a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" as such terms are defined under Item 408 of Regulation S-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 10. Directors, Executive Officers, and Corporate Governance

Executive Officers and Other Significant Employees

David J. DeBrunner — Vice President, Controller, and Chief Accounting Officer of Ally since September 2007. In this role, Mr. DeBrunner, 57, is responsible for all accounting, tax, financial reporting, financial controls, and strategic sourcing and supply chain. Prior to joining Ally, Mr. DeBrunner spent 15 years at Fifth Third Bancorp, where he most recently held the title of senior vice president, chief accounting officer, and controller. His responsibilities included accounting, financial controls and systems, financial reporting, and finance shared services. Prior to serving as the chief accounting officer, he served as the chief financial officer of their commercial division and held various finance and operational leadership positions throughout the company beginning in 1992. Prior to joining Fifth Third, he worked in audit services for Deloitte in their Chicago and Cincinnati offices. Mr. DeBrunner earned a bachelor's degree in accounting from the Kelley School of Business at Indiana University. He is a member of the American Institute of Certified Public Accountants and the Ohio Society of Public Accountants. He is a board member and past Chairman of the Board of Directors for the Detroit Institute for Children, which provides services for Michigan's children with special needs and their families. He also serves on the Board of Directors of the Ally Charitable Foundation.

Russell E. Hutchinson — Chief Financial Officer of Ally since July 2023. In this role, he is responsible for oversight of Ally's finance, accounting, capital markets, treasury, investor relations, supply chain, and modeling and analytics functions. Prior to joining Ally, Mr. Hutchinson, 49, served as chief operating officer for global mergers and acquisitions at Goldman Sachs Group Inc., after holding the position of chief strategy officer, where he oversaw mergers and acquisitions (M&A), strategy and innovation. Earlier, he spent two decades working in Goldman's Investment Banking Division, advising clients in the financial services sector, including Ally. Mr. Hutchinson began his career as an associate consultant at the Boston Consulting Group in its Toronto office. He is a member of the Board of Trustees of The Studio Museum in Harlem and is also a member of the Council on Chicago Booth, which advises leadership at the University of Chicago Booth School of Business. Mr. Hutchinson was a Canada Scholar and earned a Bachelor of Science in Engineering Physics from Queen's University in Canada and an MBA from the University of Chicago Booth School of Business.

Diane E. Morais — President, Consumer & Commercial Banking Products at Ally Bank since March 2017. Ms. Morais, 58, is responsible for driving the growth, profitability, and digital evolution of Ally's consumer and commercial banking division. She has oversight of the Deposits, Online Brokerage and Advisory offering, Mortgage, Ally Lending, Credit Card, and corporate-finance businesses. In addition, Ms. Morais oversees the company's customer care channels, as well as the CRA program. Ms. Morais was instrumental in the creation and launch of the Ally brand in 2009. Under Ms. Morais' leadership, Ally Bank has achieved double-digit retail deposit customer growth each year, and now has over 3.0 million customers and approximately $142 billion in retail deposits. Ally has received numerous third-party accolades, including being named "Best Online Bank" in America by Money® Magazine, as well as "Best Internet Bank" and "Best for Millennials" by Kiplinger's Personal Finance. Prior to holding key leadership positions of increasing responsibility at Ally, Ms. Morais achieved a number of significant professional accomplishments in the financial services sector. During a career spanning 12 years at Bank of America, she served in senior roles in deposit and debit products, national customer experience, card services marketing, and consumer mortgage vendor management. Ms. Morais also spent nine years at Citibank's credit card division in a variety of marketing, risk, and finance roles. A native of Pittsburgh, PA, Ms. Morais holds a bachelor's degree from Pennsylvania State University. She is a member of the Board of Directors for Junior Achievement of Central Carolinas, Charlotte Center City Partners, and YMCA of Greater Charlotte. Ms. Morais has been named to American Banker Magazine's '25 Most Powerful Women in Banking' list for the ninth consecutive year. Ms. Morais was also named one of the top 25 outstanding business women in the Charlotte Business Journal's 2018 Women in Business Awards. She is active in the Charlotte community, serving as an 'Executive in Residence' for Queens University and volunteers for Habitat for Humanity, Dress for Success, and the Salvation Army.

Jason E. Schugel — Chief Risk Officer of Ally since April 2018. In this role, Mr. Schugel, 50, has overall responsibility for execution of Ally's independent risk management. He has responsibility for the enterprise risk-management framework, establishment of risk-management processes, ensuring that Ally targets an appropriate balance between risk and return, mitigating unnecessary risk, and protecting the company's financial returns. Mr. Schugel was previously deputy chief risk officer for the company since 2017, leading various risk-management activities. Prior to that role, he was general auditor for Ally, responsible for the company's internal audit function as well as administrative oversight for Ally's loan review function. He joined Ally in 2009, overseeing the company's financial planning and analysis team, which is responsible for Ally's financial performance reporting, enterprise-wide forecasting, and planning. He also served as lead finance executive for Ally's global functions. Before joining Ally, he was vice president of financial planning and analysis, and investor relations at LendingTree, LLC. Prior to that, he worked in investment banking for Wachovia and began his career at First Plus Financial, specializing in mergers and acquisitions. He earned a bachelor's degree in business administration from Southern Methodist University in Dallas and a master's degree in business administration from the Babcock Graduate School of Management at Wake Forest University. Mr. Schugel is the Chairman of the board of the Allegro Foundation, an organization that is a champion for children with disabilities.

Douglas R. Timmerman — Appointed Interim Chief Executive Officer of Ally effective February 1, 2024. Mr. Timmerman has served as President of Dealer Financial Services of Ally since August 2021. In this role, Mr. Timmerman, 61, was responsible for deepening Ally's relationships with approximately 22,000 dealer customers and further optimizing the full spectrum of automotive finance and insurance services for dealer and consumer customers. Previously, he was president of Automotive Finance since 2018, and served as president of Ally's Insurance business since 2014. Mr. Timmerman's thirty-plus years at Ally, spanning leadership positions across the automotive finance and insurance business, make his understanding of this dynamic industry unparalleled. Prior to leading the insurance business, Mr. Timmerman was Vice President of Automotive Finance for the southeast region in Atlanta. In that capacity, he was responsible for sales, risk management, and portfolio management for more than 4,000 dealer relationships across 11 states. Since joining Ally in 1986, he has held a

variety of leadership roles in different areas including commercial lending, consumer lending, collections, sales, and marketing. His experience also includes a broad geographical reach, holding assignments that have touched nearly every state. The Nebraska native began his career with Ally shortly after earning his master's degree in business administration from the University of Nebraska. He also holds a bachelor's degree from the University of Nebraska. Mr. Timmerman supports several organizations and research efforts associated with finding a cure for Type 1 diabetes. He is an active volunteer and supporter of Children's Hospital of Atlanta and the Juvenile Diabetes Research Foundation.

Isvara M. Wilson — Acting General Counsel of Ally since December 2023 and has served as deputy general counsel of Ally since November 2021. In her current role, Ms. Wilson, 53, oversees all of Ally's legal affairs and is also responsible for Ally's corporate-secretarial and government relations functions. Ms. Wilson joined Ally from Columbia, S.C.-based AgFirst Farm Credit Bank, where she served as executive vice president and chief administrative officer, overseeing legal, compliance, lending and capital markets, human resources, and other bank functions. Before that, she was associate general counsel and managing director at Bank of America where she was named on the Financial Times list of most innovative U.S. in-house lawyers. Ms. Wilson began her career with stints at law firms Hunton Andrews Kurth LLP, Kilpatrick LLP, and Shearman & Sterling LLP. Ms. Wilson received a bachelor's degree in economics from The Wharton School at the University of Pennsylvania. She received a juris doctorate from Tulane University Law School. Ms. Wilson sits on the board of directors of Boys and Girls Club of the Crescent Region and Bechtler Museum of Art.

Additional Information

Additional information in response to this Item 10 can be found in the Company's 2024 Proxy Statement under "Proposal 1 — Election of Directors," "The Board's Leadership Structure," "Code of Conduct and Ethics," and "Transactions with Related Persons." That information is incorporated into this item by reference.

Item 11. Executive Compensation

Items in response to this Item 11 can be found in the Company's 2024 Proxy Statement under "Executive Compensation." That information is incorporated into this item by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table provides information about the securities authorized for issuance under our equity compensation plans as of December 31, 2023.

Plan category	(1) Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) *(in thousands)*	(2) Weighted-average exercise price of outstanding options, warrants and rights	(3) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (1)) (b) *(in thousands)*
Equity compensation plans approved by security holders	9,776	—	25,824
Total	9,776	—	25,824

(a) Includes restricted stock units outstanding under the Incentive Compensation Plan and deferred stock units outstanding under the Non-Employee Directors Equity Compensation Plan.

(b) Includes 21,398,617 securities available for issuance under the plans identified in (a) above and 4,425,243 securities available for issuance under Ally's Employee Stock Purchase Plan.

Additional items required by this Item 12 can be found in the Company's 2024 Proxy Statement under "Security Ownership of Certain Beneficial Owners," and "Executive Compensation." That information is incorporated into this item by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Items in response to this Item 13 can be found in the Company's 2024 Proxy Statement under "Director Qualifications and Responsibilities," "Code of Conduct and Ethics," and "Transactions with Related Persons." That information is incorporated into this item by reference.

Item 14. Principal Accountant Fees and Services

Information about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) for services performed can be found in the Company's 2024 Proxy Statement under "Audit Committee Report." That information is incorporated into this item by reference.

Part IV

Ally Financial Inc. • Form 10-K

Item 15. Exhibits and Financial Statement Schedules

The exhibits listed on the accompanying Index of Exhibits are filed or incorporated by reference as a part of this report. This Index is incorporated herein by reference. Certain financial statements schedules have been omitted because prescribed information has been incorporated into the Consolidated Financial Statements or notes thereto.

Exhibit	Description	Method of Filing
3.1	Form of Amended and Restated Certificate of Incorporation	Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated as of March 14, 2014, (File No. 1-3754), incorporated herein by reference.
3.2	Ally Financial Inc. Amended and Restated Bylaws	Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated as of December 9, 2022, (File No. 1-3754), incorporated herein by reference.
3.3	Certificate of Designation of 4.7% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B	Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated April 22, 2021 (File No. 1-3754), incorporated herein by reference.
3.4	Certificate of Designation of 4.7% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series C	Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 25, 2021 (File No. 1-3754), incorporated herein by reference.
4.1	Form of Indenture dated as of July 1, 1982, between the Company and Bank of New York (Successor Trustee to Morgan Guaranty Trust Company of New York), relating to Debt Securities	Filed as Exhibit 4(a) to the Company's Registration Statement No. 2-75115, incorporated herein by reference.
4.1.1	Form of First Supplemental Indenture dated as of April 1, 1986, supplementing the Indenture designated as Exhibit 4.1	Filed as Exhibit 4(g) to the Company's Registration Statement No. 33-4653, incorporated herein by reference.
4.1.2	Form of Second Supplemental Indenture dated as of June 15, 1987, supplementing the Indenture designated as Exhibit 4.1	Filed as Exhibit 4(h) to the Company's Registration Statement No. 33-15236, incorporated herein by reference.
4.1.3	Form of Third Supplemental Indenture dated as of September 30, 1996, supplementing the Indenture designated as Exhibit 4.1	Filed as Exhibit 4(i) to the Company's Registration Statement No. 333-33183, incorporated herein by reference.
4.1.4	Form of Fourth Supplemental Indenture dated as of January 1, 1998, supplementing the Indenture designated as Exhibit 4.1	Filed as Exhibit 4(j) to the Company's Registration Statement No. 333-48705, incorporated herein by reference.
4.1.5	Form of Fifth Supplemental Indenture dated as of September 30, 1998, supplementing the Indenture designated as Exhibit 4.1	Filed as Exhibit 4(k) to the Company's Registration Statement No. 333-75463, incorporated herein by reference.
4.1.6	Form of Sixth Supplemental Indenture dated as of June 9, 2022, supplementing the Indenture designated as Exhibit 4.1	Filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated as of June 9, 2022 (File No. 1-3754), incorporated herein by reference.
4.2	Form of Indenture dated as of September 24, 1996, between the Company and The Chase Manhattan Bank, Trustee, relating to Term Notes	Filed as Exhibit 4 to the Company's Registration Statement No. 333-12023, incorporated herein by reference.
4.2.1	Form of First Supplemental Indenture dated as of January 1, 1998, supplementing the Indenture designated as Exhibit 4.2	Filed as Exhibit 4(a)(1) to the Company's Registration Statement No. 333-48207, incorporated herein by reference.
4.2.2	Form of Second Supplemental Indenture dated as of June 30, 2006, supplementing the Indenture designated as Exhibit 4.2	Filed as Exhibit 4(a)(2) to the Company's Registration Statement No. 333-136021, incorporated herein by reference.
4.2.3	Form of Third Supplemental Indenture dated as of August 24, 2012, supplementing the Indenture designated as Exhibit 4.2	Filed as Exhibit 4.1.3 to the Company's Registration Statement No. 333-183535, incorporated herein by reference.
4.2.4	Form of Fourth Supplemental Indenture dated as of August 24, 2012, supplementing the Indenture designated as Exhibit 4.2	Filed as Exhibit 4.1.4 to the Company's Registration Statement No. 333-183535, incorporated herein by reference.
4.3	Indenture, dated as of December 31, 2008, between the Company and The Bank of New York Mellon, Trustee	Filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated as of January 2, 2009, (File No. 1-3754), incorporated herein by reference.
4.4	Form of Guarantee Agreement related to Ally Financial Inc. Senior Unsecured Guaranteed Notes	Filed as Exhibit 4.10 to the Company's Registration Statement No. 333-193070, incorporated herein by reference.

215

Exhibit	Description	Method of Filing
4.5	Form of Fixed Rate Senior Unsecured Note	Filed as Exhibit 4.8 to the Company's Registration Statement No. 333-193070, incorporated herein by reference.
4.6	Form of Floating Rate Senior Unsecured Note	Filed as Exhibit 4.9 to the Company's Registration Statement No. 333-193070, incorporated herein by reference.
4.7	Indenture, dated as of November 20, 2015, between the Company and The Bank of New York Mellon, Trustee	Filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated as of November 20, 2015, (File No. 1-3754), incorporated herein by reference.
4.8	Form of Subordinated Note	Included in Exhibit 4.13.
4.9	Description of Securities	Filed as Exhibit 4.15 to the Company's Annual Report for the period ended December 31, 2019, on Form 10-K (File No. 1-3754), incorporated herein by reference.
4.10	Form of Fixed Rate Senior Unsecured Note	Filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated as of April 8, 2020, (File No. 1-3754), incorporated herein by reference.
4.11	Form of Fixed Rate Senior Unsecured Note	Filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated as of June 3, 2020 (File No. 1-3754), incorporated herein by reference.
4.12	Form of Fixed Rate Senior Unsecured Note	Filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated as of September 18, 2020, (File No. 1-3754), incorporated herein by reference.
10	Ally Financial Inc. Incentive Compensation Plan	Filed as Exhibit 10 to the Company's Annual Report for the period ended December 31, 2022, on Form 10-K (File No. 1-3754), incorporated herein by reference.
10.1	Ally Financial Inc. Annual Incentive Plan	Filed as Exhibit 10.1 to the Company's Annual Report for the period ended December 31, 2022, on Form 10-K (File No. 1-3754), incorporated herein by reference.
10.2	Ally Financial Inc. Employee Stock Purchase Plan	Filed as Exhibit 10.4 to the Company's Annual Report for the period ended December 31, 2021, on Form 10-K (File No. 1-3754), incorporated herein by reference.
10.3	Ally Financial Inc. Non-Employee Directors Equity Compensation Plan	Filed as Exhibit 10.3 to the Company's Annual Report for the period ended December 31, 2022, on Form 10-K (File No. 1-3754), incorporated herein by reference.
10.4	Ally Financial Inc. Severance Plan, Plan Document and Summary Plan Description	Filed as Exhibit 10.6 to the Company's Annual Report for the period ended December 31, 2018, on Form 10-K (File No. 1-3754), incorporated herein by reference.
10.5	Ally Financial Inc. Non-Employee Directors Deferred Compensation Plan	Filed as Exhibit 10.6 to the Company's Annual Report for the period ended December 31, 2021, (File No. 1-3754), incorporated herein by reference.
10.6	Form of Award Agreement related to the issuance of Performance Stock Units	Filed herewith.
10.7	Form of Award Agreement related to the issuance of Restricted Stock Units	Filed herewith.
10.8	Form of Award Agreement related to the issuance of Key Contributor Stock Units	Filed herewith.
10.9	Executive Transition Agreement	Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated as of November 28, 2023 (File No. 1-3754), incorporated by reference herein.
10.10	Letter Agreement	Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated as of October 10, 2023 (File No. 1-3754), incorporated by reference herein.
21	Ally Financial Inc. Subsidiaries as of December 31, 2023	Filed herewith.
22.1	Subsidiary Guarantors	Filed as Exhibit 22 to the Company's Quarterly Report for the period ended March 31, 2020, on Form 10-Q (File No. 1-3754), incorporated herein by reference.
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)	Filed herewith.
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)	Filed herewith.

Exhibit	Description	Method of Filing
32	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350	Filed herewith.
97	Policy Relating to the Recovery of Erroneously Awarded Compensation	Filed herewith.
101	The following information from our 2023 Annual Report on Form 10-K, formatted in Inline XBRL: (i) Consolidated Statement of Income, (ii) Consolidated Statement of Comprehensive Income, (iii) Consolidated Balance Sheet, (iv) Consolidated Statement of Changes in Equity, (v) Consolidated Statement of Cash Flows, and (vi) the Notes to the Consolidated Financial Statements.	Filed herewith.
104	The cover page of our 2023 Annual Report on Form 10-K, (formatted in Inline XBRL and contained in Exhibit 101)	Filed herewith.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, this 20th day of February, 2024.

Ally Financial Inc.
(Registrant)

/S/ DOUGLAS R. TIMMERMAN

Douglas R. Timmerman
Interim Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, this 20th day of February, 2024.

/S/ DOUGLAS R. TIMMERMAN	/S/ RUSSELL E. HUTCHINSON
Douglas R. Timmerman	Russell E. Hutchinson
Interim Chief Executive Officer	*Chief Financial Officer*

/S/ DAVID J. DEBRUNNER

David J. DeBrunner
Vice President, Controller, and Chief Accounting Officer

/S/ FRANKLIN W. HOBBS
_____

Franklin W. Hobbs
Ally Chairman

/S/ KENNETH J. BACON
_____

Kenneth J. Bacon
Director

/S/ WILLIAM H. CARY
_____

William H. Cary
Director

/S/ MAYREE C. CLARK
_____

Mayree C. Clark
Director

/S/ KIM S. FENNEBRESQUE
_____

Kim S. Fennebresque
Director

/S/ THOMAS P. GIBBONS
_____

Thomas P. Gibbons
Director

/S/ MELISSA GOLDMAN
_____

Melissa Goldman
Director

/S/ MARJORIE MAGNER
_____

Marjorie Magner
Director

/S/ DAVID REILLY
_____

David Reilly
Director

/S/ BRIAN H. SHARPLES
_____

Brian H. Sharples
Director

/S/ MICHAEL F. STEIB
_____

Michael F. Steib
Director

Exhibit 31.1

Ally Financial Inc.

I, Douglas R. Timmerman, certify that:

1. I have reviewed this report on Form 10-K of Ally Financial Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2024

/S/ DOUGLAS R. TIMMERMAN

Douglas R. Timmerman
Interim Chief Executive Officer

Exhibit 31.2

Ally Financial Inc.

I, Russell E. Hutchinson, certify that:

1. I have reviewed this report on Form 10-K of Ally Financial Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2024

/S/ RUSSELL E. HUTCHINSON

Russell E. Hutchinson
Chief Financial Officer

Exhibit 32

Ally Financial Inc.

Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350

In connection with the Annual Report of Ally Financial Inc. (the Company) on Form 10-K for the period ending December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the Report), each of the undersigned officers of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to the best of their knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ DOUGLAS R. TIMMERMAN

Douglas R. Timmerman
Interim Chief Executive Officer
February 20, 2024

/S/ RUSSELL E. HUTCHINSON

Russell E. Hutchinson
Chief Financial Officer
February 20, 2024

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Ally Financial Inc. and will be furnished to the Securities and Exchange Commission or its staff upon request.



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